As filed with the Securities and Exchange Commission on October 27, 2014

Registration No. 333-198838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRIUMPH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Texas	6712	20-0477066
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12700 Park Central Drive, Suite 1700

Dallas, Texas 75251

(214) 365-6900

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Aaron P. Graft

President and Chief Executive Officer

Triumph Bancorp, Inc.

12700 Park Central Drive, Suite 1700

Dallas, Texas 75251

(214) 365-6900

(Name, address, including zip code and telephone number, including area code, of agent for service)

With copies to:

Edward D. Herlihy, Esq. Mark F. Veblen, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	Charles E. Greef, Esq. Michael G. Keeley, Esq. Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 Telephone: (214) 979-3000 Facsimile: (214) 880-0011

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	7,705,000	$16.00	$123,280,000	$15,585.14(3)

(1)	Includes 1,005,000 shares of common stock that the underwriters have the option to purchase pursuant to their purchase option.
(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.

(3)	$12,880 of such fee was previously paid.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 27, 2014

PRELIMINARY PROSPECTUS

6,700,000 Shares

Common Stock

This is the initial public offering of Triumph Bancorp, Inc., a financial holding company registered under the Bank Holding Company Act of 1956, as amended. We are offering 6,700,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price per share of our common stock will be between $14.00 and $16.00 per share.

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “TBK.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 18.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Initial public offering price
Underwriting discounts(1)
Proceeds to us, before expenses

(1)	See “Underwriting” for additional information regarding the underwriting discount and certain expenses payable to the underwriters by us.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Delivery of the shares of our common stock is expected to be made on or about                     , 2014. We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional 1,005,000 shares of our common stock.

SANDLER O’NEILL + PARTNERS, L.P.	EVERCORE	WELLS FARGO SECURITIES

KEEFE, BRUYETTE & WOODS	NOMURA
A STIFEL COMPANY

Prospectus dated                     , 2014

TRIUMPH

TRIUMPH SAVINGS BANK

TRIUMPH COMMUNITY BANK

TRIUMPH HEALTHCARE FINANCE

TRIUMPH COMMERCIAL FINANCE

TRIUMPH BUSINESS CAPITAL

TRIUMPH CAPITAL ADVISORS

TRIUMPH INSURANCE

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET AND INDUSTRY DATA

Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. The industry forward-looking statements included in this prospectus may be materially different than actual results.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (or the “JOBS Act”). We will continue to be an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the last day of the fiscal year in which we have more than $1.0 billion in annual revenues;

•	the date on which we have more than $700 million in market value of our common shares held by nonaffiliates; or

•	the date on which we issue more than $1.0 billion of nonconvertible debt over a three-year period.

Until we cease to be an emerging growth company, we may take advantage of specified reduced reporting and other regulatory requirements generally unavailable to other public companies. Those provisions allow us to:

•	present only two years of audited financial statements;

•	discuss only our results of operations for two years in related Management’s Discussions and Analyses;

•	provide less than five years of selected financial data in an initial public offering registration statement;

•	to not provide an auditor attestation of our internal control over financial reporting;

•	to choose not to adopt new or revised financial accounting standards until they would apply to private companies;

•	to choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements;

•	to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and

•	to not seek a nonbinding advisory vote on executive compensation or golden parachute arrangements.

- ii -

We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our stockholders.

We have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this prospectus, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

- iii -

PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus and may not contain all of the information that you need to consider in making your investment decision. To understand this offering fully, you should carefully read this summary together with the more detailed information contained in this prospectus. You should carefully consider the section titled “Risk Factors” in this prospectus and our consolidated financial statements. Unless we state otherwise or the context otherwise requires, references in this prospectus to “Triumph,” “we,” “our,” “us,” “ourselves,” “our Company” and the “Company” refer to Triumph Bancorp, Inc., a Texas corporation, and, unless the context requires otherwise, its subsidiaries.

Overview

We are a financial holding company headquartered in Dallas, Texas and registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Through our two wholly owned bank subsidiaries, Triumph Savings Bank, SSB (“Triumph Savings Bank”) and Triumph Community Bank, N.A. (“Triumph Community Bank”), we offer traditional banking products as well as commercial finance products to businesses that require specialized and tailored financial solutions. Our banking operations include a full suite of lending and deposit products and services focused on our local market areas. These activities generate a stable source of core deposits and a diverse asset base to support our overall operations. Our commercial finance products include factoring, asset-based lending, equipment lending and healthcare lending products offered on a nationwide basis. These product offerings supplement the asset generation capacity in our community banking markets and enhance the overall yield of our loan portfolio, enabling us to earn attractive risk-adjusted net interest margins. We believe our integrated business model distinguishes us from other banks and non-bank financial services companies in the markets in which we operate. Our business is conducted through three reportable segments (Banking, Factoring and Corporate). For the six months ended June 30, 2014, our banking segment generated 72% of our total interest and noninterest income, our factoring segment generated 27% of our total interest and noninterest income and our corporate segment generated 1% of our total interest and noninterest income. As of June 30, 2014, we had consolidated total assets of $1.4 billion, total loans held for investment of $939.5 million, total deposits of $1.1 billion and total stockholders’ equity of $140 million.

Our Corporate Structure

We operate our business through several corporate entities:

•	Triumph Community Bank is our community banking platform and operates a network of 18 branches and one loan production office throughout Iowa and Illinois. Through this network, we offer our customers a variety of financial products and services, including checking and savings accounts, debit cards, electronic banking, trust services and treasury management, as well as a full range of commercial and retail lending products focused on our local market areas. Triumph Community Bank also maintains a loan production office in Portland, Oregon through which we originate our healthcare asset-based loans under our Triumph Healthcare Finance brand.

•	Triumph Savings Bank operates two branches in Dallas, Texas, including our corporate office and an additional branch that is dedicated to deposit gathering activities. Triumph Savings Bank is responsible for a significant portion of the origination activity for our specialized commercial finance products, including the asset-based loans and equipment loans we originate under our Triumph Commercial Finance brand and our factoring activities offered principally through its subsidiary Advance Business Capital LLC, which operates under the Triumph Business Capital name (“Triumph Business Capital”).

•	Triumph Capital Advisors, LLC (“Triumph Capital Advisors”) is a registered investment advisor through which we conduct all of our asset management operations.

See “Business—Our Corporate Structure.”

Lending and Factoring Activities

Our primary lending and factoring activities include the following:

Commercial Loans. We strive to meet the specific commercial-lending needs of small-to mid-sized companies, primarily through lines of credit for working capital needs and term loans. Our commercial loans are typically secured by various types of business assets, including receivables, inventory and equipment. As of June 30, 2014, our commercial loans totaled $328.4 million (or 35% of our total loan portfolio).

A portion of our commercial loan portfolio consists of specialty commercial finance products including asset-based loans and equipment loans, originated under our Triumph Commercial Finance brand, as well as healthcare asset-based loans originated under our Triumph Healthcare Finance brand. As of June 30, 2014, these product lines in aggregate totaled $165.6 million (or 50% of our total commercial loan portfolio). A more detailed description of these product lines is set forth below:

•	Asset-Based Loans. We originate asset-based loans under our Triumph Commercial Finance brand. These asset-based loans focus on clients undergoing rapid growth as well as those without the operating history, cash flows or balance sheet profile that traditional banks generally require. We target facilities up to $10 million in size and structure transactions so that we typically control the borrowers’ cash. We believe we are well-positioned in the asset-based lending market between non-bank lenders with higher costs of funds and larger banks which tend to focus on larger transactions.

•	Equipment Loans. We originate equipment loans under our Triumph Commercial Finance brand. These equipment loans focus primarily on the construction, transportation and waste management industries. Equipment used in these industries is not subject to rapid technological obsolescence, has economic life beyond our financing period and has large and liquid resale markets. We believe that our competitive advantage in this niche is our knowledge of the collateral and our deep relationships with customers and service providers within the industries we serve. To best leverage these advantages, we employ a territory-focused, direct sales approach.

•	Healthcare Loans. In June 2014, we acquired an asset-based lending business dedicated exclusively to the healthcare industry. The focus of this product line, which we operate under our Triumph Healthcare Finance brand, is on secured credit facilities of $1 million to $15 million for healthcare service providers in the areas of skilled nursing, home healthcare, physical therapy and pharmacy delivery.

Commercial Real Estate Loans. We originate real estate loans to finance commercial property that is owner-occupied as well as commercial property owned by real estate investors. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as office buildings, warehouses, production facilities, hotels and mixed-use residential/commercial and multifamily properties. The total amount of our commercial real estate loans outstanding as of June 30, 2014 was $264.7 million (or 28% of our total loan portfolio), of which $142.0 million was owner occupied and $122.7 million was non-owner occupied.

Factored Receivables. We provide working capital financing through the purchase of accounts receivable at a discount to face value (which we refer to as “factoring”), primarily in the transportation sector. Our factoring business utilizes a targeted marketing approach, a disciplined credit process and a focus on operational efficiency. Based on data compiled by the International Factoring Association and the Commercial Finance Association in 2013, we believe that our annual volume of purchased receivables is among the largest in the United States for bank or non-bank financial services companies with a primary focus on invoice factoring. The substantial majority of our factored receivables ($146.4 million, or 94% of our total factored receivables, as of June 30, 2014) were acquired by Triumph Business Capital, our factoring subsidiary. The remainder of our factored receivables were acquired by Triumph Savings Bank under our Triumph Commercial Finance brand. As of June 30, 2014, our gross factored receivables outstanding totaled $156.3 million (or 17% of our total loan portfolio).

Commercial Construction, Land and Land Development Loans. We offer loans to small-to-mid-sized businesses to construct owner-user properties, as well as loans to developers of commercial real estate investment properties and residential developments. These loans are typically disbursed as construction progresses and carry interest rates that vary with the prime rate. As of June 30, 2014, the outstanding balance of our construction loans was $43.0 million (or 5% of our total loan portfolio).

Residential Real Estate Loans. We offer first and second mortgage loans to our individual customers primarily for the purchase of primary and secondary residences. As of June 30, 2014, the outstanding balance of our one-to-four family real estate secured loans, including home equity loans and lines of credit, was $81.2 million (or 9% of our total loan portfolio). As of June 30, 2014, the substantial majority of our residential real estate loans were originated in our community banking markets in Iowa and Illinois.

Other Products and Services

Asset Management Services. Triumph Capital Advisors is a registered investment adviser that provides fee-based asset management services primarily for institutional clients. Triumph Capital Advisors is principally engaged in the origination and management of collateralized loan obligations (“CLOs”). Triumph Capital Advisors closed its first CLO offering in May 2014 and closed its second CLO offering in August 2014, each with an approximate total size of $400 million. We anticipate that Triumph Capital Advisors will originate one to two additional CLOs per year, which we expect will provide us a recurring source of noninterest fee income. In connection with these activities, Triumph Capital Advisors will act as the asset manager to CLO issuers both following the closing of their CLO securities offerings and during their “warehouse” phase (the period in which they are acquiring assets in anticipation of a final CLO securities offering). As of October 27, 2014, Triumph Capital Advisors had assets under management of approximately $1.0 billion.

Additional Products and Services. We offer a full range of commercial and retail banking services to our customers, including checking and savings accounts, debit cards, electronic banking and trust services. These products both augment our revenue and help us expand our core deposit network. A number of our additional products and services focus on providing turnkey solutions to the commercial clients that comprise a key component of our lending growth strategy. For example, we provide comprehensive treasury management services for commercial clients to manage their cash and liquidity, including lock box, accounts receivable collection services, electronic payment solutions, fraud protection, information reporting, reconciliation and data integration and balance optimization solutions. In June 2014, we established Triumph Insurance Group, an insurance brokerage agency initially focused on meeting the insurance needs of our commercial clients, particularly our factoring clients in the transportation industry and our equipment lending clients. We believe these ancillary product offerings have the ability to diversify our revenue and increase customer retention for our primary lending products.

Our History and Growth

We commenced operations in November 2010 when an investor group, led by our Chief Executive Officer Aaron Graft, raised approximately $45 million to acquire and recapitalize Dallas-based Equity Bank, SSB (“Equity Bank”) (now known as Triumph Savings Bank). We believed that the economic downturn experienced in 2008 would provide opportunities within the banking industry to build a diversified financial enterprise through the acquisition of banking assets and management talent at a time when many banking competitors were working through credit and capital challenges. This platform provided us the foundation from which, through a combination of acquisitions and de novo growth, we have been able to grow and expand into both commercial finance products (factoring, asset-based lending, equipment lending and healthcare lending) and community banking. From our beginnings in 2010, we have:

•	expanded our assets from $251 million as of December 31, 2010 to $1.4 billion as of June 30, 2014;

•	increased our loans from $144 million as of December 31, 2010 to $939.5 million as of June 30, 2014;

•	increased our deposits from $212 million as of December 31, 2010 to $1.1 billion as of June 30, 2014; and

•	grown our employee base from 29 full-time employees following our first acquisition to 463 full-time equivalent employees as of June 30, 2014.

Our Competitive Strengths

We attribute our success to the following competitive strengths:

Scalable Product Platforms Positioned for Growth. We have invested substantially in people, processes and procedures in order to facilitate the recent growth in our key product lines and to position such product lines for additional growth in the future. We have made considerable investments to integrate Triumph Business Capital’s operations into a banking environment, enhance its technology platform and expand our staff during a period of significant growth in gross receivables purchased. In each of our asset-based lending, equipment lending and asset management businesses, we hired experienced executive teams to establish de novo product lines which have only recently become profitable on a run rate basis, and which we believe have significant remaining growth potential. Finally, our acquisition of Triumph Community Bank in October 2013 provided us with a management team experienced in the operation of a community banking franchise that can be leveraged for future acquisitions. We believe that the scalable platforms created by these investments position us for substantial growth in our key product lines and have laid the groundwork for our ability to operate as a larger financial institution.

Diversified Business Model. We believe that the combination of our community banking operations and our commercial finance product lines allows us to grow in varied economic conditions and across business cycles. Our community banking operations provide us asset diversity and a favorable cost of funds, especially when competing against the wholesale banks and non-bank finance companies that offer many of our commercial finance products. Deposits represented 89% of our total liabilities at June 30, 2014 and had an average cost of 43 basis points for the six months ended June 30, 2014. Our commercial finance product lines enhance the overall yield of our loan portfolio and are offered on a nationwide basis, mitigating our exposure to stagnant loan demand or yield compression in our community banking markets. Additionally, the depth of our product offerings enhances our ability to serve our clients’ needs as they continue to grow and evolve over time. For example, we are able to offer our commercial finance clients a full suite of banking products and services (such as treasury management, deposit products, and insurance), and also offer them appropriate financing products for each stage in the life cycle of their business (such as factoring or asset-based lending options during the startup phase of their operations, graduating to cash flow working capital lines or other lending products as their businesses mature).

Focused Risk Mitigation Practices. We have developed underwriting and credit management processes tailored to each of the product lines we offer, allowing us to construct a diversified asset portfolio across a variety of industries, geographies and loan types, including in several specialized markets not typically served by community banks. We believe that our industry experience and product knowledge has allowed us to develop processes, procedures and structural features in connection with offering specialized products that enable us to appropriately identify and mitigate the associated risks.

Experienced Management Team. Our leadership team consists of senior executives with an average of over 20 years of experience in the banking and non-banking financial services industries. Although Triumph is a relatively new organization, we have 20 senior executives, representing the majority of executives at the senior vice president level or above, who come from multi-billion dollar financial institutions, where they managed and grew similar operations. We believe this group represents a deep management bench for a financial institution of our size. We believe the experience and relationships of these senior executives, combined with our resources and entrepreneurial culture, have been key drivers of our growth.

Acquisition and Investment Expertise. We began operations in 2010 with the acquisition of Equity Bank, a distressed bank in Dallas, Texas with no internal loan origination or transactional deposit generating capacity. Since then, we have developed both of these capabilities by identifying and executing on a series of acquisition and investment opportunities, and transformed our company in the process. These transactions have included acquisitions of a bank (Triumph Community Bank) and commercial finance businesses (such as our factoring and healthcare lending businesses), as well as investments in proven management teams to develop and grow businesses on a de novo basis where we identify market businesses (such as our asset-based lending, equipment lending and asset management businesses). We believe that our demonstrated experience in successfully identifying acquisition and investment opportunities in a broad range of industries, executing on their implementation and integrating them into our combined business will continue to serve us well as we grow and expand our operations.

Access to Texas Economy. Our corporate headquarters and the bulk of our commercial finance operations are located in the Dallas, Texas metropolitan area. We believe that our presence in Texas gives us an opportunity to continue to capitalize on the positive economic and demographic trends within the state as we execute on our growth strategy. Six of the largest 25 United States cities by population are located in Texas, and economic growth within the state has exceeded that of the national average since January 1, 2011. Texas’ economy has been one of the fastest growing and healthiest in the country, with estimated population growth of 8.1% since the 2010 census, real GDP growth of 3.7% in 2013, an unemployment rate of 5.1% as of July 2014 and the largest job growth rate of any state for each of the last four years. We believe these economic conditions are particularly conducive to growth in the small-to-mid-sized businesses that constitute our target client base. As of June 30, 2014, 20% of our non-factoring loan portfolio is tied to Texas. We intend to continue to capitalize on our Texas presence as we grow and expand our operations.

Our Strategy

We believe that our model of community banking with a focus on niche commercial finance products provides us with differentiated advantages when compared to our competitors, including a strong deposit franchise, a more complete set of product offerings and the ability to earn attractive risk-adjusted net interest margins. Our strategy is to generate stockholder value through the following initiatives:

Increase Market Share Across Core Products. We see opportunities to generate additional revenue growth across our product offerings, particularly in our commercial finance operations. The pool of potential commercial finance clients is a substantial and permanent part of the economy, yet the specialized lending markets that serve them remain highly fragmented. Many of our commercial finance product lines were established as de novo units, which we believe are poised to capture additional market share as they mature. We expect that we will continue to capture market share because we provide clients with turnkey solutions through the breadth of our banking products and because our balance sheet allows us to make investments in technology, personnel, marketing and systems not available to smaller non-bank commercial lenders.

Expand and Diversify Commercial Finance Products. We believe the acquisition of additional commercial finance businesses and the expansion into additional commercial finance product lines provides us opportunities to increase the total size and percentage of our loan portfolio represented by these assets. Our existing commercial finance products give us insight into numerous opportunities to acquire existing competitors and to expand into adjacent product lines. The growth of our commercial finance product lines to date demonstrates our willingness to acquire or build these capabilities depending on the particular opportunity.

Pursue Strategic Community Bank Acquisitions. We plan to be a strategic acquirer of additional community banks to increase the size, efficiency and ultimately the value of our franchise. We evaluate numerous criteria related to screening acquisition opportunities, but foremost among them are the existence of a strong deposit franchise and the opportunity to be a local market leader. We believe that additional community banking acquisitions will further improve our deposit mix and asset diversification. Our acquisition of Triumph Community Bank provided us with a management team experienced in the operation of a community banking franchise that can be leveraged and provide efficiencies in connection with additional community banking acquisitions.

Summary Risk Factors

There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors,” beginning on page 18.

Corporate Information

Our principal executive offices are located at 12700 Park Central Drive, Suite 1700, Dallas, Texas 75251 and our telephone number is 214-365-6900. We maintain a website at www.triumphbancorp.com. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

Recent Developments

For the three months ended September 30, 2014, we expect to report net income in the range of $10.0 million to $10.5 million as compared to $3.0 million for the three months ended June 30, 2014. The increase in net income for this period is primarily attributable to the recording of a pre-tax gain of approximately $12.6 million (estimated $7.9 million net of tax) associated with the sale of our Pewaukee, Wisconsin branch in July 2014. During the three months ended September 30, 2014, we also incurred nonrecurring expenses of approximately $1.5 million associated with this offering and the marketing/rebranding of Triumph Business Capital and Triumph Community Bank. There were no other unusual or infrequent events or transactions affecting third quarter net income.

As of September 30, 2014, we expect to report consolidated total loans held for investment of approximately $977 million, compared to $939.5 million as of June 30, 2014. As of September 30, 2014, we expect nonperforming assets to total assets to be approximately 2.05%, and our allowance for loan and lease losses (“ALLL”) to total loans to be approximately 0.75%, compared to 1.82% and 0.67%, respectively, as of June 30, 2014. We also expect to report total deposits of approximately $1.1 billion as of September 30, 2014, compared to $1.1 billion as of June 30, 2014.

We have provided a range, rather than a specific amount, for certain of the preliminary results described above primarily because our financial closing procedures for the three and nine months ended September 30, 2014 are not yet complete and, as a result, we expect that our final results upon completion of our closing procedures may vary from the preliminary estimates within the ranges as described above. We expect to complete our closing procedures with respect to the three and nine months ended September 30, 2014 after the completion of this offering. Our auditors have not yet completed their review of our results for the three and nine months ended September 30, 2014. The estimates were prepared by our management, based upon a number of assumptions, in connection with preparation of our financial statements and completion of the interim period review. Additional items that would require material adjustments to the preliminary financial information may be identified. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Forward-Looking Statements.”

THIS OFFERING

Common stock offered by us	6,700,000 shares.

Option to purchase additional shares of common stock	1,005,000 shares.

Common stock to be outstanding after this offering	16,586,778 shares (17,591,778 shares if the underwriters exercise in full their purchase option).

Use of proceeds	Assuming an initial public offering price of $15.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $90.5 million (or $104.5 million if the underwriters exercise in full their purchase option), after deducting estimated underwriting discounts and offering expenses.

We intend to use:

•	approximately $25.9 million of the net proceeds to us generated by this offering to redeem, as promptly as practicable following the completion of this offering, the outstanding 24,664 shares of Senior Preferred Stock, Series T-1 and 1,233 shares of Senior Preferred Stock, Series T-2 (collectively, the “TARP preferred stock”) currently outstanding at National Bancshares, Inc. (the parent company of Triumph Community Bank, which we acquired on October 15, 2013 (“NBI”)) issued to the U.S. Department of the Treasury (“U.S. Treasury”) in February 2009 under the TARP Capital Purchase Program (“CPP”);

•	approximately $11.7 million of the net proceeds of this offering to retire, as promptly as practicable following the completion of this offering, our senior secured indebtedness; and

•	any remainder of the net proceeds of this offering (which will be approximately $52.9 million) to support our organic growth and other general corporate purposes, including potential future acquisitions of bank and non-bank financial services companies that we believe are complementary to our business and consistent with our growth strategy.

See “Use of Proceeds.”

Dividends	We have not historically declared or paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. See “Dividend Policy.”

Rank	Our common stock is subordinate to our Series A Preferred Stock and Series B Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, our common stock will be subordinate to our junior subordinated debentures, our TARP preferred stock (which we plan to redeem, as promptly as practicable following the completion of this offering, with the net proceeds of this offering), any debt that we have outstanding and any debt that we may issue in the future and may be subordinate to any new series of preferred stock that we may issue in the future.

Listing	We have applied to list our common stock on the NASDAQ Global Select Market under the trading symbol “TBK.”

Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 502,500 shares of common stock offered by this prospectus for sale to our directors, director nominees, officers, employees, business associates and related persons. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. Reserved shares purchased by our directors, director nominees, officers, employees, business associates and related persons will be subject to the lock-up provisions described in “Underwriting—Lock-Up Agreements.” The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 18, for a discussion of certain factors that you should carefully consider before making an investment decision.

References in this section to the number of shares of our common stock outstanding after this offering are based on 9,886,778 shares of our common stock issued and outstanding as of October 27, 2014. Unless otherwise noted, these references exclude:

•	315,773 shares of our common stock reserved for issuance upon conversion of our Series A Preferred Stock. See “Description of Capital Stock—Series A and Series B Preferred Stock”;

•	360,578 shares of our common stock reserved for issuance upon conversion of our Series B Preferred Stock. See “Description of Capital Stock—Series A and Series B Preferred Stock”;

•	259,067 shares of our common stock reserved for issuance upon exercise of the warrant (the “TCC Warrant”) held by Triumph Consolidated Cos., LLC (“TCC”). See “Description of Capital Stock—Warrant”; and

•	1,200,000 shares of our common stock reserved for issuance under the Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan. See “Executive Compensation.”

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover page of this prospectus, assumes that the underwriters’ option to purchase additional shares is not exercised and assumes that the common stock to be sold in this offering is sold at $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize our consolidated financial data for the periods presented. You should read the following information together with “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

The selected historical consolidated statements of operations and cash flow data for the six months ended June 30, 2014 and 2013 and the selected historical consolidated balance sheet information as of June 30, 2014 and 2013 have been derived from our unaudited historical consolidated financial statements, included elsewhere in this prospectus. The selected historical consolidated statements of operations and cash flow data for the years ended December 31, 2013 and 2012 and the selected historical consolidated balance sheet information as of December 31, 2013 and 2012 have been derived from our audited historical consolidated financial statements, included elsewhere in this prospectus. Average balances have been computed using daily averages, except for average total assets, which is computed using beginning and end of month average balances. The comparability of our consolidated results of operations and our consolidated financial condition presented herein is significantly affected by our acquisition of Triumph Community Bank in October 2013. Our consolidated results of operations for the six months ended June 30, 2014 fully reflect the impact of the acquisition. However, our consolidated results of operations for the fiscal year ended December 31, 2013 show the effect of the acquisition only for the period between October 15, 2013, the closing date of the acquisition and December 31, 2013. As a result, the average balances, average income and average expenses for the fiscal year ended December 31, 2013 reflect a partial, but not full, effect of the changes to our assets, liabilities and operations resulting from the acquisition. Our consolidated results of operations for the six months ended June 30, 2013 and fiscal year ended December 31, 2012 are unaffected by the acquisition. Additionally, our historical results may not be indicative of our future performance.

	As of and for the six months ended June 30,		As of and for the years ended December 31,
(Amounts in thousands, except share and per share data)	2014	2013	2013	2012
	(Unaudited)
Income Statement Data:
Interest income	$41,831	$14,767	$42,630	$26,952
Interest expense	3,096	1,570	3,947	3,715

Net interest income	38,735	13,197	38,683	23,237
Provision for loan losses	2,672	621	3,412	1,739

Net interest income after provision	36,063	12,576	35,271	21,498
Bargain purchase gain	—	—	9,014	—
Other noninterest income	5,242	773	3,999	2,661

Noninterest income	5,242	773	13,013	2,661
Noninterest expense	31,056	11,518	32,724	18,479

Net income before income taxes	10,249	1,831	15,560	5,680
Income tax expense (benefit)	3,541	473	2,133	(5,394)

Net income	6,708	1,358	13,427	11,074
Effects of noncontrolling interests and preferred shares	(1,275)	(1,073)	(1,588)	(993)

Net income available to common stockholders	$5,433	$285	$11,839	$10,081

	As of and for the six months ended June 30,		As of and for the years ended December 31,
(Amounts in thousands, except share and per share data)	2014	2013	2013	2012
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$85,716	$45,783	$85,797	$15,784
Investment Securities	169,438	39,142	185,397	43,645
Loans held for sale	4,088	—	5,393	—
Loans held for investment	939,517	268,787	881,099	211,249
Allowance for loan losses	(6,253)	(2,450)	(3,645)	(1,926)
Branch assets held for sale	80,331	—	—	—
Total assets	1,407,072	382,388	1,288,239	301,462
Noninterest bearing deposits	176,245	14,427	150,238	10,323
Interest bearing deposits	932,009	247,560	894,616	215,376
Senior Secured Note	11,944	—	12,573	—
Junior Subordinated Debentures	24,296	—	24,171	—
Noncontrolling interests(1)	25,897	1,100	26,997	6,962
Preferred stockholders’ equity	9,746	4,550	9,746	5,000
Common stockholders’ equity(2)	130,281	100,271	123,854	51,512
Total stockholders’ equity	140,027	104,821	133,600	56,512

Per share data:
Basic earnings per share	$0.55	$0.04	$1.40	$2.24
Diluted earnings per share	$0.55	$0.04	$1.39	$2.24
Book value per share	$13.23	$11.40	$12.60	$11.23
Tangible book value per share(2)	$10.08	$9.81	$9.70	$8.17
Shares outstanding end of period	9,845,819	8,792,540	9,832,585	4,586,356
Weighted avg. shares outstanding—basic	9,839,313	7,711,393	8,481,137	4,502,595
Weighted avg. shares outstanding—diluted	9,901,525	7,712,998	8,629,611	4,502,595

Performance ratios:—Annualized
Return on average assets(3)	1.03%	0.82%	2.40%	3.82%
Return on average common equity(2)(3)	8.54%	0.65%	11.98%	23.02%
Return on average tangible common equity (ROATCE)(2)(3)	10.94%	0.78%	14.50%	33.17%
Return on average total equity(3)	8.20%	2.88%	12.13%	20.31%
Yield on loans	9.00%	12.27%	10.90%	12.99%
Adjusted yield on loans(4)	7.75%	11.38%	9.69%	11.15%
Net interest margin(2)	6.72%	8.91%	7.77%	8.93%
Adjusted net interest margin(5)	5.77%	8.31%	6.91%	7.67%
Efficiency ratio(2)	70.62%	79.10%	73.11%	71.15%

Asset Quality ratios:
Past due to total loans	2.82%	4.61%	2.78%	6.81%
Nonperforming loans to total loans	1.54%	3.61%	1.41%	4.77%
Nonperforming assets to total assets	1.82%	3.74%	2.03%	4.92%
ALLL to nonperforming loans	43.16%	25.24%	29.41%	19.12%
ALLL to total loans	0.67%	0.91%	0.41%	0.91%
Net charge-offs to average loans	0.01%	0.04%	0.45%	0.12%

Capital ratios:
Tier 1 capital to average assets	11.00%	24.53%	12.87%	16.15%
Tier 1 capital to risk-weighted assets	12.66%	30.25%	14.11%	19.77%
Total capital to risk-weighted assets	13.22%	35.10%	14.47%	20.62%
Total equity to total assets	11.79%	27.70%	12.47%	21.06%
Total stockholders’ equity to total assets	9.95%	27.41%	10.37%	18.75%
Tangible common stockholders’ equity ratio(2)	7.21%	23.41%	7.57%	13.04%

(1)	$25.9 million of our noncontrolling interests is related to our TARP preferred stock, which we plan to redeem as promptly as practicable following the closing of this offering. See “Use of Proceeds.” The remainder of our noncontrolling interests are Class B Units of Triumph Commercial Finance, LLC (“Triumph Commercial Finance”), which were redeemed in June 2014.
(2)	We have presented certain information in the table that does not conform to generally accepted accounting principles (“GAAP”) in the United States. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented. Reconciliations for all non-GAAP measures included in the table above are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

•	“Common stockholders’ equity” is defined as total stockholders’ equity at end of period less the liquidation preference value of the preferred stock;

•	“Net interest margin” is defined as net interest income divided by average interest-earning assets;

•	“Tangible common stockholders’ equity” is common stockholders’ equity less goodwill and other intangible assets;

•	“Total tangible assets” is defined as total assets less goodwill and other intangible assets;

•	“Tangible book value per share” is defined as tangible common stockholders’ equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets;

•	“Tangible common stockholders’ equity ratio” is defined as the ratio of tangible common stockholders’ equity divided by total tangible assets. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period-to period in common equity and total assets, each exclusive of changes in intangible assets;

•	“Return on average common equity” is defined as net income available to common stockholders divided by average common stockholders’ equity;

•	“Return on Average Tangible Common Equity” is defined as net income available to common stockholders divided by average tangible common stockholders’ equity; and

•	“Efficiency ratio” is defined as noninterest expenses divided by our operating revenue, which is equal to net interest income plus noninterest income. Also excluded are one-time gains and expenses related to merger and acquisition-related activities. In our judgment, the adjustments made to operating revenue allow management and investors to better assess our performance in relation to our core operating revenue by removing the volatility associated with certain one-time items and other discrete items that are unrelated to our core business.
(3)	Semi-annual amounts have been annualized.
(4)	“Adjusted yield on loans” is our yield on loans after excluding loan accretion from our acquired loan portfolio. Our management uses this metric to better assess the impact of purchase accounting on our yield on loans, as the effect of loan discount accretion is expected to decrease as the acquired loans roll off of our balance sheet.
(5)	“Adjusted net interest margin” is net interest margin after excluding loan accretion from the acquired loan portfolio and accretion of net discounts and premiums for acquired time deposits. Our management uses this metric to better assess the impact of purchase accounting on net interest margin, as the effect of loan discount accretion and accretion of net discounts and premiums related to deposits is expected to decrease as the acquired loans and deposits mature or roll off of our balance sheet. We do not make adjustments in this measure to remove the effect of discount accretion on our junior subordinated debentures as these instruments do not mature until September 2033 and July 2036.

The selected historical consolidated statements of operations and cash flow data for the three months ended June 30, 2014, March 31, 2014, December 31, 2013, and September 30, 2013 and the selected historical consolidated balance sheet information as of June 30, 2014, March 31, 2014, December 31, 2013, and September 30, 2013 below have been derived from our unaudited historical consolidated financial statements. Average balances have been computed using daily averages, except for average total assets, which is computed using beginning and end of month average balances. The comparability of our consolidated results of operations and our consolidated financial condition presented herein is significantly affected by our acquisition of Triumph Community Bank in October 2013. Our consolidated results of operations for the three months ended June 30, 2014 and March 31, 2014 fully reflect the impact of the acquisition. However, our consolidated results of operations for the three months ended December 31, 2013 show the effect of the acquisition only for the period between October 15, 2013, the closing date of the acquisition, and December 31, 2013. As a result, the average balances, average income and average expenses for the three months ended December 31, 2013 reflect a partial, but not full, effect of the changes to our assets, liabilities and operations resulting from the acquisition. Our consolidated results of operations for the three months ended September 30, 2013 are unaffected by the acquisition. Additionally, our historical results may not be indicative of our future performance.

(Amounts in thousands, except share and per share data)	Three Months Ended
	6/30/2014	3/31/2014	12/31/2013	9/30/2013
		(unaudited)
Income Statement Data:
Interest income	$21,452	$20,379	$18,844	$9,021
Interest expense	1,572	1,524	1,484	893

Net interest income	19,880	18,855	17,360	8,128
Provision for loan losses	1,747	925	1,057	1,735

Net interest income after provision	18,133	17,930	16,303	6,393
Bargain purchase gain	—	—	9,014	—
Other noninterest income	2,633	2,609	2,508	717

Noninterest income	2,633	2,609	11,522	717
Noninterest expense	16,160	14,896	14,659	6,546

Net income before income taxes	4,606	5,643	13,166	564
Provision for income taxes	1,625	1,916	1,449	211

Net income	2,981	3,727	11,717	353
Effects of noncontrolling interests and preferred shares	(696)	(579)	(400)	(116)

Net income available to common stockholders	$2,285	$3,148	$11,317	$237

Balance Sheet Data:
Cash and cash equivalents	$85,716	$106,951	$85,797	$61,104
Investment Securities	169,438	166,020	185,397	36,842
Loans held for sale	4,088	4,902	5,393	—
Loans held for investment	939,517	800,667	881,099	265,393
Allowance for loan losses	(6,253)	(4,631)	(3,645)	(2,729)
Branch assets held for sale	80,331	88,692	—	—
Total assets	1,407,072	1,297,110	1,288,239	392,938
Noninterest bearing deposits	176,245	155,879	150,238	17,986
Interest bearing deposits	932,009	894,433	894,616	265,737
Senior Secured Note	11,944	12,259	12,573	—
Junior Subordinated Debentures	24,296	24,233	24,171	—
Noncontrolling interests(1)	25,897	26,997	26,997	1,100
Preferred stockholders’ equity	9,746	9,746	9,746	4,550

(Amounts in thousands, except share and per share data)	Three Months Ended
	6/30/2014	3/31/2014	12/31/2013	9/30/2013
	(unaudited)
Common stockholders’ equity(2)	130,281	127,438	123,854	100,619
Total stockholders’ equity	140,027	137,184	133,600	105,169

Per share data:
Basic earnings per share	$0.23	$0.32	$1.17	$0.03
Diluted earnings per share	$0.23	$0.32	$1.12	$0.03
Book value per share	$13.23	$12.94	$12.60	$11.43
Tangible book value per share(2)	$10.08	$10.12	$9.70	$9.83
Shares outstanding end of period	9,845,819	9,846,096	9,832,585	8,803,540
Weighted avg. shares outstanding—basic	9,845,819	9,832,735	9,675,991	8,800,670
Weighted avg. shares outstanding—diluted	9,910,507	10,544,904	10,259,904	8,807,443

Performance ratios—Annualized:
Return on average assets(3)	0.88%	1.19%	3.99%	0.36%
Return on average common equity(2)(3)	7.05%	10.10%	37.88%	0.93%
Return on average tangible common equity (ROATCE)(2)(3)	8.98%	13.00%	48.88%	1.08%
Return on average total equity(3)	7.18%	9.26%	31.83%	1.32%
Yield on loans	8.83%	9.17%	9.38%	12.86%
Adjusted yield on loans(4)	7.75%	7.73%	7.69%	12.48%
Net interest margin(2)	6.58%	6.85%	6.68%	9.06%
Adjusted Net interest margin(5)	5.76%	5.76%	5.46%	8.83%
Efficiency ratio(2)	71.78%	69.40%	69.06%	72.71%

Asset Quality ratios:
Past due to total loans	2.82%	2.99%	2.78%	4.78%
Nonperforming loans to total loans	1.54%	1.32%	1.41%	3.42%
Nonperforming assets to total assets	1.82%	1.86%	2.03%	3.54%
ALLL to nonperforming loans	43.16%	43.92%	29.41%	30.09%
ALLL to total loans	0.67%	0.58%	0.41%	1.03%
Net charge-offs to average loans	0.01%	-0.01%	0.02%	0.54%

Capital ratios:
Tier 1 capital to average assets	11.00%	11.89%	12.87%	23.30%
Tier 1 capital to risk-weighted assets	12.66%	14.32%	14.11%	30.07%
Total capital to risk-weighted assets	13.22%	14.78%	14.47%	31.00%
Total equity to total assets	11.79%	12.66%	12.47%	27.04%
Total stockholders equity to total assets	9.95%	10.58%	10.37%	26.76%
Tangible common stockholders’ equity ratio(2)	7.21%	7.85%	7.57%	22.85%

(1)	$25.9 million of our noncontrolling interests is related to our TARP preferred stock, which we plan to redeem as promptly as practicable following the closing of this offering. See “Use of Proceeds.” The remainder of our noncontrolling interests are Class B Units of Triumph Commercial Finance, LLC (“Triumph Commercial Finance”), which were redeemed in June 2014.

(2)	We have presented certain information in the table that does not conform to generally accepted accounting principles (“GAAP”) in the United States. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented. Reconciliations for all non-GAAP measures included in the table above are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

•	“Common stockholders’ equity” is defined as total stockholders’ equity at end of period less the liquidation preference value of the preferred stock;

•	“Net interest margin” is defined as net interest income divided by average interest-earning assets;

•	“Tangible common stockholders’ equity” is common stockholders’ equity less goodwill and other intangible assets;

•	“Total tangible assets” is defined as total assets less goodwill and other intangible assets;

•	“Tangible book value per share” is defined as tangible common stockholders’ equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets;

•	“Tangible common stockholders’ equity ratio” is defined as the ratio of tangible common stockholders’ equity divided by total tangible assets. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period-to period in common equity and total assets, each exclusive of changes in intangible assets;

•	“Return on average common equity” is defined as net income available to common stockholders divided by average common stockholders’ equity;

•	“Return on Average Tangible Common Equity” is defined as net income available to common stockholders divided by average tangible common stockholders’ equity; and

•	“Efficiency ratio” is defined as noninterest expenses divided by our operating revenue, which is equal to net interest income plus noninterest income. Also excluded are one-time gains and expenses related to merger and acquisition-related activities. In our judgment, the adjustments made to operating revenue allow management and investors to better assess our performance in relation to our core operating revenue by removing the volatility associated with certain one-time items and other discrete items that are unrelated to our core business.
(3)	Quarterly amounts have been annualized.
(4)	“Adjusted yield on loans” is our yield on loans after excluding loan accretion from our acquired loan portfolio. Our management uses this metric to better assess the impact of purchase accounting on our yield on loans, as the effect of loan discount accretion is expected to decrease as the acquired loans roll off of our balance sheet.
(5)	“Adjusted net interest margin” is net interest margin after excluding loan accretion from the acquired loan portfolio and accretion of net discounts and premiums for acquired time deposits. Our management uses this metric to better assess the impact of purchase accounting on net interest margin, as the effect of loan discount accretion and accretion of net discounts and premiums related to deposits is expected to decrease as the acquired loans and deposits mature or roll off of our balance sheet. We do not make adjustments in this measure to remove the effect of discount accretion on our junior subordinated debentures as these instruments do not mature until September 2033 and July 2036.

SELECTED SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 have been derived from and should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2013, and the audited financial statements of NBI as of and for the period ended October 14, 2013, included elsewhere in this prospectus. The summary unaudited pro forma condensed combined statements of operations set forth below are presented to give effect to and show the pro forma impact on our historical financial statements of (1) our acquisition of NBI and its subsidiary Triumph Community Bank on October 15, 2013, (2) $42,402,000 in capital that we raised during 2013, the majority of the proceeds of which were used to fund our acquisition of NBI, (3) the sale of the common stock offered hereby; the receipt of the estimated net proceeds from this offering, after deducting the underwriting discounts and commissions and offering expenses, and (4) the use of the estimated net proceeds from this offering, as described under “Use of Proceeds,” as if each of these events had occurred on January 1, 2013.

The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial information. In the opinion of management, all adjustments and/or disclosures necessary for a fair statement of the pro forma data have been made. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily reflect what our results of operations and financial condition would have been if we had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of our future performance, financial condition or liquidity. The unaudited pro forma condensed combined financial information also does not consider any potential impact of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, among other factors.

These unaudited pro forma condensed combined financial statements and the notes thereto should be read together with our audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2013 and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

Pro Forma Income Statement

Year Ended

December 31, 2013

	Triumph Bancorp, Inc.		National Bancshares, Inc.			Triumph Bancorp, Inc.			Triumph Bancorp, Inc.
(Dollars in thousands, except per share data)	Year Ended December 31, 2013 (As Reported)		Year-to-date Period Ending October 14, 2013	Adjustments		Year Ended December 31, 2013 (Combined)	Proposed Capital Raise Adjustment		Year Ended December 31, 2013 (Pro forma)
Interest and fees on loans and factored receivables	$41,200		$23,277	$5,661	(3)	$70,138			70,138
Interest on securities	1,225		2,582	(862	)(3)	2,945			2,945
Other interest income	205		278	—		483			483

Total Interest income	42,630		26,137	4,799		73,566		—	73,566
Interest expense	3,947		4,744	(1,109	)(4)	7,582		(552)	7,030

Net interest income	38,683		21,393	5,908		65,984		552	66,536
Provision for loan losses	3,412		1,000	—		4,412			4,412

Net interest income after provision for loan losses	35,271		20,393	5,908		61,572		552	62,124

Gain on bargain purchase	9,014		—	(9,014	)(2)	—		—
Other noninterest income	3,999		8,944	8		12,951			12,951

Total noninterest income	13,013		8,944	(9,006)		12,951			12,951
Salaries and employee benefits	20,737		12,710	—		33,447			33,447
Other noninterest expense	11,987		12,491	(1,136	)(5)	23,342			23,342

Total noninterest expense	32,724		25,201	(1,136)		56,789		—	56,789

Income before income taxes	15,560		4,136	(1,962)		17,734		552	18,286
Income tax	2,133		1,446	2,499	(6)	6,078		189	6,267

Net Income	13,427		2,690	(4,461)		11,656		363	12,019
Effect of noncontrolling interest and preferred shares	(1,588)		(1,591)	(327	)(7)	(3,506)		1,788	(1,718)

Net income-common stockholders	$11,839	(1)	$1,099	$(4,788)		$8,150		$2,151	10,301

Earnings per share:
Basic	$1.40					$0.83	$		$0.62
Diluted	$1.39					$0.83	$		$0.62
Average shares outstanding:
Basic	8,481,137					9,832,585		6,700,000	16,532,585
Diluted	8,629,611					9,837,702		6,700,000	16,537,702

(1)	Includes the results of operations of NBI and the effect of business combination-related adjustments recorded from the NBI acquisition date of October 15, 2013 through December 31, 2013.
(2)	Noninterest income excludes the bargain purchase gain of $9.0 million recorded in conjunction with the acquisition of NBI, representing the amount that the fair value of net assets acquired exceeded the consideration paid.
(3)	Adjustment of $5.7 million to reflect the net accretion to loan interest income for the period ending October 15, 2013 assuming the loans would have been acquired as of January 1, 2013, and to record additional premium amortization on securities of ($0.9) million. The amounts estimated are based on the premium/discount being amortized/accreted over the remaining life of the instrument on a level yield basis.

(4)	Adjustment primarily reflects the change in deposit interest expense for the period ending October 14, 2013 assuming the deposits would have been acquired as of January 1, 2013. The change in deposit interest expense is due to premium/amortization of $1.1 million. The deposit mark adjustment is being amortized over the remaining term of the acquired deposits as a yield adjustment.
(5)	Adjustment for nine and a half months to other noninterest expense includes ($1.5) million amortization of the core deposit intangible under an accelerated method over 10 years, a depreciation adjustment on premises and equipment of $0.1 million, and an adjustment to exclude acquisition-related expenses of $2.5 million.
(6)	Income tax expense is based on statutory rates during the pro forma periods. The bargain purchase gain is non-taxable and considered a permanent difference between book and tax income.
(7)	Adjustment reflects nine and a half months of dividends on the Series B Preferred Stock issued as part of the acquisition.

RISK FACTORS

Investment in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business

Our limited operating history as an integrated company and our recent acquisitions may make it difficult for investors to evaluate our business, financial condition and results of operations and also impairs our ability to accurately forecast our future performance.

Our limited operating history as an integrated company may not provide an adequate basis for investors to evaluate our business, financial condition and results of operations. We have launched various new product lines over the past few years, and we acquired Triumph Community Bank, which represents a significant portion of our total operations, on October 15, 2013. Our future operating results depend upon a number of factors, including our ability to manage our growth, retain our customer base and successfully identify and respond to emerging trends in our primary product lines and markets. It may also be difficult for us to evaluate trends that may affect our business and to determine whether our expansion may be profitable. Thus, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

New lines of business or new products and services may subject us to additional risks. A failure to successfully manage these risks may have a material adverse effect on our business.

As part of our growth strategy, we have implemented and may continue to implement new lines of business, offer new products and services within our existing lines of business or shift the focus to our asset mix. There are substantial risks and uncertainties associated with these efforts, particularly in instances where such product lines are not fully mature. In developing and marketing new lines of business and/or new products and services and/or shifting the focus of our asset mix, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have an adverse effect on our business, financial condition and results of operations.

We have incurred, and expect to continue incurring, substantial expenses related to our recent acquisitions.

We have incurred and expect to continue incurring, substantial expenses in connection with completing our recent acquisitions and integrating the operations of the acquired businesses with our operations. There are a number of factors beyond our control that could affect the total amount or the timing of our transaction and integration expenses and such expenses may exceed our initial projections. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with our recent acquisitions could, particularly in the near term, exceed the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the acquired businesses following the completion of our recent acquisitions.

Acquisitions may disrupt our business and dilute stockholder value. We may not be able to overcome the integration and other risks associated with acquisitions, which could adversely affect our growth and profitability.

Our business strategy focuses on both organic growth and targeted acquisitions. An example of this was our recent acquisition of Triumph Community Bank in October 2013. We may fail to realize some or all of the anticipated benefits of these acquisitions if the integration process takes longer or is more costly than expected or otherwise fails to meet our expectations. In addition, we anticipate that the overall integration of Triumph Community Bank and the other acquired businesses will be a time-consuming and expensive process that could significantly disrupt our existing services, even if it is effectively and efficiently planned and implemented, particularly given the size of Triumph Community Bank relative to our size and the fact that we have made multiple acquisitions in a short period of time.

In addition, our acquisition activities could be material to our business and involve a number of risks, including the following:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	exposure to potential asset quality issues of the target company;

•	intense competition from other banking organizations and other acquirers for acquisitions;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including, without limitation, liabilities for regulatory and compliance issues;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence and other projected benefits of the acquisition;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers;

•	significant problems relating to the conversion of the financial and customer data of the entity;

•	integration of acquired customers into our financial and customer product systems;

•	potential changes in banking or tax laws or regulations that may affect the target company; or

•	risks of impairment to goodwill or other than temporary impairment of investment securities.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our profitability, return on equity and return on assets, our ability to implement our business strategy and enhance stockholder value, which, in turn, could have an adverse effect on our business, financial condition and results of operations.

As a business operating in the bank and non-bank financial services industries, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

As a business operating in the bank and non-bank financial services industries, our business and operations are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and asset management services could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal and state governments (including possible ratings downgrades) and future tax rates (or other amendments to the Internal Revenue Code of 1986, as amended (the “Code”) or to state tax laws) is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the Euro and Chinese Yuan currencies, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak national economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, and our ability to retain or grow our deposit base could be hindered by higher market interest rates in the future. All of these factors may be detrimental to our business and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Bank and non-bank financial services companies are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties and through transactions with counterparties in the bank and non-bank financial services industries, including brokers and dealers, commercial banks, investment banks and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more bank or non-bank financial services companies, or the bank or non-bank financial services industries generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have an adverse effect on our business, financial condition and results of operations.

We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.

We are led by an experienced core management team with substantial experience in the markets that we serve and the financial products that we offer. Our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our market and financial products, years of industry experience, long-term customer relationships and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to interest rate risk, which could adversely affect our financial condition and profitability.

The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If short-term interest rates continue to remain at their historically low levels for a prolonged period and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have an adverse effect on our net interest income and could have an adverse effect on our business, financial condition and results of operations.

Our factoring services are concentrated in the transportation industry and economic conditions or other factors negatively impacting the transportation industry could adversely affect our factoring business.

Factoring for small-to-mid-sized trucking businesses constituted approximately 94% of our total factoring portfolio as of June 30, 2014, calculated based on the gross receivables from the purchase of invoices from such trucking businesses compared to our total gross receivables in the purchase of factored receivables as of such date. Given the concentration of our factoring business in the transportation industry, economic conditions or other factors that negatively impact the transportation industry could impact our factoring revenues, as the revenues we earn from purchasing transportation invoices are directly correlated with the amount of transportation activity generated by our factoring clients (i.e., the volume of transportation invoices they are able to generate by providing their services). Reductions in economic activity will typically cause a decrease in the volume of goods in commerce available to be transported by our factoring clients. Increased costs associated with operating a trucking business, such as may be caused by increases in prices of oil and diesel fuel, may cause a diminished demand for trucking services as our clients pass those costs along to their customers. Additionally, the factoring industry may not continue its historical growth and we may face increased competition. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share. Any of such events could impact the returns we realize on our factoring activity or result in a decrease in the overall amount of our factoring activity and could have an adverse effect on our business, financial condition and results of operations.

Additional regulations and rule making impacting the transportation industry may have a disproportionate impact on the small-to-mid-sized trucking businesses that comprise our primary transportation factoring clients and adversely affect our factoring business.

Our primary transportation factoring clients are small-to-mid-sized owner-operators and trucking fleets. Recently implemented federal regulations, and regulations proposed to be implemented in the future, may significantly increase the costs and expenses associated with owning or operating a trucking fleet. These regulations include rule making proposed by the Federal Motor Carrier Safety Administration of the United States Department of Transportation (“FMCSA”) under the Compliance, Safety, Accountability (“CSA”) initiative, maximum hours of service limitations imposed the FMCSA, electronic log requirements, regulations proposed by the federal Food and Drug Administration (“FDA”) requiring increased labeling and monitoring by carriers of any commodity transported that is regulated by the FDA and proposed increases in the amount of combined single limit liability insurance coverage required of a carrier from $750,000 to $3.2 million. The costs and burdens of compliance with these requirements will have a disproportionate impact on the small-to-mid-sized trucking businesses that comprise our client base and may force some or all of these businesses out of the market. Such an occurrence could impact the returns we realize on our factoring activity or result in a decrease in the overall amount of our factoring activity and could have an adverse effect on our business, financial condition and results of operations.

Our asset-based lending and factoring products may expose us to an increased risk of fraud.

We rely on the structural features embedded in our asset-based lending and factoring products to mitigate the credit risk associated with such products. With respect to our asset-based loans, we limit our lending to a percentage of the customer’s borrowing base assets that we believe can be readily liquidated in the event of financial distress of the borrower. With respect to our factoring products, we purchase the underlying invoices of our customers and become the direct payee under such invoices, thus transferring the credit risk in such transactions from our customers to the underlying account debtors on such invoices. In the event one or more of our customers fraudulently represents the existence or valuation of borrowing base assets in the case of an asset-based loan, or the existence or validity of an invoice we purchase in the case of a factoring transaction, we may advance more funds to such customer than we otherwise would and lose the benefit of the structural protections of our products with respect to such advances. In such event we could be exposed to material additional losses with respect to such loans or factoring products. Although we believe we have controls in place to monitor and detect fraud with respect to our asset-based lending and factoring products, there is no guarantee such controls will be effective. We have experienced fraud with respect to these products in the past and we anticipate that we will experience such fraud in the future. Losses from such fraudulent activity could have a material impact on our business, financial condition and results of operations.

Our commercial finance clients, particularly with respect to our factoring and asset-based lending product lines, may lack the operating history, cash flows or balance sheet necessary to support other financing options and may expose us to additional credit risk, especially if our additional controls for such products are ineffective in mitigating such additional risks.

A significant portion of our loan portfolio consists of commercial finance products. Some of these commercial finance products, particularly the asset-based loans originated under our Triumph Commercial Finance brand (which totaled $48.7 million, or 5% of our total loan portfolio as of June 30, 2014), the asset-based loans originated under our Triumph Healthcare Finance brand (which totaled $45.8 million, or 5% of our total loan portfolio at June 30, 2014), and our factored receivables (which totaled $156.3 million, or 17% of our total loan portfolio as of June 30, 2014) arise out of relationships with clients who lack the operating history, cash flows or balance sheet necessary to qualify for other financing options. We attempt to control for the additional credit risk in these relationships through credit management processes employed in connection with these transactions. See “Business—Credit Risk Management.” However, if such controls are ineffective in controlling this additional risk or if we fail to follow the procedures we have established for managing this additional risk, we could be exposed to additional losses with respect to such product lines that could have an adverse effect on our business, financial condition and results of operations.

Our healthcare asset-based lending product line may expose us to additional risks associated with the U.S. healthcare industry.

The U.S. healthcare industry is currently undergoing significant regulatory changes, both at the federal and state level, including changes associated with the adoption and implementation of the Patient Protection and Affordable Care Act of 2010. Such changes could negatively impact our existing healthcare asset-based loan portfolio or our ability to grow our healthcare asset-based loan portfolio in the future. For example, changes in reimbursement rates for healthcare receivables could impact the value and collectability of our healthcare loans, as such reimbursement obligations constitute the borrowing base collateral for such loans. While we believe our healthcare asset-based loans have features in place to protect against such risks (including the ability to reduce the available borrowing base or cease advances in the event of regulatory changes that jeopardize the collectability or valuation of the collateral), there is no guarantee that such protections will be effective. In addition, changes in the regulatory landscape for healthcare may cause certain service providers to leave the industry or cause consolidation in the industry that will decrease demand for our healthcare lending products. Any of such changes or occurrences could have an adverse effect on our business, financial condition and results of operations.

Lack of seasoning in portions of our loan portfolio could increase risk of credit defaults in the future.

As a result of our growth over the past three years, certain portions of our loan portfolio, such as the asset- based loans and equipment loans originated under our Triumph Commercial Finance brand, are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because such portions of our portfolio are relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adequately measure and limit the credit risk associated with our loan portfolio, our business and financial condition, which could adversely affect profitability.

As a part of our products and services, we make commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have an adverse effect on our business, financial condition and results of operations.

The small-to-mid-sized businesses that comprise a material portion of our loan portfolio may have fewer resources to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan to us, which could materially harm our operating results.

A significant element of our growth strategy involves offering our specialized commercial finance products to small-to-mid-sized businesses. These small-to-mid-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s ability to repay a loan. In addition, the success of a small-to-mid-sized business often depends on the management talents and efforts of one or two persons or a small group of persons and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact our market areas could cause us to incur substantial credit losses that could have an adverse effect our business, financial condition and results of operations.

Our concentration of large loans to certain borrowers may increase our credit risk.

Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. Many of these loans have been made to a small number of borrowers, resulting in a concentration of large loans to certain borrowers. As of June 30, 2014, our ten largest borrowing relationships ranged from approximately $13.0 million to $27.0 million (including unfunded commitments) and totaled approximately $191.4 million in total commitments (representing, in the aggregate, 15.7% of our total outstanding commitments as of June 30, 2014). Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay their loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our nonperforming loans and our provision for loan losses could increase significantly, which could have an adverse effect on our business, financial condition and results of operations.

The amount of nonperforming and classified assets may increase significantly, resulting in additional losses and costs and expenses that will negatively affect our operations.

At June 30, 2014, we had a total of approximately $25.6 million of nonperforming assets or approximately 1.82% of total assets. Total assets classified as “substandard” or “doubtful” as of June 30, 2014 were approximately $18.2 million (or approximately 1.29% of total assets). An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that we will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

Should the amount of nonperforming assets increase in the future, we may incur losses and the costs and expenses to maintain such assets likewise can be expected to increase and potentially negatively affect earnings. Any additional increase in losses due to such assets could have an adverse effect on our business, financial condition and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory.

The amount of other real estate owned (“OREO”) may increase significantly, resulting in additional losses and costs and expenses that will negatively affect our operations.

At June 30, 2014, the amount of OREO we held totaled $11.1 million. In the event the amount of OREO should increase due to an increase in defaults on bank loans, our losses and the costs and expenses to maintain the real estate, likewise would increase. Any additional increase in losses and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses and may reduce our ultimate realization from any OREO sales, which could have an adverse effect on our business, financial condition and results of operations.

Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on nonperforming loans or OREO, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair value of the collateral less estimated selling costs, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we reduce problem assets through loan workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could have an adverse effect on our business, financial condition and results of operations. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. There can be no assurance that we will not experience future increases in nonperforming assets.

Our ALLL and fair value adjustments for purchase of impaired loans acquired in acquisitions may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

ALLL is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. The provision for loan losses is charged against earnings in order to maintain our ALLL and reflects management’s best estimate of probable losses inherent in our loan portfolio at the balance sheet date.

As of June 30, 2014, our ALLL as a percentage of total loans was 0.67% and as a percentage of total nonperforming loans was 43.2%. Additional loan losses will likely occur in the future and may occur at a rate greater than we have previously experienced. We may be required to take additional provisions for loan losses in the future to further supplement our ALLL, either due to management’s decision to do so or requirements by our banking regulators. In addition, bank regulatory agencies will periodically review our ALLL and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs. These adjustments could have an adverse effect on our business, financial condition and results of operations.

The application of the acquisition method of accounting in our acquisitions has impacted our allowance. Under the acquisition method of accounting, all loans acquired in acquisitions were recorded in our consolidated financial statements at their fair value at the time of acquisition and the related allowance was eliminated because credit quality, among other factors, was considered in the determination of fair value. To the extent that our estimates of fair value are too high, we could incur losses associated with the acquired loans. The allowance associated with our purchased credit impaired (“PCI”) loans reflects deterioration in cash flows since acquisition resulting from our quarterly re-estimation of cash flows, which involves cash flow projections and significant judgment on timing of loan resolution.

A lack of liquidity could adversely affect our operations and jeopardize our business, financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, Federal Home Loan Bank advances, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash flows from operations, investment maturities and sales of investment securities and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank and our ability to raise brokered deposits. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the bank or non-bank financial services industries or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the bank or non-bank financial services industries.

As of June 30, 2014, approximately $387.2 million, or 34.9%, of our deposits consisted of interest-bearing demand deposits and money market accounts. Based on past experience, we believe that our deposit accounts are relatively stable sources of funds. If we increase interest rates paid to retain deposits, our earnings may be adversely affected, which could have an adverse effect on our business, financial condition and results of operations.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our stockholders or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of June 30, 2014, the fair value of our investment securities portfolio was approximately $169.4 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect to the securities, defaults by the issuer or with respect to the underlying securities and changes in market interest rates and instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have an adverse effect on our business, financial condition and results of operations. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security to assess the probability of receiving all contractual principal and interest payments on the security.

Impairment of investment securities, goodwill, other intangible assets or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

In assessing whether the impairment of investment securities is other-than-temporary, management considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. A decline in our stock price or occurrence of a triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform a goodwill impairment test and result in an impairment charge being recorded for that period which was not reflected in such earnings release. In the event that we conclude that all or a portion of our goodwill may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At June 30, 2014, we had goodwill of $16.0 million, representing approximately 10% of total equity.

In assessing the potential for realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including the recent trend of quarterly earnings. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under the tax law, including the use of tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carryforwards expiring unused) exists, more positive evidence than negative evidence will be necessary. We have concluded that, based on the level of positive evidence, it is more likely than not that at June 30, 2014 all but $1.6 million which is recorded as a valuation allowance of the deferred tax asset will be realized. At June 30, 2014, net deferred tax assets were approximately $20.2 million. The impact of each of these impairment matters could have a material adverse effect on our business, results of operations and financial condition.

Our risk management strategies may not be fully effective in mitigating our risk exposures in all market environments or against all types of risk.

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. As our products and services change and grow and the markets in which we operate evolve, our risk management strategies may not always adapt to those changes. Some of our methods of managing risk are based upon our use of observed historical market behavior and management’s judgment. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. In addition, our limited operating history reduces the historical information on which to predict future results or trends. Management of market, credit, liquidity, operational, legal, regulatory and compliance risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events and these policies and procedures may not be fully effective. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the timing of such outcomes. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.

Risks for environmental liability apply to the properties under consideration as well as properties that are contiguous or upgradiant to the subject properties.

In the course of our business, we may purchase real estate in connection with our acquisition and expansion efforts, or we may foreclose on and take title to real estate that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The cost of removal or abatement may not substantially exceed the value of the affected properties or the loans secured by those properties, that we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced and, as a result, we may suffer a loss upon collection of the loan. Currently, we are not a party to any legal proceedings involving potential liability to us under applicable environmental laws. Any significant environmental liabilities could have an adverse effect on our business, financial condition and results of operations.

We face significant competition to attract and retain customers, which could adversely affect our growth and profitability.

We operate in the highly competitive bank and non-bank financial services industries and face significant competition for customers from bank and non-bank competitors, particularly regional and nationwide institutions, including U.S. banks, mortgage banking companies, consumer finance companies, credit unions, insurance companies and other institutional lenders and purchasers of loans in originating loans, attracting deposits and providing other financial services. Many of our competitors are significantly larger and have significantly more resources, greater name recognition and more extensive and established branch networks than we do. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

•	the scope, relevance and pricing of products and services that we offer;

•	customer satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have an adverse effect on our business, financial condition and results of operations.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

We have not been required in the past to comply with the requirements of the SEC, to file periodic reports with the SEC or to have our consolidated financial statements completed, reviewed or audited and filed within a specified time. As a public company following completion of this offering, we will be required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. As a public company, we will also incur significant legal, accounting, insurance and other expenses. Compliance with these reporting requirements and other rules of the SEC and the rules of the NASDAQ Global Select Market will increase our legal and financial compliance costs and make some activities more time consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, results of operations and financial condition. We have made and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosure in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures.

Additionally, as a result of our recent acquisitions, our financial results are heavily influenced by the application of the acquisition method of accounting. The acquisition method of accounting requires management to make assumptions regarding the assets purchased and liabilities assumed to determine their fair value. If our assumptions are incorrect, any resulting change or modification could have an adverse effect on our business, financial condition and results of operations.

If we fail to correct any material weakness that we identify in our internal control over financial reporting or otherwise fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting, beginning as of that second annual report.

If we identify material weaknesses in our internal control over financial reporting in the future, if we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an opinion as to the effectiveness of our internal control over financial reporting when required, we may not be able to report our financial results accurately and timely. As a result, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial reports; our liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the FDIC, the OCC or other regulatory authorities, which could require additional financial and management resources. These events could have an adverse effect on our business, financial condition and results of operations.

We face significant operational risks due to the high volume and the high dollar value nature of transactions we process.

We operate in many different businesses in diverse markets and rely on the ability of our employees and systems to process transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our Company, the execution of unauthorized transactions, errors relating to transaction processing and technology, breaches of our internal control systems, compliance failures, business continuation and disaster recovery issues and other external events. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action and suffer damage to our reputation.

To the extent we engage in derivative transactions, we will be exposed to credit and market risk, which could adversely affect our profitability and financial condition.

While we do not currently engage in significant derivative or hedging activity, we may in the future manage interest rate risk by, among other things, utilizing derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. To the extent we engage in derivative transactions, we will be exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expect when we enter into the derivative transaction. The existence of credit and market risk associated with any derivative instruments we enter into could adversely affect our net interest income and, therefore, could have an adverse effect on our business, financial condition and results of operations.

System failure or cyber security breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.

The computer systems and network infrastructure we use could be vulnerable to hardware and cyber security issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us, including our Internet banking activities, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our Internet banking services by current and potential customers. We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, or determined to be infringing on other marks. Competitors may have adopted or may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. For instance, we have received correspondence from another company claiming that our use of the Triumph Community Bank name may create confusion with its name and registered marks, and as a result, they may consider challenging our use of such name. There is currently no geographic overlap between Triumph Community Bank and this third party, and the third party does not currently provide services in any states in which Triumph Community Bank operates. We have engaged in discussions with the third party subsequent to receipt of the letter and are working to resolve this matter amicably. We do not believe that our use of the Triumph Community Bank name would be confused with the name of such other company or its marks, but recognize that if there is confusion, it may be difficult to protect our rights to such trademark and to build name recognition and our business could be adversely affected, and we could be at risk that such other company may choose to take formal action to try to stop us from using the Triumph Community Bank name or our other trade names and marks. We cannot guarantee that a third party will not, at some time, assert a claim or an interest in any of such intellectual property. If we have to change the name of our Company or any of the companies or brands under which we do business, we may experience a loss in goodwill associated with our brand name, customer confusion, and loss of revenue. Additionally, our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We are subject to litigation, which could result in substantial judgment or settlement costs.

We are regularly involved in litigation matters in the ordinary course of business. We believe that these litigation matters should not have a material adverse effect on our business, financial condition, results of operations or future prospects. We cannot assure you, however, that we will be able to successfully defend or resolve any current or future litigation matters, in which case those litigation matters could have an adverse effect on our business, financial condition and results of operations.

Risks Related to our Asset Management Business

A downturn in the global credit markets could adversely affect our CLO business.

Among the sectors particularly challenged by a downturn in the global credit markets are the CLO and leveraged finance markets. CLOs are subject to credit, liquidity, interest rate and other risks. In 2008 and through early 2009, liquidity in the credit markets was significantly reduced, resulting in an increase in credit spreads and a decline in ratings, performance and market values for leveraged loans. Although the credit markets in general and the leveraged loan market in particular have improved since the second half of 2009, they have not returned to pre-2008 levels. We have significant exposure to these markets because we act as asset manager to CLOs as part of our recently established asset management business. We believe that investment performance is one of the most important factors for the maintenance and growth of our assets under management. Poor investment performance by the CLOs we manage, either on an absolute or relative basis, could impair our revenues and growth because: (1) our ability to attract funds from existing and new clients might diminish; and (2) negative absolute investment performance will directly reduce our managed assets. In addition, losses incurred by investors in our CLOs in such event could expose us to reputational risk.

We may directly invest in the CLOs we manage, and we may invest in warehouse financing structures in connection with the formation of additional CLOs to be managed by us, which may expose us to losses in connection with such investments.

From time to time, we may invest in the subordinated notes, preference shares or other debt securities of the CLOs we manage. The subordinated notes or preference shares of a CLO are usually entitled to all of the income generated by the CLO after the CLO pays all of the interest due on the debt notes and its expenses. However, there will be little or no income available to the CLO subordinated notes or preference shares if there are defaults on the underlying collateral in excess of certain amounts or if the recoveries on such defaulted collateral are less than certain amounts. Similarly, any investment we make in debt securities of a CLO that are junior to other debt securities of the entity will be payable only in the event that the underlying collateral generates sufficient income to make the interest payments on the securities of the CLO that are senior to any such junior debt instruments. Consequently, the value of any investment we make in the subordinated notes, preference shares or other debt securities of the CLOs we manage could decrease substantially depending on the performance of the underlying collateral in such CLO. In addition, the subordinated notes, preference shares and other debt securities of CLOs are generally illiquid, and because they represent a leveraged investment in the CLO’s assets, their value will generally fluctuate more than the values of the underlying collateral. Historically, we have not invested directly in any of the CLOs we manage. However, we may choose to make such investments in the future or we may be required to make such investments in the future in order to comply with risk retention requirements promulgated under the Dodd-Frank Act. See “—Risk retention requirements implemented under the Dodd-Frank Act may impact our ability to issue new CLOs.”

In addition, in connection with issuance of additional CLOs to be managed by us, we may enter into warehouse arrangements with warehouse providers such as banks or other financial institutions pursuant to which the warehouse provider will finance the purchase of investments that will ultimately be included in a CLO or other investment product. In connection with such warehouse arrangements, the warehouse provider will require an investor or investors to make an equity investment that will be entitled to all income generated by the underlying investments acquired during the warehouse period after the financing cost from warehouse credit facility is paid, but which will bear the first loss incurred on such investments if they decrease in value and the CLO or other investment product is unable to be issued and the warehouse portfolio is liquidated. In such event, the investors in such CLO warehouse equity would be exposed to losses up to the total amount of such investment if the CLO or other investment product does not close and the underlying investment pool is liquidated for a loss. Although we generally expect CLO warehouse arrangements to last approximately six to nine months before a CLO is issued, we may not be able to complete the issuance within the expected time frame or at all. While we generally seek to raise third party investments for the equity in our CLO warehouses, we have from time to time, and may in the future, make all or a part of such equity investments ourselves. We make these investments on a case-by-case basis. Such investments are made primarily to ensure the overall success of the subsequent CLO securities offering, ensuring a stream on non-interest fee income to us. As of October 27, 2014, we had $2.45 million invested in the equity of a CLO warehouse arrangement for a future anticipated CLO securities offering. We anticipate that such investment will be redeemed upon consummation of the CLO securities offering for such issuer.

We may lose investment advisory income from the CLOs we manage as a result of the triggering of certain structural protections built into such CLOs.

The CLOs managed by our asset management business generally contain structural provisions that could lead to a default under the indenture for a particular CLO or other rights of the investors in such CLO to remove or replace us as asset manager. These provisions include, but are not limited to, (a) over-collateralization tests and/or market value triggers that are meant to protect investors from a deterioration in the credit quality of the underlying collateral pool, (b) key man events that are triggered when certain of our key investment or management personnel were to leave the Company, and (c) certain breaches of our asset management agreements that would constitute “cause” under such management contracts. The occurrence of such events could have negative consequences for us, including (x) the acceleration of the CLO’s obligation to repay the notes issued by the CLO and, ultimately, liquidation of the underlying collateral or (y) our removal or replacement as the asset manager for the CLO. In such event, we will lose investment advisory fees, which could have an adverse effect on our business, financial condition and results of operations.

Defaults, downgrades and depressed market values of the collateral underlying CLOs may cause the decline in and deferral of investment advisory income and the reduction of assets under management.

Under the investment management agreements between our asset management business and the CLOs they manage, payment of the asset manager’s investment advisory fees is generally subject to a “waterfall” structure. Pursuant to these “waterfalls,” all or a portion of an asset manager’s fees may be deferred if, among other things, the CLOs do not generate sufficient cash flows to pay the required interest on the notes they have issued to investors and certain expenses they have incurred. Deferrals could occur if the issuers of the collateral underlying the CLOs default on or defer payments of principal or interest relating to such collateral. During such periods and pursuant to the waterfalls, the CLOs may be required to repay certain of these liabilities, which repayment permanently reduces our asset management business’s assets under management and related investment advisory fees pursuant to which our asset management business can recoup deferred subordinated fees. If similar defaults and delinquencies resume, our asset management business could experience additional declines in and deferrals of its investment advisory fees.

Additionally, all or a portion of our asset management business’s investment advisory fees from the CLOs that it manages may be deferred if such CLOs fail to satisfy certain “over-collateralization” tests. Pursuant to the “waterfall” structure discussed above, such failures generally require cash flows to be diverted to prepay certain of the CLO’s liabilities resulting in similar permanent reductions in assets under management and investment advisory fees in respect of such CLOs. Defaulted assets and assets that have been severely downgraded are generally carried at a reduced value for purposes of the over-collateralization tests. In some CLOs, these assets are required to be carried at their market values for purposes of the over-collateralization tests.

Our asset management business depends on third-party distribution channels to market its CLOs.

Our asset management business’s CLO management services are marketed by institutions that act as selling or placement agents for CLOs. The potential investor base for CLOs is limited, and our asset management business’s ability to access clients is highly dependent on access to these selling and placement agents. These channels may not be accessible to our asset management business, which could have a material and adverse effect on our asset management business’s ability to launch new CLOs. In addition, our asset management business’s existing relationships with third-party distributors and access to new distributors could be adversely impacted by recent consolidation in the financial services industry, which could result in increased distribution costs, a reduction in the number of third parties selling or placing our CLOs or increased competition to access third-party distribution channels.

Our asset management business’s failure to comply with investment guidelines set by its clients or the provisions of the management agreement and other agreements to which it is a party could result in damage awards against our asset management business and a loss of assets under management, either of which could cause our earnings to decline.

As an investment adviser, our asset management business has a fiduciary duty to its clients. When clients retain an asset manager to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that such asset manager is required to observe in the management of its portfolio. In addition, such asset manager is required to comply with the obligations set forth in the management agreements and other agreements to which it is a party. Although each asset manager utilizes procedures, processes and the services of experienced advisers to assist it in adhering to these guidelines and agreements, we cannot assure that such precautions will protect our asset management business from potential liabilities. Our asset management business’s failure to comply with these guidelines or the terms of these agreements could have an adverse effect on our business, financial condition and results of operations.

We may be required to consolidate the CLOs we manage on our balance sheet, which would adversely affect our capital ratios.

Under GAAP, if we are deemed to be the “primary beneficiary” of a variable interest entity such as the CLOs we manage, we would be required to consolidate the assets of such entity on our balance sheet even though we are not entitled to the benefits from, nor do we bear the risk associated with, the assets held by such entities beyond any direct investment we have made and our rights to any management fees. Such an event would require us to include all of the assets of such CLO as assets of the Company for purposes of calculating our regulatory capital ratios. Furthermore, under the new bank capital requirements described below under “Risk Factors—Regulatory initiatives regarding bank capital requirements may require heightened capital” any minority interest we have in the preference shares or subordinated notes of a consolidated CLO would not be considered Common Equity Tier 1 capital, would be subject to the general limitations under such new requirements for the amount of minority interest permitted to be included in our Tier 1 capital and, depending on the structure of such interests, might not constitute Tier 1 capital at all.

Although we do not believe we are required to consolidate any of the CLOs we currently manage, it is possible that the accounting guidance regarding consolidation of such entities could change such that we would be required to consolidate such entities in the future. In addition, in the event proposed risk retention rules under the Dodd-Frank Act require us to make greater investments in the CLOs we manage, we may be required to consolidate such entities in order to meet such requirements. Such events could have an adverse effect on our capital ratios or limit the number of new CLOs we are able to issue as part of our growth strategy.

The Volcker Rule may negatively impact our CLO asset management business, and may impact the ability of our asset management business to expand into new product lines.

Section 619 of Dodd-Frank added a provision to federal banking law, commonly referred to as the “Volcker Rule,” to generally prohibit certain banking entities from engaging in proprietary trading or from acquiring or retaining an ownership interest in, or sponsoring or having certain relationships with, a hedge fund or private equity fund, which are defined as “covered funds”, subject to certain exemptions.

The implementing regulations for the Volcker Rule adopted December 10, 2013 include as a covered fund any entity that would be an investment company but for the exemptions provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “Investment Company Act”). Therefore, absent an exemption, the CLOs we manage would be a covered fund and we would not be able to sponsor such entities or to invest in them (subject to some very limited exceptions). Generally, we expect the CLOs we manage to qualify for the “loan securitization exemption” set forth in the implementing regulations, which carves out from the definition of covered fund any asset-backed security issuer the assets of which, in general, consist only of loans, assets or rights (including certain types of securities) designed to assure the servicing or timely distribution of proceeds to holders or that are related or incidental to purchasing or otherwise acquiring and holding the loans. In order to qualify for the loan securitization exemption, the CLOs we manage will not be permitted to purchase securities, including bonds and floating rate notes. Depending on market conditions, this could significantly and negatively impact the CLOs we manage, particularly for the holders of the subordinated notes of such CLOs, and we may be disadvantaged as compared to other CLOs or investment vehicles which are not required to qualify for the loan securitization exemption.

In addition, the Volcker Rule will prohibit us from providing asset management services that would cause us to be deemed to sponsor certain investment vehicles that would constitute covered funds but do not qualify for an applicable exemption (such as pooled investment vehicles comprised of assets other than loans), and/or from making investments in such vehicles absent an exception. Such restrictions could limit our future growth plans and opportunities for our asset management business.

Risk retention requirements implemented under the Dodd-Frank Act may impact our ability to issue new CLOs

Section 941 of the Dodd-Frank Act added a provision to the Exchange Act requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibits such securitizer from directly or indirectly hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. These rules will become effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of a CLO would be considered the sponsor of a securitization vehicle and would be required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO. Although the final rules contain an exemption from such requirements for the asset manager of a CLO if, among other things, the originator or lead arranger of all of the loans acquired by the CLO retain such risk at the asset level and, at origination of such asset, takes a loan tranche of at least 20 percent of the aggregate principal balance, it is possible that the originators and lead arrangers of loans in this market will not agree to assume this risk or provide such retention at origination of the asset in a manner that would provide meaningful relief from the risk retention requirements for CLO managers like us.

Due to the risk retention requirements described above, we may be limited in the number of additional CLOs we are able to issue or act as manager for, as (a) we may not have sufficient capital available to meet the risk retention requirements for such CLOs, (b) the capital treatment that would be applied to such required CLO investments would make such investments infeasible even if we had capital available, and/or (c) such investments would cause us to have to consolidate the CLOs on our balance sheet, which could have a negative impact on our capital ratios. See “—We may be required to consolidate the CLOs we manage on our balance sheet, which may adversely affect our capital ratios” and “—The Volcker Rule may negatively impact our CLO asset management business, and may impact the ability of our asset management business to expand into new product areas.”

We may, in the future, manage CLOs under co-management or sub-advisory arrangements or enter into relationships whereby we acquire senior secured loan assets from a third party originator who also owns a substantial portion of the equity or other securities in the CLOs. Such structures may be utilized in order to comply with risk-retention requirements in Europe and, once-effective, the United States, or for other business reasons. We may continue to explore and evaluate these potential structures and relationships as risk retention and other applicable regulatory requirements related to our CLO asset management business develop and are finalized. We may be unable to enter into arrangements along these lines, which could impact our ability to issue new CLOs.

Our asset manager has entered into agreements with affiliated entities which may create conflicts of interest.

Triumph Capital Advisors shares office space with certain of its affiliated entities, including the Company and Triumph Savings Bank, and operates under a shared services agreement whereby Triumph Capital Advisors and such affiliated entities share a common infrastructure, including facilities, information technology, and human resources. In addition, certain supervised persons of Triumph Capital Advisors are also officers and/or directors of certain of its affiliated entities. Triumph Capital Advisors has entered into, and may enter into in the future, arrangements whereby Triumph Capital Advisors may offer its affiliated entities opportunities to invest in senior secured loans or other assets after a determination that such loans or other assets would not be appropriate for its CLO clients due to indenture restrictions, yield constraints or other factors. Under such arrangements, Triumph Capital Advisors may make offers of such opportunities to such affiliated entities, and provide to such affiliated entities its work product and other materials regarding such opportunity, but all decisions regarding the acquisition, disposition and management of the loan or other asset remain the responsibility of the applicable affiliated entity. Such arrangements may also contemplate that, to the extent that an affiliated entity acquires a loan or other asset as a result of an offer from Triumph Capital Advisors, Triumph Capital Advisors may provide monitoring services whereby Triumph Capital Advisors will monitor such loan or other asset in a manner similar to the manner in which it would monitor such loan or other asset for its CLO clients, and provide such monitoring materials to the applicable affiliated entity to assist such affiliated entity in their management of such loan or other asset.

Triumph Capital Advisors’ affiliations with its affiliated entities as described herein might create conflicts of interest for its clients, including:

•	Triumph Capital Advisors’ affiliated entities acquiring senior secured loans or other assets (whether as a result of offers from Triumph Capital Advisors or otherwise) that comprise the primary investment strategy of Triumph Capital Advisors’ CLO clients;

•	conflicts created in the event Triumph Capital Advisors’ affiliated entities and its CLO clients hold different interests (e.g., different tranches or series of a loan) in the same issuer; and

•	the time and efforts expended by Triumph Capital Advisors personnel in their roles as officers and directors for, or otherwise providing services to, such affiliated entities distracting such personnel from the services they provide to its CLO clients.

Risks Relating to the Regulation of Our Industry

Our business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment in which we operate.

As a financial holding company, we are subject to federal supervision and regulation. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules and standards, may limit our operations significantly and control the methods by which we conduct business, as they limit those of other banking organizations. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. There are laws and regulations which restrict transactions between us and our subsidiaries. These requirements may constrain our operations and the adoption of new laws and changes to or repeal of existing laws may have a further impact on our business, financial condition, results of operations and future prospects. Also, the burden imposed by those federal and state regulations may place banks in general and us in particular, at a competitive disadvantage compared to less regulated competitors.

We are also subject to requirements with respect to the confidentiality of information obtained from clients concerning their identity, business, personal financial information, employment and other matters. We require our personnel to agree to keep all such information confidential and we monitor compliance. Failure to comply with confidentiality requirements could result in material liability and adversely affect our business, financial condition, results of operations and future prospects.

In conjunction with our 2010 acquisition of EJ Financial Corporation and Equity Bank (now known as Triumph Savings Bank), we made certain commitments to the Federal Reserve Bank of Dallas, including a commitment to maintain Triumph Savings Bank’s leverage capital ratio, as defined in 12 C.F.R. 325.2(m), at 12% or higher until January 1, 2015. In addition, in connection with our acquisition of Triumph Community Bank in October 2013, we agreed to maintain a minimum 8% Tier 1 leverage ratio and a minimum 10% total risk-based capital ratio at Triumph Community Bank. While we currently meet, and while it is expected that we will continue to meet, all regulatory capital requirements in the future, we cannot assure you in this regard and any failure to meet any of these requirements could have a material adverse effect on our stockholders.

Bank holding companies and financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable laws, regulations, interpretations, enforcement policies and accounting principles have been subject to significant changes in recent years and may be subject to significant future changes. We cannot assure our stockholders that such future changes will not have an adverse effect on our business, financial condition and results of operations.

Federal and state regulatory agencies may adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or effect of pending or future legislation or regulation or the application of laws and regulations to our Company. Compliance with current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance. Additionally, evolving regulations and guidance concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent.

The Consumer Financial Protection Bureau (“CFPB”), was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of the “Federal consumer financial laws and to prevent evasions thereof,” with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service (“UDAAP authority”). The ongoing broad rulemaking powers of the CFPB and its UDAAP authority have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB has indicated that they are examining proposing new rules on overdrafts and other consumer financial products or services and if any such rule limits our ability to provide such financial products or services it may have an adverse effect on our business.

In addition, given the current economic and financial environment, regulators may elect to alter the standards or the interpretation of the standards used to measure regulatory compliance or used to determine the adequacy of liquidity, certain risk management or other operational practices for bank or non-bank financial services companies. Such actions may impact our ability to implement our strategy and could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition and results of operations. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our loan portfolio, securities portfolio and other assets. If any regulatory agency’s assessment of the quality of our assets differs from our assessment, we may be required to take additional charges that would have the effect of materially reducing our earnings, capital ratios and share price.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

We are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses in the jurisdiction where the violation occurred, which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the bank or non-bank financial services industries. The Dodd-Frank Act significantly changed the regulation of financial institutions and the bank and non-bank financial services industries. The Dodd-Frank Act and the regulations thereunder affect large and small financial institutions alike, including several provisions that will affect how community banks, thrifts and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base and permanently raises the current standard deposit insurance limit to $250,000 and expands the FDIC’s authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by

September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10 billion. The Dodd-Frank Act also limits interchange fees payable on debit card transactions. The Dodd-Frank Act establishes the Consumer Financial Protection Bureau as an independent entity within the Federal Reserve, which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly traded companies and allows financial institutions to pay interest on business checking accounts. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets.

New proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

Federal and state regulators periodically examine our business and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC, the Office of the Comptroller of the Currency (“OCC”) and the Texas Department of Savings and Mortgage Lending (the “TDSML”) periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of our bank subsidiaries are insured by the FDIC up to legal limits and, accordingly, subject our bank subsidiaries to the payment of FDIC deposit insurance assessments. The banks’ regular assessments are based on our bank subsidiaries’ average consolidated total assets minus average tangible equity as well as by risk classification, which includes regulatory capital levels and the level of supervisory concern. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund (“DIF”). In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC has, in the past, increased deposit insurance assessment rates and charged a special assessment to all FDIC-

insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have an adverse effect on our business, financial condition and results of operations.

Our bank subsidiaries are subject to “cross-guarantee liability” in the event of a default by either bank and such liability may have an adverse effect on our financial condition, results of operations and future prospects.

Under the Federal Deposit Insurance Act, a depository institution, the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution “in danger of default.” “Default” is defined generally as the appointment of a conservator or a receiver and “in danger of default” is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance.

Our bank subsidiaries are affiliated FDIC-insured depository institution subsidiaries. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank’s cross-guarantee liability with respect to commonly controlled insured depository institutions. If cross-guarantee liability was imposed by the FDIC, such liability could have an adverse effect on our business, financial condition and results of operations.

The Federal Reserve may require us to commit capital resources to support our subsidiary banks.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the bank holding company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Future acquisitions generally will require regulatory approvals and failure to obtain them would restrict our growth.

We intend to explore complementing and expanding our products and services by pursuing strategic acquisitions. Generally, any acquisition of target financial institutions, banking centers or other banking assets by us will require approval by and cooperation from, a number of governmental regulatory agencies, possibly including the Federal Reserve, the OCC and the FDIC, as well as state banking regulators. In acting on applications, federal banking regulators consider, among other factors:

•	the effect of the acquisition on competition;

•	the financial condition, liquidity, results of operations, capital levels and future prospects of the applicant and the bank(s) involved;

•	the quantity and complexity of previously consummated acquisitions;

•	the managerial resources of the applicant and the bank(s) involved;

•	the convenience and needs of the community, including the record of performance under the Community Reinvestment Act of 1977 (the “CRA”);

•	the effectiveness of the applicant in combating money-laundering activities;

•	the applicant’s regulatory compliance record; and

•	the extent to which the acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Such regulators could deny our application based on the above criteria or other considerations, which would restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell banking centers as a condition to receiving regulatory approvals and such a condition may not be acceptable to us or may reduce the benefit of any acquisition.

Future legislation or actions could harm our competitive position.

In addition to the enactment of the Dodd-Frank Act, various legislative bodies have also recently been considering altering the existing framework governing creditors’ rights, including legislation that would result in or allow loan modifications of various sorts. Such legislation may change banking statutes and the operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business; limit or expand permissible activities; or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it or any regulations would have on our activities, financial condition or results of operations.

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

The federal banking regulators have issued final guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on our commercial real estate concentration as of June 30, 2014, we believe that we are operating within the guidelines. However, increases in our commercial real estate lending could subject us to additional supervisory analysis. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has implemented controls to monitor our commercial real estate lending concentrations, but we cannot predict the extent to which this guidance will continue to impact our operations or capital requirements.

Regulatory initiatives regarding bank capital requirements may require heightened capital.

New regulatory capital rules, released in July 2013, implement higher minimum capital requirements for bank holding companies and banks. The new rules include a new common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are expected to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The revised capital rules require banks and bank holding companies to maintain a minimum common equity Tier 1 capital ratio of 4.5%, a total Tier 1 capital ratio of 6%, a total capital ratio of 8% and a leverage ratio of 4%. Bank holding companies are also required to hold a capital conservation buffer of common equity Tier 1 capital of 2.5% to avoid limitations on capital distributions and executive compensation payments. The revised capital rules also require banks and bank holding companies to maintain a common equity Tier 1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5% to be deemed “well capitalized” for purposes of certain rules and prompt corrective action requirements.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards and future regulatory change could impose higher capital standards as a routine matter. The Company’s and its subsidiaries’ regulatory capital ratios currently are in excess of the levels established for “well-capitalized” institutions.

These new standards may require the Company or our bank subsidiaries to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of our assets and liabilities to comply with formulaic liquidity requirements. Such regulation could significantly impact our return on equity, financial condition, operations, capital position and ability to pursue business opportunities which could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies, including the CFPB, are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new product lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001 (the “Patriot Act”) and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial

Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have an adverse effect on our business, financial condition and results of operations.

There are substantial regulatory limitations on changes of control of a bank holding company.

With certain limited exceptions, federal regulations prohibit a person, a company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to and the approval of the Federal Reserve. Companies investing in banks and bank holding companies receive additional review and may be required to become bank holding companies, subject to regulatory supervision. Accordingly, prospective investors must be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

Risks Relating to an Investment in Our Common Stock

There is currently no public market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

Before this offering, there has been no public market for our common stock. We have applied to list our common stock on the NASDAQ Global Select Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, stockholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	publication of research reports about us, our competitors or the bank and non-bank financial services industries generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deem comparable to us;

•	future issuances of our common stock or other securities;

•	additions or departures of key personnel;

•	proposed or adopted changes in laws, regulations or policies affecting us;

•	perceptions in the marketplace regarding our competitors and/or us;

•	our treatment as an “emerging growth company” under federal securities laws;

•	changes in accounting principles, policies and guidelines;

•	rapidly changing technology;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the bank and non-bank financial services industries.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

Securities analysts may not initiate or continue coverage on our common stock, which could adversely affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our market price. If we are covered by securities analysts and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in nonconvertible debt in a three-year period or if the fair value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of this offering to be $3.53 per share, based on an assumed initial offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and our pro forma net tangible book value of $11.47 per share as of June 30, 2014. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.

We have pledged all of the stock of our subsidiary banks as collateral for a loan and if the lender forecloses, you could lose your investment.

We have pledged all of the stock of our subsidiary banks to secure our senior indebtedness, which had a balance of $11.9 million as of June 30, 2014. Although we anticipate repaying this indebtedness in full with a portion of the offering proceeds, we may elect not to repay this indebtedness. If we do not repay this indebtedness, or if in the future we incur indebtedness and secure it with our subsidiary banks’ stock and if we were to default on any such indebtedness, the lender could foreclose on our subsidiary banks’ stock and we would lose our principal asset. In that event, if the value of our subsidiary banks’ stock is less than the amount of the indebtedness, you would lose the entire amount of your investment.

Future equity issuances could result in dilution, which could cause our common stock price to decline and future sales of our common stock could depress the market price of our common stock.

As of October 27, 2014, we had 9,886,778 issued and outstanding shares of our common stock. Following the completion of this offering, we will have 16,586,778 issued and outstanding shares of our common stock (17,591,778 shares if the underwriters elect to exercise in full their purchase options). Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would and equity-related securities could, dilute the percentage ownership interest held by stockholders prior to such issuance. All of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) may be sold publicly only in compliance with the limitations described under “Shares Eligible For Future Sale.” The remaining 9,886,778 outstanding shares of our common stock, or 59.61% of our outstanding shares, will be deemed to be “restricted securities” as that term is defined in Rule 144 and may be sold in the market over time in private transactions or future public offerings. We may issue all of these shares without any action or approval by our stockholders and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities.

We have broad discretion in the use of the net proceeds from this offering and our use of those proceeds may not yield a favorable return on your investment.

We intend to use approximately $25.9 million of the net proceeds to us generated by this offering to redeem, as promptly as practicable following the completion of this offering, our TARP preferred stock, and approximately $11.7 million of the net proceeds of this offering to retire, as promptly as practicable following the completion of this offering, our senior secured indebtedness, which had a balance outstanding of $11.9 million as of June 30, 2014. Any remainder of the net proceeds of this offering (which will be approximately $52.9 million) will be used to support our organic growth and other general corporate purposes, including potential future acquisitions of bank and non-bank financial services companies that we believe are complementary to our business and consistent with our growth strategy.

Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our fair value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting stockholder returns, including earnings per share, return on assets and return on equity.

The rights of our common stockholders are subordinate to the rights of the holders of our Series A Preferred Stock and Series B Preferred Stock and any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.

We have issued 97,456 shares of our Series A Preferred Stock and Series B Preferred Stock. These shares have rights that are senior to our common stock. As a result, we must make payments on the preferred stock before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the Series A Preferred Stock and Series B Preferred Stock must be satisfied in full before any distributions can be made to the holders of our common stock. Our board of directors has the authority to issue in the aggregate up to 1,000,000 shares of preferred stock and to determine the terms of each issue of preferred stock without stockholder approval. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will also be senior to our common stock and could have a preference on liquidating distributions or a preference on dividends that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital-raising efforts is uncertain. Thus, common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

We depend on the profitability of our bank subsidiaries.

Our principal source of funds to pay dividends on our common and preferred stock and service any of our obligations are dividends received directly from our subsidiaries. A substantial percentage of our current operations are currently conducted through our two bank subsidiaries. As is the case with all financial institutions, the profitability of our bank subsidiaries is subject to the fluctuating cost and availability of money, changes in interest rates and in economic conditions in general. In addition, various federal and state statutes limit the amount of dividends that our bank subsidiaries may pay to us, with or without regulatory approval.

We do not intend to pay dividends in the foreseeable future and our future ability to pay dividends is subject to restrictions.

We have not historically declared or paid any cash dividends on our common stock since inception. Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors. Furthermore, consistent with our business plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our common stockholders. We are also restricted from paying dividends on our common stock if we do not pay dividends on our Series A Preferred Stock and Series B Preferred Stock for the same dividend period.

Our board of directors intends to retain all of our earnings to promote growth and build capital. Accordingly, we do not expect to pay dividends in the foreseeable future. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. Further, the Federal Reserve issued Supervisory Letter SR 09-4 on February 24, 2009 and revised as of March 27, 2009, which provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by bank holding companies. Supervisory Letter SR 09-4 provides that, as a general matter, a financial holding company should eliminate, defer or significantly reduce its dividends, if: (1) the financial holding company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the financial holding company’s prospective rate of earnings retention is not consistent with the financial holding company’s capital needs and overall current and prospective financial condition; or (3) the financial holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the financial holding company is operating in an unsafe and unsound manner.

Our ability to pay dividends on common stock is also limited by contractual restrictions under our trust preferred securities and our TARP preferred stock. The trust preferred securities are in a superior ownership position compared to common stock. Interest must be paid on the trust preferred securities before dividends may be paid to the common stockholders. The Company is current in its interest and dividend payments on the trust preferred securities; however, it has the right to defer distributions on these instruments, during which time no dividends may be paid on its common stock. If the Company does not have sufficient earnings in the future and begins to defer distributions on the trust preferred securities, it will be unable to pay dividends on its common stock until it becomes current on those distributions.

Finally, our ability to pay dividends to our stockholders depends on our receipt of dividends from our two bank subsidiaries, which are also subject to restrictions on dividends as a result of banking laws, regulations and policies. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our common stock. See “Dividend Policy.”

Our corporate governance documents and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our articles of incorporation and bylaws and corporate and federal banking laws and regulations could delay, defer or prevent a third party from acquiring control of our organization or conducting a proxy contest, even if those events were perceived by many of our stockholders as beneficial to their interests. These provisions, laws and regulations applicable to us:

•	enable our board of directors to issue additional shares of authorized but unissued capital stock;

•	enable our board of directors to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors;

•	enable our board of directors to increase the size of our board of directors and fill the vacancies created by the increase;

•	enable our board of directors to serve for three-year terms;

•	provide for a plurality voting standard in the election of directors;

•	do not provide for cumulative voting in the election of directors;

•	enable our board of directors to amend our bylaws without stockholder approval;

•	do not allow for the removal of directors without cause;

•	limit the right of stockholders to call a special meeting;

•	do not allow stockholder action by less than unanimous written consent;

•	require the affirmative vote of two-thirds of the outstanding shares of common stock to approve all amendments to our charter and approve mergers and similar transactions;

•	require advance notice for director nominations and other stockholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares. See “Description of Capital Stock.”

Our board and management have significant control over our business.

As of October 27, 2014, our directors, director nominees and executive officers beneficially owned, directly or indirectly, in the aggregate, 2,783,091 shares of our common stock, or approximately 27.05% of the outstanding shares of our common stock. As a result, in addition to their day-to-day management roles, our executive officers, directors and director nominees will be able to exercise significant influence on our business as stockholders, including influence over election of members of the board of directors and the authorization of other corporate actions requiring stockholder approval.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk and you must be capable of affording the loss of your entire investment.

The return on your investment in our common stock is uncertain.

We cannot provide any assurance that an investor in our common stock will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations, many of which are described in this “Risk Factors” section, it is possible that an investor could lose his or her entire investment.

Certain of our officers and directors have the right to receive shares of our common stock from TCC, the original investment vehicle for our operations and a significant stockholder of the Company, based on the value of our shares as of and following the closing of this offering, which may incentivize them to manage our operations in a manner that incurs more risk to receive the full amount of shares that may be distributed to them.

TCC is a Texas limited liability company that served as the investment vehicle for our original acquisition of Equity Bank in 2010. As of October 27, 2014, TCC owned 4,500,000 shares of our common stock and a warrant to purchase an additional 259,067 shares of our common stock at a price of $11.58 per share. In connection with the formation and funding of TCC, TLCM Investments, LLC (“TLCM”) was granted a profits interest. The profits interest entitled TLCM to receive distributions from TCC after specified distribution targets, including a multiple of capital originally invested and an internal rate of return, were met with respect to the members of TCC other than TLCM. The percentage of such distributions to which TLCM would be entitled increases upon the achievement of additional distribution targets. In connection with this offering, TCC’s limited liability company agreement has been amended such that, following the completion of this offering, the profits interest will entitle TLCM to periodic distributions of our common stock based on the market price of our common stock on a quarterly basis for a three year period following the closing of this offering. The ultimate beneficial owners of TLCM include certain of our directors and executive officers including our Chief Executive Officer, Aaron P. Graft, our executive chairman, Carlos Sepulveda, Jr., Charles A. Anderson, Justin M. Trail, C. Todd Sparks, Raymond W. Sperring III and Adam D. Nelson. Pursuant to the amendment, TLCM will be entitled to receive up to an aggregate of 1,250,000 shares of our common stock out of the 4,500,000 shares owned by TCC as of October 27, 2014. The number of shares of our common stock that TCC may distribute to TLCM will be based on a schedule agreed to by TCC and TLCM and depends upon the trading price of our common stock over the three year period following the closing of this offering. The higher the trading price of our common stock following this offering, the more shares TCC will distribute to TLCM. Accordingly, certain members of our board of directors and management may be incentivized to produce a higher price for our shares of common stock than they otherwise would be and may be prone to take risks that they otherwise would not in an effort to support a higher stock price. If the Company incurs additional risk or unduly focuses on the price of our common shares following this offering, it may have an adverse effect on our financial condition and results of operations. See “Security Ownership of Beneficial Owners and Management.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable of a future or forward-looking nature. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	our limited operating history as an integrated company and our recent acquisitions;

•	business and economic conditions generally and in the bank and non-bank financial services industries, nationally and within our local market area;

•	our ability to mitigate our risk exposures;

•	our ability to maintain our historical earnings trends;

•	risks related to the integration of acquired businesses and any future acquisitions;

•	changes in management personnel;

•	interest rate risk;

•	concentration of our factoring services in the transportation industry;

•	credit risk associated with our loan portfolio;

•	lack of seasoning in our loan portfolio;

•	deteriorating asset quality and higher loan charge-offs;

•	time and effort necessary to resolve nonperforming assets;

•	inaccuracy of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates;

•	lack of liquidity;

•	fluctuations in the fair value and liquidity of the securities we hold for sale;

•	impairment of investment securities, goodwill, other intangible assets or deferred tax assets;

•	risks related to our asset management business;

•	our risk management strategies;

•	environmental liability associated with our lending activities;

•	increased competition in the bank and non-bank financial services industries, nationally, regionally or locally, which may adversely affect pricing and terms;

•	the obligations associated with being a public company;

•	the accuracy of our financial statements and related disclosures;

•	material weaknesses in our internal control over financial reporting;

•	system failures or failures to prevent breaches of our network security;

•	the institution and outcome of litigation and other legal proceedings against us or to which we become subject;

•	changes in carry-forwards of net operating losses;

•	changes in federal tax law or policy;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, such as the Dodd-Frank Act and their application by our regulators;

•	governmental monetary and fiscal policies;

•	changes in the scope and cost of FDIC, insurance and other coverages;

•	failure to receive regulatory approval for future acquisitions;

•	increases in our capital requirements;

•	risk retention requirements under the Dodd-Frank Act; and

•	risks related to this offering.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $90.5 million, or approximately $104.5 million if the underwriters elect to exercise in full their purchase option, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $6.2 million, or $7.2 million if the underwriters elect to exercise in full their purchase option, after deducting estimated underwriting discounts and offering expenses.

We intend to use approximately $25.9 million of the net proceeds to us generated by this offering to redeem, as promptly as practicable following the completion of this offering, our TARP preferred stock; approximately $11.7 million of the net proceeds of this offering to retire, as promptly as practicable following the completion of this offering, our senior secured indebtedness, consisting of a senior secured note with a principal amount of $11.9 million as of June 30, 2014, which has an interest rate based at the prime rate with a minimum interest rate of 4.5%, a prepayment penalty of 1.0% of the unpaid principal, and matures on October 15, 2018; and any remainder of the net proceeds of this offering (which will be approximately $52.9 million) to support our organic growth and other general corporate purposes, including potential future acquisitions of bank and non-bank financial services companies that we believe are complementary to our business and consistent with our growth strategy. We do not currently have any plans to acquire specific depository institutions, either on an assisted or unassisted basis, or specific bank or non-bank financial services companies, assets or franchises.

DIVIDEND POLICY

We have not historically declared or paid cash dividends on our common stock since inception and we do not intend to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including:

•	our historic and projected financial condition, liquidity and results of operations;

•	our capital levels and needs;

•	tax considerations;

•	any acquisitions or potential acquisitions that we may examine;

•	statutory and regulatory prohibitions and other limitations;

•	the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends;

•	general economic conditions; and

•	other factors deemed relevant by our board of directors.

We are not obligated to pay dividends on our common stock.

As a Texas corporation, we are subject to certain restrictions on dividends under the Texas Business Organizations Code (the “TBOC”). Generally, a Texas corporation may pay dividends to its stockholders out of its surplus (the excess of its assets over its liabilities and stated capital) or out of its net profits for the then-current and preceding fiscal year unless the corporation is insolvent or the dividend would render the corporation insolvent. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See “Supervision and Regulation—Bank Regulation; Standards for Safety and Soundness.”

Because we are a financial holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our stockholders depends, in large part, upon our receipt of dividends from our bank subsidiaries, which are also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of our bank subsidiaries are subject to the discretion of their respective board of directors. Our subsidiary banks are not obligated to pay dividends.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2014, on an actual basis and on an as adjusted basis after giving effect to the net proceeds from the sale by us of 6,700,000 shares (assuming the underwriters do not exercise their purchase option) at an initial offering price of $15.00 per share, the midpoint of the offering price range on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2014
	Actual	As adjusted for the offering(1)
	(dollars in thousands)
Senior secured note	$11,944	0
Junior subordinated debentures	24,296	24,296
Stockholders’ Equity:
Common stock, par value $0.01 per share, 50,000,000 shares authorized, 9,846,096 shares issued and 9,845,819 outstanding; and 16,586,778 shares issued and outstanding, as adjusted	$98	$165
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized
Series A, 50,000 shares authorized, 45,500 shares issued and outstanding; and 45,500 shares issued and outstanding, as adjusted	4,550	4,550
Series B, 115,000 shares authorized, 51,956 shares issued and outstanding; and 51,956 shares issued and outstanding, as adjusted	5,196	5,196
Additional paid-in capital	104,827	195,225
Treasury Stock	(4)	(4)
Retained earnings	24,519	24,519
Accumulated other comprehensive income, net	841	841

Total stockholders’ equity	140,027	230,492
Noncontrolling interest(2)	25,897	0

Total equity	$165,924	$230,492
Capital ratios:
Total equity to total assets	11.79%	15.79%
Tangible common equity to tangible assets(3)	7.21%	13.28%
Tier 1 capital to average assets	11.00%	15.91%
Tier 1 capital to risk-weighted assets	12.66%	18.15%
Total capital to risk-weighted assets	13.22%	18.70%

(1)	Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover page of this prospectus, assumes that the underwriters’ option to purchase additional shares is not exercised and assumes that the common stock to be sold in this offering is sold at $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range on the cover page of this prospectus) would increase (decrease) each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by $6.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total equity and total capitalization would increase by approximately $7.2 million, after deducting estimated underwriting discounts and commissions.

(2)	Our $25.9 million noncontrolling interest is related to our TARP preferred stock which we plan to redeem as promptly as practicable following the closing of this offering. See “Use of Proceeds.”

(3)	Tangible common equity to tangible assets is a non-GAAP financial measure. Tangible common equity is computed as total stockholders’ equity, excluding preferred stock, less intangible assets and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total stockholders’ equity to assets. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per common share is equal to our total stockholders’ equity, excluding preferred stock and noncontrolling interests, less intangible assets, divided by the number of common shares outstanding. As of June 30, 2014, the tangible book value of our common stock was $99.2 million, or $10.08 per share.

After giving effect to our sale of 6,700,000 shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $15.00 per share (which is the midpoint of the price range on the cover page of this prospectus) and after deducting estimated underwriting discounts and offering expenses, the pro forma net tangible book value of our common stock at June 30, 2014 would have been approximately $189.7 million, or $11.47 per share. Therefore, this offering will result in an immediate increase of $1.39 in the tangible book value per share of our common stock of existing stockholders and an immediate dilution of $3.53 in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately 23.6% of the assumed public offering price of $15.00 per share (which is the midpoint of the price range on the cover page of this prospectus).

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share		$15.00
Net tangible book value per common share at June 30, 2014	$10.08
Increase in net tangible book value per common share attributable to new investors	$1.39

Pro forma tangible book value per common share upon completion of this offering		$11.47

Dilution per common share to new investors from offering		$3.53

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share of common stock would increase (decrease) our net tangible book value as of June 30, 2014 by approximately $6.2 million, or approximately $0.38 per share, and the pro forma dilution per share to new investors in this offering by approximately $0.62 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses payable by us. The number of shares offered by us in this offering may be increased or decreased from the number of shares on the cover page of this prospectus. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $15.00 per share, would result in a net tangible book value as of June 30, 2014 of approximately $210.8 million, or approximately $12.02 per share, and the pro forma dilution per share to new investors in this offering by approximately $3.98 per share, assuming the assumed initial public offering price per share of $15.00 per share, the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses. Similarly, a decrease of 1.0 million shares in the number of shares of common stock offered by us, together with a $1.00 decrease in the assumed public offering price of $15.00 per share, would result in our net tangible book value, as of June 30, 2014, of approximately $170.5 million, or approximately $10.96 per share, and the pro forma dilution per share to investors in this offering would be approximately $3.04 per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, as of June 30, 2014, the total consideration paid to us and the average price paid per share by existing stockholders and investors purchasing common stock in this offering after giving effect to the sale of the common stock offered hereby; the receipt of the estimated net proceeds from this offering, after deducting the underwriting discounts and commissions and offering expenses; the use of the estimated net proceeds from this offering, as described under “Use of Proceeds”; our acquisition of Triumph Community Bank on October 15, 2013; and $42,402,000 in capital that we raised during 2013, the majority of the proceeds of which were used to fund our acquisition of Triumph Community Bank.

	Shares Purchased/Issued		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in millions)
Stockholders as of June 30, 2014	9,845,819	60%	$106.9	52%	$10.86
New investors in this offering	6,700,000	40%	$100.5	48%	$15.00

Total	16,545,819	100%	$207.4	100%	$12.54

The table above excludes (i) 259,067 shares of common stock issuable upon exercise of the TCC Warrant at a weighted average exercise price of $11.58 per share and (ii) 1,200,000 shares of our common stock reserved for issuance under the Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan. To the extent that the TCC Warrant is exercised or other equity awards are issued under our incentive plan, investors participating in this offering will experience further dilution. The table also excludes 444 shares of our common stock sold to two of our bank subsidiary directors at a price of $14.55 per share in August 2014 in order to permit such individuals to meet regulatory ownership requirements associated with their service on the board of Triumph Community Bank. The table also excludes 40,515 shares of our common stock issued in July 2014 in connection with equity award vesting to employees.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of June 30, 2014, there were approximately 272 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the NASDAQ Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

BUSINESS

Overview

We are a financial holding company headquartered in Dallas, Texas and registered under the BHC Act. Through our two wholly owned bank subsidiaries, Triumph Savings Bank and Triumph Community Bank, we offer traditional banking products as well as commercial finance products to businesses that require specialized and tailored financial solutions. Our banking operations include a full suite of lending and deposit products and services focused on our local market areas. These activities generate a stable source of core deposits and a diverse asset base to support our overall operations. Our commercial finance products include factoring, asset-based lending, equipment lending and healthcare lending products offered on a nationwide basis. These product offerings supplement the asset generation capacity in our community banking markets and enhance the overall yield of our loan portfolio, enabling us to earn attractive risk-adjusted net interest margins. We believe our integrated business model distinguishes us from other banks and non-bank financial services companies in the markets in which we operate. Our business is conducted through three reportable segments (Banking, Factoring and Corporate). For the six months ended June 30, 2014, our banking segment generated 72% of our total interest and noninterest income, our factoring segment generated 27% of our total interest and noninterest income and our corporate segment generated 1% of our total interest and noninterest income. As of June 30, 2014, we had consolidated total assets of $1.4 billion, total loans held for investment of $939.5 million, total deposits of $1.1 billion and total stockholders’ equity of $140 million.

Our Corporate Structure

We operate our business through several corporate entities.

•

Triumph Community Bank, N.A. is a national bank headquartered in Moline, Illinois. As of October 27, 2014, Triumph Community Bank operates ten branches in the Quad Cities Metropolitan Area of Iowa and Illinois, seven other branches throughout central and northwestern Illinois and one branch and one loan production office in northeastern Illinois. Through this branch network, we offer our customers a variety of financial products and services that both augment our revenue (fee and interest income) and help us expand and retain our core deposit network, including checking and savings accounts, debit cards, electronic banking, trust services and treasury management. Triumph Community Bank also originates a full suite of commercial and retail loans including commercial real estate, general commercial, one-to-four family residential and construction and development loans, focused on customers in and around its primary market areas. In addition, Triumph Community Bank originates our healthcare asset-based loans from an additional loan production office in Portland, Oregon operating under our Triumph Healthcare Finance brand. As of June 30, 2014, $104 million of Triumph Community Bank’s loan portfolio consists of participations of loans originated at Triumph Savings Bank, and factoring relationships originated by Triumph Business Capital. As of June 30, 2014, Triumph Community Bank had total assets of $983 million, total deposits of $804 million and total loans held for investment of $627 million.

•	Triumph Savings Bank, SSB is a Texas state savings bank. Triumph Savings Bank originates asset-based loans, equipment loans and general factoring products under our Triumph Commercial Finance brand. It also originates commercial real estate, construction and development, mortgage warehouse and general commercial loans. Triumph Savings Bank operates two branches in Dallas, Texas, consisting of our corporate office and an additional branch that is dedicated to deposit gathering activities. As of June 30, 2014, Triumph Savings Bank had consolidated total assets of $414 million, total deposits of $317 million and total loans held for investment of $313 million (including the gross receivables held by its subsidiary, Triumph Business Capital).

•	Advance Business Capital LLC (d/b/a Triumph Business Capital) is a Delaware limited liability company and wholly owned subsidiary of Triumph Savings Bank that focuses on providing working capital financing through the purchase of accounts receivable, a product known as factoring. Substantially all of Triumph Business Capital’s factoring relationships are currently originated with small-to-mid-sized owner-operators, trucking fleets and freight brokers in the transportation industry, though it has recently expanded into non-transportation factoring markets as well. As of June 30, 2014, Triumph Business Capital’s purchased gross receivables outstanding totaled $146 million.

•	Triumph Insurance Group, Inc. is a Texas corporation and a wholly owned subsidiary of Triumph Savings Bank. Triumph Insurance Group was formed to provide insurance brokerage services, initially focused on the insurance needs of our factoring, asset-based lending and equipment lending clients. Triumph Insurance Group was formed in June 2014 and has yet to commence any material operations or activity.

•	Triumph Capital Advisors, LLC is a Texas limited liability company and registered investment advisor that provides investment management services for primarily institutional clients, principally focused on the origination and management of collateralized loan obligations. Triumph Capital Advisors closed its first CLO offering in May 2014 and closed its second CLO offering in August 2014, each with an approximate total size of $400 million. We anticipate that Triumph Capital Advisors will originate one to two additional CLOs per year, which we expect will provide us a recurring source of noninterest fee income. In connection with these activities, we anticipate that Triumph Capital Advisors will act as the asset manager to CLO issuers both following the closing of their CLO securities offerings and during their “warehouse” phase (the period in which they are acquiring assets in anticipation of a final CLO securities offering). As of October 27, 2014, Triumph Capital Advisors had assets under management of approximately $1.0 billion.

We may in the future implement transactions to streamline our operations and corporate structure, including a potential merger of our two banking subsidiaries. We believe such a transaction has the potential to provide us operational and economic efficiencies as we continue to grow and expand our operations.

Lending and Factoring Activities

We offer a broad range of lending and factoring products. Our business lending categories include commercial, commercial real estate, factoring and construction and development. Our retail lending consists primarily of residential first and second mortgage loans and a small portfolio of additional consumer loans.

Our strategy is to maintain a broadly diversified loan portfolio by type and location. Within this general strategy, we intend to focus on growth in the commercial finance lending areas where we believe we have expertise and market insights, including our factoring operations, the asset-based loans and equipment loans we originate under our Triumph Commercial Finance brand, and the asset-based healthcare loans we originate under our Triumph Healthcare Finance brand. As of June 30, 2014, these product lines in aggregate totaled $321.9 million (or 34% of our loan portfolio).

A majority of our non-factoring loans are in the areas surrounding our community banking operations in Illinois (36%) and Iowa (16%). We expect that we will continue to focus on the commercial and personal credit needs of businesses and individuals in these markets. We also have a significant concentration of non-factoring loans in Texas (20%), the home of our corporate headquarters and a significant portion of our commercial finance operations. With respect to our commercial finance products, including our factoring, asset-based lending, equipment lending and healthcare lending product lines, we also seek out customers on a nationwide basis. In connection therewith, we maintain loan production offices or sales personnel for such product lines in Tennessee, North Carolina, Florida, Oregon, New York and Utah. As this portion of our portfolio grows, we expect that the geographic exposure of our loans will shift accordingly.

The following is a discussion of our major types of lending activity:

Commercial Loans. We offer commercial loans to small-to-mid-sized businesses across a variety of industries. These loans include general commercial and industrial loans, loans to purchase capital equipment and business loans for working capital and operational purposes. In the aggregate, our commercial loans as of June 30, 2014 totaled $328.4 million (or 35% of our total loan portfolio)

A portion of our commercial loan portfolio consists of specialty commercial finance products including asset-based loans and equipment loans, originated under our Triumph Commercial Finance brand, as well as healthcare asset-based loans under our Triumph Healthcare Finance brand. As of June 30, 2014, these product lines in aggregate totaled $165.6 million (or 50% of our total commercial loan portfolio). A more detailed description of these product lines is set forth below:

•	Asset-Based Loans. Under our Triumph Commercial Finance brand, we originate asset-based loans to borrowers to support general working capital needs. Our asset-based loan structure involves advances of loan proceeds against a “borrowing base,” which typically consists of accounts receivable, identified readily marketable inventory or other collateral of the borrower. The maximum amount a customer may borrow at any time is fixed as a percentage of the borrowing base outstanding at any time. These loans typically bear interest at a floating rate comprised of LIBOR or the prime rate plus a premium and include certain other transaction fees, like origination and unused line fees. We target asset-based loan facilities between $1 million and $10 million for borrowers with annual net revenues between $4 million and $60 million. We originate asset-based loans across a variety of industries including manufacturing, distribution and energy services.

A significant portion of our asset-based lending portfolio consists of loans made to borrowers without the operating history, cash flows or balance sheet necessary to support other credit options, and therefore require careful analysis and oversight of the borrowing base collateral and the borrower’s activity to ensure sale and liquidation of the borrowing base collateral and application to the loan. These policies and procedures are described in more detail under “Credit Risk Management.” As of June 30, 2014, the asset-based loans originated under our Triumph Commercial Finance brand totaled $48.7 million (or 5% of our total portfolio).

•	Equipment Loans. We originate equipment loans under our Triumph Commercial Finance brand. These equipment loans focus primarily on the construction, transportation and waste management industries. Equipment in these industries is essential use and has a broad resale market. Our equipment loans are typically fully amortizing, fixed rate loans secured by the underlying collateral with a term of three to five years. As of June 30, 2014, the equipment loans originated by Triumph Savings Bank under our Triumph Commercial Finance brand totaled $71.2 million (or 8% of our total portfolio).

•	Healthcare Loans. In June 2014, we acquired an asset-based lending business dedicated exclusively to the healthcare industry. The focus of this product line, which we operate under the Triumph Healthcare Finance brand, is on secured credit facilities of $1 million to $15 million for healthcare service providers in the areas of skilled nursing, home healthcare, physical therapy and pharmacy delivery. As of June 30, 2014, our healthcare asset-based loans originated under our Triumph Healthcare Finance brand totaled $45.8 million (or 5% of our total portfolio).

Commercial Real Estate Loans. We originate real estate loans to finance commercial property that is owner-occupied as well as commercial property owned by real estate investors. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as office buildings, warehouses, production facilities, hotels and mixed-use residential/commercial and multifamily properties. The total amount of our commercial real estate loans outstanding as of June 30, 2014, was $264.7 million (or 28% of our total loan portfolio), of which $142.0 million (or 15% of our total portfolio) was owner-occupied and $122.7 million (or 13% of our total portfolio) was non-owner occupied.

Factored Receivables. We offer factoring services to our customers, primarily in the transportation sector, with an increasing focus on other industries. In contrast to a lending relationship, in a factoring transaction we directly purchase the receivables generated by our clients at a discount to their face value. These transactions are structured to provide our clients with immediate liquidity to meet operating expenses when there is mismatch between payments to our client for a good or service and the incurrence of operating costs required to provide such good or service. For example, in the transportation industry, invoices are typically paid 30 to 60 days after delivery whereas the truckers providing such transportation services require immediate funds to pay for fuel and other operating costs.

Our transportation factoring clients include small owner-operator trucking companies (one-to-four trucks) mid-sized fleets (5-to-50 trucks) and freight broker relationships whereby we manage all carrier payments on behalf of a broker client. The features and pricing of our transportation factoring relationships vary by client type. Typically our smaller owner-operator relationships are structured as “non-recourse” relationships (i.e., we retain the credit risk associated with the ability of the account debtor on an invoice we purchase to ultimately make payment) and our larger relationships are structured as “recourse” relationships (i.e., our client agrees to repurchase from us any invoices for which payment is not ultimately received by the account debtor). Transportation factoring comprised approximately 94% of our total factoring portfolio as of June 30, 2014, calculated based on outstanding gross receivables purchased as of such date.

Our non-transportation factoring business targets small businesses with annual sales between $1 million and $10 million in industries such as manufacturing, distribution, energy services and staffing.

We purchased $952.6 million of invoices pursuant to our factoring relationships during our fiscal year ended December 31, 2013. The substantial majority of our factored receivables ($146.4 million, or 94% of our total factored receivables, as of June 30, 2014) were acquired by Triumph Business Capital, our factoring subsidiary. The remainder of our factored receivables were acquired by Triumph Savings Bank under our Triumph Commercial Finance brand. As of June 30, 2014, our gross outstanding factored receivables purchased totaled $156.3 million (or 17% of our total loan portfolio).

Commercial Construction, Land and Land Development Loans. We offer loans to small-to-mid-sized businesses to construct owner-user properties, as well as loans to developers of commercial real estate investment properties and residential developments. These loans are typically disbursed as construction progresses and carry interest rates that vary with the prime rate. As of June 30, 2014, the outstanding balance of our construction loans was $43.0 million (or 5% of our total loan portfolio).

Residential Real Estate Loans. We offer first and second mortgage loans to our individual customers primarily for the purchase of primary and secondary residences. As of June 30, 2014, the outstanding balance of one-to-four family real estate secured loans, including home equity loans and lines of credit, was $81.2 million (or 9% of our total loan portfolio). As of June 30, 2014, the substantial majority of our residential real estate loans were originated in our community banking markets in Iowa and Illinois.

Agriculture Loans. A portion of our loan portfolio consists of loans secured by farmland. These loans originate primarily in the areas surrounding our community banking markets in Iowa and Illinois. As of June 30, 2014, the outstanding balance of our loans secured by farmland was $19.6 million (or 2% of our loan portfolio).

Mortgage Warehouse Loans. We enter into mortgage warehouse arrangements whereby we directly fund the origination of one-to-four family residential mortgage loans on behalf of our mortgage banker clients. These arrangements provide our mortgage banker clients with the resources to fund their mortgage originations more quickly and efficiently than they could by using their own balance sheet. As of June 30, 2014, the outstanding balance of our mortgage warehouse loans was $32.4 million (or 3% of our loan portfolio).

Consumer Loans. In addition to our one-to-four family residential real estate loans as described above, we also originate personal loans for our retail banking customers. These loans originate exclusively out of our community banking operations in Iowa and Illinois. As of June 30, 2014, the outstanding balance of our consumer loans was $13.5 million (or 1% of our loan portfolio).

Other Products and Services

Asset Management Services. Triumph Capital Advisors is a registered investment adviser that provides fee-based asset management services primarily for institutional clients. We formed Triumph Capital Advisors in 2013 with the intent of it being a repeat issuer and manager of CLO vehicles, with a secondary focus on separately managed accounts. In establishing this business, we hired a team of executives with significant experience in the asset management industry generally, and with CLO vehicles specifically. We view this business as being a natural extension of our credit focus that will allow us to generate a recurring stream of noninterest fee income.

In general, a CLO is an investment fund whose assets are comprised primarily of senior secured corporate loans. These senior secured corporate loans are generally large, broadly syndicated financing transactions arranged by a lead agent bank and then assigned to numerous additional lenders. Such loans are typically rated below investment grade and are sometimes referred to as “leveraged loans.” The total size of such loan facilities typically range from $200 million to $2.0 billion, though certain individual facilities can be several times larger. Our CLO clients generally acquire assignments in these senior secured corporate loans ranging from $1 million to $5 million. We do not originate or syndicate any of the senior secured corporate loans acquired by our CLO clients, nor do we acquire any of the loan assignments on the balance sheet of our banks and then transfer them to our CLO clients. All of such loan assignments are acquired directly by the CLO issuers under the direction of Triumph Capital Advisors, as asset manager.

A CLO issues its investors securities in a series of tranches, typically ranging from an AAA-rated debt tranche to an unrated subordinated or equity tranche. The payment rate on each security is linked to such security’s payment priority (e.g., the AAA-rated tranche of a CLO will receive all interest payments before any payments are made to the next most junior tranche of security issued by such CLO, but will pay a lower interest rate). The sole source of payment for the securities issued by the CLO consists of interest, fee and principal payments from its underlying senior secured loan assets.

Triumph Capital Advisors earns asset management fees for selecting and continuously managing the underlying assets of CLOs. In general, these management fees are calculated as percentage of eligible assets within each fund. A portion of these fees are payable as senior fees (i.e., payable before any payments to the subordinated debt investors in such fund) and a portion of these fees are payable as subordinated fees (i.e., payable only in the event interest payments are made to the debt investors in such CLO for such payment period). Such asset management fees typically range from 0.30% to 0.50% per annum of the total eligible assets of the fund, but may also be higher or lower depending on market conditions or the requirements of the investors in each specific CLO. In certain cases, we may offer a portion of our asset management fees to investors in a CLO as an inducement to get such investor to invest in the transaction. In addition, we may earn performance fees in the event the return of the subordinated or equity investors in a CLO exceeds a specified return threshold. We are currently focusing on CLOs with $300 million to $500 million in total assets. Historically, we have not invested directly in the securities of the CLO offerings we manage, though we may choose to do so in the future. In addition, proposed risk retention requirements under the Dodd-Frank Act may require us to make such investments. See “Risk Factors—Risk retention requirements implemented under the Dodd-Frank Act may impact our ability to issue new CLOs.”

In addition to providing asset management services to CLO issuers following the consummation of their CLO securities offerings (at which point we begin to earn the asset management fees described above), we also act as asset manager to CLO issuers during their “warehouse” phase. During its “warehouse” phase, a prospective CLO issuer begins to acquire loan assets in anticipation of a future CLO securities offering. These assets are generally acquired with the proceeds of a credit facility (often provided by an affiliate of the placement agent for the CLO securities offering) as well as equity invested in the prospective CLO issuer during this period. Upon the consummation of a CLO securities offering, the warehouse credit facility is repaid and terminated and the warehouse equity is redeemed. While we generally seek out third party investments for our CLO warehouse structures, we have from time to time invested in the equity of our CLO issuers during their warehouse phase as well. We make these investments primarily to facilitate the successful consummation of the CLO securities offerings and the corresponding generation of asset management fees for us that commence following the completion of this offering. As of October 27, 2014, we had $2.45 million invested in the warehouse equity of a prospective CLO issuer who was in its “warehouse” phase.

Triumph Capital Advisors closed its first CLO offering in May 2014 and closed its second CLO offering in August 2014, each with an approximate total size of $400 million. We anticipate that Triumph Capital Advisors will originate one to two additional CLOs per year, which we anticipate will provide us a recurring source of noninterest fee income. As of October 27, 2014, Triumph Capital Advisors had assets under management of approximately $1.0 billion.

We may also, in the future, manage CLOs under co-management or sub-advisory arrangements or enter into relationships whereby we acquire senior secured loan assets from a third party originator who also owns a substantial portion of the equity or other securities in the CLOs. Such structures may be utilized in order to comply with risk-retention requirements in Europe and, once-effective, the United States, or for other business reasons. We may continue to explore and evaluate these potential structures and relationships as risk retention and other applicable regulatory requirements related to our CLO asset management business develop and are finalized.

Additional Products and Services. We offer a full range of commercial and retail banking services to our customers, including checking and savings accounts, debit cards, electronic banking, and trust services. These products both augment our revenue and help us expand our core deposit network. A number of our additional products and services focus on providing turnkey solutions to the commercial clients that comprise a key component of our lending growth strategy. For example, we provide comprehensive treasury management services for commercial clients to manage their cash and liquidity, including lock box, accounts receivable collection services, electronic payment solutions, fraud protection, information reporting, reconciliation and data integration and balance optimization solutions. In June 2014, we established Triumph Insurance Group, an insurance brokerage agency initially focused on meeting the insurance needs of our commercial clients, particularly our factoring clients in the transportation industry and our equipment lending clients. We believe these ancillary product offerings have the ability to diversify our revenue and increase customer retention for our primary product lines.

Our History and Growth

We commenced operations in November 2010, when an investor group, led by our Chief Executive Officer Aaron Graft, raised approximately $45 million to acquire and recapitalize Dallas-based Equity Bank (now known as Triumph Savings Bank). We believed that the economic downturn experienced in 2008 would provide opportunities within the banking industry to build a diversified financial enterprise through the acquisition of banking assets and management talent at a time when many banking competitors were working through credit and capital challenges. This platform provided us the foundation from which, through a combination of acquisitions and de novo growth, we have been able to grow and expand into both commercial finance products (factoring, asset-based lending, equipment lending and healthcare lending) and community banking. From our beginnings in 2010, we have:

•	expanded our assets from $251 million as of December 31, 2010 to $1.4 billion as of June 30, 2014;

•	increased our loans from $144 million as of December 31, 2010 to $939.5 million as of June 30, 2014;

•	increased our deposits from $212 million as of December 31, 2010 to $1.1 billion as of June 30, 2014; and

•	grown our employee base from 29 full-time employees following our first acquisition to 463 full-time equivalent employees as of June 30, 2014.

Our Competitive Strengths

We attribute our success to the following competitive strengths:

Scalable Product Platforms Positioned for Growth. We have invested substantially in people, processes and procedures in order to facilitate the recent growth in our key product lines and to position such product lines for additional growth in the future. We have made considerable investments to integrate Triumph Business Capital’s operations into a banking environment, enhance its technology platform and expand our staff during a period of significant growth in gross receivables purchased. In each of our asset-based lending, equipment lending and asset management businesses, we hired experienced executive teams to establish de novo product lines which have only recently become profitable on a run rate basis, and which we believe have significant remaining growth potential. Finally, our acquisition of Triumph Community Bank in October 2013 provided us with a management team experienced in the operation of a community banking franchise that can be leveraged for future acquisitions. We believe that the scalable platforms created by these investments position us for substantial growth in our key product lines and have laid the groundwork for our ability to operate as a larger financial institution.

Diversified Business Model. We believe that the combination of our community banking operations and our commercial finance product lines allows us to grow in varied economic conditions and across business cycles. Our community banking operations provide us asset diversity and a favorable cost of funds, especially when competing against the wholesale banks and non-bank finance companies that offer many of our commercial finance products. Deposits represented 89% of our total liabilities as of June 30, 2014 and had an average cost of 43 basis points for the six months ended June 30, 2014. Our commercial finance product lines enhance the overall yield of our loan portfolio and are offered on a nationwide basis, mitigating our exposure to stagnant loan demand or yield compression in our community banking markets. Additionally, the depth of our product offerings enhances our ability to serve our clients’ needs as they continue to grow and evolve over time. For example, we are able to offer our commercial finance clients a full suite of banking products and services (such as treasury management, deposit products, and insurance), and also offer them appropriate financing products for each stage in the life cycle of their business (such as factoring or asset-based lending options during the startup phase of their operations, graduating to cash flow working capital lines or other lending products as their businesses mature).

Focused Risk Mitigation Practices. We have developed underwriting and credit management processes tailored to each of the product lines we offer, allowing us to construct a diversified asset portfolio across a variety of industries, geographies and loan types, including in several specialized markets not typically served by community banks. We believe that our industry experience and product knowledge has allowed us to develop processes, procedures and structural features in connection with offering specialized products that enable us to appropriately identify and mitigate the risks associated therewith.

Experienced Management Team. Our leadership team consists of senior executives with an average of over 20 years of experience in the banking and non-banking financial services industries. Although Triumph is a relatively new organization, we have 20 senior executives, representing the majority of executives at the senior vice president level or above, who come from multi-billion dollar financial institutions, where they managed and grew similar operations. We believe this group represents a deep management bench for a financial institution of our size. We believe the experience and relationships of these senior executives, combined with our resources and entrepreneurial culture, have been key drivers of our growth.

Acquisition and Investment Expertise. We began operations in 2010 with the acquisition of a distressed bank in Dallas, Texas with no internal loan origination or transactional deposit generating capacity. Since then, we have developed both of these capabilities by identifying and executing on a series of acquisition and investment opportunities, and transformed our company in the process. These transactions have included acquisitions of a bank (Triumph Community Bank) and commercial finance companies (such as our factoring and healthcare lending businesses), as well as investments in proven management teams to develop and grow businesses on a de novo basis where we identify market opportunities (such as our asset-based lending, equipment lending and asset management businesses). We believe that our demonstrated experience in successfully identifying acquisition and investment opportunities in a broad range of industries, executing on their implementation and integrating them into our combined business will continue to serve us well as we grow and expand our operations.

Access to Texas Economy. Our corporate headquarters and the bulk of our commercial finance operations are located in the Dallas, Texas metropolitan area. We believe that our presence in Texas gives us an opportunity to continue to capitalize on the positive economic and demographic trends within the state as we execute on our growth strategy. Six of the largest 25 United States cities by population are located in Texas, and economic growth within the state has exceeded that of the national average since January 1, 2011. Texas’ economy has been one of the fastest growing and healthiest in the country, with estimated population growth of 8.1% since the 2010 census, real GDP growth of 3.7% in 2013, an unemployment rate of 5.1% as of July 2014 and the largest job growth rate of any state for each of the last four years. We believe these economic conditions are particularly conducive to growth in the small-to-mid-sized businesses that constitute our target client base. As of June 30, 2014, 20% of our non-factoring loan portfolio is tied to Texas. We intend to continue to capitalize on our Texas presence as we grow and expand our operations.

Our Strategy

We believe that our model of community banking with a focus on niche commercial finance products provides us with differentiated advantages when compared to our competitors, including a strong deposit franchise, a more complete set of product offerings and the ability to earn attractive risk-adjusted net interest margins. Our strategy is to generate stockholder value through the following initiatives:

Increase Market Share Across Core Products. We see opportunities to generate additional revenue growth across our product offerings, particularly in our commercial finance operations. The pool of potential commercial finance clients is a substantial and permanent part of the economy, yet the specialized lending markets that serve them remain highly fragmented. Many of our commercial finance product lines were established as de novo business lines and which we believe are poised to capture additional market share as they mature. We expect that we will continue to capture market share because we provide clients with turnkey solutions through the breadth of our banking products and because our balance sheet allows us to make investments in technology, personnel, marketing and systems not available to smaller non-bank commercial lenders.

Expand and Diversify Commercial Finance Products. We believe the acquisition of additional commercial finance businesses and the expansion into additional commercial finance product lines provides us opportunities to increase the total size and percentage of our loan portfolio represented by these assets. Our existing commercial finance products give us insight into numerous opportunities to acquire existing competitors and to expand into adjacent product lines. The growth of our commercial finance product lines to date demonstrates our willingness to acquire or build these capabilities depending on the particular opportunity.

Pursue Strategic Community Bank Acquisitions. We plan to be a strategic acquirer of additional community banks to increase the size, efficiency and ultimately the value of our franchise. We evaluate numerous criteria related to screening acquisition opportunities, but foremost among them are the existence of a strong deposit franchise and the opportunity to be a local market leader. We believe that additional community banking acquisitions will further improve our deposit mix and asset diversification. Our acquisition of Triumph Community Bank provided us with a management team experienced in the operation of a community banking franchise that can be leveraged and provide efficiencies in connection with additional community banking acquisitions.

Credit Risk Management

We control credit risk both through disciplined underwriting of each transaction we originate, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes for each of the various loan product types we offer our customers.

Underwriting

In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process including the following:

•	understanding of the customer’s financial condition and ability to repay the loan;

•	verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

•	observing appropriate loan to value guidelines for collateral secured loans;

•	maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

•	ensuring that each loan is properly documented with perfected liens on collateral.

Our non-owner occupied commercial real estate loans are generally secured by well-managed income producing property with adequate margins, supported by a history of profitable operations and cash flows and proven operating stability in the case of commercial loans. Except in very limited circumstances, our commercial real estate loans and commercial loans are supported by personal guarantees from the principals of the borrower.

With respect to our asset-based loans, in addition to an overall evaluation of the borrower and transaction considering the applicable criteria set forth above, we also engage in a detailed evaluation of the assets comprising the borrowing base for such loans, to confirm that such assets are readily recoverable and recoverable at rates in excess of the advance rate for such loan. With respect to our healthcare asset-based loans, this process requires a detailed analysis of the payment rates applied to the reimbursement obligations payable to our customers by applicable payees.

Our factoring relationships in particular require a specialized underwriting process. For each factoring transaction, in addition to a credit evaluation of our client, we also evaluate the creditworthiness of all underlying account debtors, as such account debtors represent the substantive underlying credit risk to us. Transportation factoring also presents the additional challenge of underwriting high volumes of invoices (over 70,000 invoices per month as of June 30, 2014) of predominantly low value per invoice (generally under $2,000 per invoice as of June 30, 2014) and managing credit requests (over 38,000 per month as of June 30, 2014) for a large industry pool of account debtors. We facilitate this process through a proprietary web-based “Online Broker Credit” application, which processes invoice purchase approval requests for our clients through an online proprietary scoring model and delivers either preliminary responses for small dollar requests or immediate referral to our servicing personnel for larger dollar requests. We also set and monitor concentration limits for individual account debtors that are tracked across all of our clients (as multiple clients may have outstanding invoices from a particular account debtor).

Each of our banks implements its underwriting evaluation and approval process through a tiered system of loan authorities. Under these authorities, transactions at certain identified levels are eligible to be approved by a designated officer or a combination of designated officers. Transactions above such individual thresholds require approval of a management-level loan committee. Our management-level loan committee is a joint committee that reviews and approves credits for both banks. Transactions above the approval levels for our management-level loan committee must be approved by an executive loan committee comprised of directors of the applicable bank.

We employ limits we believe to be appropriate on our overall loan portfolio and requirements with respect to certain types of lending. As of June 30, 2014, our legal lending limit to any one customer was $14.8 million at Triumph Community Bank and $12.4 million at Triumph Savings Bank. As of June 30, 2014, our house limit to any one customer was $10.0 million at Triumph Community Bank and $7.5 million at Triumph Savings Bank, both subject to approval from the respective Executive Loan Committee of each bank.

Ongoing Credit Risk Management

In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for all credit exposures. Although we grade and classify our loans internally, we have an independent third party professional firm perform regular loan reviews to confirm loan classification. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans create a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is downgraded to pass-watch or substandard based on one or more standard loan grading factors, our credit officers engage in active evaluation of the asset to determine the appropriate resolution strategy. Management of each bank regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

In addition to our general credit risk management processes, we employ specialized risk management processes and procedures for certain of our commercial finance products, in particular our asset-based lending and factoring products. With respect to our asset-based lending relationships, we require dominion over the borrower’s cash accounts in order to actively control and manage the cash flows from the conversion of borrowing base collateral into cash and its application to the loan. We also engage in active review and monitoring of the borrowing base collateral itself, including field audits typically conducted on a 90-180 day cycle.

With respect to our factoring operations, we employ a proprietary risk management program whereby each client is assigned a risk score based on measurable criteria. Our risk model is largely geared toward early detection and mitigation of fraud, which we believe represents the most material risk of loss in this asset class. Risk scores are presented on a daily basis through a proprietary software application. These risk scores are then used to assign such client into a particular classification level. The classification level is not a predictor of loss exposure but rather the determinant for monitoring levels and servicing protocols, such as the percentage requirements for collateral review and invoice verification prior to purchase. This scoring and risk allocation methodology allows us to effectively manage and control fraud and credit risk.

Marketing

We market our loans and other products and services through a variety of channels. Fundamentally, we focus on a high-touch direct sales model, building long-term relationships with our customers. In our community banking markets, our lending officers actively solicit new and existing businesses in the communities we serve. For our commercial finance product lines, we typically maintain sales personnel across the country with designated regional responsibilities for clients within their territories.

Triumph Business Capital, our factoring business, also actively markets its products and services through secondary channels, including e-marketing and search engine optimization, as well as key strategic sourcing relationships. Triumph Business Capital has an exclusive relationship with the largest transportation freight matching service in the United States, where we are identified as the sole preferred factoring provider on its freight matching boards, which links directly to our web services to provide credit scoring on over 250,000 loads per day. We also recently launched a sourcing and participation program with the nation’s largest equipment lender to provide factoring services to its clients.

Importantly, while we seek to ensure that the pricing on all of our loans and factoring products is competitive, we also attempt to distinguish ourselves with our clients on criteria other than price, including service, industry knowledge and a more complete value proposition than our competitors. We believe that our suite of complementary commercial finance product options and our other available banking services, including treasury management services and our newly launched insurance brokerage initiatives allows us to offer full-service banking relationships to clients and industries that have historically been served by smaller non-bank commercial finance companies. It is our strategy to deepen our customer relationships and increase retention by cross-marketing all of these products to our clients in an effort to be a “one-stop” financial services provider, particularly in our niche industries.

Investments

We manage our investments primarily for liquidity purposes, with a secondary focus on returns. Each of our banks maintains a separate investment portfolio in which substantially all of our investments are classified as available-for-sale and can be used to collateralize FHLB borrowings, public funds deposits or other borrowings. Each investment portfolio consists of a variety of high-grade securities, including government agency securities, government and government agency guaranteed mortgage-backed securities, highly rated corporate bonds and municipal securities. We regularly evaluate the composition of our investment portfolios as changes occur with respect to the interest rate yield curve and may sell investment securities from time to time to adjust our exposure to changes in interest rates or to provide liquidity to meet loan demand.

Deposits

Deposits are our primary source of funds to support our earning assets. We offer depository products, including checking, savings, money market and certificates of deposit with a variety of rates. Deposits at our bank subsidiaries are insured by the FDIC up to statutory limits. We price our deposit products with a view to maximizing our share of each customer’s financial services business. In addition, required deposit balances associated with our commercial loan arrangements and treasury management relationships maintained by our commercial lending clients provide an additional source of deposits.

In our community banking markets, we have a network of 18 deposit-taking branch offices and have attracted significant transaction account business through our relationship-based approach. We rank in the top five in deposit market share in each of our primary community banking counties (Rock Island County and Carroll County, Illinois and Scott County, Iowa). Triumph Savings Bank also maintains a branch office in Dallas, Texas, dedicated to deposit generation activities. As a result of our significant deposit growth in transaction accounts (which we define as demand, Negotiable Order of Withdrawal (“NOW”) and money market deposits) in connection with the Triumph Community Bank acquisition we believe that we have achieved a substantially improved deposit mix between transaction accounts and certificates of deposit. We intend to continue to improve our deposit mix through organic growth and targeted acquisitions.

Competitors

The bank and non-bank financial services industries in our markets and the surrounding areas is highly competitive. We compete with a wide range of regional and national banks located in our market areas as well as non-bank commercial finance and factoring companies on a nationwide basis. We experience competition in both lending and attracting funds from commercial banks, savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, non-bank lenders, government agencies and certain other non-financial institutions. Many of these competitors have more assets, capital and lending limits, and resources than we do and may be able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.

Enterprise Risk Management

We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our solid asset quality statistics and our credit risk management procedures discussed above.

We also focus on risk management in numerous other areas throughout our organization, including with respect to asset/liability management, regulatory compliance and internal controls. We have implemented an extensive asset/liability management process aided by simulation models provided by reputable third parties. We engage in ongoing internal audit and review of all areas of our operations and regulatory compliance.

We are implementing management assessment and testing of internal controls consistent with the Sarbanes-Oxley Act and have engaged an experienced independent public accounting firm to assist us with respect to compliance.

Employees

As of June 30, 2014, we had approximately 463 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement.

Properties

Our corporate office is located at 12700 Park Central Drive, Suite 1700, Dallas, Texas 75251.

As of October 27, 2014, Triumph Community Bank operates ten branches in the Quad Cities Metropolitan Area of Iowa and Illinois, seven other branches throughout central and northwestern Illinois, one branch and one loan production office in northeastern Illinois and one loan production office in Portland, Oregon. We lease five of these offices and own the remaining 15. Our owned offices are freestanding permanent facilities; the leased offices are part of larger retail facilities. Most of Triumph Community Bank’s branches are equipped with automated teller machines (“ATM”) and drive-through facilities.

Triumph Savings Bank operates from our corporate office in Dallas, Texas and from one additional branch office also located in Dallas, Texas. The corporate office houses Triumph Savings Bank’s loan operations and the branch office is limited to deposit gathering activities. Triumph Savings Bank does not offer any ATM or drive-through facilities.

Triumph Business Capital operates from a leased facility within a larger business park located in Coppell, Texas.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the consolidated financial statements and related notes and should be read in conjunction with the accompanying tables and our annual audited financial statements and unaudited interim financial statements. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause these differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a financial holding company headquartered in Dallas, Texas and registered under the BHC Act. Through our two wholly owned bank subsidiaries, Triumph Savings Bank and Triumph Community Bank, we offer traditional banking products as well as commercial finance product lines focused on businesses that require specialized and tailored financial solutions. Our banking operations include a full suite of lending and deposit products and services focused on our local market areas. These activities generate a stable source of core deposits and a diverse asset base to support our overall operations. Our commercial finance product lines include factoring, asset-based lending, equipment lending and healthcare lending products offered on a nationwide basis. These product offerings supplement the asset generation capacity in our community banking markets and enhance the overall yield of our loan portfolio, enabling us to earn attractive risk-adjusted net interest margins. We believe our integrated business model distinguishes us from other banks and non-bank financial services companies in the markets in which we operate. As of June 30, 2014, we had consolidated total assets of $1.4 billion, total loans held for investment of $939.5 million, total deposits of $1.1 billion and total stockholders’ equity of $140 million.

Most of our products and services share basic processes and have similar economic characteristics. However, our factoring subsidiary operates in a highly specialized niche and earns substantially higher yields on its factored accounts receivable portfolio than our other lending products. This business also has a legacy and structure as a standalone company. As a result, we have determined our reportable segments are Banking, Factoring and Corporate. For the six months ended June 30, 2014, our banking segment generated 72% of our total interest and noninterest income, our factoring segment generated 27% of our total interest and noninterest income and our corporate segment generated 1% of our total interest and noninterest income. Our segment reporting is discussed in further detail in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

History & Background

Pre-2012 Highlights

We commenced operations in November 2010 when an investor group, led by our Chief Executive Officer Aaron Graft, raised approximately $45 million to acquire and recapitalize Dallas-based Equity Bank and its holding company, EJ Financial Corp. (which were subsequently renamed Triumph Savings Bank, SSB and Triumph Bancorp, Inc., respectively). We believed that the economic downturn experienced in 2008 would provide opportunities within the banking industry to build a diversified financial enterprise through the acquisition of banking assets and management talent at a time when many banking competitors were working through credit and capital challenges. Though at the time of the acquisition Equity Bank’s primary assets consisted of real estate loans acquired in the secondary market, its deposits consisted exclusively of time deposits and money market accounts, and it was operating under a regulatory enforcement order, this acquisition provided the banking charter and operating platform from which these opportunities could be pursued. We resolved the majority of Equity Bank’s troubled assets, and after one year we were released from all regulatory enforcement orders, allowing us to more aggressively pursue new opportunities.

2012 Highlights

In 2012, we established the foundation of several of our commercial finance product lines we see as key elements of our growth strategy. In January 2012, we acquired Triumph Business Capital, one of the nation’s leading transportation factoring companies. Triumph Business Capital (then operating as Advance Business Capital) began operations in 2004 and had established an impressive track record, with a seasoned management team that had grown the company to $55.9 million in outstanding gross receivables purchased from small-to-mid-sized trucking companies and brokers in the trucking industry.

Also during the second half of 2012, we established our asset-based lending and equipment lending platforms. We made the decision to grow these product lines organically as start-up operations through the hiring of teams of experienced executives who had grown similar product lines at larger financial institutions.

The establishment of these product lines required us to make substantial upfront investments. In the case of Triumph Business Capital, we made significant investments in processes, people and infrastructure to integrate its operations into a banking environment and to support future growth. In the case of our asset-based lending and equipment lending product lines, we incurred upfront noninterest expense as staff was hired and processes were established several months in advance of the start of lending activity and several years before such products would be fully mature.

2013 Highlights

2013 was marked by continued investment but also significant growth both at Triumph Business Capital and in our newly established asset-based lending and equipment lending product lines. As of December 31, 2013, we had $117.4 million in outstanding purchased gross receivables, compared to $75.7 million as of December 31, 2012. Our asset-based loans and equipment loans originated under our Triumph Commercial Finance brand grew to $30.8 million and $46.6 million, respectively, as of December 31, 2013, compared to $2.0 million and $4.1 million as of December 31, 2012, respectively.

In March 2013, we announced the formation of our asset management subsidiary, Triumph Capital Advisors, a registered investment advisor focused on institutional credit management. As with the initial investments in our commercial finance product lines in previous years, this product line required considerable initial investments in people and processes in advance of earning revenues or ultimately reaching maturity.

Also in 2013, we announced and completed the acquisition of NBI, parent company of THE National Bank (now known as Triumph Community Bank), a community bank with $936.7 million in assets and branches in Iowa, Illinois and Wisconsin as of October 2013. The Triumph Community Bank acquisition fundamentally transformed our institution. As a result of the acquisition:

•	we increased our total assets from $393 million at September 30, 2013 to $1.3 billion at December 31, 2013;

•	we substantially changed our asset mix, combining Triumph Community Bank’s commercial and retail loan portfolio with the commercial finance product lines being originated at Triumph Savings Bank;

•	we added new fee-generating products and services through Triumph Community Bank’s retail branch network;

•	we significantly altered the manner in which we fund our operations, adding a core deposit franchise of transactional savings and checking accounts to our existing liability structure concentrated in money market accounts and time deposits, lowering our overall cost of funds; and

•	we added a management team experienced in the operation of a community banking franchise that can be leveraged to support future growth and bank acquisitions.

We believe that the pairing of Triumph Community Bank’s operations with the asset-generation capacity we have developed organically and through acquisitions in select specialized product lines creates a dynamic banking platform that positions us for future growth.

Recent Developments

In August 2014, Triumph Capital Advisors completed the issuance of its second CLO, with an approximate total size of $416 million. We anticipate that Triumph Capital Advisors will originate one to two additional CLOs per year, which we anticipate will provide us a recurring source of noninterest fee income. As of October 27, 2014, Triumph Capital Advisors had assets under management of approximately $1.0 billion.

In June 2014, we acquired an asset-based lending business focused exclusively on the healthcare industry, further expanding our reach in commercial finance. We acquired a portfolio of loans with a fair value of $45.3 million on the acquisition date. As part of the acquisition we also hired the executive team responsible for the portfolio, who as a group have focused primarily on this market for an average of over 15 years. This acquisition further augments our asset-generation capacity and fits into our strategy of continuing to grow our commercial finance platform through targeted acquisitions that are complementary to our existing product lines.

In July 2014, we sold our operating branch in Pewaukee, Wisconsin, which constituted our sole branch in the state, to a third party. Under the terms of the agreement, the acquirer assumed branch deposits ($36.3 million), purchased selected loans in the local market (approximately $78.1 million) and acquired the premises and equipment associated with the branch.

Impact of Triumph Community Bank Acquisition

The comparability of our consolidated results of operations and our consolidated financial condition presented herein is significantly affected by the Triumph Community Bank acquisition in October 2013. Our consolidated results of operations for the six months ended June 30, 2014 fully reflect the impact of the acquisition. However, our consolidated results of operations for the fiscal year ended December 31, 2013 show the effect of the acquisition only for the period between October 15, 2013, the closing date of the acquisition and December 31, 2013. As a result, the average balances, average income and average expenses for the fiscal year ended December 31, 2013 reflect a partial, but not full, effect of the changes to our assets, liabilities and operations resulting from the acquisition. Our consolidated results of operations for the six months ended June 30, 2013 and fiscal year ended December 31, 2012 are unaffected by the acquisition.

In addition, certain of our credit metrics and trends have been, and continue to be, affected by the impact of purchase accounting associated with the Triumph Community Bank acquisition. Under accounting standards for business combinations, we recorded the loans we acquired in the Triumph Community Bank acquisition at fair value without carryover of the seller’s ALLL on the date of acquisition. We provide an ALLL on these purchased loans based on credit deterioration subsequent to the acquisition date. Consequently, the size of our ALLL following the acquisition and related metrics, such as our ALLL as a percentage of loans, are not comparable to pre-acquisition periods and are smaller than similar metrics for other financial institutions with loan portfolios of similar size not impacted by purchase accounting. In addition, our net interest margin is impacted by the effect of purchase accounting, as the discounted value of the loan portfolio acquired in the Triumph Community Bank acquisition has impacted, and will continue to impact, the overall effective yield over the life of these loans.

Financial statements and related notes of NBI, for the nine and one-half months ended October 14, 2013 (the date immediately prior to the closing date of the acquisition) and fiscal year ended December 31, 2012 are contained in the financial statements included in this prospectus. Included in this section under “—Summary Discussion of Results of Operations and Financial Condition of National Bancshares, Inc. for its Fiscal Year Ended December 31, 2012 and its Period Ended October 14, 2013” is a summary presentation and analysis of such financial statements for the periods indicated.

Results of Operations

Net Income

Six months ended June 30, 2014 compared with six months ended June 30, 2013. We earned net income of $6.7 million for the six months ended June 30, 2014 compared to $1.4 million for the six months ended June 30, 2013, an increase of $5.3 million. The increase was the result of a $25.5 million increase in net interest income and a $4.5 million increase in noninterest income, partially offset by a $2.1 million increase in the provision for loan losses, a $19.5 million increase in noninterest expense and a $3.1 million increase in income tax expense. Generally, these results reflect both the impact of the acquisition of Triumph Community Bank, whose operations contributed significant additional revenue and added significant additional expense to our operations on a period over period basis, as well as growth in our factoring operations and asset-based lending and equipment lending product lines. In the case of our asset-based lending and equipment lending product lines, such categories grew substantially from start-up operations on a period over period basis, beginning to offset the upfront costs we incurred in establishing such operations.

Fiscal year ended December 31, 2013 compared with fiscal year ended December 31, 2012. We earned net income of $13.4 million for our fiscal year ended December 31, 2013 compared to $11.1 million for our fiscal year ended December 31, 2012, an increase of $2.3 million. Our results for our fiscal year ended December 31, 2013 were impacted by a $9.0 million bargain purchase gain realized in connection with the Triumph Community Bank acquisition, offset by $1.5 million of merger and integration expenses incurred in connection with the Triumph Community Bank acquisition. Our results for our fiscal year ended December 31, 2012 were positively impacted by an income tax benefit of $7.4 million realized by removing all of the valuation allowance that had been previously established against our deferred tax asset. In addition, the comparability of our two fiscal periods was impacted by the Triumph Community Bank acquisition, which resulted in the reflection of a partial, but not full, effect of such acquisition for our results for the period ended December 31, 2013.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets, including loans and securities and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a “volume change.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a “rate change.”

Six months ended June 30, 2014 compared with six months ended June 30, 2013. The following table presents the distribution of average assets, liabilities and equity, as well as interest income and fees earned on average interest-earning assets and interest expense paid on average interest-bearing liabilities for the six-month periods ended June 30, 2014 and 2013:

	For the six months ended June 30,
	2014			2013
(Dollars in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Cash and Federal Funds Sold
Interest earning balances	$81,177	$135	0.34%	$22,410	$46	0.41%
Investment securities:
Taxable	165,198	1,214	1.48%	41,033	426	2.09%
Tax-exempt	7,096	31	0.88%	—	—	0.00%
FHLB & Fed Reserve Stock	5,672	105	3.73%	475	2	0.85%
Total Loans(1)	903,587	40,346	9.00%	234,932	14,293	12.27%
Other Interest Earning Assets	—	—		—	—

Total interest earning assets	1,162,730	41,831	7.25%	298,850	14,767	9.96%

Non-earning assets:
Cash and due from banks	28,258			6,712
Premises and equipment	23,041			2,953
Investment security fair value adjustment	969			720
Goodwill and intangible assets	28,088			14,047
Other real estate owned	12,922			4,753
Bank-owned life insurance	28,674			—
Other non-earning assets	35,241			9,079
Allowance for loan losses	(4,667)			(2,142)

Total assets	$1,315,256			$334,972

Interest bearing liabilities:
Deposits:
Interest Bearing Deposits	$228,776	$83	0.07%	$—	$—	0.00%
Individual Retirement Accounts	52,991	285	1.08%	28,529	271	1.92%
Money market	141,123	160	0.23%	26,361	48	0.37%
Savings deposits	73,271	18	0.05%	2	—	0.00%
Time deposits	354,170	1,591	0.91%	169,940	1,248	1.48%
Other brokered funds	54,592	112	0.41%	—	—	0.00%

Total Deposits	904,923	2,249	0.50%	224,832	1,567	1.41%
Short-term borrowings	43,436	28	0.13%	3,242	3	0.19%
Senior Secured Note	12,149	276	4.58%	—	—	0.00%
Junior Subordinated Debentures	24,225	543	4.52%	—	—	0.00%

Total interest bearing liabilities	$984,733	$3,096	0.63%	$228,074	$1,570	1.39%

Noninterest bearing liabilities and equity:
Noninterest bearing demand deposits	156,377			8,451
Other liabilities	9,237			3,493
Noncontrolling interest	26,912			2,403
Common stockholders’ equity	128,251			87,926
Preferred stockholders’ equity	9,746			4,625

Total equity	164,909			94,954

Total liabilities and equity	$1,315,256			$334,972

Net interest income		$38,735			$13,197

Interest spread(2)			6.62%			8.57%

Net interest margin on a fully tax-equivalent basis(3)			6.72%			8.91%

1.	Balance totals include respective nonaccrual assets.
2.	Net interest spread is the yield on average interest-earning assets less the rate on interest-bearing liabilities.
3.	Net interest margin is the ratio of net interest income to average interest-earning assets.

We earned net interest income of $38.7 million for the six months ended June 30, 2014 compared to $13.2 million for the six months ended June 30, 2013, an increase of $25.5 million. This increase was driven by a significant increase in the average volume of our interest-earning assets and interest bearing liabilities, which was attributable both to the assets and liabilities acquired in the Triumph Community Bank acquisition and organic growth. Average total interest earning assets increased to $1.163 billion as of June 30, 2014 from $299 million as of June 30, 2013.

Net interest margin declined to 6.72% for the six months ending June 30, 2014 from 8.91% for the six months ending June 30, 2013. This 219 basis point decline in net interest margin is largely due to the shift in our mix of interest earning assets and interest bearing liabilities.

Total interest income earned for the six months ended June 30, 2014 was $41.8 million, versus $14.8 million for the six months ended June 30, 2013, an increase of $27 million. Interest income earned on the loan portfolio increased $26 million period over period to $40.3 million, while earnings from investment securities and other earning balances increased $1 million. The increase in loan interest income is largely attributable to the increase in the average balances of the loan portfolio which increased $669 million in the six months ended June 30, 2014 over the six months ended June 30, 2013. Within the loan portfolio we experienced changes in the mix of average balances for the six months ended June 30, 2014 versus June 30, 2013 with the most significant increases being attributable to the Triumph Community Bank portfolio acquired October 15, 2013, and organic growth in our factored receivables, loan products originated under our Triumph Commercial Finance brand including equipment lending and asset based lending, and mortgage warehouse lending. The 327 basis point decline in the yield earned on the loan portfolio for the six months ended June 30, 2014 of 9.00% compared to 12.27% for the six months ended June 30, 2013 is largely attributable to the change in portfolio composition as the assets acquired in the Triumph Community Bank acquisition, and those we have originated at Triumph Community Bank in our community banking markets following the acquisition, generally have lower yields than our Triumph Savings Bank loan portfolio. See “Financial Condition—Assets” for a description of the changes in our asset mix in the periods following the Triumph Community Bank acquisition.

A component of the yield on our loan portfolio consists of discount accretion on the Triumph Savings Bank legacy portfolio acquired in connection with our original acquisition of Equity Bank in 2010 and the portfolio acquired in the Triumph Community Bank acquisition. The aggregate increased yield on our portfolio attributable to this discount accretion was 125 basis points for the six-month period ended June 30, 2014 and 89 basis points for the six-month period ended June 30, 2013. We anticipate that the contribution of this discount accretion to our interest income will decline over time, but we expect that any resulting decreases in aggregate yield on our loan portfolio will be offset in part by continued growth in our higher yielding specialized commercial finance product lines.

The decreases in our net interest margin resulting from changes in the average yield in our loan portfolio discussed above were offset in part by a reduction in our average cost of funds as we realized the benefits of the lower rate structure of deposits present at Triumph Community Bank. Our average cost of interest-bearing liabilities declined to 0.63% in for the six months ended June 30, 2014 from 1.39% for the six months ended June 30, 2013, a decrease of 76 basis points.

The following table shows the effects changes in average balances (volume) and average interest rates (rate) had on the interest earned in our interest-earning assets and the interest incurred on our interest-bearing liabilities for the six-month periods ended June 30, 2014 and 2013:

	For the six months ended June 30, 2014 vs. 2013
	Increase (Decrease) Due to:		Net Increase
(Dollars in thousands)	Rate	Volume
Interest earning assets:
Cash and Fed funds sold	$(9)	$98	$89
Investment securities:
Taxable	(124)	912	788
Tax-exempt	—	31	31
FHLB & Fed Reserve Stock	7	96	103
Total Loans	(3,803)	29,856	26,053

Total interest income	(3,929)	30,993	27,064

Interest bearing liabilities:
Interest Bearing Deposits	—	83	83
Individual Retirment Accounts	(118)	132	14
Money market	(18)	130	112
Savings deposits	—	18	18
Time deposits	(485)	828	343
Other brokered funds	—	112	112

Total Deposits	(621)	1,303	682
Short-term borrowings	(1)	26	25
Senior Secured Bank Stock Notes	—	276	276
Junior Subordinated Debentures	—	543	543

Total interest expense	(622)	2,148	1,526

Change in net interest income	$(3,307)	$28,845	$25,538

Fiscal year ended December 31, 2013 compared with fiscal year ended December 31, 2012. The following table presents the distribution of average assets, liabilities and equity, as well as interest income and fees earned on average interest-earning assets and interest expense paid on average interest-bearing liabilities for our fiscal years ended December 31, 2013 and 2012:

	For the years ended December 31,
	2013			2012
(Dollars in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Earnings assets:
Cash and Fed funds sold	$44,996	$166	0.37%	$12,923	$52	0.40%
Investment securities:
Taxable	71,386	1,178	1.65%	47,455	1,008	2.12%
Tax-exempt	1,745	39	2.23%	—	—
FHLB & Fed Reserve Stock	1,678	47	2.80%	571	5	0.88%
Total Loans(1)	377,891	41,200	10.90%	199,336	25,887	12.99%

Total Earning Assets	497,696	42,630	8.57%	260,285	26,952	10.35%

Non-earning assets:
Cash due from banks	11,484			1,991
Premises and equipment	7,166			1,919
Investment security fair value adjustment	632			626
Goodwill and intangible assets	17,228			13,397
Other real estate owned	6,894			2,295
Bank-owned life insurance	6,084			—
Other non-earning assets	14,439			11,275
Allowance for loan losses	(2,677)			(1,579)

Total assets	$558,946			$290,209

Interest-bearing liabilities:
Deposits:
Interest-bearing Deposits	$44,116	$23	0.05%	$—	$—	0.00%
Individual retirement accounts	34,568	560	1.62%	28,222	555	1.97%
Money market	58,911	154	0.26%	27,439	167	0.61%
Savings deposits	14,925	7	0.05%	—	—	0.00%
Time deposits	221,538	2,760	1.25%	157,192	2,619	1.67%
Other brokered funds	12,586	56	0.44%	—	—	0.00%

Total Deposits	386,644	3,560	0.92%	212,853	3,341	1.57%
Short-term borrowings	12,297	17	0.14%	11,605	374	3.22%
Senior Secured Note	2,687	123	4.58%	—	—	0.00%
Junior Subordinated Debentures	5,158	247	4.79%	—	—	0.00%

Total interest-bearing liabilities	$406,786	$3,947	0.97%	$224,458	$3,715	1.66%

Noninterest-bearing liabilities and equity:
Noninterest-bearing demand deposits	34,659			8,395
Other liabilities	6,795			2,822
Noncontrolling interest	7,226			6,960
Common stockholders’ equity	98,864			43,790
Preferred stockholders’ equity	4,616			3,784
Total equity	110,706			54,534

Total liabilities and equity	$558,946			$290,209

Net interest income		$38,683			$23,237

Interest spread(2)			7.60%			8.69%

Net interest margin on a fully tax-equivalent basis(3)			7.77%			8.93%

1.	Balance totals include respective nonaccrual assets.
2.	Net interest spread is the yield on average interest-earning assets less the rate on interest-bearing liabilities.
3.	Net interest margin is the ratio of net interest income to average interest-earning assets.

We earned net interest income of $38.7 million for our year ended December 31, 2013, compared with $23.2 million for our year ended December 31, 2012, an increase of $15.5 million, or 67%. The increase in net interest income was driven by increases in average interest-earning assets, which was attributable both to the presence of the loans and other interest-earning assets acquired in the Triumph Community Bank acquisition in our portfolio for the last two and one-half months of 2013, as well as increases in our factored receivables, asset-based lending and equipment lending portfolios as we continued to execute on our growth strategy for such products. The average balance of our interest-earning assets was $497.7 million for our year ended December 31, 2013 compared to $260.3 million for year ended December 31, 2012, an increase of $237.4 million, or 91%.

The growth in net interest income attributable to increases in our average interest-earning assets was offset in part by a decrease in our net interest margin, as the Triumph Community Bank acquisition significantly changed the composition of both our asset and liability portfolio during the last two and one-half months of 2013. Net interest margin decreased to 7.77% for our year ended December 31, 2013 from 8.93% for our fiscal year ended December 31, 2012, a decrease of 116 basis points, or 13%.

The decline in our net interest margin resulted from a decrease in yields on our interest-bearing assets, driven by the same general factors impacting our average yields for the six-month periods ended June 30, 2014 and June 30, 2013. Specifically, the impact of the lower yielding assets acquired in the Triumph Community Bank acquisition for the last two and one-half months of 2013 more than offset the growth in our higher yielding factoring, asset-based lending and equipment lending product lines. Our average yield on earning assets decreased to 8.57% for our year ended December 31, 2013 from 10.35% for our year ended December 31, 2012, a decrease of 178 basis points, or 17%.

A component of the yield of our loan portfolio consists of discount accretion on the Triumph Savings Bank legacy portfolio acquired in connection with our original acquisition of Equity Bank in 2010 and the portfolio acquired in the Triumph Community Bank acquisition. The aggregate increased yield on our portfolio attributable to this discount accretion was 121 basis points for the year ended December 31, 2013 and 184 basis points for the year ended December 31, 2012. We anticipate that the contribution of this discount accretion to our overall yield will decline over time, but that any resulting decreases in aggregate yield on our loan portfolio will be offset in part by continued growth in our higher yielding specialized commercial finance product lines, increasing the percentage of our total loan portfolio represented by such assets.

The decreases in our net interest margin resulting from changes in the average yield in our loan portfolio discussed above were offset in part by a reduction in our average cost of funds as we realized the benefits of the lower rate structure of deposits present at Triumph Community Bank during the last two and one-half months of 2013. Our average cost of interest-bearing liabilities fell to 0.97% for our year ended December 31, 2013 from 1.66% for our year ended December 31, 2012, a decrease of 69 basis points, or 42%.

The following table shows the effects changes in average balances (volume) and average interest rates (rate) had on the interest earned in our interest-earning assets and the interest incurred on our interest-bearing liabilities for the years ended December 31, 2013 and 2012:

	For the twelve months ended December 31, 2013 vs. 2012
	Increase (Decrease) Due to:		Net Increase (Decrease)
(Dollars in thousands)	Rate	Volume
Interest-earning assets:
Cash and Fed funds sold	$(4)	$118	$114
Investment securities:
Taxable	(225)	395	170
Tax-exempt	—	39	39
FHLB & Fed Reserve Stock	11	31	42
Total Loans	(4,154)	19,467	15,313

Total interest income	(4,372)	20,050	15,678

Interest-bearing liabilities:
Interest-bearing Deposits	—	23	23
Individual Retirement Accounts	(98)	103	5
Money market	(95)	82	(13)
Savings deposits	—	7	7
Time deposits	(661)	802	141
Other brokered funds	—	56	56

Total Deposits	(854)	1,073	219
Short-term borrowings	(358)	1	(357)
Senior Secured Bank Stock Notes	—	123	123
Junior Subordinated Debentures	—	247	247

Total interest expense	(1,212)	1,444	232

Change in net interest income	$(3,160)	$18,606	$15,446

Provision for Loan Losses

The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan and lease losses at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date and that, in management’s judgment, is appropriate under GAAP. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity.

Under accounting standards for business combinations, acquired loans are recorded at fair value on the date of acquisition. This fair value adjustment eliminates any of the seller’s allowance for loan loss associated with such loans as of such date as any credit exposure associated with such loans is incorporated into the fair value adjustment. The fair value of the loan portfolio acquired in the Triumph Community Bank acquisition was $568.4 million (compared to an acquired unpaid balance of $592.6 million). A provision for loan losses will be recorded for the emergence of new probable and estimable losses on acquired loans after the acquisition date.

Our provision for loan losses was $2.7 million for the six months ended June 30, 2014 compared to $0.6 million for the six months ended June 30, 2013. This increased provision was due to increased allowance allocation for expected losses recorded on collectively evaluated loans originated during such period, as we experienced a greater volume of new loan origination for the six months ended June 30, 2014 compared to June 30, 2013, both as a result of growth in our commercial finance product lines and as a result of new loans originated in our Triumph Community Bank loan portfolio. We experienced net charge-offs of $64 thousand in the first six months of 2014 compared to net charge-offs of $97 thousand for the same period in 2013. Our ALLL was $6.3 million as of June 30, 2014 versus $3.6 million as of December 31, 2013.

The provision for loan losses was $3.4 million for the year ended December 31, 2013 compared to $1.7 million for the year ended December 31, 2012. Net charge-offs were $1.7 million in 2013 and $0.2 million in 2012. Our ALLL was $3.6 million as of December 31, 2013 versus $1.9 million as of December 31, 2012.

Noninterest Income

The following table presents the major categories of noninterest income for the six-month periods ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012:

	Six Months Ended June 30,			Years Ended December 31,
(Dollars in thousands)	2014	2013	% Change	2013	2012	% Change
Service charges on deposits	$1,613	$—	—	$733	$—	—
Card income	1,037	—	—	405	—	—
Net realized gains (losses) and valuation
adjustments on OREO	(329)	(20)	-1545.0%	154	1,379	-88.8%
Net gains on sale of loans	575	75	666.7%	846	132	540.9%
Fee income	819	510	60.6%	1,189	860	38.3%
Gain on bargain purchase	—	—	—	9,014	—	—
Other	1,527	208	634.1%	672	290	131.7%

Total noninterest income	$5,242	$773	578.1%	$13,013	$2,661	389.0%

Six months ended June 30, 2014 compared with six months ended June 30, 2013. We earned noninterest income of $5.2 million for the six months ended June 30, 2014, compared to $0.8 million for the six months ended June 30, 2013, an increase of $4.4 million, or 578%.

This increase was due primarily to noninterest income earned with respect to new products and services added as part of the Triumph Community Bank acquisition, including service charges on deposit accounts, card income, net gains on sale of residential mortgages originated for sale, other miscellaneous fees and income earned by Triumph Community Bank associated with its trust activities, and bank-owned life insurance, as well as check cashing and wire transfer fees. Service charges on deposit accounts, including overdraft and non-sufficient fund fees, increased from zero for the period ended June 30, 2013 to $1.6 million for the six months ended June 30, 2014. Income from credit and debit card accounts increased from zero for the period ended June 30, 2013 to $1.0 million for the period ended June 30, 2014. Gains realized from the sale of residential mortgages were $0.6 million for the period ending June 30, 2014. Other income increased from $0.2 million for the six-month period ended June 30, 2013 to $1.5 million for the six-month period ended June 30, 2014, primarily due to new income for check cashing and wire transfer fees at Triumph Community Bank retail branches being reflected in this category, as well as income associated with Triumph Community Bank’s trust activities and bank-owned life insurance acquired as part of the Triumph Community Bank acquisition.

Fee income, comprised primarily of fees and services charges earned from services provided to our factoring clients, increased 61% due to the growth experienced in our factored accounts receivable portfolio.

Fiscal year ended December 31, 2013 compared with fiscal year ended December 31, 2012. We earned noninterest income of $13.0 million for our fiscal year ended December 31, 2013 compared to $2.7 million for our fiscal year ended December 31, 2012, an increase of $10.3 million. The increase was primarily due to $9.0 million of bargain purchase gain we recorded in connection with the Triumph Community Bank acquisition (see Note 2—“Business Combinations,” of the Notes to Consolidated Financial Statements included elsewhere in this prospectus).

Removing the bargain purchase gain, we earned noninterest income of $4.0 million for our fiscal year ended December 31, 2013 compared to $2.7 million for our fiscal year ended December 31, 2012, an increase of $1.3 million or 48%. This increase was largely due to noninterest income earned with respect to new products and services added as part of the Triumph Community Bank acquisition during the last two and one-half months of 2013, including transactional deposit account fees and charges, debit and credit card fee revenue and wire transfer and check cashing fee income.

Service charges on deposit accounts, including overdraft and non-sufficient fund fees, increased from zero for our fiscal year ended December 31, 2012 to $0.7 million for our fiscal year ended December 31, 2013. Income from credit and debit card accounts increased from zero for our fiscal year ended December 31, 2012 to $0.4 million for our fiscal year ended December 31, 2013. Other income increased from $0.3 million for our fiscal year ended December 31, 2012 to $0.7 million for our fiscal year ended December 31, 2013, primarily due to new income for check cashing and wire transfer fees at Triumph Community Bank retail branches being reflected in this category, as well as income associated with Triumph Community Bank’s trust activities and bank-owned life insurance acquired as part of the Triumph Community Bank acquisition.

Noninterest Expense

The following table presents the major categories of noninterest expense for the six-month periods ended June 30, 2014 and 2013 and for the fiscal years ended December 31, 2013 and 2012:

	Six Months Ended June 30,			Years Ended December 31,
(Dollars in thousands)	2014	2013	% Change	2013	2012	% Change
Salaries and employee benefits	$18,347	$7,875	133.0%	$20,737	$11,739	76.7%
Occupancy, furniture and equipment	2,628	858	206.3%	2,465	1,308	88.5%
Bank acquisition related expenses	—	468	—	1,521	52	2825.0%
Communications and technology	1,834	428	328.5%	1,412	546	158.6%
Professional fees	1,385	228	507.5%	1,003	1,120	-10.4%
Advertising and promotion	909	286	217.8%	682	621	9.8%
Amortization of intangible asset	1,451	—	—	620	948	-34.6%
FDIC insurance	541	137	294.9%	499	241	107.1%
Carrying costs for OREO	231	153	51.0%	233	240	-2.9%
Other	3,730	1,085	243.8%	3,552	1,664	113.5%

Total noninterest expense	$31,056	$11,518	169.6%	$32,724	$18,479	77.1%

Six months ended June 30, 2014 compared with six months ended June 30, 2013. Noninterest expense totaled $31.1 million for the six months ended June 30, 2014 compared to $11.5 million for the six months ended June 30, 2013, an increase of $19.6 million, or 170%. This increase is attributable both to the costs of the significant personnel, facilities and infrastructure acquired in the Triumph Community Bank acquisition, as well as continuing investments made in personnel and infrastructure to support growth in organically generated product lines and other strategic initiatives.

•	Salaries and Employee Benefits. Salaries and employee benefits expenses have historically been our largest category of noninterest expense. Salaries and employee benefits expenses were $18.3 million for the six months ended June 30, 2014 compared to $7.9 million for the six months ended June 30, 2013, an increase of $10.4 million, or 133%. This increase is primarily attributable to a significant increase in the total size of our workforce between these periods. Our full-time equivalent employees totaled 463.0 and 134.5 at June 30, 2014 and 2013, respectively. Sources of this increased headcount include employees hired as part of the Triumph Community Bank acquisition (approximately 290 additional full-time equivalent employees), as well as additional employees hired to support growth in our commercial finance product lines and other strategic initiatives, including the establishment of our asset management business. Other factors contributing to this increase include merit increases for existing employees, higher health insurance benefit costs, incentive compensation and 401(k) expense.

•	Occupancy, Furniture and Equipment. Occupancy, furniture and equipment expenses were $2.6 million for the six months ended June 30, 2014 compared to $0.9 million for the six months ended June 30, 2013, an increase of $1.7 million, or 206%. This increase is primarily attributable to the cost of the retail branches acquired in the Triumph Community Bank acquisition including utilities, rent, depreciation and other occupancy expenses.

•	Communications and Technology. Communications and technology expenses were $1.8 million for the six months ended June 30, 2014 compared to $0.4 million for the six months ended June 30, 2013, an increase of $1.4 million, or 329%. This increase is attributed both to the communications and technology expense associated with our larger workforce generally and additional hardware and software expenses acquired as part of the Triumph Community Bank acquisition.

•	Additional Items of Noninterest Expense. Increases experienced in other noninterest expense items in the first six months of 2014 versus the first six months of 2013 are largely attributable to the impact of incurring the routine expenses of Triumph Community Bank which was acquired in October 2013, and the amortization expense incurred for the core deposit intangible acquired in that acquisition. Professional fees were $1.4 million for the six months ended June 30, 2014 compared to $0.2 million for the six months ended June 30, 2013, an increase of $1.2 million. Advertising and promotion expenses increased $0.6 million for the six months ended June 30, 2014 compared to the six months ended June 30, 2013. Amortization of core deposit intangible assets was $1.5 million for the six months ended June 30, 2014 compared to zero for the six months ended June 30, 2013. Increases in other expenses, loan-related expenses, utilities, postage and subscription expenses totaling $2.6 million for the six months ended June 30, 2014, are largely attributable to the impact of the Triumph Community Bank acquisition, and continued growth in our commercial finance products.

Fiscal year ended December 31, 2013 compared with fiscal year ended December 31, 2012. Noninterest expense totaled $32.7 million for our fiscal year ended December 31, 2013 compared to $18.5 million for our fiscal year ended December 31, 2012, an increase of $14.2 million, or 77%. This increase is attributable both to the costs of the significant personnel, facilities and infrastructure acquired in the Triumph Community Bank acquisition for the last two and one-half months of 2013, as well as continued investments we made in personnel and infrastructure to support growth in our commercial finance product lines and other strategic initiatives over the course of the fiscal year. Noninterest expense for our fiscal year ended December 31, 2013 and 2012 also included $1.5 million and $0.1 million of direct merger and integration costs related to the Triumph Community Bank acquisition, respectively. Excluding these direct merger and integration costs, noninterest expense increased $12.8 million or 69% in 2013 compared to 2012.

•	Salaries and Employee Benefits. Salaries and employee benefits expenses have historically been our largest category of noninterest expense. Salaries and employee benefits expenses were $20.7 million for our fiscal year ended December 31, 2013 compared to $11.7 million for our fiscal year ended December 31, 2012, an increase of $9.0 million, or 77%. This increase is primarily attributable to a significant increase in the total size of our workforce between the periods. Our full-time equivalent employees totaled 427.0 and 108.5 at December 31, 2013 and 2012, respectively. Sources of this increased headcount include employees hired as part of the Triumph Community Bank acquisition (approximately 290 additional full-time equivalent employees), as well as additional employees hired to support growth in our commercial finance product lines and other strategic initiatives, including the establishment of our asset management business. Other factors contributing to this increase include merit increases for existing employees, higher health insurance benefit costs, incentive compensation and 401(k) expense.

•

Occupancy, Furniture and Equipment. Occupancy, furniture and equipment expense was $2.5 million for our fiscal year ended December 31, 2013 compared to $1.3 million for our fiscal year ended December 31, 2012, an increase of $1.2 million, or 88.5%. This increase was primarily attributable to a an additional $0.6 million of occupancy expenses related to the operation of Triumph Community Bank’s offices and retail branch network for the last two and one-half months of 2013 and a $0.3 million increase attributable to a full year of lease expense cost for Triumph’s corporate headquarters, which moved to a larger facility in June 2012.

•	Communications and Technology. Communications and technology expenses were $1.4 million for our year ended December 31, 2013, compared to $0.5 million for our year ended December 31, 2012, an increase of $0.9 million, or 159%. This increase is attributed both to the communication and technology expense associated with our larger workforce generally and additional hardware and software expenses for the last two and one-half months of 2013 acquired as part of the Triumph Community Bank acquisition.

•	Amortization of Intangible Assets. Amortization of intangible assets decreased $0.3 million for our year ended December 31, 2013 compared to our year ended December 31, 2012. In 2013, we amortized $0.6 million of the core deposit intangibles acquired in the Triumph Community Bank acquisition. During the year ended December 31, 2012, we fully amortized the $0.9 million of the intangible asset representing customer relationships acquired in the Triumph Business Capital acquisition in January 2012.

•	Other. Other expenses, including loan-related expenses, utilities, postage and subscription expenses, were $3.6 million for our fiscal year ended December 31, 2013 compared to $1.7 million for our fiscal year ended December 31, 2012, an increase of $1.9 million, or 117%. Our other expenses increased as a result of the impact of the Triumph Community Bank acquisition for the last two and one-half months of 2013.

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the effect of changes in valuation allowances maintained against deferred tax benefits. Income tax expense for the six months ended June 30, 2014 was $3.5 million compared to $0.5 million for the six months ended June 30, 2013. The effective tax rate for the six months ended June 30, 2014 was 35% and was 26% for the six months ended June 30, 2013. The effective tax rate for the period ended June 30, 2013 was lowered by permanent differences attributable to the tax treatment of the initial distributions made to our Triumph Commercial Finance Class B security holders included in noncontrolling interest. Income tax expense for our fiscal year ended December 31, 2013 was $2.1 million compared to $5.4 million benefit for the year ended December 31, 2012. During the period ended December 31, 2013, the effective tax rate was 13.7% which reflects the increase in nontaxable income attributed to the $9.0 million bargain purchase gain associated with the Triumph Community Bank acquisition. The Triumph Community Bank acquisition included $28.4 million of bank-owned life insurance. The periodic increases in cash surrender value of those policies are tax-exempt and therefore contribute to a larger permanent difference between book income and taxable income. Triumph Community Bank is subject to income tax in the States of Illinois, Iowa, Wisconsin and Florida. During the year ended December 31, 2012, we removed the $7.4 million valuation allowance that had previously reduced the carrying amount of the deferred tax asset to zero, as it was more likely than not that we would realize this asset in future years. This adjustment resulted in an income tax benefit of $5.4 million in 2012, and accounts for the variance from the statutory rate.

See Note 13 of the Consolidated Financial Statements included elsewhere in this prospectus for further information regarding income taxes.

Operating Segment Results

Our reportable segments are Factoring, Banking and Corporate. As discussed in Note 23 of the Consolidated Financial Statements included elsewhere in this prospectus, our reportable segments have been determined based upon their business processes and economic characteristics. This determination also gave consideration to the structure and management of various product lines. The factoring segment includes the operations of Triumph Business Capital since its acquisition on January 13, 2012 with revenue derived from factoring services. The banking segment includes the operations of Triumph Savings Bank, and since October 15, 2013 includes the operations of Triumph Community Bank. Our banking segment derives its revenue principally from investments in interest-earning assets as well as noninterest income typical for the banking industry. The banking segment also includes certain factored receivables which are purchased by Triumph Savings Bank under its Triumph Commercial Finance brand as opposed to at Triumph Business Capital. Corporate includes holding company financing and investment activities, management and administrative expenses to support the overall operations of the Company, and the operations of Triumph Capital Advisors.

Our segment financial information was compiled utilizing the accounting policies described in Note 1, “Summary of Significant Accounting Policies,” and Note 23, “Business Segment Information,” of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. As a result, reported segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Furthermore, changes in management structure or allocation methodologies and procedures may result in future changes to previously reported segment financial data. Transactions between segments consist primarily of borrowed funds.  Intersegment interest expense is allocated to the factoring segment based on the Company’s prime rate. The provision for loan loss is allocated based on the segment’s ALLL determination which considers the effects of charge-offs. Noninterest income and expense directly attributable to a segment are assigned to it. Taxes are paid on a consolidated basis and are not allocated for segment purposes.  Certain factored receivables not originated through Triumph Business Capital are included in the Banking segment (see above).

Six months ended June 30, 2014 compared with six months ended June 30, 2013. The following tables present our primary operating results for our operating segments for the six-month periods ended June 30, 2014 and 2013, respectively.

Six Months Ended June 30, 2014	Factoring	Banking	Corporate	Consolidated TBI
(Dollars in thousands)
Total interest income	$11,742	$30,063	$26	$41,831
Intersegment interest allocations	(1,272)	1,272	—	—
Total interest expense	—	2,278	818	3,096

Net interest income (expense)	10,470	29,057	(792)	38,735
Provision for loan losses	902	1,770	—	2,672

Net interest income after provision	9,568	27,287	(792)	36,063
Noninterest income	787	3,911	544	5,242
Noninterest expense	6,445	21,890	2,721	31,056

Operating income (loss)	$3,910	$9,308	$(2,969)	$10,249

Total assets	$159,246	$1,223,317	$24,509	$1,407,072
Gross loans	$146,370	$793,147	$—	$939,517

Six Months Ended June 30, 2013	Factoring	Banking	Corporate	Consolidated TBI
(Dollars in thousands)
Total interest income	$7,677	$7,085	$5	$14,767
Intersegment interest allocations	(931)	931	—	—
Total interest expense	1	1,569	—	1,570

Net interest income	6,745	6,447	5	13,197
Provision for loan losses	291	330	—	621

Net interest income after provision	6,454	6,117	5	12,576
Noninterest income	568	183	22	773
Intersegment expense allocations	86	(86)	—	—
Noninterest expense	4,507	5,806	1,205	11,518

Operating income (loss)	$2,429	$580	$(1,178)	$1,831

Total assets	$103,201	$246,006	$33,181	$382,388
Gross loans	$92,612	$176,175	$—	$268,787

Factoring. Our factoring segment’s operating income for the six months ended June 30, 2014 was $3.9 million, compared with $2.4 million for the six months ended June 30, 2013, an increase of $1.5 million, or 63%. This increase was due to growth in interest and noninterest income as gross loans or factored receivables in our factoring segment grew from $92.6 million as of June 30, 2013 to $146.4 million as of June 30, 2014. Growth experienced in our factoring portfolio resulted from increased marketing efforts and growth initiatives during 2013 and 2014 as well as favorable economic conditions driving increased activity generally in the transportation sector. This increase in income from the growth in our portfolio more than offset the increased variable expenses associated with this growth, mostly personnel costs required to service our larger portfolio. Net interest income was $10.5 million for the six months ended June 30, 2014 compared to $6.7 million for the six months ended June 30, 2013, an increase of 57%, driven by growth in our portfolio which more than offset the increased intersegment interest allocation attributable to this growth. Noninterest expense was $6.4 million for the six months ended June 30, 2014 compared with $4.5 million for the six months ended June 30, 2013, driven primarily by increased personnel costs incurred in connection with growth in our factoring portfolio. Our provision for loan losses was $0.9 million for the six months ended June 30, 2014 compared with $0.3 million for the six months ended June 30, 2013.

Banking. Our banking segment’s operating income totaled $9.3 million for the six months ended June 30, 2014 compared to $0.6 million for the six months ended June 30, 2013. This increase was due primarily to increases in interest income and noninterest income attributable the Triumph Community Bank acquisition, as well as growth in the asset-based loans and equipment loans originated under our Triumph Commercial Finance brand, which had just commenced de novo operations during the second half of 2012. These increases more than offset the increased operating expenses in personnel, facilities and infrastructure incurred in connection with the Triumph Community Bank acquisition and to support the growth in our asset-based lending and equipment lending. Net interest income was $29.1 million for the six months ended June 30, 2014, compared to $6.4 million for the six months ended June 30, 2013, an increase of $22.7 million, or 355%, reflecting both the interest income from the loan portfolio acquired in the Triumph Community Bank acquisition and growth in the asset-based loans and equipment loans originated under our Triumph Commercial Finance brand as discussed above, offset in part by increases in our interest expense associated with the larger total pool of interest-bearing liabilities acquired as part of the Triumph Community Bank acquisition. Growth in these interest-bearing liabilities was mitigated in part by changes in our liability mix as a result for the Triumph Community Bank acquisition, which lowered our overall cost of funds. Noninterest income was $3.9 million for the six months ended June 30, 2014 compared to $0.2 million for the six months ended June 30, 2013. This increase was due primarily to income from the fee-generating transaction products and services acquired as part of the Triumph Community Bank acquisition, most notably service charges and card fees. Noninterest expense was $21.9 million for the six months ended June 30, 2014, compared with $5.8 million for the six months ended June 30, 2013, an increase of $16.1 million, driven primarily by increased expenses in personnel, facilities and infrastructure incurred in connection with the Triumph Community Bank acquisition, as well as increased costs incurred in connection with the growth of our asset-based lending and equipment lending. Our provision for loan losses was $1.8 million for the period ended June 30, 2014 compared with $0.3 million for the period ended June 30, 2013. This increased provision was due to increased allowance allocation for incurred losses recorded on collectively evaluated loans originated during such period, as we experienced a greater volume of new loan origination for the six months ended June 30, 2014 compared to June 30, 2013, both as a result of growth in our commercial finance product lines and as a result of new loans originated in our Triumph Community Bank loan portfolio.

Corporate. The Corporate segment’s operating loss totaled $3.0 million for the six months ended June 30, 2014, compared with $1.2 million for the six months ended June 30, 2013. Included in this result is an increase in interest expense of $0.8 million for the six months ended June 30, 2014 related to the junior subordinated debentures issued by NBI, which we acquired as part of the Triumph Community Bank acquisition, and the senior secured bank loan entered into in connection with the Triumph Community Bank acquisition. Also, included is an increase of $1.5 million in noninterest expenses for the six months ended June 30, 2014, related primarily to increases in management and administrative expenses at the holding company level not attributable to an operating segment, as well as increases in personnel and operating expenses related to the company’s asset management operations. These items were offset in part by increases in noninterest income of $0.5 million, related primarily to income recognized on a short-term investment by the Company in the CLO warehouse vehicles established by Triumph Capital Advisors, the Company’s wholly owned subsidiary, in connection with the completed and anticipated offerings of its CLO vehicles.

Fiscal year ended December 31, 2013 compared with fiscal year end December 31, 2012. The following tables present our primary operating results for our operating segments for our fiscal years ended December 31, 2013 and 2012, respectively.

Year Ended December 31, 2013	Factoring	Banking	Corporate	Consolidated TBI
(Dollars in thousands)
Total interest income	$17,388	$25,184	$58	$42,630
Intersegment interest allocations	(2,155)	2,155	—	—
Total interest expense (expense)	1	3,577	369	3,947

Net interest income	15,232	23,762	(311)	38,683
Provision for loan losses	881	2,531	—	3,412

Net interest income after provision	14,351	21,231	(311)	35,271
Noninterest income	1,042	2,674	283	3,999
Gain on bargain purchase	—	—	9,014	9,014
Intercompany expense allocations	104	(104)	—	—
Noninterest expense	9,938	18,191	4,595	32,724

Operating income	$5,351	$5,818	$4,391	$15,560

Total assets	$122,279	$1,129,962	$35,998	$1,288,239
Gross loans	$108,954	$772,145	$—	$881,099

Year Ended December 31, 2012	Factoring	Banking	Corporate	Consolidated TBI
(Dollars in thousands)
Total interest income	$14,434	$12,518	$—	$26,952
Intersegment interest allocations	(1,596)	1,596	—	—
Total interest expense	360	3,355	—	3,715

Net interest income	12,478	10,759	—	23,237
Provision for loan losses	1,334	405	—	1,739

Net interest income after provision	11,144	10,354	—	21,498
Noninterest income	967	1,687	7	2,661
Intercompany expense allocations	201	(201)	—	—
Noninterest expenses	8,511	9,548	420	18,479

Operating income (loss)	$3,399	$2,694	$(413)	$5,680

Total assets	$85,974	$215,225	$263	$301,462
Gross loans	$72,073	$139,176	$—	$211,249

Factoring. Our factoring segment’s operating income for our fiscal year ended December 31, 2013 was $5.4 million, compared with $3.4 million for our fiscal year ended December 31, 2012, an increase of $2.0 million, or 59%. This increase was due to growth in interest and noninterest income as gross loans in our factoring segment grew from $72.1 million as of December 31, 2012 to $109.0 million as of December 31, 2013. Growth experienced in our factoring portfolio resulted from execution on our growth strategy for such product, increased marketing efforts and initiatives during 2013 as well as favorable economic conditions driving increased activity generally in the transportation sector. This increase in income from the growth in our portfolio more than offset the increased variable expenses associated with this growth, mostly personnel costs required to service our larger portfolio. Net interest income was $15.2 million for our fiscal year ended December 31, 2013, compared to $12.5 million for our fiscal year ended December 31, 2012, an increase of 22%, driven by growth in our portfolio which more than offset the increased intersegment interest allocation attributable to this growth. Noninterest expense was $9.9 million for our fiscal year ended December 31, 2013, compared with $8.5 million for our fiscal year ended December 31, 2012, an increase of $1.4 million, or 16%, driven primarily by increased personnel costs incurred in connection with growth in our factoring portfolio. Our provision for loan losses was $0.9 million for our fiscal year ended December 31, 2013, compared with $1.3 million for our fiscal year ended December 31, 2012. The larger provision expense in 2012 is largely attributable to application of business combination accounting to the acquisition of Triumph Business Capital in early 2012. The purchased accounts receivable were recorded at fair value at the date of acquisition without carryover of the seller’s ALLL. We subsequently established an appropriate ALLL on new receivables purchased by recording a provision for loan losses. Due to the rapid turnover of this receivables portfolio, the result was a large provision expense being recorded. Provision expense recognized since that time has been at more normalized levels driven primarily by portfolio growth.

Banking. Our banking segment’s operating income totaled $5.8 million for our fiscal year ended December 31, 2013 compared to $2.7 million for our fiscal year ended December 31, 2012. This increase was due both to increases in interest income and noninterest income attributable to the Triumph Community Bank acquisition for the last two and one-half months of 2013, as well as growth in the asset-based loans and equipment loans originated under our Triumph Commercial Finance brand experienced during 2013 as we continued to execute on our growth strategy for such products. These increases more than offset the increased operating expenses in personnel, facilities and infrastructure incurred in connection with the Triumph Community Bank acquisition for the last two and one-half months of 2013, as well as increased costs and expenses incurred to support the growth in our asset-based lending and equipment lending operations. Net interest income was $23.8 million for our fiscal year ended December 31, 2013, compared to $10.8 million for our fiscal year ended December 31, 2012, an increase of $13.0 million, or 120%, reflecting both the interest income from the loan portfolio acquired in the Triumph Community Bank acquisition for the last two and one-half months of 2013 as well as growth in the asset-based loans and equipment loans originated under our Triumph Commercial Finance brand as discussed above. Interest income was offset in part by increases in our interest expense associated with the larger total pool of interest-bearing liabilities acquired as part of the Triumph Community Bank acquisition for the last two and one-half months of 2013; however, this increase was largely offset by changes in our liability mix as a result of the Triumph Community Bank acquisition, which lowered our overall cost of funds. Noninterest income was $2.7 million for our fiscal year ended December 31, 2013 compared to $1.7 million for our fiscal year ended December 31, 2012, attributable primarily to the addition of fee-generating products and services acquired as part of the Triumph Community Bank acquisition, most notably, service charges and card fees, for the last two and one-half months of 2013. Noninterest expense was $18.2 million for our fiscal year ended December 31, 2013, compared with $9.5 million for our fiscal year ended December 31, 2012, an increase of $8.7 million, driven both by increased expenses in personnel, facilities and infrastructure incurred in connection with the Triumph Community Bank acquisition for the last two and one-half months of 2013 as well as increased costs incurred in connection with the growth of our asset-based lending and equipment lending. Our provision for loan losses was $2.5 million for our fiscal year ended December 31, 2013, compared with $0.4 million for our fiscal year ended December 31, 2012, driven primarily by growth in our equipment lending product lines.

Corporate. The Corporate segment’s operating income totaled $4.4 million for our fiscal year ended December 31, 2013, compared with $(0.4) million for our fiscal year ended December 31, 2012. This result includes $9.0 million of bargain purchase gain recorded in connection with the Triumph Community Bank acquisition. Excluding this bargain purchase gain, operating loss totaled $4.6 million for our fiscal year ended December 31, 2013. Included in this result is an increase in interest expense of $0.4 million in our fiscal year ended December 31, 2013 related to the junior subordinated debentures assumed and the senior secured bank loan entered into in connection with the Triumph Community Bank acquisition for the last two and one-half months of 2013, and an increase of $4.2 million in operating expenses for our fiscal year ended December 31, 2013, related primarily to increases in management and administrative expenses at the holding company level not attributable to the banking and factoring operating segments, as well as increases in personnel and operating expenses related to the company’s asset management operations. These items were offset in part by other income of $0.3 million, related primarily to income recognized on a short-term investment by the Company in the CLO warehouse vehicle established by Triumph Capital Advisors, the Company’s wholly owned subsidiary, in connection with the anticipated offering of its first CLO vehicle.

Financial Condition

Assets

Total assets were $1.4 billion at June 30, 2014, compared to $1.3 billion at December 31, 2013, an increase of $100 million due primarily to increases in our commercial finance loan products, including $45.8 million of healthcare asset-based loans associated with our acquisition of Triumph Healthcare Finance in June 2014.

Total assets were $1.3 billion at December 31, 2013, an increase of $998.5 million over $301.5 million at December 31, 2012, principally due to the Triumph Community Bank acquisition, which added approximately $936.7 million in assets at the date of acquisition, as well as growth in our commercial finance product lines during 2013.

Loan Portfolio

Loans held for investment were $939.5 million at June 30, 2014, compared with $880.9 million at December 31, 2013. This increase was primarily due to $45.8 million of healthcare asset-based loans associated with our acquisition of Triumph Healthcare Finance in June 2014 and continued growth in our commercial loans and factored receivables, offset by the classification of $78.1 million of loans included in branch assets held for sale due to our agreement to sell our Pewaukee, Wisconsin branch (see “Recent Developments”).

Our loans held for investment outstanding of $880.9 million at December 31, 2013 represented an increase of $669.7 million from our loans held for investment outstanding at December 31, 2012 of $211.2 million. This increase was due both to the $568.4 million in fair value of loans acquired in connection with the Triumph Community Bank acquisition, as well as organic growth, primarily with respect to factored receivables as well as the asset-based loans and equipment loans that make up a portion of our commercial loan portfolio.

We offer a broad range of lending and credit products. Within our Triumph Community Bank subsidiary, we offer a full range of lending products, including commercial real estate, construction and development, residential real estate, general commercial, farmland and consumer loans, focused on our community banking markets in Iowa and Illinois. We also originate a variety of commercial finance products offered on a nationwide basis. These products include our factored receivables, the asset-based loans and equipment loans originated by Triumph Savings Bank under our Triumph Commercial Finance brand, and the healthcare asset-based loans originated by Triumph Community Bank under our Triumph Healthcare Finance brand. In addition, our Triumph Savings Bank subsidiary originates a variety of additional loans, including mortgage warehouse loans and other commercial and commercial real estate loans and maintains a portfolio of loans acquired in connection with our acquisition of Equity Bank in 2010. See “Business—Lending and Factoring Activities” for further information about the types of loans we offer.

The following table shows our loan portfolio by portfolio segments as of June 30, 2014 and December 31 for each of the past two years:

	June 30,		December 31,
(Dollars in thousands)	2014	% of Total	2013	% of Total	2012	% of Total
Real estate:
Commercial real estate	$264,730	28%	$331,271	38%	$104,271	49%
Construction, land development, land	43,040	5%	37,626	4%	3,964	2%
1-4 family residential properties	81,187	9%	91,301	10%	4,084	2%
Farmland	19,644	2%	20,294	2%	786	0%

Total real estate	408,601	44%	480,492	54%	113,105	53%

Commercial	328,361	35%	255,655	29%	22,425	11%
Factored receivables	156,272	17%	117,370	13%	75,719	36%
Consumer	13,525	1%	13,878	2%	—	0%
Mortgage warehouse	32,359	3%	13,513	2%	—	0%

Total Loans	$939,118	100%	$880,908	100%	$211,249	100%

Commercial Real Estate Loans. Our commercial real estate loans were $264.7 million at June 30, 2014, a decrease of $66.6 million from $331.3 million at December 31, 2013, due primarily to the classification of $42.1 million of these loans as branch assets held for sale in connection with our agreement to sell the Pewaukee, Wisconsin branch. The remainder of the decrease was driven by several large paydowns that offset new loan activity for the period. Our commercial real estate loans of $331.3 million at December 31, 2013 increased $227.0 million from $104.3 million at December 31, 2012, primarily as a result of the loans acquired as part of the Triumph Community Bank acquisition.

Construction and Development Loans. Our construction and development loans were $43.0 million at June 30, 2014, an increase of $5.4 million from $37.6 million at December 31, 2013, due primarily to growth from continued strength of this category in our markets, offset by the classification of $6.8 million of these loans as branch assets available for sale in connection with our agreement to sell our Pewaukee, Wisconsin branch. Our construction and development loans of $37.6 million at December 31, 2013 increased $33.6 million from $4.0 million at December 31, 2012, primarily as a result of the loans acquired as part of the Triumph Community Bank acquisition.

Residential Real Estate Loans. Our one-to-four family residential loans were $81.2 million at June 30, 2014, a decrease of $10.1 million from $91.3 million at December 31, 2013, due primarily to the classification of $11.0 million of these loans as branch assets available for sale in connection with our agreement to sell our Pewaukee, Wisconsin branch. Our residential real estate loans of $91.3 million at December 31, 2013 increased $87.2 million from $4.1 million at December 31, 2012, primarily as a result of the loans acquired as part of the Triumph Community Bank acquisition.

Commercial Loans. Our commercial loans held for investment were $328.4 million at June 30, 2014, an increase of $72.7 million from $255.7 million at December 31, 2013. This increase was driven by $45.8 million of healthcare asset-based loans associated with our acquisition of Triumph Healthcare Finance in June 2014 as well as continued growth in the asset-based loans and equipment loans originated under our Triumph Commercial Finance brand as we continue to execute on our growth strategy for such products. These asset-based loans and equipment loans originated under our Triumph Commercial Finance brand totaled $119.9 million in aggregate as of June 30, 2014 compared to $77.4 million in aggregate as of December 31, 2013. The increases in these product lines were offset in part by the classification of $18.2 million of commercial loans as branch assets available for sale in connection with our agreement to sell our Pewaukee, Wisconsin branch.

Our commercial loans of $255.7 million at December 31, 2013 increased $233.3 million from $22.4 million at December 31, 2012, primarily as a result of the loans acquired in the Triumph Community Bank acquisition.

We acquired non-PCI commercial loans totaling $164.9 million in the Triumph Community Bank acquisition on October 15, 2013. These loans included general commercial and industrial loans, equipment loans, asset-based loans, and assignments of syndicated national credits. These loans augmented our existing commercial loans at the time of acquisition, which consisted of the asset-based loans and equipment loans originated under our Triumph Commercial Finance brand, additional commercial loans originated by us at Triumph Savings Bank, and legacy commercial loans acquired by us in the Equity Bank transaction in 2010.

In addition to the growth in our commercial loan portfolio attributable to the loans acquired in the Triumph Community Bank acquisition, we also experienced significant organic growth in our commercial loan portfolio, particularly with respect to the asset-based loans and equipment loans originated under our Triumph Commercial Finance brand, as we grew these businesses from de novo startup operations. These loans were $77.4 million in aggregate as of December 31, 2013 compared to $6.1 million in aggregate as of December 31, 2012.

Factored Receivables. Our factored receivables were $156.3 million at June 30, 2014, an increase of $38.9 million from $117.4 million at December 31, 2013. Our factored receivables of $117.4 million at December 31, 2013 increased $41.7 million, or from $75.7 million at December 31, 2012. The growth across all periods was primarily due to execution of growth strategy and continued strength in our target markets, particularly in the transportation sector.

Other Loans. Our portfolio also includes real estate loans secured by farmland, consumer loans and mortgage warehouse loans. All of these categories of loans in the aggregate were less than 10% of our total loan portfolio as of June 30, 2014, December 31, 2013 and December 31, 2012.

The following tables set forth the contractual maturities, including scheduled principal repayments, of our loan portfolio and the distribution between fixed and floating interest rate loans as of June 30, 2014 and December 31, 2013.

	June 30, 2014
(Dollars In thousands)	One Year or Less	After One but within Five Years	After Five Years	Total
Commercial real estate	$65,076	$168,259	$31,395	$264,730
Construction, land development, land	21,706	15,430	5,904	43,040
1-4 family residential properties	17,394	30,399	33,394	81,187
Farmland	2,578	11,673	5,393	19,644

Commercial	118,109	193,090	17,162	328,361
Factored receivables	156,272	—	—	156,272
Consumer	4,348	7,519	1,658	13,525
Mortgage warehouse	32,359	—	—	32,359

	$417,842	$426,370	$94,906	$939,118

Sensitivity of loans to changes in interest rates:

Predetermined (fixed) interest rates		$284,061	$23,836
Floating interest rates		142,309	71,070

Total		$426,370	$94,906

	December 31, 2013
(Dollars In thousands)	One Year or Less	After One but within Five Years	After Five Years	Total
Commercial real estate	$61,607	$219,100	$50,564	$331,271
Construction, land development, land	17,862	15,729	4,035	37,626
1-4 family residential properties	19,779	32,358	39,164	91,301
Farmland	1,640	12,881	5,773	20,294

Commercial	108,131	129,517	18,007	255,655
Factored receivables	117,370	—	—	117,370
Consumer	3,928	7,848	2,102	13,878
Mortgage warehouse	13,513	—	—	13,513

	$343,830	$417,433	$119,645	$880,908

Sensitivity of loans to changes in interest rates:

Predetermined (fixed) interest rates		$302,355	$37,691
Floating interest rates		115,078	81,954

Total		$417,433	$119,645

As of June 30, 2014, most of the Company’s non-factoring business activity is with customers located within certain states. The states of Illinois (36%), Iowa (16%) and Texas (20%) make up (72%) of the Company’s gross loans excluding factored receivables. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economies in these states.

Further, a significant majority (94%) of our factored receivables, representing approximately 16% of our total loan portfolio as of June 30, 2014, are receivables purchased from trucking fleets and owner-operators in the transportation industry. Although such concentration may cause our future interest income with respect to our factoring operations to be correlated with demand for the transportation industry in the United States generally, and small-to-mid-sized operators in such industry specifically, we feel the credit risk with respect to our outstanding portfolio is appropriately mitigated as we limit the amount of receivables acquired from individual debtors thereby achieving diversification across a number of companies and industries.

In addition, large credit relationships greater than $10 million represent 33% of the Company’s gross loans while credit relationships between $5 million and $10 million represent 19% of the Company’s gross loans. There are no significant concentrations of these loans to any one industry.

As of June 30, 2014, loans to our ten largest individual borrowers ranged from $13.0 million to $27.0 million (including unfunded commitments) and comprised 15.7% of our total loans (including unfunded commitments).

Nonperforming Assets

We have established procedures to assist us in maintaining the overall quality of our loan portfolio. In addition, we have adopted underwriting guidelines to be followed by our lending officers and require significant senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, we rigorously monitor them for any negative or adverse trends. Our loan review procedures include approval of lending policies and underwriting guidelines by the board of directors of our bank subsidiaries, independent loan review, approval of large credit relationships by our bank subsidiaries’ Management Loan Committees and loan quality documentation procedures. We, like other financial institutions, are subject to the risk that our loan portfolio will be subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

The accrual of interest income on non-PCI loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection, or at an earlier date if full collection of interest or principal becomes doubtful. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued when a loan is placed on nonaccrual is reversed from interest income. Interest received on these loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The accretion of interest income on PCI loans is discontinued if the estimation of the timing and amount of cash flows expected to be collected involves a high degree of uncertainty and cannot be reasonably projected. Such PCI loans are considered nonaccrual and included in our nonaccrual loan totals. PCI loans for which the timing and amount of expected cash flows can be reasonably estimated accrete interest income, regardless of the contractual past due status of the loan, however, the disclosure of past due status of all PCI loans is based on the contractual terms of the loan.

We had $14.5 million, $12.4 million and $10.1 million in loans on nonaccrual status, including nonaccrual PCI loans, as of June 30, 2014, December 31, 2013, and December 31, 2012, respectively.

Our loans on nonaccrual status increased from December 31, 2012 to December 31, 2013 by $2.3 million on a net basis. This net increase is a result of the nonaccrual PCI loans acquired in the Triumph Community Bank acquisition offset by the reduction in nonaccrual loans at Triumph Savings Bank during this time period. Nonaccrual PCI loans acquired from Triumph Community Bank as of December 31, 2013 were $3.2 million. Nonaccrual loans at Triumph Savings Bank declined from $10.1 million as of December 31, 2012 to $9.2 million at the end of 2013, as a result of collections of loans by means of foreclosures and reductions in nonperforming loans by other means, including payoffs. Nonaccrual loans increased $2.1 million from December 31, 2013 to June 30, 2014, comprised of a decline of $1.6 million at Triumph Savings Bank offset by an increase of $3.7 million at Triumph Community Bank primarily as the result of a nonaccrual PCI loan with a balance of $3.5 million acquired as part of the Triumph Healthcare Finance acquisition.

OREO acquired as a result of foreclosure or as part of an acquisition are held for sale and are initially recorded at fair value less estimated cost to sell at the date of acquisition, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. At the time of acquisition of properties not acquired as part of an acquisition, losses are charged against the ALLL, and gains are realized to the extent fair value exceeds the carrying amount of the foreclosed loan. Improvements to the value of the properties are capitalized, but not in excess of the net realizable value of the property.

We obtain appraisals or other valuations of real property and other collateral which secure loans, and may update these valuations of collateral securing loans categorized as nonperforming loans and potential problem loans. In instances where updated valuations reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible write-downs or appropriate additions to the ALLL.

Our OREO as of June 30, 2014 totaled $11.1 million, a decrease of $2.7 million from the $13.8 million as of December 31, 2013, primarily due to sales of OREO property during the six months ended June 30, 2014. The OREO as of December 31, 2013 was an increase of $9.1 million over $4.7 million as of December 31, 2012, primarily attributable to assets acquired in the Triumph Community Bank acquisition.

The following table sets forth the allocation of our nonperforming assets among our different asset categories as of the dates indicated. We classify nonperforming assets as nonaccrual loans, loans modified under restructurings as a result of the borrower experiencing financial difficulties, and OREO. The balances of nonperforming loans reflect the recorded investment in these assets, including deductions for purchase discounts.

Nonperforming Assets

	At June 30,	At December 31,
(Dollars in thousands)	2014	2013	2012
Nonaccrual loans:
Commercial real estate	$3,247	$5,417	$4,086
Construction, land development, land	—	—	—
1-4 family residential properties	1,302	1,392	722
Farmland	—	—	—
Commercial	9,805	5,494	5,267
Factored receivables	133	89	—
Consumer	—	—	—
Mortgage Warehouse	—	—	—

Total nonaccrual loans	14,487	12,392	10,075
OREO acquired through foreclosure, net	11,103	13,783	4,749

Total nonperforming assets	$25,590	$26,175	$14,824

Nonperforming assets to total assets	1.82%	2.03%	4.92%
Nonaccrual loans to total loans	1.54%	1.41%	4.77%
Total past due loans to total loans	2.82%	2.78%	6.81%
Accruing loans 90 days or more past due	$263	$79	$64

Allowance for Loan and Lease Losses

ALLL is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (“TDRs”) and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. PCI loans are not considered impaired on the acquisition date. For PCI loans, a decline in the present value of current expected cash flows compared to the previously estimated expected cash flows, due in any part to credit, is referred to as credit impairment and recorded as a provision for loan losses during the period.

Impaired loans generally include nonaccrual loans, TDRs, partially charged off loans, and PCI loans with subsequent deterioration in expected cash flows. All loans are subject to being individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the ALLL. PCI loans accounted for individually (not accounted for in a closed pool of loans with other loans that share common risk characteristics) are subject to the TDR accounting requirements when restructured subsequent to acquisition (loans that were restructured prior to acquisition are not considered TDRs). Modifications subsequent to acquisition of our PCI loans accounted for within a pool with similar risk characteristics are not subject to TDR guidance. Rather, the revised estimated future cash flows of the individually modified loan within a pool are included in the estimated future cash flows of the pool.

The general ALLL component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company since acquisition. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

Analysis of the Allowance for Loan and Lease Losses

The following table sets forth the ALLL by category of loan:

	June 30, 2014			December 31, 2013			December 31, 2012
(Dollars in thousands)	Allocated Allowance	% of Loan Portfolio	ALLL to Loans	Allocated Allowance	% of Loan Portfolio	ALLL to Loans	Allocated Allowance	% of Loan Portfolio	ALLL to Loans
Balance at end of each period applicable to:
Commercial real estate	$463	28.2%	0.17%	$348	37.6%	0.11%	$261	49.4%	0.25%
Construction, land development, land	242	4.6%	0.56%	110	4.3%	0.29%	40	1.9%	1.01%
1-4 family residential properties	197	8.6%	0.24%	100	10.4%	0.11%	227	1.9%	5.56%
Farmland	11	2.1%	0.06%	7	2.3%	0.03%	5	0.4%	0.64%
Commercial	2,332	35.1%	0.71%	1,145	29.0%	0.45%	172	10.6%	0.77%
Factored receivables	2,838	16.6%	1.82%	1,842	13.3%	1.57%	1,221	35.8%	1.61%
Consumer	96	1.4%	0.71%	49	1.6%	0.35%	—	0.0%	0.00%
Mortgage Warehouse	74	3.4%	0.23%	44	1.5%	0.33%	—	0.0%	0.00%

Total Loans	$6,253	100.00%	0.67%	$3,645	100.00%	0.41%	$1,926	100.00%	0.91%

Purchased loans are recorded at fair value at the date of acquisition without carryover of the seller’s ALLL. Therefore we maintain an ALLL on purchased loans based on credit deterioration subsequent to the acquisition date.

Our ALLL as of December 31, 2012 was $1.9 million or 0.91% of total loans. Total loans as of that date were $211.2 million, which primarily consisted of $93.9 million of legacy loans purchased from Equity Bank in November 2010, $72.1 million of factored accounts receivable outstanding in our factoring subsidiary, and

$44.9 million of new loans originated by Triumph Savings Bank since the acquisition of Equity Bank. As of December 31, 2012 we had established an ALLL of (i) $289,000, or 0.31%, of the legacy Equity Bank portfolio to account for estimated credit deterioration since acquisition, (ii) $1.2 million, or 1.61% on factored accounts receivable, and (iii) $461,000, or 1.03%, on new loans originated by Triumph Savings Bank since November 2010. Due to the fact that much of the new lending since November 2010 involved new products without significant historical loss experience available to the company, management made estimates of the amount of needed allowance on these loans based on the experience of the lending teams hired to build these lending programs and peer analysis.

From December 31, 2012 to December 31, 2013, we increased our ALLL from $1.9 million to $3.6 million, while for the same year over year period the ALLL as a percentage of total loans decreased from 0.91% to 0.41%. The increase in the dollar amount of the ALLL was largely driven by continued growth in the outstanding balance of both the gross receivables in the factored accounts receivable portfolio owned by our factoring subsidiary which increased to $109 million, and new loans originated by Triumph Savings Bank. The new loans originated by Triumph Savings Bank totaled $112.0 million, with an ALLL of $1.1 million or 0.99% at the end of 2013. The decrease in the ALLL as a percentage of total loans is materially due to the addition of the purchased loan portfolio of Triumph Community Bank in October 2013, which totaled $594.6 million at the end of 2013 with none of the seller’s related ALLL carried over in purchase accounting.

From December 31, 2013 to June 30, 2014, the ALLL increased from $3.6 million or 0.41% of total loans to $6.3 million and 0.67% of total loans. The increase was principally driven by an increase in the Company’s allowance for collectively evaluated loans. The allowance associated with collectively evaluated loans increased to $5.2 million at June 30, 2014 from $3.2 million at December 31, 2013. The increase was driven by growth in factored receivables as well as changes in the mix of collectively evaluated loans. Additionally, non-PCI loans acquired in the Triumph Community Bank acquisition that matured and were renewed during the period, which previously maintained discounts associated with fair value adjustments recorded at acquisition, required allowance allocations.

The following table presents the unpaid principal and recorded investment for loans at June 30, 2014. The difference between the unpaid principal balance and recorded investment is principally associated with (1) previous charge-offs and (2) premiums and discounts associated with acquired loans. The net difference can provide protection from credit loss in addition to the ALLL as future potential charge-offs for an individual loan is limited to the recorded investment plus unpaid accrued interest.

(Dollars in thousands)
As of June 30, 2014	Recorded Investment	Unpaid Principal	Net
Real estate:
Commercial real estate	$264,730	$282,149	$(17,419)
Construction, land development, land	43,040	45,439	(2,399)
1-4 family residential properties	81,187	85,839	(4,652)
Farmland	19,644	19,525	119

Total real estate	408,601	432,952	(24,351)
Commercial	328,361	332,794	(4,433)
Factored receivables	156,272	157,320	(1,048)
Consumer	13,525	13,607	(82)
Mortgage warehouse	32,359	32,359	—

	$939,118	$969,032	$(29,914)

At June 30, 2014, December 31, 2013 and 2012, we had on deposit $13.0 million, $10.7 million and $6.0 million, respectively, of customer reserves associated with factored receivables. These deposits represent customer reserves held to settle any payment disputes or collection shortfalls and are reported as deposits on our consolidated balance sheets.

The following table provides an analysis of the provisions for loan losses, net charge-offs and recoveries for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, and the effects of those items on our ALLL:

	Six Months Ended		Years Ended
	June 2014	June 2013	December 2013	December 2012
(Dollars in thousands)
Balance at beginning of period	$3,645	$1,926	1,926	$423
Loans charged-off:
Commercial Real Estate	—	(40)	(156)	(169)
Construction, land development, land	—	—	—	—
1-4 family residential properties	(189)	(69)	(94)	(116)
Farmland	—	—	—	(48)
Commercial	(13)	—	(1,515)	—
Factored receivables	(176)	(62)	(226)	(212)
Consumer	(215)	—	(113)	—
Mortgage Warehouse	—	—	—	—

Total loans charged-off	$(593)	$(171)	$(2,104)	$(545)
Recoveries of loans charged-off:
Commercial Real Estate	2	—	129	37
Construction, land development, land	—	—	12	—
1-4 family residential properties	102	17	133	107
Farmland	—	—	—	—
Commercial	215	6	14	111
Factored receivables	36	51	64	53
Consumer	174	—	59	1
Mortgage Warehouse	—	—	—	—

Total loans recoveries	$529	$74	$411	$309

Net loans charged-off	$(64)	$(97)	$(1,693)	$(236)

Provision for (reversal of) loan losses:
Commercial Real Estate	113	31	114	359
Construction, land development, land	132	6	58	40
1-4 family residential properties	184	(77)	(166)	104
Farmland	4	—	2	53
Commercial	985	324	2,474	61
Factored receivables	1,136	322	783	1,380
Consumer	88	—	103	(1)
Mortgage Warehouse	30	15	44	—
Unallocated	—	—	—	(257)

Total provision for (reversal of) loan losses	$2,672	$621	$3,412	$1,739

Balance at end of period	$6,253	$2,450	$3,645	$1,926

Average total loans	$903,587	$234,932	$377,891	$199,336
Net charge-offs to average loans outstanding	0.01%	0.04%	0.45%	0.12%
Allowance to total loans	0.67%	0.91%	0.41%	0.91%

Net loans charged off for the year ended December 31, 2013 were $1.7 million, up from $0.2 million for the year ended December 31, 2012. During 2013, the significant increase was due primarily to a loss incurred on a $1.5 million charge off on a floor plan loan. Net loans charged off for the six-month periods ended June 30, 2014 and 2013 were at modest levels of a net charge-off of $64 thousand and net charge off of $97 thousand, respectively.

Assets Held for Sale

At June 30, 2014 and December 31, 2013, originated mortgage loans held for sale were $4.1 million and $5.4 million, respectively. Loan sales of $26.0 million and zero dollars occurred during the six months ended June 30, 2014 and 2013, respectively, and resulted in recognized gains on sale of $0.6 million and zero dollars in the respective periods. Loan sales of $15.3 million occurred during the year ended December 31, 2013 and resulted in recognized gains on sale of $0.9 million, compared with the year ended December 31, 2012 sales of $4.0 million that resulted in recognized gains on sale of $0.1 million. At June 30, 2014, we held approximately $80.3 million of branch assets expected to be sold upon sale of our Pewaukee, Wisconsin branch that we reclassified as Branch Assets Held for Sale from Loans Held for Investment and Premises and Equipment during 2014. Of the $80.3 million now classified as Branch Assets Held for Sale, $78.1 million was composed of loans. At June 30, 2014 and December 31, 2013, no originated mortgage loans held for sale or branch assets held for sale were on nonaccrual status.

Securities

Our investment strategy is oriented towards maintaining liquidity in securities with minimal credit risk. As of June 30, 2014, we have investments classified as held to maturity with an amortized cost of $0.7 million. The remaining $168.7 million, or 99.6% of our investments, are classified as available for sale and can be used for pledging to secure FHLB advances, borrowings on public deposits, or can be sold to meet liquidity needs.

The following tables set forth the amortized cost and average yield of our securities, by type and contractual maturity as of June 30, 2014 and December 31, 2013 and 2012:

	Maturity as of June 30, 2014
	1 Year or Less		1 to 5 Years		5 to 10 Years		Over 10 Years		Total
Dollars in thousands	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
U.S. Government agency obligations	$—	—	$71,399	1.11%	$16,809	2.29%	$1,516	0.45%	$89,724	1.33%
Mortgage-backed securities	—	0.00%	125	2.47%	2,321	2.93%	27,546	2.13%	29,992	2.16%
Asset backed securities	—	0.00%	—	0.00%	4,854	1.16%	13,832	1.77%	18,686	1.61%
State and municipal	1,346	1.30%	3,741	2.32%	1,927	1.77%	928	4.57%	7,942	2.72%
Corporate bonds	1,500	0.64%	17,253	1.52%	1,374	1.95%	671	5.82%	20,798	1.62%
Trust preferred	—	—	—	—	—	—	—	—	—	—
SBA pooled securities	—	—	8	1.79%	175	2.58%	40	2.75%	223	2.58%

Total securities available for sale	$2,846	0.95%	$92,526	1.23%	$27,460	2.17%	$44,533	2.06%	$167,365	1.48%

Security held-to-maturiity	$225	1.30%	$519	2.76%	$—	—	$—	—	$744	2.32%

	Maturity as of December 31, 2013
	1 Year or Less		1 to 5 Years		5 to 10 Years		Over 10 Years		Total
Dollars in thousands	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
U.S. Government agency obligations	$18,060	0.29%	$61,714	1.00%	$14,341	2.35%	$1,852	0.47%	$95,967	1.07%
Mortgage-backed securities	—	—	933	1.91%	5,139	2.17%	29,859	2.33%	35,931	2.30%
Asset backed securities	—	—	—	—	4,838	1.17%	13,973	1.88%	18,811	1.70%
State and municipal	1,601	1.14%	4,048	2.13%	2,089	3.20%	1,251	4.40%	8,989	2.51%
Corporate bonds	1,498	0.66%	17,280	1.52%	1,368	1.96%	671	5.82%	20,817	1.63%
Trust preferred	—	—	—	—	—	—	3,706	2.37%	3,706	2.37%
SBA pooled securities	2	1.42%	9	1.79%	95	2.50%	138	2.68%	244	2.57%

Total securities available for sale	$21,161	1.00%	$83,984	1.17%	$27,870	2.15%	$51,450	2.24%	$184,465	1.53%

Security held-to-maturiity	$150	1.71%	$593	2.16%	$—	—	$—	—	$743	2.07%

	Maturity as of December 31, 2012
	1 Year or Less		1 to 5 Years		5 to 10 Years		Over 10 Years		Total
Dollars in thousands	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
U.S. Government agency obligations	$—	—	$—	—	$—	—	$2,909	0.52%	$2,909	0.52%
Mortgage-backed securities	—	—	—	—	2,607	0.84%	35,112	2.19%	37,719	2.10%
Corporate bonds	—	—	—	—	1,351	2.05%	672	5.82%	2,023	3.18%
SBA pooled securities	1	2.13%	30	1.75%	27	1.94%	245	2.64%	303	2.48%

Total securities available for sale	$1	2.13%	$30	1.75%	$3,985	1.30%	$38,938	2.13%	$42,954	2.05%

The following table sets forth the amortized cost, fair value adjustment and yield for the securities classified as available for sale, by security type as of June 30, 2014 and December 31, 2013 and 2012:

(Dollars in thousands)	June 30, 2014	Yield to Maturity	December 31, 2013	Yield to Maturity	December 31, 2012	Yield to Maturity
U.S. Government agency obligations	$89,724	1.33%	$95,967	1.07%	$2,909	0.52%
Mortgage-backed securities	29,992	2.16%	35,931	2.30%	37,719	2.10%
Asset backed securities	18,686	1.61%	18,811	2.51%	—	—
State and municipal	7,942	2.72%	8,989	2.51%	—	—
Corporate bonds	20,798	1.62%	20,817	1.63%	2,023	3.18%
Trust preferred	—	—	3,706	2.37%	—	—
SBA pooled securities	223	2.58%	244	2.57%	303	2.48%

Total available for sale before market adjustment	167,365	1.48%	184,465	1.53%	42,954	2.05%
Unrealized gain	1,329		189		691

Total securities available for sale	$168,694		$184,654		$43,645

We held $168.7 million in securities classified as available for sale as of June 30, 2014, a decrease of $16 million, or 8.7%, from $184.7 million at December 31, 2013. This decrease is attributable to normal portfolio management activities, with the net reduction being utilized for general liquidity purposes as overall loan portfolio growth has continued.

We held $184.7 million in securities classified as available for sale as of December 31, 2013, an increase of $141.1 million, or 323.6%, from $43.6 million at December 31, 2012. This increase was a result of $159.7 million in securities assumed in the Triumph Community Bank acquisition, followed by reductions of our overall securities holdings during the balance of 2013 as part of the ordinary course of operations.

Liabilities

Our total liabilities were $1.2 billion as of June 30, 2014, an increase of $113.5 million, or 10.1%, from $1.1 billion at December 31, 2013. The increase was primarily due to a $63.4 million increase in customer deposits combined with a $49.0 million increase in Federal Home Loan advances.

Our total liabilities were $1.1 billion as of December 31, 2013, an increase of $890.0 million, or 374.0%, over $238.0 million as of December 31, 2012, primarily due to liabilities acquired or assumed in connection with the Triumph Community Bank acquisition, including deposit liabilities of $793.3 million, customer repurchase agreements of $19.9 million, FHLB advances of $5.0 million, junior subordinated debentures of $24.1 million, other liabilities of $15.3 million, and a senior secured note of $11.9 million at December 31, 2013.

Deposits

Deposits represent our primary source of funds. We acquired a $793.3 million deposit franchise in connection with the Triumph Community Bank acquisition, which reoriented our deposit mix towards lower-cost transactional deposits and away from higher-cost time deposits. We intend to continue to focus on growth in transactional deposit accounts as part of our growth strategy, both in our existing branch networks and through targeted acquisitions.

Our total deposits were $1.108 billion as of June 30, 2014, compared to $1.045 billion as of December 31, 2013, an increase of $63.0 million, or 6%. As of June 30, 2014, interest-bearing demand deposits, noninterest-bearing deposits, money market deposits and savings deposits accounted for 57.4% of our total deposits, while individual retirement accounts and certificates of deposit made up 42.6% of total deposits. The average cost of interest-bearing deposits was 0.50% for the six months ended June 30, 2014 on an annualized basis. Net increases in transaction deposit account balances experienced as of June 30, 2014 from December 31, 2013 are largely attributable to expected seasonal patterns associated with public deposits.

Our total deposits were $1.045 billion as of December 31, 2013, an increase of $819.3 million, or 363%, over $225.7 million as of December 31, 2012. Noninterest-bearing, interest-bearing demand, money market deposits and savings deposits accounted for 55.2% of our total deposits as of December 31, 2013, compared with 15.0% as of December 31, 2012. Individual retirement accounts and certificates of deposit made up 44.8% of total deposits as of December 31, 2013, compared with 85.0% as of December 31, 2012. The average cost of interest-bearing deposits was 0.92% on an annualized basis for fiscal 2013 compared with 1.57% for fiscal 2012. All of these shifts reflect the acquisition of the Triumph Community Bank deposit franchise in October 2013, which added $793.3 million in deposits, of which 17% were noninterest-bearing and 83% were money market deposits and savings deposits with a lower relative cost than our other types of deposits.

The following table summarizes our average deposit balances and weighted average rates as of the six-month period ended June 30, 2014 and the years ended December 31, 2013 and 2012:

	Six Months Ended June 30, 2014			For the Year Ended December 31, 2013			For the Year Ended December 31, 2012
(Dollars in thousands)	Average Balance	Weighted Avg Yields	% of Total	Average Balance	Weighted Avg Yields	% of Total	Average Balance	Weighted Avg Yields	% of Total
Deposits:
Noninterest bearing demand	$156,377	0.00%	15%	$34,659	0.00%	8%	$8,395	0.00%	4%
NOW	228,776	0.07%	22%	44,116	0.05%	10%	—	0.00%	—
Individual retirement	52,991	1.08%	5%	34,568	1.62%	8%	28,222	1.97%	13%
Money market	141,123	0.23%	13%	58,911	0.26%	14%	27,439	0.61%	12%
Savings	73,271	0.05%	7%	14,925	0.05%	4%	—	0.00%	—
Time	354,170	0.91%	33%	221,538	1.25%	53%	157,192	1.67%	71%
Other brokered funds	54,592	0.41%	5%	12,586	0.44%	3%	—	0.00%	—

Total	$1,061,300	0.43%	100%	$421,303	0.84%	100%	$221,248	1.51%	100%

The following table provides information on the maturity distribution of time deposits of $100,000 or more as of June 30, 2014 and December 31, 2013:

(Dollars in thousands)	June 30, 2014	December 31, 2013
Maturity
3 months or less	$32,024	$16,167
Over 3 through 6 months	30,142	68,146
Over 6 through 12 months	56,243	71,723
Over 12 months	66,856	63,350

	$185,265	$219,386

Short-Term Borrowings

Customer Repurchase Agreements

We held no customer repurchase agreements prior to the Triumph Community Bank acquisition. Customer repurchase agreements outstanding totaled $15.3 million at June 30, 2014. The maximum amount outstanding at any month end during the six-month period ended June 30, 2014 occurred March 31, 2014 with a balance of $17.7 million. Customer repurchase agreements outstanding totaled $11.3 million at December 31, 2013, and the maximum amount outstanding of these agreements at any month end during the last two and one-half months of the fiscal year following the Triumph Community Bank acquisition was $16.7 million. Our customer repurchase agreements have maturities that fall within two years. Variances in these balances are attributable to normal customer behavior and seasonal factors affecting their liquidity positions.

FHLB Advances

As part of our overall funding and liquidity management program, from time to time we borrow from the Federal Home Loan Banks of Dallas and Des Moines (“FHLB”). Our FHLB advances are collateralized by assets, including a blanket pledge of certain loans. Our FHLB borrowings totaled $70.0 million as of June 30, 2014, $21.0 million as of December 31, 2013 and $10.5 million as of December 31, 2012. Our FHLB borrowings outstanding as of June 30, 2014 are short term in nature, maturing within one month. The $49.0 million increase in borrowings from December 31, 2013 to June 30, 2014 was principally due to utilization of these funds to acquire the Triumph Healthcare Finance lending platform and loan portfolio. FHLB borrowings were subsequently reduced in July 2014 utilizing the net cash proceeds received from the sale of the Pewaukee Branch. The $10.5 million increase in borrowings during fiscal year 2013 resulted from our assumption of $5.0 million in FHLB advances as a part of the Triumph Community Bank acquisition, with the remainder reflecting increased advances to fund growth in the ordinary course of our business. As of June 30, 2014 and December 31, 2013 and 2012, we had $60.5 million, $110.3 million and $41.9 million, respectively, in unused and available advances from the FHLB.

The following table provides a summary of our FHLB borrowings at the dates indicated:

(Dollars in thousands)	June 30, 2014	December 31,
As of and for the period ending:		2013	2012
Average amount outstanding during the period	$27,599	$7,919	$8,921
Amount outstanding at end of period	70,000	21,000	10,500
Highest month end balance during the period	70,000	25,500	18,500
Weighted average interest rate at end of period	0.23%	0.06%	0.11%
Weighted average interest rate during the period	0.18%	0.12%	0.15%

Long-Term Debt

Senior Secured Note

In conjunction with the financing of the Triumph Community Bank acquisition, we entered into a secured note payable to an unaffiliated bank, secured by the common stock of Triumph Community Bank and Triumph Savings Bank. The note had an outstanding principal balance of $11.9 million and $12.6 million as of June 30, 2014 and December 31, 2013, respectively. The principal balance is due in full at maturity on October 15, 2018. The note bears interest at a variable rate based at the prime rate with a minimum interest rate of 4.50%, a prepayment penalty of 1.0% of the unpaid principal, and terms of the note require quarterly principal payments of $0.3 million plus accrued interest. We intend to repay and terminate our senior secured note with the proceeds from this offering as soon as practicable following its consummation. See “Use of Proceeds.”

Junior Subordinated Debentures

NBI, which became our wholly owned subsidiary as part of the Triumph Community Bank acquisition, has two junior subordinated debentures outstanding with a combined face value of $33.0 million. These debentures are unsecured obligations and were issued to two trusts that are unconsolidated subsidiaries of NBI. The trusts in turn issued trust preferred securities with identical payment terms to unrelated investors. The debentures mature in September 2033 and July 2036 and may be called at par plus any accrued but unpaid interest; however, we have no current plans to redeem them prior to maturity. Interest on the debentures is calculated quarterly, based on a rate equal to three month LIBOR plus a weighted average spread of 2.28%. As part of the purchase accounting adjustments made with the Triumph Community Bank acquisition, we adjusted the carrying value of the junior subordinated debentures to fair value as of October 15, 2013. The junior subordinated debentures had a combined carrying value of $24.3 million as of June 30, 2014 and $24.2 million as of December 31, 2013, and the discount will be amortized through maturity and recognized as a component of interest expense.

The debentures are included on our consolidated balance sheet as liabilities; however, for regulatory purposes, these obligations are eligible for inclusion in regulatory capital, subject to certain limitations. All of the carrying value of $24.3 million and $24.2 million was allowed in the calculation of Tier I capital as of June 30, 2014 and December 31, 2013 respectively. For more details, see Note 11—“Borrowings and Borrowing Capacity,” of the Notes to Consolidated Financial Statements, shown elsewhere in this prospectus.

We expect to merge NBI into the Company (with the Company surviving) following the consummation of this offering whereby the Company will assume the junior subordinated debentures.

Capital Resources and Liquidity Management

Capital Resources

Our stockholders’ equity totaled $140.0 million as of June 30, 2014, an increase of $6.4 million from $133.6 million as of December 31, 2013. Stockholders’ equity increased during this period due to net income for the period of $6.7 million and the effect of recording stock based compensation. These increases were partially offset during the period by preferred dividends paid on our Series A and Series B preferred stock, Series T-1 and T-2 preferred stock, and Triumph Commercial Finance Class B Units.

Our stockholders’ equity totaled $133.6 million as of December 31, 2013, an increase of $77.1 million from $56.5 million as of December 31, 2012. Stockholders’ equity increased during this period due to net income for the period of $13.4 million, the issuance of 3,672,115 shares of our common stock for cash of $42.4 million, the issuance of 1,029,045 shares of our common stock in the Triumph Community Bank acquisition at fair value of $11.9 million the issuance of common shares in the exchange offer completed with the holders of the Triumph Commercial Finance Class B Units, and the effect of recording stock based compensation. These increases were partially offset during the period by the effect of preferred dividends paid on our Series A and B Preferred Stock, Series T-1 and T-2 preferred stock, and Triumph Commercial Finance Class B Units.

Our total equity includes instruments reported as noncontrolling interests, including Triumph Commercial Finance Class B Units and Senior Preferred Stock, Series T-1 and T-2, both of which are more fully described in our audited consolidated financial statements. As of December 31, 2013 and 2012 the outstanding balance of the Triumph Commercial Finance Class B Units was $1.1 million and $7.0 million, respectively. This decrease is attributable to the completion of an exchange offer whereby the holders exchanged their Class B Units for common stock of the Company. On June 15, 2014 Triumph Commercial Finance redeemed all of the $1.1 million outstanding Class B Units previously outstanding at a premium of 2% in accordance with the terms of those instruments. The Company redeemed these Class B Units during June 2014 as it was determined these instruments would no longer qualify as regulatory capital in 2015 under the new regulatory capital standards that will come into effect, and to simplify the capital structure of the Company.

Liquidity Management

We define liquidity as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

We manage liquidity at the holding company level as well as that of our bank subsidiaries. The management of liquidity at both levels is critical, because the holding company and our bank subsidiaries have different funding needs and sources, and each are subject to regulatory guidelines and requirements which require minimum levels of liquidity. We believe that our liquidity ratios meet or exceed those guidelines and our present position is adequate to meet our current and future liquidity needs.

Our liquidity requirements are met primarily through cash flow from operations, receipt of pre-paid and maturing balances in our loan and investment portfolios, debt financing and increases in customer deposits. Our liquidity position is supported by management of liquid assets and liabilities and access to other sources of funds. Liquid assets include cash, interest-bearing deposits in banks, federal funds sold, securities available for sale and maturing or prepaying balances in our investment and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements and other borrowings. Other sources of funds include the sale of loans, brokered deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, borrowings through the Federal Reserve’s discount window and the issuance of common securities. For additional information regarding our operating, investing and financing cash flows, see the Consolidated Statements of Cash Flows provided in our consolidated financial statements.

In addition to the liquidity provided by the sources described above, our subsidiary banks maintain correspondent relationships with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. As of June 30, 2014, Triumph Savings Bank had unsecured federal funds lines of credit with an unaffiliated bank totaling $12.5 million, and Triumph Community Bank had unsecured federal funds lines of credit with five unaffiliated banks totaling $75.0 million, with no amounts advanced against those lines at that time.

Regulatory Capital Requirements

Our capital management consists of providing equity to support our current and future operations. We are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s, Triumph Savings Bank’s or Triumph Community Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, Triumph Savings Bank and Triumph Community Bank each must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Company, Triumph Savings Bank and Triumph Community Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets, and of Tier 1 capital to average assets. These amounts and ratios as of June 30, 2014 are set forth in the table below.

In conjunction with the acquisitions of Triumph Savings Bank and Triumph Community Bank, we also made further commitments to maintain certain capital levels. With regard to Triumph Savings Bank, we made certain commitments to the Federal Reserve Bank, including to maintain Triumph Savings Bank’s leverage capital ratio (Tier 1 capital to average assets) at no less than 12.0% until January 1, 2015. In the case of Triumph Community Bank, we have agreed to maintain a minimum Tier 1 capital to average assets ratio of 8.0% of adjusted average assets and total risk-based ratio of 10.0%.

(Dollars in thousands)	Actual			To Be Adequately Capitalized Under Prompt Corrective Action Provisions				To Be Well Capitalized Under Prompt Corrective Action Provisions
As of June 30, 2014	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total capital (to risk weighted assets)
Triumph Bancorp, Inc.	$150,787	13.2%	≥	$91,248	≥	8.0%		N/A		N/A
Triumph Savings Bank, SSB	$53,245	15.8%	≥	$27,045	≥	8.0%	≥	$33,806	≥	10.0%
Triumph Community Bank	$96,494	12.0%	≥	$64,276	≥	8.0%	≥	$80,345	≥	10.0%

Tier 1 capital (to risk weighted assets)
Triumph Bancorp, Inc.	$144,423	12.7%	≥	$45,631	≥	4.0%		N/A		N/A
Triumph Savings Bank, SSB	$49,674	14.7%	≥	$13,517	≥	4.0%	≥	$20,275	≥	6.0%
Triumph Community Bank	$93,701	11.7%	≥	$32,144	≥	4.0%	≥	$48,217	≥	6.0%

Tier 1 capital (to average assets)
Triumph Bancorp, Inc.	$144,423	11.0%	≥	$52,517	≥	4.0%		N/A		N/A
Triumph Savings Bank, SSB	$49,674	13.3%	≥	$14,962	≥	4.0%	≥	$18,703	≥	5.0%
Triumph Community Bank	$93,701	10.1%	≥	$37,073	≥	4.0%	≥	$46,341	≥	5.0%

As of June 30, 2014, Triumph Savings Bank’s and Triumph Community Bank’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” they must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table. At June 30, 2014, the most recent notification categorized Triumph Savings Bank and Triumph Community Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since June 30, 2014 that management believes would change either institution’s category.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of June 30, 2014, excluding purchase accounting adjustments for our junior subordinated debentures and deposits. The amount of the obligations presented in the table reflects principal amounts only and excludes the amount of interest we are obligated to pay. Also excluded from the table are a number of obligations to be settled in cash. These excluded items are reflected in our consolidated balance sheet and include deposits with no stated maturity, trade payables, accrued interest payable and securities sold under repurchase agreements.

	Payments Due by Period – June 30, 2014
(Amounts in thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations:
Customer repurchase agreements	$15,313	$15,313	$0	$0	$0
FHLB advances	70,000	70,000	0	0	0
Senior secured note	11,944	1,257	2,515	8,172	0
Junior subordinated debentures	32,990	0	0	0	32,990
Operating lease agreements	10,683	1,621	3,365	2,951	2,746
Time deposits with stated maturity dates	471,606	293,528	154,560	23,518	0

Total contractual obligations	$612,536	$381,719	$160,440	$34,641	$35,736

Off Balance Sheet Arrangements

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

The following table details our commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect actual future cash funding requirements.

(Dollars in thousands)	June 30, 2014	December 31, 2013
Other Commitments:
Commitments to make loans	$19,299	$12,260
Unused lines of credit	257,698	138,366
Standby letters of credit	4,092	4,044

Total other commitments	$281,089	$154,670

Asset/Liability Management and Interest Rate Risk

The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The board of directors of each of our subsidiary banks has oversight of our asset and liability management function, which is managed by our Chief Financial Officer. Our Chief Financial Officer meets with our senior executive management team regularly to review, among other things, the sensitivity of our assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews our liquidity, capital, deposit mix, loan mix and investment positions.

As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the fair value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business. We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may elect to do so in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows. We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the fair value of assets less the fair value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of all future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analyses on net interest income. The following table summarizes simulated change in net interest income versus unchanged rates as of June 30, 2014 and December 31, 2013:

	June 30, 2014		December 31, 2013
	Following 12 Months	Months 13-24	Following 12 Months	Months 13-24
+400 basis points	2.3%	1.5%	1.5%	0.4%
+300 basis points	1.7%	1.1%	0.9%	0.3%
+200 basis points	1.1%	0.8%	0.5%	0.3%
+100 basis points	0.5%	0.5%	0.1%	0.2%
Flat rates	0.0%	0.0%	0.0%	0.0%
-100 basis points	-0.1%	-0.9%	-0.8%	-1.8%

The following table presents the change in our economic value of equity as of June 30, 2014 and December 31, 2013, assuming immediate parallel shifts in interest rates:

	Economic Value of Equity at Risk (%)
	June 30, 2014	December 31, 2013
+400 basis points	7.6%	3.3%
+300 basis points	6.0%	2.7%
+200 basis points	4.4%	2.1%
+100 basis points	2.4%	1.2%
Flat rates	0.0%	0.0%
-100 basis points	-5.5%	-3.1%

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates, and actual results may also differ due to any actions taken in response to the changing rates.

As part of our asset/liability management strategy, our management has emphasized the origination of shorter duration loans as well as variable rate loans to limit the negative exposure to a rate increase. The Triumph Community Bank acquisition was in large part a result of management’s desire to acquire their deposit transaction accounts, particularly noninterest or low interest-bearing non-maturity deposit accounts, whose cost is less sensitive to changes in interest rates. We intend to focus our strategy on utilizing this acquired deposit base and operating platform to increase these deposit transaction accounts.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, income and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies, as described in detail in the notes to our consolidated financial statements are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates that are likely to occur from period to period, or the use of different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.

Purchased Loans. Purchased loans are recorded at fair value at the date of acquisition based on a discounted cash flow methodology that considered various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. Larger purchased loans are individually evaluated while smaller purchased loans are grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

The cash flows anticipated to be collected on PCI loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. Purchased loans are considered credit impaired if there is evidence of credit deterioration at the date of purchase and if it is probable that not all contractually required payments will be collected. Interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows is recognized on all PCI loans, unless the timing and amount of expected cash flows cannot be reasonably estimated, in which case the PCI loan would be classified as nonaccrual. Expected cash flows are re-estimated quarterly. A decline in the present value of current expected cash flows subsequent to acquisition compared to the previously estimated expected cash flows, due in any part to change in credit, is referred to as credit impairment and recorded as provision for loan losses during the period. PCI loans are not classified as impaired on the acquisition date. Declines in the present value of expected cash flows only from the expected timing of such cash flows is recognized prospectively as a decrease in yield on the loan. Improvement in expected cash flows is recognized prospectively as an adjustment to the yield on the loan once any previously recorded impairment is recaptured.

Purchased loans that were not considered PCI at acquisition have premiums or discounts. Premiums and discounts recorded when the loans were recorded at their estimated fair values at acquisition are amortized or accreted over the remaining term of the loan as an adjustment to the related loan’s yield. Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. The subsequent accounting for acquired non-PCI loans follows the accounting for originated loans.

Originated Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned income, deferred loan fees and costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the remaining life of the loan without anticipating prepayments. Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, loans are placed in nonaccrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as insufficient collateral value.

The accrual of interest income on single family residential mortgage, commercial and commercial real estate loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection, or if full collection of interest or principal becomes uncertain. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for a loan placed on nonaccrual is charged against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLL. The ALLL is a reserve for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDRs and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All loans are subject to being individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the ALLL.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company since acquisition. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

Goodwill and Core Deposit Intangibles. Goodwill resulting from business combinations is determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. In the event the fair value of the net assets acquired and liabilities assumed exceeds the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, a bargain purchase gain is recognized.

Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company’s balance sheet.

Other intangible assets consist of core deposit and loan customer relationship intangible assets representing the estimated value of acquired relationships with deposit and loan customers arising from acquisitions and are amortized on an accelerated method over their estimated useful lives. The estimated fair value of core deposit intangible assets is based on a discounted cash flow methodology that considers customer attrition rates, cost of the deposit base and maintenance cost. The estimated fair value of loan customer relationship intangible assets is based on a multi-period excess earnings method that considers estimated customer loan renewal rates, portfolio yields, ongoing lending fees and costs, and credit losses.

Fair Values of Financial Instruments: In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and/or the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

In the ordinary course of business, the Company generally does not sell or transfer non-impaired loans and deposits. As such, the disclosures that present the June 30, 2014 and December 31, 2013 and 2012 estimated fair value for non-impaired loans and deposits are highly judgmental and may not represent amounts to be received if the Company were to sell or transfer such items.

Emerging Growth Company. The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards and not commence complying with new or revised accounting standards until private companies must do so.

We have elected to not take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this prospectus, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

Recently Issued Accounting Pronouncements

On January 1, 2013, the Company adopted Accounting Standards Update (ASU) 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). Issued in February 2013, ASU 2013-02 requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the Company’s consolidated statement of comprehensive income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. The adoption of this ASU is reflected in the accompanying consolidated statements of comprehensive income.

On January 1, 2015, the Company will adopt Accounting Standards Update (ASU) 2014-04, “Receivables— Troubled Debt Restructurings by Creditors” (“ASU 2014-04”). Issued in January 2014, ASU 2014-04 affects all creditors when an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan in satisfaction of a receivable has occurred. The ASU is effective for fiscal periods beginning after December 15, 2014. Adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

On May 28, 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial data included in our selected historical consolidated financial information are not measures of financial performance recognized by GAAP. Our management uses these non-GAAP financial measures in its analysis of our performance:

•	“Common stockholders’ equity” is defined as total stockholders’ equity at end of period less the liquidation preference value of the preferred stock;

•	“Net interest margin” is defined as net interest income divided by average interest-earning assets;

•	“Tangible common stockholders’ equity” is common stockholders’ equity less goodwill and other intangible assets;

•	“Total tangible assets” is defined as total assets less goodwill and other intangible assets;

•	“Tangible book value per share” is defined as tangible common stockholders’ equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets;

•	“Tangible common stockholders’ equity ratio” is defined as the ratio of tangible common stockholders’ equity divided by total tangible assets. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period-to period in common equity and total assets, each exclusive of changes in intangible assets;

•	“Return on Average Tangible Common Equity” is defined as net income available to common stockholders divided by average tangible common stockholders’ equity; and

•

“Efficiency ratio” is defined as noninterest expenses divided by our operating revenue, which is equal to net interest income plus noninterest income. Also excluded are gains and expenses related to merger and acquisition-related activities. In our judgment, the adjustments made to operating revenue allow management and investors to better assess our performance in relation to our core operating revenue by removing the volatility associated with certain acquisition-related items and other discrete items that are unrelated to our core business.

•	“Adjusted yield on loans” is our yield on loans after excluding loan accretion from our acquired loan portfolio. Our management uses this metric to better assess the impact of purchase accounting on our yield on loans, as the effect of loan discount accretion is expected to decrease as the acquired loans roll off of our balance sheet.

•	“Adjusted net interest margin” is net interest margin after excluding loan accretion from the acquired loan portfolio and accretion of net discounts and premiums for acquired time deposits. Our management uses this metric to better assess the impact of purchase accounting on net interest margin, as the effect of loan discount accretion and accretion of net discounts and premiums related to deposits is expected to decrease as the acquired loans and deposits mature or roll off of our balance sheet. We do not make adjustments in this measure to remove the effect of discount accretion on our junior subordinated debentures as these instruments do not mature until September 2033 and July 2036.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
(Dollars in thousands)	2014	2013	2013	2012
Total stockholders’ equity	$140,027	$104,821	$133,600	$56,512
Less: Preferred stock liquidation preference	9,746	4,550	9,746	5,000

Total common stockholders’ equity	130,281	100,271	123,854	51,512
Less: Goodwill and other intangibles	31,043	14,047	28,518	14,047

Tangible common stockholders’ equity	$99,238	$86,224	$95,336	$37,465
Common shares outstanding	9,845,819	8,792,540	9,832,585	4,586,356
Tangible book value per share	$10.08	$9.81	$9.70	$8.17

Total assets at end of period	$1,407,072	$382,388	$1,288,239	$301,462
Less: Goodwill and other intangibles	31,043	14,047	28,518	14,047

Adjusted total assets at period end	1,376,029	368,341	1,259,721	287,415
Tangible common stockholders’ equity ratio	7.21%	23.41%	7.57%	13.04%

Net income available to common stockholders	$5,433	$285	$11,839	$10,081
Average tangible common equity	100,163	73,880	81,636	30,393

Return on average tangible common equity (ROATCE)	10.94%	0.78%	14.50%	33.17%

Efficiency Ratio:
Net interest income	$38,735	$13,197	$38,683	$23,237
Noninterest income	5,242	773	13,013	2,661

Operating revenue	43,977	13,970	51,696	25,898
Less: bargain purchase gain	—	—	9,014	—

Total adjusted revenue	$43,977	$13,970	$42,682	$25,898

Expenses
Total noninterest expenses	$31,056	$11,518	$32,724	$18,479
Less: merger and acquisition expenses	—	468	1,521	52

Adjusted noninterest expenses	$31,056	$11,050	$31,203	$18,427

Efficiency ratio	70.62%	79.10%	73.11%	71.15%

Reported Yield on loans	9.00%	12.27%	10.90%	12.99%
Effect of accretion income on acquired loans	-1.25%	-0.89%	-1.21%	-1.84%
Adjusted yield on loans	7.75%	11.38%	9.69%	11.15%

Reported net interest margin	6.72%	8.91%	7.77%	8.93%
Effect of accretion income on acquired loans	-0.98%	-0.70%	-0.92%	-1.40%
Effect of net premium amortization of acquired deposits	0.03%	0.10%	0.06%	0.14%
Adjusted net interest margin	5.77%	8.31%	6.91%	7.67%

Summary Discussion of Results of Operation and Financial Condition of National Bancshares, Inc. for its Fiscal Year Ended December 31, 2012 and its Period Ended October 14, 2013

Overview

NBI is a bank holding company engaged in commercial banking and bank related services through its wholly owned subsidiary, Triumph Community Bank (f/k/a THE National Bank). Triumph Community Bank provides financial services to individuals and businesses primarily in the Quad Cities Metropolitan Area of Iowa and Illinois, as well as central and northwestern Illinois. It operates a network of 18 branches in and around its market area. Triumph Community Bank’s primary lending products are consumer, residential, mortgage and commercial loans. Its primary deposit products are checking, savings and term certificate accounts.

We acquired NBI on October 15, 2013. The following discussion and analysis presents the results of operations and financial conditions of NBI for its fiscal year ended December 31, 2012 and for the period commencing January 1, 2013 and ending on October 14, 2013 (the date immediately prior to its acquisition by the Company). The preparation of financial results for NBI’s period commencing January 1, 2013 and ending on October 14, 2013 prevents direct comparability of certain elements of NBI’s results of operations for the periods indicated. Where applicable, we have included analysis of certain items on an annualized basis for the period ended October 14, 2013 for the purposes of comparison to the year ended December 31, 2012.

History & Background

Pre-2012

Triumph Community Bank (then operating as THE National Bank) was established in 2001 and operated historically in the Quad Cities Metropolitan Area of Iowa and Illinois and regions of rural Illinois. Its growth was fueled by a series of acquisitions including the acquisition of Metro Bank in 2006 which more than doubled its size. During 2008, it embarked on a series of branch expansions and acquisitions seeking to expand its footprint into Wisconsin and the suburbs of the Chicago Metropolitan Area. Beginning in early 2009, NBI began to experience significant asset quality issues due to both deterioration in real estate development projects it had financed and fraud losses from participated loans it had purchased. These asset quality issues resulted in significant operating losses for NBI of approximately $15 million in 2009 and $10 million in 2010.

During this period, in an effort to address its ongoing credit issues, NBI curtailed many of its lending activities and commenced shrinking the overall size of the institution. As a result of these efforts, NBI reduced its total assets to $1.183 billion as of December 31, 2010 (down from $1.235 billion as of December 31, 2008) and its total loans to $642 million as of December 31, 2010 (down from $790 million as of December 31, 2008). The bank’s nonperforming assets reached a peak in September 2010 at $73.1 million. Primarily as a result of these non-performing assets, the bank entered into a formal consent agreement with the OCC on January 11, 2011.

During 2011, NBI continued its efforts to rehabilitate the bank, shrink its overall balance sheet and resolve problem assets. In connection therewith, it offered a number of its branches for sale, culminating in the sale of a branch in Illinois during 2011. As of December 31, 2011, NBI had total assets $1.055 billion, total loans of $583 million and had reduced the bank’s non-performing assets to $38.8 million. Also in 2011, NBI recorded a pre-tax charge of $43.7 million to write off its remaining goodwill. In connection therewith, NBI recorded a net loss for 2011 of $40.4 million.

2012 Highlights

During 2012, NBI continued its efforts to stabilize its operations and improve asset quality. In connection therewith, NBI closed four additional branches, reduced its focus on attracting and retaining higher cost public deposits and resolved additional classified assets on its balance sheet. As of December 31, 2012, NBI had $950.6 million in total assets, total loans of $571.2 million, and had reduced the bank’s non-performing assets to $28.3 million. As a result of such efforts, the OCC terminated its formal consent agreement with the bank entered in January 2011. NBI recorded net income of $7.6 million in 2012, which included the reversal of a $4.3 million deferred tax asset valuation allowance related to federal net operating loss carry forwards as a result of its improved financial condition and operating results. Despite its successes in such efforts, NBI continued to experience declining loan demand and interest margin compression in its target markets and struggled to meet the debt service and cumulative interest and preferred dividends requirements resulting from its holding company capital structure. Consequently, NBI began to consider strategic alternatives including a potential sale and commenced conversations with us regarding a possible acquisition during the second half of 2012.

2013 Highlights

In 2013, NBI continued to improve asset quality (reducing total non-performing assets at the bank to $14.9 million as of September 30, 2013), but also experienced continued pressure on loan demand and interest margin compression in its target markets. In April of 2013 we executed a definitive agreement to acquire NBI, which closed on October 15, 2013. We believe that our acquisition of NBI provided us the ability to acquire a stabilized banking franchise with a strong presence in its traditional markets that would diversify and add scope to our operations, as well as reduce the overall cost of our liabilities through the addition of NBI’s core deposits. Our existing asset generation capacity in turn provides augmentation to NBI’s loan portfolio, addressing its continued issues with loan demand and net interest margin compression in its target markets. This was evidenced by our participation of $11.8 million of our existing credits to NBI in the months preceding the closing of the Triumph Community Bank acquisition, a trend that continued following the acquisition. NBI recorded net income of $2.7 million for the period ending October 14, 2013.

Results of Operations

NBI’s net income totaled $2.7 million for its period ended October 14, 2013 and $7.6 million for its fiscal year ended December 31, 2012. NBI’s operating income for the year ended December 31, 2012 included the reversal of a $4.3 million deferred tax asset valuation allowance as a result of its improved operating results compared to its 2011 fiscal year. Not including the impact of this reversal, NBI’s net income for its fiscal year ended December 31, 2012 would have been $3.3 million.

NBI’s interest income was $26.1 million for its period ended October 14, 2013 and $37.3 million for its fiscal year ended December 31, 2012. These results reflect continued declines in NBI’s interest-earning assets, as both its total loan and securities portfolios continued to contract during the applicable periods, as well as decreased yield on its loan portfolio resulting from increased margin compression. These trends were offset in part by participations of loans sold to NBI from Triumph Savings Bank in the amount of $11.8 million during the latter half of 2013 in anticipation of the Company’s acquisition of NBI. NBI’s declines in interest income on an annualized basis were offset in part by improvements in its interest expense and its provision for loan losses. Interest expense was $4.7 million for the period ended October 14, 2013 and $8.4 million for its fiscal year ended December 31, 2012. NBI’s interest expense associated with its deposit liabilities was $3.3 million for the period ended October 14, 2013 and $6.3 million for its fiscal year ended December 31, 2012. This decrease on an annualized basis was driven primarily by a reduction in the overall size of NBI’s outstanding deposits as well as reductions in interest rates being offered to customers. NBI’s provision for loan losses was $1.0 million for the period ended October 14, 2013 and $2.2 million for the year ended December 31, 2012, resulting from a reduction in the overall size of NBI’s total loans held for investment and overall continued improvements in its performance. NBI recorded net interest income after provision for loan losses of $20.4 million for the period ended October 14, 2013 and $26.6 million for the year ended December 31, 2012.

NBI’s noninterest income was $8.9 million for the period ended October 14, 2013 and $10.5 million for the period ended December 31, 2012. NBI’s primary components of noninterest income include service charges on its deposit accounts, including overdraft and non-sufficient funds fees, net gains (losses) on the sale of loans from its mortgage operations, periodic sales of securities, increase in the cash surrender value of bank-owned life insurance, gains/losses from the disposal of OREO and other income items including trust operations, ATM operations and debit/credit card fee income. While NBI recorded several noncore items in noninterest income in both periods (including gains from the sale of loans and investment securities as it continued to shrink its total asset size, as well as gains/losses on the disposal of OREO), recurring items such as service charges on deposit accounts and debit/credit card fee income remained largely flat on an annualized basis.

NBI’s noninterest expense was $25.2 million for the period ended October 14, 2013 and $32.6 million for the period ended December 31, 2012. NBI’s primary component of noninterest expense is salaries and employee benefits, which were $12.7 million for the period ended October 14, 2013 and $16.4 million for the period ended December 31, 2012, remaining largely flat on an annualized basis between the two periods. Other components of NBI’s recurring noninterest expense include premises and equipment, data processing and loan operations. NBI also incurred legal and professional fees of $1.6 million for the period ended October 14, 2013, of which $1.0 million were fees and expenses incurred in connection with NBI’s sale process and its ultimate acquisition by the Company. Legal and professional fees were $1.0 million for the year ending December 31, 2012.

Financial Condition

NBI’s total assets were $939.7 million as of October 14, 2013 and $950.6 million as of December 31, 2012. This decrease was due primarily to the sale of securities in NBI’s investment portfolio as part of the shrinking of its overall balance sheet and improving credit quality.

NBI’s total loans held for investment were $587.0 million as of October 14, 2013 and $571.2 million as of December 31, 2012. NBI’s aggregate increase in loans held for investment was due primarily to increases in its commercial lending portfolio, including $11.8 million of participations acquired from Triumph Savings Bank in anticipation of the acquisition as well as nominal net growth in its lending activities. The following table shows NBI’s loan portfolio by category as of October 14, 2013 and December 31, 2012:

(Dollars in millions)	October 14, 2013	% of Total	December 31, 2012	% of Total
Commercial real estate	$241.2	41.1%	$253.5	44.4%
Commercial and industrial	173.2	29.5%	142.9	25.0%
Construction and development	29.8	5.1%	30.2	5.3%
Residential real estate	92.7	15.8%	84.7	14.8%
Agricultural	35.5	6.0%	42.9	7.5%
Consumer	14.6	2.5%	17.0	3.0%

Total Loans	$587.0	100.0%	$571.2	100.0%

NBI’s primary loan categories are commercial and industrial lending, commercial real estate, including owner occupied and non-owner occupied, construction and development, residential real estate, agriculture and consumer. Commercial real estate loans were $241.2 million as of October 14, 2013 and $253.5 million as of December 31, 2012, decreasing as a result of increasingly competitive pricing with declining demand. Commercial and industrial lending totaled $173.2 million as of October 14, 2013 and $142.9 million as of December 31, 2012, increasing both due to the $11.8 million in participations of commercial credits acquired from Triumph Savings Bank prior to the acquisition as well as general growth in its existing portfolio. Residential real estate lending totaled $92.7 million as of October 14, 2013 and $84.7 million as of December 31, 2012, increasing primarily as a result of the retention of adjustable rate mortgages originated by its mortgage department. NBI’s construction and development loans totaled $29.8 million as of October 14, 2013 and $30.2 million as of December 31, 2012. NBI’s agriculture loans totaled $35.5 million as of October 14, 2013 and $42.9 million as of December 31, 2012. NBI’s consumer loans totaled $14.6 million as of October 14, 2013 and $17.0 million as of December 31, 2012. As a result of the Triumph Community Bank acquisition on October 15, 2013, we valued NBI’s loan portfolio at its fair value, resulting in a reduction in the aggregate carrying amount of the portfolio of $24.0 million.

NBI’s ALLL was $9.7 million as of October 14, 2013 and $10.1 million as of December 31, 2012. This represented an ALLL as a percentage of total loans of 1.65% and 1.77% respectively. This decrease was primarily attributable to NBI’s continued efforts to improve the overall credit quality of its portfolio for the periods indicated. As a result of our acquisition of NBI on October 15, 2013 we valued NBI’s loan portfolio at its fair value without carryover of its existing ALLL as of October 14, 2013. The bank’s non-performing assets were $14.9 million as of September 30, 2013 and $28.3 million as of December 31, 2012. This decrease was also primarily attributable to NBI’s continued efforts to improve the overall credit quality of its loan portfolio for the periods indicated.

As of October 14, 2013, NBI’s securities portfolio totaled $159.7 million compared to $179.7 million as of December 31, 2012, all of which were classified as held for sale with the exception of multiple issues of an investment classified as held to maturity in both periods with an amortized cost of $0.8 million. The reduction of NBI’s securities portfolio for the periods indicated was primarily due to NBI’s general efforts to shrink the overall size of its balance sheet for the periods indicated. For each of these periods, NBI’s securities portfolio consisted primarily of liquid securities with minimal credit risk including U.S Government agency obligations, agency mortgage-backed securities, local, state and municipal bonds and corporate bonds. As a result of our acquisition of NBI on October 15, 2013, we valued NBI’s securities portfolio at its fair value, which approximated its carrying value.

NBI’s total liabilities were $873.3 million as of October 14, 2013 and $883.4 million as of December 31, 2012. Deposits were $788.1 million as of October 14, 2013, of which $131.3 million were noninterest-bearing and $656.7 million were interest-bearing, and $799.9 million as of December 31, 2012, of which $139.7 were noninterest-bearing and $660.3 million of which were interest-bearing. NBI’s total deposits decreased for the periods indicated primarily as a result of NBI’s continued efforts to shrink its overall balance sheet during the periods indicated. For each of the periods indicated, NBI maintained short-term borrowing capacity under customer repurchase agreements secured by mortgage-backed securities and Federal Home Loan Bank advances, all of which we assumed as part of our acquisition of NBI on October 15, 2013 (see “Management Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Liabilities—Short-Term Borrowings”). In addition NBI maintained a senior secured note payable and senior convertible notes that we repaid and terminated in connection with the acquisition.

NBI’s common and Class A convertible preferred securities were terminated in connection with the acquisition and converted into the right to receive either cash or Company common or Class B convertible preferred stock, as applicable. The Company’s TARP Class B Preferred Stock, consisting of 24,664 shares of Series T-1 preferred stock and 1,233 shares of Series T-2 preferred stock, remained outstanding following the acquisition.

MANAGEMENT

Executive Officers

The following table sets forth information as of October 27, 2014 regarding individuals who are our executive officers.

Name	Age	Position
Aaron P. Graft	36	Director, Vice Chairman, Chief Executive Officer & President
R. Bryce Fowler	60	Executive Vice President, Chief Financial Officer, Treasurer
Raymond W. Sperring III	36	Executive Vice President
Gail Lehmann	57	Vice President, Secretary
Adam D. Nelson	36	Senior Vice President, General Counsel
Patricia L. Pittman	50	Assistant Vice President, Controller

Aaron P. Graft is our founder, vice chairman and Chief Executive Officer. He also serves as the Chief Executive Officer and a director of Triumph Savings Bank, is the Chairman of Triumph Business Capital and is a director of Triumph Community Bank. Prior to establishing Triumph Bancorp, Mr. Graft served as the founder and President of Triumph Land and Capital Management, LLC, where he oversaw the management of several multifamily and commercial real estate projects in receivership and led the acquisition of multiple pools of distressed debt secured by multifamily projects. Prior to Triumph, Mr. Graft worked for Fulbright & Jaworski, LLP (now Norton Rose Fulbright LLP) where he focused on distressed loan workouts. Mr. Graft received a bachelor of arts, cum laude, and a juris doctorate, cum laude, from Baylor University. Mr. Graft is a member of Young Presidents’ Organization, and in 2014 he was recognized by the Dallas Business Journal with the “40 Under 40” award.

R. Bryce Fowler has served as our executive vice president, chief financial officer and treasurer since 2010. He also serves as chief executive officer, president and public information officer of Triumph Savings Bank. Previously, Mr. Fowler was a partner in Cyma Fund Advisors, which managed a $100 million capital investment in a leveraged mortgage-backed securities portfolio. He also served as a director, president and chief financial officer of Bluebonnet Savings Bank, FSB, a $3+ billion Southwest Plan institution formed from the acquisition of 15 failed institutions in 1988. He was a member of the executive committee that led Bluebonnet through the acquisition and consolidation of these institutions, implemented and managed the government assistance agreement, expanded its state-wide lending operations to be national in scope and was one of the principal architects in the development and implementation of Bluebonnet’s transition to a wholesale institution focused primarily in MBS investment strategies. Prior to that, Mr. Fowler was an auditor for David, Kinard & Company, working primarily on financial institution clients. Mr. Fowler received a bachelor of business administration from the University of Texas—Arlington and is a certified public accountant in Texas (license inactive).

Raymond W. Sperring III has served as executive vice president since 2012. Previously, Mr. Sperring served as partner and chief investment officer for ten years at TriVest Residential LLC, a real estate investment firm. While at TriVest, he was directly responsible for over $850 million in capital transactions. Prior to TriVest, he worked in the development and asset management groups at the Archon Group, a real estate investment subsidiary of Goldman Sachs. Mr. Sperring received a bachelor of arts in finance and management information systems from Baylor University and is a chartered financial analyst (CFA) charter holder.

Gail Lehmann has served as our vice president and secretary since 2010. She also serves as executive vice president, chief operating officer, chief information officer and secretary of Triumph Savings Bank. Previously, Ms. Lehmann served as corporate compliance officer and senior vice president of risk management for Bluebonnet Savings Bank, FSB, a $3 billion wholesale thrift. Ms. Lehmann has been in the banking industry for more than 30 years and has experience in all facets of banking operations with particular emphasis on regulatory compliance, risk management, information technology and venture capital environments. She also has expertise in the area of property and subsidiary management. Ms. Lehmann received a bachelor of science, with a major in public administration/political science and a minor in criminal justice, from the University of Illinois.

Adam D. Nelson has served as our Senior Vice President and General Counsel since 2013. He also serves as Senior Vice President and General Counsel of Triumph Savings Bank and Senior Vice President, General Counsel and Chief Compliance Officer of Triumph Capital Advisors. Previously, Mr. Nelson served as Vice President and Deputy General Counsel of ACE Cash Express, Inc., a financial services retailer. Prior to that, Mr. Nelson was an attorney with the firm of Weil Gotshal & Manges, LLP, where he focused on mergers and acquisitions, management led buyouts and private equity transactions. Mr. Nelson received a bachelor of arts in economics, magna cum laude, from Baylor University and a juris doctorate, cum laude, from Harvard Law School.

Patricia L. Pittman has served as our assistant vice president and controller since 2012 and previously served as executive vice president and chief financial officer of Triumph Savings Bank. Prior to this, she served as vice president of treasury for Lanelogic, Inc. (Caroffer), where she was responsible for the management of the company’s accounting, finance and cash management functions, as well as human resources. Ms. Pittman also served as controller for Cyma Fund Advisors, an investment fund with $100 million of capital under management with a $1.3 billion leverage investment portfolio. Her banking experience also includes 15 years with Bluebonnet Savings, FSB, where her responsibilities included management of the accounting and back office operations in support of investment portfolio, funding and hedging activities. She has direct experience in preparation of interest rate risk measurements, financial forecasts and budgets, cash management, wholesale funding and reporting for the board of directors. Ms. Pittman received a bachelor of business administration in accounting from the University of Texas—Arlington. She is also a certified public accountant.

Board of Directors

The following table sets forth information as of October 27, 2014 regarding individuals who are expected to serve as members of our board of directors upon completion of this offering.

Name	Age	Position
Charles A. Anderson	54	Director
Richard Davis	61	Director
Robert Dobrient	52	Director
Aaron P. Graft	36	Director, Vice Chairman, Chief Executive Officer & President
Douglas M. Kratz	63	Director
Maribess L. Miller	61	Director
Michael P. Rafferty	60	Director
Carlos M. Sepulveda, Jr.	57	Director and Executive Chairman
C. Todd Sparks	47	Director
Justin N. Trail	43	Director
Derek R. McClain	59	Director Nominee

Charles A. Anderson has served on our board of directors since 2010. In 2003, Mr. Anderson co-founded Bandera Ventures, Ltd., a firm focused on industrial development and acquisitions, distressed office acquisitions and long-term lease opportunities. Prior to that, Mr. Anderson was associated with the Trammell Crow Company where he served as senior executive director, responsible for the Development and Investment Group for the Western half of the United States. Since 2014, Mr. Anderson has served on the board of directors and as a member of the investment and audit committees of Highwoods Properties, Inc. (NYSE: HIW), a publicly traded real estate investment trust. He earned his bachelor of business administration and masters of business administration from Southern Methodist University, where he graduated summa cum laude. Mr. Anderson’s extensive experience in business and finance qualify him to serve on our board of directors.

Richard Davis has served on our board of directors since 2010. He is founder and chief executive officer of Dallas-based DAVACO, Inc., a leading provider of retail, restaurant and hospitality service solutions. In 2000 and 2006, Mr. Davis was a finalist for the Ernst & Young Entrepreneur of the Year award and in 2006, he was inducted into the Retail Construction Hall of Fame. Mr. Davis currently serves on The Salvation Army’s Dallas/

Fort Worth Metroplex Advisory Board and The Board of Advisors of the Baylor Angel Network with the Hankamer School of Business of Baylor University. Mr. Davis’ extensive experience in business qualifies him to serve on our board of directors.

Robert Dobrient has served on our board of directors since 2010. He is currently chairman and chief executive officer of Savoya, an industry-leading provider of chauffeured ground transportation services. Prior to establishing Savoya in 2000, Mr. Dobrient was cofounder and president of Max America, a same-day delivery and logistics firm that won Inc. “500” honors for three consecutive years in the early 1990s. He serves on the board of the Murphy Center for Entrepreneurship at University of North Texas, where he earned his bachelor of business administration. Mr. Dobrient also serves as a mentor and director at Mercy Street, a program supporting inner-city youth in West Dallas. Mr. Dobrient’s extensive business experience qualifies him to serve on our board of directors.

Douglas M. Kratz has served on our board of directors since 2013. Prior to the Company’s October 2013 Triumph Community Bank acquisition, Mr. Kratz served as chairman of the board and CEO of National Bancshares, Inc. and vice chairman of Triumph Community Bank in Bettendorf, Iowa since 2001. Over the past 30 years, Mr. Kratz has been a director and a principal investor in numerous community banking organizations and privately-held non-financial services related entities. Mr. Kratz’s extensive business and banking experience, as well as his long-standing community business and banking relationships in the Quad Cities Metropolitan Area, qualify him to serve on our board of directors.

Maribess L. Miller was elected to our board of directors in July 2014. Ms. Miller was a member of the public accounting firm PricewaterhouseCoopers LLP from 1975 until 2009, including serving as the North Texas Market Managing Partner from 2001 until 2009; as Southwest Region Consumer, Industrial Products and Services Leader from 1998 until 2001; and as Managing Partner of that firm’s U.S. Healthcare Audit Practice from 1995 to 1998. Since 2010, Ms. Miller has served as a member of the board of directors and chair of the audit committee for Zix Corporation (NASDAQ: ZIXI). Ms. Miller is also a member of the board of directors and chair of the audit committee for Midmark Corp., a privately-held medical supply company. She was appointed in 2009 by Governor Rick Perry to the Texas State Board of Public Accountancy and serves on the behavioral enforcement (chair), rules and executive committees. She is past Board Chair for the Texas Health Institute and serves on the boards of the TCU Neeley School of Business and the North Texas Chapter of the National Association of Corporate Directors. She graduated cum laude with a bachelor’s degree in Accounting from Texas Christian University. Ms. Miller is a Certified Public Accountant. Ms. Miller’s extensive business experience qualifies her to serve on our board of directors.

Michael P. Rafferty was elected to our board of directors in July 2014 and serves as Chairman of the Audit Committee. Mr. Rafferty was a member of the public accounting firm Ernst & Young LLP from 1975 until 2013, was admitted as Partner of the Firm in 1988, and served as the Audit Practice Leader for the Southwest Region from 2004 to 2013. During his career with Ernst & Young, he primarily served clients in the financial services and healthcare industries. Mr. Rafferty graduated with a Bachelor of Science degree in Accounting from the University of New Orleans. Mr. Rafferty is a Certified Public Accountant and is licensed in Texas and Louisiana. Mr. Rafferty’s extensive experience in the financial services industry qualifies him to serve on our board of directors.

Carlos M. Sepulveda, Jr. has served on our board of directors since 2010 and became executive chairman in 2013. He was also named vice chairman of Triumph Community Bank in 2013. Since March 2014, Mr. Sepulveda has served on the board of directors of Savoya, a chauffeured ground transportation service provider. Since 2013, Mr. Sepulveda has served as a director and chairman of the audit committee at of the Matador Resources Company (NYSE: MTDR) and since 2007, he has served as a director and chairman of the audit committee at for Cinemark Holdings, Inc. (NYSE: CNK). Mr. Sepulveda joined Interstate Battery System International, Inc. in 1990, served on its board of directors since 1995 and as its president and chief executive officer from 2004 until 2013. Prior to joining Interstate Battery, Mr. Sepulveda gained more than 10 years of audit experience with KPMG, including a concentration in community banks. Mr. Sepulveda received a bachelor of business administration with highest honors from the University of Texas at Austin. He is a certified public accountant (CPA) and is a member of the American Institute of CPAs and Texas Society of CPAs. Mr. Sepulveda’s extensive experience in business and finance qualify him to serve on our board of directors.

C. Todd Sparks has served on our board of directors since 2010. He is vice president and chief financial officer of Discovery Operating Inc., where he has been employed since 1992. He currently serves on the board of directors for Patriot Drilling, LLC, FirstCapital Bank of Texas, First Bank of Texas (Holding Company), Trace Engines, LLC and High Sky Children’s Ranch. Mr. Sparks received a bachelor of business administration from Baylor University in 1989 and a master of business administration from Texas A&M University in 1992. Mr. Sparks’ extensive business and banking experience, as well as his long-standing business and banking relationships in the community, qualify him to serve on our board of directors.

Justin N. Trail has been a member of our board of directors since 2010. He is the founder and president of Commercial Insurance Solutions Group, LLC, a national retail insurance brokerage company specializing in the risk management of real estate investment portfolios, founder and CEO of C1 Insurance Group and cofounder and director of Spicewood Funding Group, a specialty finance company. Mr. Trail serves as a director at Triumph Business Capital, chairman at Triumph Insurance Group and chairman of the Personnel Committee and director at Triumph Savings Bank. He also serves as a director at the NMHC and numerous non-profit organizations and is currently president-elect of The Feed Store. Mr. Trail graduated from Texas A&M University with a bachelor of science in 1994 and a master’s degree in 1996. Mr. Trail’s extensive business and banking experience qualify him to serve on our board of directors.

Derek R. McClain is a director nominee who is expected to join our board of directors following the consummation of this offering. He is an investor and an independent management and financial consultant. From 1998 through 2006, Mr. McClain served as General Counsel and then Chief Financial Officer of Trammell Crow Company, a public real estate services company. From 1981 through 1997, he practiced corporate and securities law with Vinson & Elkins LLP. Mr. McClain also serves on the boards of directors of Mutual of Omaha Insurance Company, Davaco, Inc. and The McShane Companies. He graduated from the University of Kansas in 1977 with a Bachelor of Science in Business Administration and from the University of California (Berkeley) in 1981 with both a Juris Doctorate and Masters in Business Administration. We have submitted a management interlock waiver request to the Federal Reserve Bank of Dallas regarding Mr. McClain’s service on our board of directors while also serving on the board of Mutual of Omaha Insurance Company, which waiver would be required at such time as we reach $1.5 billion in total assets. If such waiver request is not granted by the Federal Reserve, we will be required to replace Mr. McClain as a director within a permitted transitional period following such time as we have total assets in excess of $1.5 billion.

Election and Classification of Directors

In accordance with the terms of our charter, our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms and is divided as follows:

•	The Class I directors are Aaron P. Graft, Robert Dobrient and Maribess L. Miller, and their term will expire at the annual meeting of stockholders expected to be held in 2015;

•	The Class II directors are Douglas M. Kratz, Richard Davis, Michael P. Rafferty and C. Todd Sparks, and their term will expire at the annual meeting of stockholders expected to be held in 2016; and

•	The Class III directors are Carlos M. Sepulveda, Jr., Charles A. Anderson and Justin N. Trail, and their term will expire at the annual meeting of stockholders expected to be held in 2017. Derek R. McClain is also expected to be a Class III director following the consummation of this offering.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualifies, in accordance with our charter. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist, as nearly as possible, of one-third of the directors.

Director Independence

Under the rules of the NASDAQ Global Select Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Global Select Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members and our director nominee based upon the rules of the NASDAQ Global Select Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Aaron P. Graft, Douglas M. Kratz and Carlos M. Sepulveda, Jr., each of our current directors and our director nominee is an independent director, as defined under the applicable rules.

Leadership Structure

Different individuals serve as our Chief Executive Officer and Executive Chairman because our board of directors has determined that the separation of these offices enhances our board of directors’ independence and oversight. Moreover, the separation of these roles allows our Chief Executive Officer to better focus on his growing responsibilities of running the Company, enhancing stockholder value and expanding and strengthening the Company’s franchise while allowing the Chairman to lead our board of directors in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Carlos M. Sepulveda, Jr., serves as Executive Chairman of our board of directors, and Aaron P. Graft serves as our Chief Executive Officer and President.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, no members of our Compensation Committee will be or will have been an officer or employee of the Company or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee. The Audit Committee assists the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and risk assessment and risk management. Among other things, the Audit Committee:

•	annually reviews the Audit Committee charter and the committee’s performance;

•	appoints, evaluates and determines the compensation of our independent auditors;

•	reviews and approves the scope of the annual audit, the audit fee and the financial statements;

•	reviews disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information;

•	oversees investigations into complaints concerning financial matters, if any; and

•	reviews other risks that may have a significant impact on our financial statements.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

Upon completion of this offering, the Audit Committee will be composed solely of members who satisfy the applicable independence and other requirements of the SEC and the NASDAQ Global Select Market for Audit Committees and at least one of its members will be an “audit committee financial expert.” Before completion of this offering, the Audit Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.triumphbancorp.com.

Compensation Committee. The Compensation Committee is responsible for discharging the board of directors’ responsibilities relating to compensation of the executives and directors. Among other things, the Compensation Committee:

•	evaluates human resources and compensation strategies;

•	reviews and approves objectives relevant to executive officer compensation;

•	evaluates performance and determines the compensation of the Chief Executive Officer in accordance with those objectives;

•	approves any changes to non-equity based benefit plans involving a material financial commitment;

•	recommends to the board of directors compensation for directors;

•	prepares the compensation committee report required by SEC rules to be included in our annual report; and

•	evaluates performance in relation to the Compensation Committee charter.

Upon completion of this offering, the Compensation Committee will be composed solely of members who satisfy the applicable independence requirements of the SEC and the NASDAQ Global Select Market. Before completion of this offering, the Compensation Committee will adopt a written charter that, among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.triumphbancorp.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. Among other things, the Nominating and Corporate Governance Committee will:

•	identify individuals qualified to be directors consistent with the criteria approved by the board of directors and recommending director nominees to the full board of directors;

•	ensure that the Audit and Compensation Committees have the benefit of qualified “independent” directors;

•	oversee management continuity planning;

•	lead the board of directors in its annual performance review; and

•	take a leadership role in shaping the corporate governance of our organization.

The members of our Nominating and Corporate Governance Committee will be designated prior to the closing of this offering. The written charter for our Nominating and Corporate Governance Committee will be available on our website at www.triumphbancorp.com.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics (our “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to Corporate Secretary, Triumph Bancorp, Inc., 12700 Park Central Drive, Suite 1700, Dallas, Texas 75251. If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended December 31, 2013, which consist of our principal executive officer and the two other most highly compensated executive officers, are: (i) Aaron P. Graft, Director, Vice Chairman, Chief Executive Officer and President; (ii) R. Bryce Fowler, Executive Vice President, Chief Financial Officer and Treasurer; and (iii) Gail Lehmann, Vice President and Secretary.

Summary Compensation Table for 2013

The following summary compensation table provides information regarding the compensation paid, awarded to or earned for our fiscal years ended December 31, 2013 and 2012 for our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers on December 31, 2013 and 2012, as applicable.

Name and Principal Position	Year	Salary ($)(1)	Bonus(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Aaron P. Graft	2013	245,000	159,150	44,375	—	—	—	21,011	469,536
Director, Vice Chairman, CEO & President	2012	225,000	88,750	—	—	—	—	20,811	334,561

R. Bryce Fowler	2013	235,000	98,700	49,375	—	—	—	10,200	393,275
Executive Vice President, CFO & Treasurer	2012	225,000	98,750	—	—	—	—	10,000	333,750

Gail Lehmann	2013	220,000	77,000	42,250	—	—	—	10,200	349,450
Vice President & Secretary	2012	215,000	84,500	—	—	—	—	8,600	308,100

(1)	Reflects actual base compensation paid through the end of the applicable fiscal year.
(2)	Reflects a cash amount with respect to discretionary cash bonus earned with respect to fiscal year 2012 and 2013.
(3)	The value of the stock awards included in the Summary Compensation Table is based on the aggregate grant date fair value computed in accordance with ASC 718. For assumptions used in determining these values, see “—Determination of the Fair Value of Stock-Based Compensation Grants.” See “Outstanding Equity Awards at Fiscal Year 2013 Year End” table for additional information regarding the vesting parameters that are applicable to these awards.
(4)	Includes the following amounts paid to or on behalf of the named executive officers in fiscal year 2013:

Name	Triumph Savings Bank Contribution to Defined Contribution Plan ($)	Car Allowance ($)	Club Memberships ($)	Total ($)
Aaron P. Graft	10,200	6,000	4,811	21,011
R. Bryce Fowler	10,200	—	—	10,200
Gail Lehmann	10,200	—	—	10,200

Outstanding Equity Awards at Fiscal Year-End for 2013

The following table shows the number of restricted shares of our common stock held by our named executive officers as of December 31, 2013. All of the awards shown in the table below were granted under the Triumph Bancorp, Inc. 2014 Amended and Restated Restricted Stock Plan (the “Restricted Stock Plan”). On July 22, 2014 the board of directors accelerated the vesting of the remainder of these outstanding unvested restricted shares effective as of August 1, 2014. As of August 1, 2014 all restricted shares have vested. In advance of this offering, we intend to terminate the Restricted Stock Plan.

Name	Grant Date	Number of Shares or Units That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Aaron P. Graft	3/31/2013	4,120	59,946
R. Bryce Fowler	3/31/2013	4,584	66,698
Gail Lehmann	3/31/2013	3,923	57,080

(1)	Restricted stock granted under the Restricted Stock Plan vests ratably over three years on each anniversary of the date of grant, subject to continued employment. Vesting may be accelerated upon retirement, termination of employment due to death or disability or upon a change in control. On March 31, 2014, one-third of these restricted shares vested, and on July 22, 2014 the board of directors accelerated the vesting of the remainder of these restricted shares effective as of August 1, 2014. As of August 1, 2014 all restricted shares or units have vested. In advance of this offering, we intend to terminate the Restricted Stock Plan.
(2)	Valuation based on a per share price of our common stock on December 31, 2013 of $14.55, computed in accordance with ASC 718. For assumptions used in determining these values, see “—Determination of the Fair Value of Stock-Based Compensation Grants.”

Employment Agreements

Triumph Savings Bank has entered into employment agreements with each of our named executive officers. The following is a summary of the material terms of such agreements.

The employment agreements provide for three-year terms, subject to automatic renewal for additional one-year terms, unless any party to the agreement provides no less than 60 days’ notice prior to the expiration of the applicable term or unless terminated earlier pursuant to the terms of the applicable employment agreement.

The employment agreements provide for an annual base salary of $245,000, $225,000 and $215,000 (which have been increased in the discretion of the board of directors to the salaries set forth in the table above) for Mr. Graft, Mr. Fowler and Ms. Lehmann, respectively. Subject to the final absolute discretion of the Personnel Committee and/or Triumph Savings Bank’s board of directors, the named executive officers may be entitled to a discretionary cash bonus. The cash bonus is allocated such that 50% is paid in the form of cash and 50% is paid in the form of restricted stock awarded under the Restricted Stock Plan, as amended, in which the named executive officers are eligible to participate (which is subject to adjustment by the board of directors and has historically been paid 70% cash and 30% restricted stock). The named executive officers are also eligible to participate in employee benefits plans as determined by Triumph Savings Bank. Mr. Graft is further entitled to a company automobile or monthly car allowance, dues and costs for professional organizations in which Mr. Graft’s participation enhances the reputation of the Company, and monthly dues for a membership at a country club of Mr. Graft’s choice, all as approved by the Personnel Committee. Ms. Lehmann is entitled to reimbursement for any out-of-pocket premiums paid by Ms. Lehmann to maintain her private health insurance, capped at the amount that Triumph Savings Bank would have paid if Ms. Lehmann had participated in the health plan provided to all employees of Triumph Savings Bank.

If any of the named executive officers’ employment is terminated by Triumph Savings Bank other than for cause (as defined below), due to death or total disability (as defined below), due to resignation as a result of a reduction in annual base salary of more than 20% (unless such reduction is applied to all executive officers, or alternatively is suggested by the executive), as a result of the expiration of the applicable term of employment due to non-renewal by Triumph Savings Bank, for any reason concurrent with a change of control (as defined below), or if, in connection with a change of control, the named executive officer is not offered substantially the same position, duties, compensation, and benefits as exist as of the date of a change of control by a successor then such named executive officer is entitled to (i) accrued expenses, (ii) an amount equal to one times base salary, payable in a lump sum, and (iii) twelve months of welfare benefit continuation. Receipt of severance is subject to execution (and non-revocation) of a general release of claims and is subject to regulations regarding employee compensation promulgated by any regulatory agency having jurisdiction over Triumph Savings Bank and its affiliates (including 12 C.F.R. Part 359).

In the event that, in connection with a change of control, Mr. Fowler or Ms. Lehmann is offered a position by a successor with substantially the same position, duties, compensation, and benefits as exist as of the date of a change of control, but the applicable named executive officer elects not to continue employment with such successor, such named executive officer is entitled to (i) accrued expenses, (ii) an amount equal to one-half times base salary, payable in a lump sum, and (iii) six months of welfare benefit continuation.

Upon termination of employment by Triumph Savings Bank for cause, the named executive officers are entitled to accrued expenses only.

In the event that any of the named executive officers receives payments or benefits in connection with a change in control such that an excise tax imposed by Section 4999 of the Code applies, such named executive officer is entitled to a gross-up payment in an amount such that, after payment of all taxes (including interest and penalties imposed with respect thereto), such named executive officer retains an amount as if the excise tax did not apply.

The employment agreements provide for certain restrictive covenants including a perpetual confidentiality covenant, a return of company property covenant, and a one-year employee, supplier, material business relationship, investor (Mr. Fowler only) and contractor non-solicitation covenant.

“Change of Control” is defined in the employment agreements as: (i) a reorganization, merger, consolidation or other corporate transaction involving Triumph Savings Bank, with respect to which the holders of the voting securities of Triumph Savings Bank immediately prior to such transaction do not, immediately after the transaction, own more than 50% of the combined voting power of the reorganized, merged or consolidated entity’s then outstanding voting securities; (ii) the sale, transfer or assignment of all or substantially all of the assets of Triumph Savings Bank; or (iii) the acquisition by any individual, entity or “group,” within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act (a “Person”), or beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of voting securities of Triumph Savings Bank where such acquisition causes any such Person to own 50% or more of the combined voting power of Triumph Savings Bank’s then outstanding voting securities; provided however, that a change of control will not be deemed to have occurred if a Person becomes the beneficial owner of 50% of the combined voting power of Triumph Savings Bank’s then outstanding voting securities solely as a result of the repurchase of voting securities by Triumph Savings Bank. An issuance of common stock by the Triumph Consolidated Cos., LLC and Triumph Bancorp, Inc., or any issuance of equity or debt by an affiliate of Triumph Consolidated Cos., LLC and Triumph Bancorp, Inc. (including an issuance that is registered with the SEC and any state securities board, or that is exempt from registration with the SEC and/or any state securities board pursuant to any federal or state law or regulation), including, but not limited to Triumph Consolidated Cos., LLC, Triumph Savings Bank, or any subsidiary thereof, to new investors pursuant to a plan adopted by the board of directors of Triumph Consolidated Cos., LLC and Triumph Bancorp, Inc., as part of its overall growth plan for Triumph Consolidated Cos., LLC and Triumph Bancorp, Inc., and wherein a majority of the persons who were members of the board of directors of Triumph Consolidated Cos., LLC and Triumph Bancorp, Inc., preceding such capital offering remain after its completion will not constitute a change of control.

“Cause,” as defined in the employment agreements, is a good faith determination that the applicable named executive officer: (i) has misappropriated, stolen or embezzled funds or property from Triumph Savings Bank or an affiliate, or secured or attempted to secure personally any profit in connection with any transaction entered into on behalf of Triumph Savings Bank or any affiliate, (ii) has been convicted of a felony or entered a plea of ‘nolo contendere’ which in the reasonable opinion of Triumph Savings Bank brings the executive into disrepute or is likely to cause material harm to Triumph Savings Bank’s (or any of its affiliate’s) business, customer or supplier relations, financial condition or prospects, (iii) has neglected his duties hereunder, (iv) has materially violated the confidentiality covenant in his employment agreement or (v) has willfully violated or breached any material provision of his employment agreement in any material respect or violated any material law or regulation.

“Total Disability” is defined in the employment agreements as the inability of the named executive officer, due to a physical or a mental condition, to perform the essential functions of such named executive officer’s job, with or without accommodation, for any period of 180 consecutive days; provided that the return of the named executive officer to his or her duties for periods of 15 days or less will not interrupt such 180-day period.

2013 Director Compensation

In 2013, we paid each of our non-employee directors (other than Douglas M. Kratz) a quarterly cash retainer of $900. In addition, each of our non-employee directors (other than Mr. Kratz) received a monthly cash retainer of $300 for service on the board of directors of Triumph Savings Bank. Mr. Kratz did not receive a cash retainer for service on either our board of directors or the board of directors of Triumph Savings Bank; however, he received a pro-rata portion of his annual compensation in respect of his service on the board of directors of Triumph Community Bank attributable to the two and one-half months following our acquisition of Triumph Community Bank on October 15, 2013. During 2013, all director compensation was paid cash. Our employee and non-employee directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors, and are also entitled to the protection provided by the indemnification provisions in our charter and bylaws.

We are in the process of adopting a new director compensation policy for our non-employee directors that we expect will provide for compensation in the form of annual grants of stock as well as cash retainers. Such arrangements, once adopted, will be described in subsequent amendments to this prospectus.

In the interim, in connection with their service on our board of directors in 2014, we granted each of our directors (other than Aaron Graft, our Chief Executive Officer, and each of Michael Rafferty and Maribess Miller, who were elected to our board of directors in July 2014) shares of our common stock with a grant date fair value equal to $10,000 (687 shares based on a grant date price per share of $14.55, rounded down to the nearest whole share). Ms. Miller will receive a $10,000 cash retainer for her service on our board of directors in 2014 and Mr. Rafferty will receive a $35,000 cash retainer for his service on our board of directors and as chairman of our Audit Committee in 2014. In addition, in 2014, those of our directors who also serve on the boards of directors of Triumph Savings Banks and Triumph Community Bank will receive compensation for such service, consisting of an annual cash retainer of $16,000 for service on the boards of directors of both banks, an additional annual cash retainer of $3,000 for service as chair of the board of directors of either bank, and additional cash retainers for service on committees ($2,500 for being a member of the Audit or Executive Loan Committees, $2,500 for being an Audit or Executive Loan Committee chair, $1,500 for being a member of the ALCO Committee and an additional $1,000 for being an ALCO Committee chair).

The following table sets forth compensation paid, earned or awarded during 2013 to each of our directors. The table also includes compensation earned by each director that is attributable to such director’s service on the board of directors of Triumph Savings Bank or Triumph Community Bank, as applicable.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)(1)	Total Compensation ($)
Charles A. Anderson, Richard Davis, Robert Dobrient, C. Todd Sparks, Justin N. Trail	3,600	3,600	7,200
Aaron P. Graft(2)	—	—	—
Douglas M. Kratz	—	1,813	1,813
Carlos M. Sepulveda, Jr.(3)	1,200	1,200	2,400

(1)	Reflects cash retainers received for service on the boards of directors of our subsidiary banks. Our non-employee directors other than Mr. Kratz each received a monthly cash retainer of $300 for service on the board of directors of Triumph Savings Bank. Mr. Kratz received a pro-rata portion of his annual compensation in respect of his service on the board of directors of Triumph Community Bank attributable to the two and one-half months following our acquisition of Triumph Community Bank on October 15, 2013.
(2)	Mr. Graft was not compensated for his services as a director in 2013.
(3)	In May 2013, when Mr. Sepulveda became our executive chairman, he ceased receiving non-employee director board fees. Accordingly, the above table reflects cash retainers for two quarters of service on our board of directors and cash retainers for five months of service on the board of directors of Triumph Savings Bank.

2014 Omnibus Incentive Plan

Introduction

In connection with this offering, we have adopted the 2014 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”), and other awards that may be settled in, or based upon the value of, our common stock. Set forth below is a summary of the material features of the Omnibus Incentive Plan. This summary is qualified in its entirety by the actual Omnibus Incentive Plan, as adopted in connection with this offering.

Purpose

The purpose of the Omnibus Incentive Plan is to give us a competitive advantage in attracting, retaining and motivating officers, employees, directors, and/or consultants and to provide us with a means of providing incentives for future performance of services directly linked to the profitability of our business and increases in stockholder value.

Administration

The Omnibus Incentive Plan will be administered by our board of directors or a committee of our board of directors as our board of directors may from time to time designate, which we refer to as the “Committee”. Among other things, the Committee has the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of common stock to be covered by each award, and to determine the terms and conditions of any such awards. Subject to certain exceptions in the Omnibus Incentive Plan, applicable law, and the listing standards of the applicable exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members or persons selected by it. The Omnibus Incentive Plan is intended to be subject to the relief set forth in Treasury Regulation Section 1.162-27(f)(1) and shall be administered and interpreted accordingly.

Eligibility

Generally, current and prospective (to the extent they have accepted an offer of employment or consultancy) directors, officers, employees, and/or consultants to us and any of our subsidiaries and affiliates are eligible to be granted awards under the Omnibus Incentive Plan.

Shares Subject to the Omnibus Incentive Plan

The aggregate number of shares of our common stock available for issuance under the Omnibus Incentive Plan is 1,200,000 shares. The maximum number of shares that may be granted pursuant to options intended to be incentive stock options is 1,200,000 shares.

The shares of common stock subject to grant under the Omnibus Incentive Plan may be made available from authorized and unissued shares, treasury shares or shares purchased on the open market. To the extent that any award is forfeited, or any stock option or SAR terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of common stock subject to such awards not delivered as a result thereof will again be available for awards under the Omnibus Incentive Plan. If the exercise price of any stock option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of common stock (by either actual delivery or by attestation), only the number of shares of common stock issued net of the shares of common stock delivered or attested, will be deemed to be granted for purposes of the share limits under the Omnibus Incentive Plan.

The Omnibus Incentive Plan provides that in the event of certain extraordinary corporate transactions or events affecting us, the Committee or our board of directors will make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the Omnibus Incentive Plan, (2) the various maximum limitations set forth in the Omnibus Incentive Plan, (3) the number and kind of shares or other securities subject to outstanding awards and (4) the exercise price of outstanding options and SARs. In the case of corporate transactions such as a merger or consolidation, such adjustments may include the cancellation of outstanding awards in exchange for cash or other property or the substitution of other property for the shares subject to outstanding awards.

Awards

As indicated above, several types of awards can be made under the Omnibus Incentive Plan. A summary of these awards is set forth below.

Stock Options and SARs

Stock options granted under the Omnibus Incentive Plan may either be incentive stock options, which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or nonqualified stock options, which do not qualify for this favorable tax treatment. Stock appreciation rights granted under the Omnibus Incentive Plan may either be “tandem SARs,” which are granted in conjunction with a stock option, or “free-standing SARs,” which are not granted in tandem with a stock option.

Each grant of stock options or SARs under the Omnibus Incentive Plan will be evidenced by an award agreement that specifies the exercise price, the duration of the award, the number of shares to which the award pertains and such additional limitations, terms and conditions as the Committee may determine, including, in the case of stock options, whether the options are intended to be incentive stock options or nonqualified stock options. The Omnibus Incentive Plan provides that the exercise price of stock options and SARs will be determined by the Committee, but may not be less than 100% of the fair market value of the stock underlying the stock options or SARs on the date of grant. Award holders may pay the exercise price in cash or, if set forth in an applicable award agreement, in common stock (valued at its fair market value on the date of exercise), by “cashless exercise” through a broker, or by withholding shares otherwise receivable on exercise. The term of stock options and SARs will be determined by the Committee, but may not exceed ten years from the date of grant. The Committee will determine the vesting and exercise schedule and other terms of stock options and SARs, and the extent to which they will be exercisable after the award holder’s service with Triumph terminates.

Restricted Stock

Restricted stock may be granted under the Omnibus Incentive Plan with such restrictions as the Committee may designate. The Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. Except for these restrictions and any others imposed under the Omnibus Incentive Plan or by the Committee, upon the grant of restricted stock under the Omnibus Incentive Plan, the recipient will have rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock; however, whether and to what extent the recipient will be entitled to receive cash or stock dividends paid, either currently or on a deferred basis, will be set forth in the award agreement.

Restricted Stock Units

The Committee may grant restricted stock units payable in cash or shares of common stock, conditioned upon continued service and/or the attainment of performance goals (as described below) determined by the Committee. We are not required to set aside a fund for the payment of any restricted stock units and the award agreement for restricted stock units will specify whether, to what extent and on what terms and conditions the applicable participant will be entitled to receive dividend equivalents with respect to the restricted stock units.

Other Stock-Based Awards

The Committee may grant unrestricted shares of our common stock, or other awards denominated in our common stock, alone or in tandem with other awards, in such amounts and subject to such terms and conditions as the Committee determines from time to time in its sole discretion as, or in payment of, a bonus, or to provide incentives or recognize special achievements or contributions.

Other Performance Awards

Under the Omnibus Incentive Plan, the Committee may provide that the grant, vesting or settlement of an award granted under the Omnibus Incentive Plan is subject to the attainment of one or more performance goals.

The Committee has the authority to establish any performance objectives to be achieved during the applicable performance period when granting performance awards.

Termination of Employment

The impact of a termination of employment on an outstanding award granted under the Omnibus Incentive Plan, if any, will be set forth in the applicable award agreement.

Treatment of Outstanding Equity Awards following a Change in Control

The Omnibus Incentive Plan provides that, unless otherwise set forth in an award agreement, in the event of a change in control (as defined in the Omnibus Incentive Plan), (1) any stock option or SAR will become fully exercisable and vested, (2) the restrictions on any restricted stock will lapse and the shares will vest and become transferable, (3) all restricted stock units will be considered earned and payable in full and any restrictions will lapse, and (4) any performance-based awards will be deemed earned and payable in full, with the applicable performance goals to be deemed achieved at the greater of target or actual performance through the date of the change in control. The Committee may also make additional adjustments and/or settlements of outstanding equity awards as it deems appropriate and consistent with the purposes of the Omnibus Incentive Plan.

A “change in control” is generally deemed to occur under the Omnibus Incentive Plan upon:

(i) the acquisition by any individual, entity, or group of “beneficial ownership” (pursuant to the meaning given in Rule 13d-3 under the Exchange Act) of 30% or more of either (a) the outstanding shares of our common stock, or (b) the combined voting power of our then outstanding voting securities, with each of clauses (a) and (b) subject to certain customary exceptions;

(ii) individuals who, as of the date the Omnibus Incentive Plan is adopted, constitute the board of directors cease to constitute at least a majority of the board of directors, with directors whose appointment or election is endorsed by at least a majority of the incumbent directors then on the board of directors being considered incumbent directors for this purpose (subject to certain customary exceptions);

(iii) the consummation of a merger, a sale or other disposition by us of all or substantially all of our assets, or any other business combination of Triumph with any other corporation, other than any merger or business combination following which (a) the individuals and entities that were the beneficial owners of our outstanding common stock and voting securities immediately prior to such business combination beneficially own more than 50% of the then-outstanding shares of common stock and combined voting power of the ten-outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such business combination in substantially the same proportions as immediately prior to such business combination, (b) no person beneficially owns 30% or more of the then-outstanding shares of common stock of the entity resulting from such business combination or the combined voting power of the then-outstanding voting securities of such entity, and (c) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such business combination were members of the board of directors at the time the execution of the initial agreement providing for the transaction was approved; or

(iv) the approval by our stockholders of a complete liquidation or dissolution of Triumph.

Amendment and Termination

The Omnibus Incentive Plan may be amended, altered, suspended, discontinued or terminated by our board of directors, but no amendment, alteration, suspension, discontinuation or termination may be made if it would materially impair the rights of a participant (or his or her beneficiary) without the participant’s (or beneficiary’s) consent, except for any such amendment required to comply with law. The Omnibus Incentive Plan may not be amended, without stockholder approval to the extent such approval is required to comply with applicable law or the listing standards of the applicable exchange.

Federal Income Tax Consequences Relating to Equity Awards Granted pursuant to the Omnibus Incentive Plan

The following discussion summarizes certain federal income tax consequences of the issuance, receipt and exercise of stock options and the granting and vesting of restricted stock, in each case under the Omnibus Incentive Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Omnibus Incentive Plan, nor does it cover state, local or non-U.S. taxes.

Incentive Stock Options

In general, a participant realizes no taxable income upon the grant or exercise of an incentive stock option (“ISO”). However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and a deduction for us) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

Nonqualified Stock Options

In general, in the case of a nonqualified stock option, the participant has no taxable income at the time of grant but realizes ordinary income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is available to us. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss for which we are not entitled to a deduction.

Restricted Stock

Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and Triumph will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date, less any amount paid for the stock, and Triumph will be allowed a corresponding tax deduction at that time. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, the participant will recognize ordinary income as of the date of grant equal to the fair market value of the common stock as of that date, less any amount the participant paid for the common stock, and Triumph will be allowed a corresponding tax deduction at that time. Any future appreciation in the common stock will be taxable to the participant at capital gains rates. However, if the restricted stock award is later forfeited, the participant will not be able to recover the tax previously paid pursuant to his Section 83(b) election.

Restricted Stock Units

A participant does not recognize income, and Triumph will not be allowed a tax deduction, at the time a restricted stock unit is granted. When the restricted stock units vest and are settled for cash or stock, the participant generally will be required to recognize as ordinary income an amount equal to the fair market value of the shares on the date of vesting. Any gain or loss recognized upon a subsequent sale or exchange of the stock (if settled in stock) is treated as capital gain or loss for which Triumph are not entitled to a deduction.

Senior Executive Incentive Plan

In connection with this offering, we have adopted a written annual incentive plan, which has the following material terms.

The Senior Executive Incentive Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives.

The Senior Executive Incentive Plan is a performance-based incentive plan under which our designated key executives, including our executive officers, will be eligible to receive incentive payments with respect to a specified period (for example, our fiscal year). Incentive payments generally will be payable under the Senior Executive Incentive Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay incentive awards (including, without limitation, discretionary incentive awards) to participants under the Senior Executive Incentive Plan based upon such other terms and conditions as the board of directors or a committee of our board of directors, which we refer to as the Administrator, may in its discretion determine.

Performance goals under the Senior Executive Incentive Plan may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: sales; revenues; assets;

expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis (basic or fully diluted); return on equity, capital or assets; one or more operating ratios such as earnings before interest, taxes and/or depreciation and amortization; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; free cash flow, cash flow, return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; stock price; earnings per share; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); economic value added; strategic business criteria consisting of one or more objectives based on meeting specific market penetration, geographic business expansion goals, facility construction or completion goals, geographic facility relocation or completion goals, cost targets, customer satisfaction, supervision of litigation or information technology; joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The payment of an incentive award to a participant pursuant to the Senior Executive Incentive Plan is generally conditioned on continued employment of such participant through the last day of the performance period; however, the Administrator may make exceptions to this requirement in its sole discretion, including, without limitation, in the case of a participant’s termination of employment, retirement, death or disability, or as may be required by an individual employment or similar agreement. Incentive awards may be satisfied in cash or through the grant of equity awards under the Company’s 2014 Omnibus Incentive Plan or any successor plan. Unless otherwise determined by the Administrator, incentive awards will generally be payable no later than March 15 of the calendar year following the end of the applicable performance year for which such award is earned.

The Senior Executive Incentive Plan is administered by the Administrator. The Administrator will select the participants in the Senior Executive Incentive Plan and the performance goals to be utilized with respect to the participants, establish the incentive award formulas for each participant’s annual incentive award, and certify whether any applicable performance goals have been met with respect to a given performance period. The Senior Executive Incentive Plan is intended to be subject to the relief set forth in Treasury Regulation Section 1.162-27(f)(1) and shall be administered and interpreted accordingly. We may amend or terminate the Senior Executive Incentive Plan at any time in our sole discretion.

Compensation in Connection with this Offering

We anticipate that our board of directors will approve awards of restricted stock in respect of shares of our common stock under the Omnibus Incentive Plan to certain of our executive officers (including our named executive officers) and employees. If approved, such awards will be granted effective as of December 1, 2014, contingent on the consummation of this offering. We expect that such awards, if approved, will be made, among other reasons, in order to reward our executive officers and employees for their performance during the initial public offering process and to provide them with an additional incentive to continue their employment with us. As a condition of receiving any such award, we intend to provide that any eligible executive officer or employee must remain continuously employed with us through the date of grant. Any such award will be subject to such terms and conditions as determined by the Committee and set forth in the Omnibus Incentive Plan and applicable Award Agreement.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock immediately prior to and immediately after the completion of this offering by:

•	each of our directors and director nominees;

•	each of our executive officers;

•	all of our directors, director nominees and executive officers as a group; and

•	each person known by us to be the beneficial owner of 5% or more of our outstanding common stock.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC, subject to applicable community property laws. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages give effect to the distribution of certain shares of our common stock by TCC to its members in connection with this offering and reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on 9,886,778 shares of our common stock outstanding as of October 27, 2014 and 16,586,778 shares of our common stock outstanding after the completion of this offering. The percentages assume no exercise by the underwriters of their option to purchase additional shares. Unless otherwise noted, the address for each stockholder listed on the table below is: c/o Triumph Bancorp, Inc., 12700 Park Central Drive, Suite 1700, Dallas, Texas 75251.

	Prior to this Offering(1)		After this Offering(13)
	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Name of Beneficial Owner
Greater than 5% stockholders
Triumph Consolidated Cos., LLC(2)	1,509,067	14.87%	1,509,067	8.98%
R-J Real Estate (GP) LLC(3)	710,072	7.18%	710,072	4.29%
Carlos M. Sepulveda, Jr.(4)	1,870,310	18.43%	1,870,310	11.10%
Aaron P. Graft(5)	1,553,861	15.32%	1,553,861	9.22%
Richard L. Davis(6)	1,689,182	16.65%	1,689,182	10.03%
C. Todd Sparks(7)	1,741,969	17.17%	1,741,969	10.34%
Justin Trail(8)	1,554,755	15.32%	1,554,755	9.23%
Robert Dobrient(9)	1,548,487	15.26%	1,548,487	9.19%
Charles Anderson(10)	1,560,903	15.38%	1,560,903	9.27%

Directors, Director Nominees and Executive Officers
Douglas M. Kratz(11)	287,517	2.87%	287,517	1.72%
Maribess L. Miller	—	*	—	*
Michael P. Rafferty	—	*	—	*
Derek R. McClain(12)	8,636	*	8,636	*
R. Bryce Fowler	7,634	*	7,634	*
Gail Lehmann	4,981	*	4,981	*
Raymond W. Sperring III	1,593	*	1,593	*
Adam D. Nelson	882	*	882	*
Patricia L. Pittman	6,783	*	6,783	*
All directors, director nominees and executive officers, as a group (16 persons)	2,783,091	27.05%	2,783,091	16.38%

*	Indicates less than 1%.
(1)	The beneficial ownership calculations set forth below give effect to the distribution of 3,250,000 shares of our common stock to the members of TCC (other than TLCM) prior to completion of this offering as described in note (2) below.
(2)	Certain of our directors and executive officers, including Aaron P. Graft, Carlos M. Sepulveda, Jr., Charles A. Anderson, Justin M. Trail, C. Todd Sparks, Raymond W. Sperring III and Adam D. Nelson have a direct or indirect interest in TLCM, which holds a profits interest in TCC. The profits interest originally entitled TLCM to certain distributions of our common stock, depending on the internal rate of return to the members of TCC (other than TLCM). In connection with this offering, TCC’s limited liability company agreement has been amended such that, following the completion of this offering, the profits interest will entitle TLCM to distributions of our common stock based on the market price of our common stock. On or about the closing date of this offering, TCC will distribute approximately 3,250,000 shares of our common stock to its members (other than TLCM) and will hold back approximately 1,250,000 shares of our common stock (the “Hold Back Shares”) and the TCC Warrant to purchase 259,067 shares of our common stock with an exercise price of $11.58. For the first 180 days following the completion of this offering (the “TCC Lock-Up Period”), TCC will not make any distributions. During the period commencing upon the completion of this offering until the 36-month anniversary of the completion of this offering (the “Hold Back Period”), TCC may distribute the Hold Back Shares to TLCM based on the volume weighted average price (“VWAP”) of our common stock during any of the eleven consecutive three-month periods during the Hold Back Period ending on or after the Lock-Up Period exceeds a whole number from $15.00 to $50.00 according to a fixed schedule. That schedule is designed to deliver to TLCM a value equal to the amount the existing profits interest would have been entitled under the distribution provisions of TCC’s limited liability company agreement at each such TBI common stock price assuming a liquidation of TCC and its current holdings of our common stock (including exercise of the TCC Warrant) at such price on November 30, 2016. The TCC board of directors will meet shortly following the end of each of the eleven consecutive three-month periods after the TCC Lock-Up Period to determine and approve the VWAP calculation and number of Hold Back Shares to be distributed in respect of such three-month period. At the expiration of the Hold Back Period, TCC will make a final distribution based on our common stock VWAP during the three months preceding the expiration date (which distribution will be determined and approved by the TCC board of directors). Any remaining Hold Back Shares not distributed to TLCM and the TCC Warrant (or the shares issued upon exercise of the TCC Warrant) will be distributed to the members of TCC other than TLCM at the end of the Hold Back Period. Additionally, each Hold Back Share distributed to the ultimate underlying owners of TLCM will be locked up for a period of 180 days following the date such shares are distributed. However, if a change in control of our Company occurs at any time during the Hold Back Period, any outstanding lockups will expire and a number of Hold Back Shares will be distributed at such time to TLCM based on the implied price of the change in control. Any remaining Hold Back Shares not so distributed to TLCM will be distributed to TCC members other than TLCM. The following individuals are directors of TCC: Carlos M. Sepulveda, Jr., Aaron P. Graft, Richard Davis, Justin N. Trail, Robert Dobrient, Charles A. Anderson, and C. Todd Sparks.
(3)	Consists of (i) 321,470 shares held by CP Triumph, LP for which R-J Real Estate (GP) LLC has voting and dispositive control and (ii) 388,602 shares held by CP Triumph II, LP for which R-J Real Estate (GP) LLC has voting and dispositive control. The address of R-J Real Estate (GP) LLC is 5956 Sherry Lane, Suite 1250, Dallas, Texas 75225. Trevor Rees-Jones is the sole managing member of R-J Real Estate (GP) LLC. Mr. Rees-Jones disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(4)	Consists of (i) 206,217 shares of common stock held by Mr. Sepulveda directly and (ii) 155,026 shares of common stock held Mr. Sepulveda together with his spouse, Susan M. Sepulveda. Also includes 1,509,067 shares beneficially owned by TCC (Mr. Sepulveda is one of 8 directors of TCC and does not beneficially own 10% or more of TCC’s outstanding capital stock). Mr. Sepulveda disclaims beneficial ownership of the 1,509,067 shares held by TCC. Without giving effect to these shares, (1) prior to this offering, Mr. Sepulveda would have beneficial ownership of 361,243 shares of the Company’s common stock (representing 3.65% of our common stock outstanding as of October 27, 2014) and (2) after this offering, Mr. Sepulveda would have beneficial ownership of 361,243 shares of the Company’s common stock (representing 2.18% of our common stock outstanding after the completion of this offering).
(5)	Includes 1,509,067 shares beneficially owned by TCC (Mr. Graft is one of 8 directors of TCC and does not beneficially own 10% or more of TCC’s outstanding capital stock). Mr. Graft disclaims beneficial ownership of the 1,509,067 shares held by TCC. Without giving effect to these shares, (1) prior to this offering, Mr. Graft would have beneficial ownership of 44,794 shares of the Company’s common stock (representing less than 1% of our common stock outstanding as of October 27, 2014) and (2) after this offering, Mr. Graft would have beneficial ownership of 44,794 shares of the Company’s common stock (representing less than 1% of our common stock outstanding after the completion of this offering).

(6)	Consists of (i) 687 shares of common stock held by Mr. Davis directly, (ii) 46,998 shares of common stock held by Mr. Davis together with his spouse, Sheree Davis, (iii) 66,215 shares of common stock beneficially owned by Mr. Davis as trustee of the Rick Davis 2006 Family Trust and (iv) 66,215 shares of common stock beneficially owned by Mr. Davis as trustee of the Sheree Davis 2006 Children’s Trust. Mr. Davis disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein. Also includes 1,509,067 shares beneficially owned by TCC (Mr. Davis is one of 8 directors of TCC and does not beneficially own 10% or more of TCC’s outstanding capital stock). Mr. Davis disclaims beneficial ownership of the 1,509,067 shares held by TCC. Without giving effect to these shares, (1) prior to this offering, Mr. Davis would have beneficial ownership of 180,115 shares of the Company’s common stock (representing 1.82% of our common stock outstanding as of October 27, 2014) and (2) after this offering, Mr. Davis would have beneficial ownership of 180,115 shares of the Company’s common stock (representing 1.09% of our common stock outstanding after the completion of this offering).
(7)	Consists of (i) 9,322 shares of common stock held by Mr. Sparks directly, (ii) 206,309 shares of common stock beneficially owned by Mr. Sparks through SBS Equity, LLC, and (iii) 17,271 shares of common stock beneficially owned by Mr. Sparks through The Sparks Foundation, Inc. Mr. Sparks exercises voting and dispositive control over the shares of common stock held by each of SBS Equity, LLC, and The Sparks Foundation, Inc. Mr. Sparks disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest therein. Also includes 1,509,067 shares beneficially owned by TCC (Mr. Sparks is one of 8 directors of TCC and does not beneficially own 10% or more of TCC’s outstanding capital stock). Mr. Sparks disclaims beneficial ownership of the 1,509,067 shares held by TCC. Without giving effect to these shares, (1) prior to this offering, Mr. Sparks would have beneficial ownership of 232,902 shares of the Company’s common stock (representing 2.36% of our common stock outstanding as of October 27, 2014) and (2) after this offering, Mr. Sparks would have beneficial ownership of 232,902 shares of the Company’s common stock (representing 1.40% of our common stock outstanding after the completion of this offering).
(8)	Consists of (i) 687 shares of common stock held by Mr. Trail directly, (ii) 12,858 additional shares of common stock beneficially owned by Mr. Trail through Equity Trust Company Custodian FBO Justin Trail Sep IRA and (iii) 32,143 shares of common stock beneficially owned by Mr. Trail through JTHT Enterprises, Ltd. Mr. Trail exercises voting and dispositive control over the shares of common stock held by JTHT Enterprises, Ltd. Mr. Trail disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest therein. Also includes 1,509,067 shares beneficially owned by TCC (Mr. Trail is one of 8 directors of TCC and does not beneficially own 10% or more of TCC’s outstanding capital stock). Mr. Trail disclaims beneficial ownership of the 1,509,067 shares held by TCC. Without giving effect to these shares, (1) prior to this offering, Mr. Trail would have beneficial ownership of 45,688 shares of the Company’s common stock (representing less than 1% of our common stock outstanding as of October 27, 2014) and (2) after this offering, Mr. Trail would have beneficial ownership of 45,688 shares of the Company’s common stock (representing less than 1% of our common stock outstanding after the completion of this offering).
(9)	Consists of (i) 29,419 shares held by Mr. Dobrient directly and (ii) 10,001 shares beneficially owned by Mr. Dobrient through Delta Trust and Bank, as custodian for Robert Dobrient IRA. Also includes 1,509,067 shares beneficially owned by TCC (Mr. Dobrient is one of 8 directors of TCC and does not beneficially own 10% or more of TCC’s outstanding capital stock). Mr. Dobrient disclaims beneficial ownership of the 1,509,067 shares held by TCC. Without giving effect to these shares, (1) prior to this offering, Mr. Dobrient would have beneficial ownership of 39,420 shares of the Company’s common stock (representing less than 1% of our common stock outstanding as of October 27, 2014) and (2) after this offering, Mr. Dobrient would have beneficial ownership of 39,420 shares of the Company’s common stock (representing less than 1% of our common stock outstanding after the completion of this offering).
(10)	Includes 1,509,067 shares beneficially owned by TCC (Mr. Anderson is one of 8 directors of TCC and does not beneficially own 10% or more of TCC’s outstanding capital stock). Mr. Anderson disclaims beneficial ownership of the 1,509,067 shares held by TCC. Without giving effect to these shares, (1) prior to this offering, Mr. Anderson would have beneficial ownership of 51,836 shares of the Company’s common stock (representing less than 1% of our common stock outstanding as of October 27, 2014) and (2) after this offering, Mr. Anderson would have beneficial ownership of 51,836 shares of the Company’s common stock (representing less than 1% of our common stock outstanding after the completion of this offering).
(11)	Consists of (i) 138,662 shares of common stock held by Mr. Kratz directly, (ii) 7,798 shares of common stock held for the benefit of Mr. Kratz by Wells Fargo Bank, National Association, pursuant to a holdback escrow agreement entered into in connection with the Company’s acquisition of Triumph Community Bank in October 2013 and (iii) 141,057 shares of common stock Mr. Kratz has the right to acquire within 60 days through the conversion of 20,325 shares of our Series B Preferred Stock currently held by Mr. Kratz.
(12)	Consists of 8,636 shares held by Mr. McClain together with his spouse, Janet A. McClain.
(13)	The table does not reflect any shares of common stock that may be purchased in this offering, including through the directed share program, as described under “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes some of the important rights of our stockholders. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the TBOC and our certificate of formation (our “charter”) and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part and applicable law.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.01 per share and 1,000,000 shares of preferred stock, par value of $0.01 per share, of which 50,000 shares have been designated as Series A Non-Cumulative Non-Voting Preferred Stock (the “Series A Preferred Stock”) and 115,000 shares have been designated as Series B Non-Cumulative Non-Voting Preferred Stock (the “Series B Preferred Stock”). As of October 27, 2014, there were 9,886,778 shares of common stock issued and outstanding, 45,500 shares of Series A Preferred Stock issued and outstanding and 51,956 shares of Series B Preferred Stock issued and outstanding.

Common Stock

All issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. All authorized but unissued shares of common stock will be available for issuance by our board of directors without any further stockholder action.

Voting Rights. Each holder of common stock is entitled to one vote for each share held on all matters on which our stockholders are entitled to vote. Directors are elected by a plurality vote standard and no stockholder has the right to cumulative voting with respect to the election of directors.

With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Texas law or our charter, the act of the stockholders will be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of stockholders at which a quorum is present.

Dividend Rights. Subject to the prior rights of holders of any then outstanding shares of our preferred stock, each share of common stock has equal rights to participate in dividends when, as and if declared by our board of directors out of funds legally available therefor. For a discussion of our dividend policies and dividend history, see “Dividend Policy.”

Liquidation Rights. Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock, in the event of our liquidation, the holders of our common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities.

Other. Our stockholders have no subscription, sinking fund, conversion or preemptive rights.

Preferred Stock

Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock or, except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over our then market price.

Series A and Series B Preferred Stock

There are 50,000 shares of the Series A Preferred Stock authorized, of which 45,500 are issued and outstanding and there are 115,000 shares of the Series B Preferred Stock authorized, of which 51,956 are issued and outstanding.

The holders of the Series A Preferred Stock and Series B Preferred Stock are not entitled to vote or consent on any matter submitted to our stockholders for a vote or consent, except to the extent separate voting of the Series A or Series B Preferred Stock is required by Section 21.364(d) through (g) of the TBOC and, under certain circumstances, with respect to any amendment to the statement of designation that materially and adversely affects the rights of such stockholders.

Each holder of the outstanding shares of Series A Preferred Stock is entitled to receive, when and if authorized by our board of directors, out of funds legally available for the payment of dividends, noncumulative preferential cash dividends accruing at the Prime Rate (as defined in the statement of designations for the Series A Preferred Stock) plus 2%, subject to a minimum rate of 8% per annum, on the amount of $100 per share of Series A Preferred Stock owned by such holder.

Each holder of the outstanding shares of Series B Preferred Stock is entitled to receive, when and if authorized by our board of directors, out of funds legally available for the payment of dividends, noncumulative preferential cash dividends accruing at a rate of 8% per annum, on the amount of $100 per share of Series B Preferred Stock owned by such holder.

Such dividends shall accrue on a daily basis and shall be payable quarterly in arrears on or before March 31, June 30, September 30 or December 31 of each year. Dividends are paid to the holders pro rata based on the number of shares of Series A or Series B Preferred Stock then outstanding and owned by each such holder. Any dividends that are not paid with respect to a dividend period will not cumulate but will be waived and not payable by the Company.

Subject to regulatory approval, the holders of the Series A Preferred Stock have the right to receive a special, one-time dividend with respect to their respective shares of Series A Preferred Stock within 30 days after the occurrence of any of the following events: (i) the sale of all of the limited liability company interests of Triumph Commercial Finance in Triumph Business Capital, (ii) a merger of Triumph Business Capital resulting in Triumph Commercial Finance no longer owning any limited liability company interests in Triumph Business Capital or (iii) the sale of all or substantially all of the assets of Triumph Business Capital, subject to certain organizational restructuring exceptions.

The Series A Preferred Stock and Series B Preferred Stock have the following conversion rights:

•	Subject to the terms and conditions set forth in the respective statement of designation for the Series A Preferred Stock and Series B Preferred Stock, the holders of shares of Series A Preferred Stock or Series B Preferred Stock shall have the right, at her/his option at any time, to convert all or any portion of such shares of Series A Preferred Stock or Series B Preferred Stock into shares of common stock at a rate of 6.94008 shares of common stock for every one share of Series A Preferred Stock or Series B Preferred Stock being converted, as such rate may be adjusted from time to time.

•	Upon receipt of a redemption notice for the Series A Preferred Stock or Series B Preferred Stock from the Company, the holders of shares of Series A Preferred Stock or Series B Preferred Stock shall have the right, subject to the terms and conditions of the respective Series A Preferred Stock or Series B Preferred Stock statement of designation, to convert all or any portion of such shares of Series A Preferred Stock or Series B Preferred Stock into shares of common stock at a rate of 6.94008 shares of common stock for every one share of Series A Preferred Stock or Series B Preferred Stock being converted, as such rate may be adjusted from time to time.

•	If any capital reorganization or reclassification of our common stock shall be effected while shares of the Series A Preferred Stock or Series B Preferred Stock are outstanding in such a way that holders of common stock shall be entitled to receive stock, securities or assets with respect to or in exchange for common stock, then, as a condition of such reorganization or reclassification, lawful and adequate provisions shall be made whereby each holder of shares of Series A Preferred Stock or Series B Preferred Stock shall thereupon have the right to receive, upon the terms and conditions specified in the respective Series A Preferred Stock or Series B Preferred Stock statement of designation and in lieu of the shares of common stock immediately theretofore receivable upon the conversion of such share or shares of Series A Preferred Stock or Series B Preferred Stock, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such common stock equal to the number of shares of such common stock immediately theretofore receivable upon such conversion had such reorganization or reclassification not taken place and in any such case appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Series A Preferred Stock or Series B conversion rate) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights.

In addition, the Series A Preferred Stock and Series B Preferred Stock have a liquidation preference equal to the sum of $100 per share and the unpaid accrued dividend per share for the then current dividend period, in the event of liquidation.

The Company has a 30-day right of first refusal to purchase any Series A Preferred Stock or Series B Preferred Stock for which a stockholder receives a bona fide offer to purchase. In addition, any proposed transfer of Series A Preferred Stock or Series B Preferred Stock must be approved in advance by the Company unless the transfer occurs by reason of the death of the holder and each transferee is a member of such holder’s immediate family.

The Company has the right, subject to obtaining regulatory approval, to redeem Series A Preferred Stock and Series B Preferred Stock after October 15, 2018 at a cash price of $100 per share, plus accrued unpaid dividends to the date fixed for redemption with respect to the dividend period in which the redemption occurs.

The Series A Preferred Stock and Series B Preferred Stock have not been registered under the Securities Act or any state securities laws. Stockholders may not make any sale, assignment or other transfer of Series A Preferred Stock or Series B Preferred Stock except pursuant to an offering of such securities duly registered under the Securities Act and registered or qualified under applicable state securities laws, or under such other circumstances as in the opinion of counsel for (or counsel satisfactory to) the Company shall not at the time require registration under the Securities Act or under such state laws.

All issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock are duly authorized, validly issued, fully paid and nonassessable. All authorized but unissued shares of preferred stock will be available for issuance by our board of directors without any further stockholder action.

Warrant

On December 12, 2012, we issued the TCC Warrant to TCC for the purchase of 259,067 shares of our common stock. The TCC Warrant allows TCC to acquire common stock for $11.58 per share, subject to certain adjustments for the issuance of stock dividends on our common stock or any transaction resulting in a reclassification, exchange or similar effect on our common stock. The TCC Warrant is exercisable for a period of ten years from the date of issuance of the TCC Warrant. The TCC Warrant also provides TCC with certain registration rights with respect to the shares such that TCC can generally cause us to register the shares represented by the TCC Warrant if we propose to register any of our capital stock in a public offering. TCC has waived all of its registration rights under the TCC Warrant in connection with this offering.

Senior Preferred Stock Series T-1 and T-2

In February 2009, as part of the U.S. Treasury’s CPP, NBI entered into a letter agreement with the U.S. Treasury pursuant to which NBI sold 24,664 shares of Senior Preferred Stock, Series T-1, having a liquidation preference of $1,000 per share, for a total face value of $24.7 million and 1,233 shares of Senior Preferred Stock, Series T-2, with a liquidation preference of $1,000 per share, for a total face value of $1.2 million. The TARP preferred stock accrues cumulative compounding dividends at a rate of 9% per annum and qualifies as Tier 1 capital. On February 20, 2013, all of the TARP preferred stock originally issued to the U.S. Treasury as part of the CPP was sold by the U.S. Treasury to new owners, eliminating certain restrictions put in place by the U.S. Treasury on TARP recipients, including restrictions on executive compensation agreements for senior executive officers.

Triumph Community Bank may redeem shares of the TARP preferred stock for the per share liquidation preference of $1,000 plus any accrued and unpaid dividends, subject to consultation with the appropriate federal banking agency.

As long as any TARP preferred stock is outstanding, Triumph Community Bank may not, without the approval by the holders thereof, pay quarterly common stock dividends, nor redeem or repurchase its common stock, unless all accrued and unpaid dividends for all past dividend periods on the TARP preferred stock are fully paid. The TARP preferred stock is nonvoting except for class voting rights on matters that would adversely affect the rights of the holders of the TARP preferred stock.

We intend to use approximately $25.9 million of the net proceeds to us generated by this offering to redeem, as promptly as practicable following the completion of this offering, the TARP preferred stock.

Anti-Takeover Effects of Certain Provisions of Texas Law, our Charter and Bylaws

Protective Provisions. Texas law and certain provisions of our charter and bylaws may be deemed to have anti-takeover effects and may delay, prevent, discourage or make more difficult unsolicited tender offers or takeover attempts that a stockholder may consider to be in the stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal. These provisions include:

•	No action by written consent without unanimous consent: Under our charter and bylaws, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken by written consent in lieu of a meeting of stockholders only with the unanimous written consent of our stockholders;

•	Business combinations with certain persons: We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, or the Texas Business Combination Law, which provides that, subject to certain exceptions, a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Stockholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Stockholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Stockholder was approved by the board of directors of the corporation before the Affiliated Stockholder became an Affiliated Stockholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Stockholder, at a meeting of stockholders called for that purpose (and not by written consent), not less than six months after the Affiliated Stockholder became an Affiliated Stockholder. Neither our charter nor our bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. This law may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our stockholders;

•	Authorized but unissued capital stock: We have authorized but unissued shares of preferred stock and common stock and our board of directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise;

•	Limitation on right to call a special meeting of stockholders: Our charter and bylaws provide that a special meeting of stockholders may be called only by our board of directors or the chairman of the board or upon the written request of the holders of not less than 50% of the voting power represented by all the shares issued, outstanding and entitled to be voted at the proposed special meeting;

•	Board Vacancies: Our charter and bylaws enable the board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors then in office;

•	Bylaw Amendments: Provisions in our charter and bylaws allow our board of directors to amend or repeal the bylaws by a majority vote of the directors present at a meeting;

•	Charter Amendments: Texas law requires that stockholders representing two-thirds of the outstanding shares of common stock approve all amendments to our charter and approve mergers and similar transactions;

•	Advance Notice: The requirement that any stockholders that wish to bring business before our annual meeting of stockholders or nominate candidates for election as directors at our annual meeting of stockholders must provide advance notice of their intent in writing;

•	Removal of Directors: The vote of no less than the majority of stockholders will be required for stockholders to remove from office a member of our board of directors with cause; and

•	Our Board of Directors is classified: Our charter and bylaws provide that our board of directors is classified into three classes of directors, with the members of one class to be elected each year. Our charter and bylaws also provide for noncumulative voting and a plurality voting standard in the election for directors.

Although our charter and bylaws do not give our board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholders proposals if the established procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposals without regard to whether consideration of the nominees or proposals might be harmful or beneficial to the Company or its stockholders.

Indemnification. Our bylaws provide that, to the fullest extent and under the circumstances permitted by Texas law, (i) we must indemnify and advance expenses to any present or former director, officer or delegate and (ii) we may purchase and maintain insurance on behalf of our directors, officers or delegates; provided, that we will have no obligation to indemnify any present or former director, officer, or delegate with respect to any proceeding in which (i) such person was, is, or is threatened to be made a named defendant or respondent, (ii) the Company is a claimant and (iii) a majority of the board of directors authorizes the Company to act in the capacity of a claimant with respect to such person.

Listing and Trading

Our common stock is currently not listed on any securities exchange. We have applied to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol “TBK.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Wells Fargo Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have 16,586,778 shares of common stock issued and outstanding (17,591,778 shares if the underwriters exercise in full their purchase option). In addition, 259,067 shares of our common stock are issuable upon the exercise of the TCC Warrant. Of these shares, the 16,586,778 shares sold in this offering (or 17,591,778 shares, if the underwriters exercise their option in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining 9,886,778 outstanding shares will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

In connection with this offering, our executive officers and directors and certain other stockholders, who will own in the aggregate approximately 8,157,510 shares of our common stock, 27,500 shares of our Series A Preferred Stock and 49,839 shares of our Series B Preferred Stock after this offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of this offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. See “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters. Additionally, subject to the occurrence of a change in control event, any shares (other than shares distributed in respect of prices in excess of the price of this offering) distributed by TCC to TLCM and TLCM’s members will be subject to lock-up restrictions under which the shares may generally not be sold or otherwise transferred without the Company’s consent for a period of 180 days following their distribution to TLCM and TLCM’s members.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% stockholders and certain other related persons. Upon completion of this offering, we expect that approximately 14.37% of our outstanding common stock (13.55% of our outstanding common stock if the underwriters exercise in full their purchase option) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately 165,867 common shares immediately after this offering (assuming the underwriters do not elect to exercise their purchase option), or the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding such sale; provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

2014 Omnibus Incentive Plan

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance upon the exercise of stock options or SARs and vesting or settlement of other equity-based awards granted under the Omnibus Incentive Plan that we plan to adopt in connection with this offering. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2013 and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•	any of our directors, director nominees, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Registration Rights

The TCC Warrant provides TCC with certain registration rights if we propose to register any of our capital stock in a public offering. See “Description of Capital Stock—Warrant.” Under the terms of the TCC Warrant, we are required to provide written notice to TCC following our filing of a registration statement that provides for the initial public offering of our common stock. TCC will have “piggy-back” registration rights that permit them to have shares of our common stock owned by them included in this Registration Statement, upon written notice to us within the prescribed time limit. We are not required to include these securities in any underwriting of shares, unless TCC accepts the terms of the underwriting agreed upon between the Company and its underwriters and in the quantity as the underwriters determine in their sole discretion will not jeopardize the success of this offering by the Company. TCC has waived all of its registration rights under the TCC Warrant in connection with this offering.

Ordinary Banking Relationships

Certain of our officers, directors and 5% stockholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, our bank subsidiaries or the Company in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and 5% stockholders, as well as their immediate family members and affiliates.

Policies and Procedures Regarding Related Party Transactions

Transactions by the Company or our subsidiaries with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by our bank subsidiaries with their respective affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by our bank subsidiaries to their respective executive officers, directors and principal stockholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, prior to completion of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the NASDAQ Global Select Market concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include directors (including nominees for election as directors), executive officers, 5% stockholders and the immediate family members of these persons. Our General Counsel, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Nominating and Corporate Governance Committee for approval. In determining whether to approve a related party transaction, the Nominating and Corporate Governance Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of this offering, our Related Party Transactions Policy will be available on our website at www.triumphbancorp.com, as an annex to our Corporate Governance Guidelines.

SUPERVISION AND REGULATION

Banking is a complex, highly regulated industry. Consequently, our growth and earnings performance can be affected, not only by management decisions and general and local economic conditions, but also by the statutes administered by and the regulations and policies of, various governmental regulatory authorities. These authorities include, but are not limited to, the Federal Reserve, the FDIC, the OCC, the TDSML, the IRS and state taxing authorities. The effect of these statutes, regulations and policies and any changes to any of them can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of those goals, the U.S. Congress and the individual states have created numerous regulatory agencies and enacted numerous laws, such as the Dodd-Frank Act, that govern banks and the banking industry. The system of supervision and regulation applicable to the Company establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC’s deposit insurance funds, our depositors and the public, rather than the stockholders and creditors.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. The federal banking agencies have issued a number of significant new regulations as a result of the Dodd-Frank Act and a number of additional regulations are pending or may be proposed. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which of our businesses may be affected by any new regulation or statute.

The following is an attempt to summarize some of the relevant laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations governing banks. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

Bank Holding Company Regulation

The Company is a financial holding company registered under the BHC Act and is subject to supervision and regulation by the Federal Reserve. Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions, for violation of laws and policies.

Activities Closely Related to Banking

The BHC Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company that is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries or furnishing services to or performing services for its subsidiaries. Bank holding companies also may engage in or acquire interests in companies that engage in a limited set of activities that are closely related to banking or managing or controlling banks. If a bank holding company has become a financial holding company (an “FHC”), as we have, it may engage in a broader set of activities, including insurance underwriting and broker-dealer services as well as activities that are jointly determined by the Federal Reserve and the U.S. Treasury to be financial in nature or incidental to such financial activity. FHCs may also engage in activities that are determined by the Federal Reserve to be complementary to financial activities. The Company has elected to be an FHC. To maintain FHC status, the bank holding company and all subsidiary depository institutions must be well managed and “well capitalized.” Additionally, all subsidiary depository institutions must have received at least a “Satisfactory” rating on its most recent CRA examination. Failure to meet these requirements may result in limitations on activities and acquisitions.

Safe and Sound Banking Practices

Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve may order a bank holding company to terminate an activity or control of a non-bank subsidiary if such activity or control constitutes a significant risk to the financial safety, soundness or stability of a subsidiary bank and is inconsistent with sound banking principles. Regulation Y also requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company’s consolidated net worth.

Consistent with the Dodd-Frank Act codification of the Federal Reserve’s policy that bank holding companies must serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, a bank holding company generally should not maintain a rate of distributions to stockholders unless its available net income has been sufficient to fully fund the distributions and the prospective rate of earnings retention appears consistent with a bank holding company’s capital needs, asset quality and overall financial condition. In addition, we are subject to certain restrictions on the making of distributions as a result of the requirement that our subsidiary banks maintain an adequate level of capital as described below.

In addition, the Federal Reserve Supervisory Letter SR 09-4 provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by a bank holding company. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its dividends if: (i) the bank holding company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

Limitations on our subsidiary banks paying dividends could, in turn, affect our ability to pay dividends to its stockholders. For more information concerning our subsidiary banks’ ability to pay dividends, see below.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) provides that the Federal Reserve Board can assess civil money penalties for such practices or violations which can be as high as $1 million per day. FIRREA contains expansive provisions regarding the scope of individuals and entities against which such penalties may be assessed.

Annual Reporting and Examinations

The Company is required to file annual and quarterly reports with the Federal Reserve and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may examine a bank holding company or any of its subsidiaries and charge the company for the cost of such an examination. The Company is also subject to reporting and disclosure requirements under state and federal securities laws.

New Rules on Regulatory Capital

New regulatory capital rules pursuant to the Basel III requirements, released in July 2013, implement higher minimum capital requirements for bank holding companies and banks. The new rules include a new common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are designed to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The revised capital rules require banks and bank holding companies to maintain a minimum common equity Tier 1 (“CET1”) capital ratio of 4.5%, a total Tier 1 capital ratio of 6%, a total capital ratio of 8% and a leverage ratio of 4%. Bank holding companies are also required to hold a capital conservation buffer of CET1 capital of 2.5% to avoid limitations on capital distributions and executive compensation payments. Under the revised rules, bank holding companies must maintain a total risk-based capital ratio of 10% and a total Tier 1 risk-based capital ratio of 6% to be considered “well capitalized” for purposes of certain rules and requirements.

The revised capital rules also require banks to maintain a CET1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5% to be deemed “well capitalized” for purposes of certain rules and prompt corrective action requirements. The risk-based ratios include a “capital conservation buffer” of 2.5%. The new capital conservation buffer requirement is to be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffer amount.

The new rule attempts to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities, in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from common equity Tier 1 capital.

Under the new rule, to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to risk-weighted assets.

The new minimum capital requirements are effective on January 1, 2015, whereas the capital conservation buffer and the deductions from common equity Tier 1 capital phase in over time. Phase-in of the capital conservation buffer requirements will begin on January 1, 2016. Although these new capital ratios do not become effective until 2015 and 2016, the banking regulators will expect bank holding companies and banks to meet these requirements well ahead of that date.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards and future regulatory change could impose higher capital standards as a routine matter. The Company’s regulatory capital ratios and those of its subsidiary banks are in excess of the levels established for “well-capitalized” institutions under the new rules.

The new rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk based ratios. Under the new rules, higher or more sensitive risk weights would be assigned to various categories of assets, including, certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on non-accrual, foreign exposures and certain corporate exposures. In addition, the new rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act, (ii) greater recognition of collateral and guarantees and (iii) revised capital treatment for derivatives and repo-style transactions.

In addition, the new rules include certain exemptions to address concerns about the regulatory burden on community banks. For example, banking organizations with less than $15 billion in consolidated assets as of December 31, 2009 are permitted to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase out. Community banks may also elect on a one time basis in their March 31, 2015 quarterly filings to opt-out of the requirement to include most accumulated other comprehensive income (“AOCI”) components in the calculation of CET1 capital and, in effect, retain the AOCI treatment under the current capital rules. Under the new rules, we may make a one-time, permanent election to continue to exclude accumulated other comprehensive income from capital. If we do not make this election, unrealized gains and losses would be included in the calculation of our regulatory capital.

Imposition of Liability for Undercapitalized Subsidiaries

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages.

As discussed above, in accordance with the law, each federal banking agency has specified, by regulation, the levels at which an insured institution would be considered “well capitalized,” adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As of June 30, 2014, the Company’s subsidiary banks exceeded the capital levels required to be deemed “well capitalized.”

Additionally, FDICIA requires bank regulators to take prompt corrective action to resolve problems associated with insured depository institutions. In the event an institution becomes undercapitalized, it must submit a capital restoration plan.

Under these prompt corrective action provisions of FDICIA, if a controlled bank is undercapitalized, then the regulators could require the bank to submit a capital restoration plan. If an institution becomes significantly undercapitalized or critically undercapitalized, additional and significant limitations are placed on the institution. The capital restoration plan of an undercapitalized institution will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan until it becomes adequately capitalized. The Company has control of its subsidiary banks for the purpose of this statute.

Further, by statute and regulation, a bank holding company must serve as a source of financial and managerial strength to each bank that it controls and, under appropriate circumstances, may be required to commit resources to support each such controlled bank. This support may be required at times when the bank holding company may not have the resources to provide the support. In addition, if the Federal Reserve believes that a bank holding company’s activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the Federal Reserve could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders.

Acquisitions by Bank Holding Companies

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding company and banks concerned, the convenience and needs of the communities to be served, the effect on competition as well as the financial stability of the United States. The Attorney General of the United States may, within 30 days after approval of an acquisition by the Federal Reserve, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Under certain circumstances, the 30-day period may be shortened to 15 days.

Control Acquisitions

The Change in Bank Control Act (“CBCA”) prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

In addition, the CBCA prohibits any entity from acquiring 25% (the BHC Act has a lower limit for acquirers that are existing bank holding companies) or more of a bank holding company’s or bank’s voting securities, or otherwise obtaining control or a controlling influence over a bank holding company or bank without the approval of the Federal Reserve. On September 22, 2008, the Federal Reserve Board issued a policy statement on equity investments in bank holding companies and banks, which states the Federal Reserve generally will not consider an entity’s investment to be “controlling” if the entity owns or controls less than 25% of the voting shares and 33% total equity of the bank holding company or bank and has limited business relationships, director representation or other indicia of control. Depending on the nature of the overall investment and the capital structure of the banking organization, the Federal Reserve will permit, based on the policy statement, noncontrolling investments in the form of voting and nonvoting shares that represent in the aggregate (i) less than one-third of the total equity of the banking organization (and less than one-third of any class of voting securities, assuming conversion of all convertible nonvoting securities held by the entity) and (ii) less than 15% of any class of voting securities of the banking organization.

Interstate Acquisitions

The Dodd-Frank Act permits a national or state bank, with the approval of its regulator, to open a branch in any state if the law of the state in which the branch is located would permit the establishment of the branch if the bank were a bank chartered in that state. National banks may provide trust services in any state to the same extent as a trust company chartered by that state.

Anti-tying Restrictions

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Bank Regulation

Triumph Savings Bank

Triumph Savings Bank is a Texas state savings bank and is subject to various requirements and restrictions under the laws of the United States and Texas and to regulation, supervision and regular examination by the FDIC and the TDSML. Triumph Savings Bank is required to file reports with the FDIC and the TDSML concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. The regulators have the power to enforce compliance with applicable banking statutes and regulations. Those regulations include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged on loans and restrictions relating to investments and other activities of Triumph Savings Bank.

Triumph Community Bank

Triumph Community Bank is a national bank, which is subject to regulation and supervision primarily by the OCC and secondarily by the FDIC. Triumph Community Bank is subject to requirements and restrictions under federal law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Triumph Community Bank.

The OCC regularly examines Triumph Community Bank and its records. The FDIC may also periodically examine and evaluate insured banks.

Standards for Safety and Soundness

As part of FDICIA’s efforts to promote the safety and soundness of depository institutions and their holding companies, appropriate federal banking regulators are required to have in place regulations specifying operational and management standards (addressing internal controls, loan documentation, credit underwriting and interest rate risk), asset quality and earnings. As discussed above, the Federal Reserve, the OCC and the FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution that it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties of up to $1 million per day, issue cease-and-desist or removal orders, seek injunctions and publicly disclose such actions.

The ability of Triumph Savings Bank, as a Texas state savings bank, to pay dividends is restricted under the Texas Finance Code. Pursuant to the Texas Finance Code, a Texas state savings bank may declare and pay a dividend out of current or retained earnings, in cash or additional stock, to the holders of record of the stock outstanding on the date the dividend is declared. However, without the prior approval of the TDSML, a cash dividend may not be declared by the board of a Texas state savings bank that the TDSML considers to be in an unsafe condition or to have less than zero total retained earnings on the date of the dividend declaration.

Triumph Savings Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain an adequate level of capital in accordance with guidelines promulgated from time to time by the federal regulators.

The OCC also has restrictions on the payment of dividends by national banks. Triumph Community Bank may not, without the prior approval of the OCC, declare a dividend if the total amount of dividends declared by the national bank in the current year, including the proposed dividend, exceeds certain levels of net income and retained earnings. Similar to Triumph Savings Bank, Triumph Community Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain an adequate level of capital in accordance with guidelines promulgated from time to time by the federal regulators.

The present and future dividend policy of Triumph Savings Bank and Triumph Community Bank is subject to the discretion of its boards of directors. In determining whether to pay dividends to Triumph and, if made, the amount of the dividends, the boards of directors of Triumph Savings Bank and Triumph Community Bank considers many of the same factors discussed above. Triumph Savings Bank and Triumph Community Bank cannot guarantee that they will have the financial ability to pay dividends to Triumph, or if dividends are paid, that they will be sufficient for Triumph to make distributions to stockholders. Neither Triumph Savings Bank nor Triumph Community Bank is obligated to pay dividends.

Restrictions on Transactions with Affiliates

Section 23A of the Federal Reserve Act imposes quantitative and qualitative limits on transactions between a bank and any affiliate and requires certain levels of collateral for such loans. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company. Section 23B requires that certain transactions between the Company’s subsidiary banks and their affiliates must be on terms substantially the same, or at least as favorable, as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies. In the absence of such comparable transactions, any transaction between the banks and their affiliates must be on terms and under circumstances, including credit standards, which in good faith would be offered to or would apply to nonaffiliated companies.

Capital Adequacy

In addition to the capital rules applicable to both banks and bank holding companies discussed above, under the prompt corrective action regulations, the federal bank regulators are required and authorized to take supervisory actions against undercapitalized banks. For this purpose a bank is placed in one of the following five categories based on the bank’s capital (as of the new capital rules discussed above):

•	well-capitalized (at least 5% leverage capital, 6.5% common equity Tier 1 risk-based capital, 8% Tier 1 risk-based capital and 10% total risk-based capital);

•	adequately capitalized (at least 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

•	undercapitalized (less than 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

•	significantly undercapitalized (less than 3% leverage capital, 3% common equity Tier 1 risk-based capital, 4% Tier 1 risk-based capital and 6% total risk-based capital); and

•	critically undercapitalized (less than 2% tangible capital).

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is “critically undercapitalized.” The federal banking agencies have specified by regulation the relevant capital level for each category. An institution that is categorized as “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized” is required to submit an acceptable capital restoration plan to its appropriate federal banking agency.

Failure to meet capital guidelines could subject our subsidiary banks to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and other restrictions on our business.

Deposit Insurance

The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor, through the DIF and safeguards the safety and soundness of the banking and thrift industries. The Dodd-Frank Act permanently raised the standard maximum deposit insurance amount to $250,000. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

In connection with the Dodd Frank Act’s requirement that insurance assessments be based on assets, the FDIC has redefined its deposit insurance premium assessment base to be an institution’s average consolidated total assets minus average tangible equity and revised its deposit insurance assessment rate schedule in light of this change to the assessment base. The revised rate schedule and other revisions to the assessment rules became effective April 1, 2011.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, the Bank may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the federal government established to recapitalize the predecessor to the DIF. These assessments, which are included in Deposit Insurance Premiums on the Consolidated Statements of Income, will continue until the FICO bonds mature between 2017 and 2019.

Consumer Financial Protection Bureau

The Dodd-Frank Act created CFPB, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as our subsidiary depository institutions, are subject to rules promulgated by the CFPB, which may increase their compliance risk and the costs associated with their compliance efforts, but the banks will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products.

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The CFPB has opened inquiries into whether additional rule-making would be appropriate for overdraft protection programs.

The CFPB has issued a number of regulations related to the origination of mortgages, foreclosure, and overdrafts as well as many other consumer issues. Additionally, the CFPB has proposed, or will be proposing, additional regulations on issues that directly relate to our business. Although it is difficult to predict at this time the extent to which the CFPB’s final rules impact the operations and financial condition of the banks, such rules may have a material impact on the banks’ compliance costs, compliance risk and fee income.

Privacy

Under the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

The Patriot Act, International Money Laundering Abatement and Financial Anti-Terrorism Act and Bank Secrecy Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The Patriot Act and the International Money Laundering and Financial Anti-

Terrorism Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and penalties, specifically related to the Bank Secrecy Act and expanded the extra-territorial jurisdiction of the United States. The U.S. Treasury has issued a number of implementing regulations which apply various requirements of the Patriot Act to financial institutions such as Triumph Savings Bank and Triumph Community Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers.

Failure of a financial institution and its holding company to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution. Because of the significance of regulatory emphasis on these requirements, Triumph Savings Bank and Triumph Community Bank will continue to expend significant staffing, technology and financial resources to maintain programs designed to ensure compliance with applicable laws and regulations and an effective audit function for testing of the banks’ compliance with the Bank Secrecy Act on an ongoing basis.

Community Reinvestment Act

The CRA requires that, in connection with examinations of financial institutions within its jurisdiction, the FDIC and the state banking regulators, as applicable, evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on us. Additionally, we must publicly disclose the terms of various CRA-related agreements.

Other Regulations

Interest and other charges that our subsidiary banks collect or contract for are subject to state usury laws and federal laws concerning interest rates. Our banks’ loan operations are also subject to federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of the various governmental agencies charged with the responsibility of implementing these federal laws.

In addition, our subsidiary banks’ deposit operations are subject to the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Concentrated Commercial Real Estate Lending Regulations

The Federal Reserve and other federal banking regulatory agencies promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing and increasing capital requirements.

All of the above laws and regulations add significantly to the cost of operating the Company and our subsidiary depository institutions and thus have a negative impact on profitability. We would also note that there has been a tremendous expansion experienced in recent years by certain financial service providers that are not subject to the same rules and regulations as the Company and our subsidiary depository institutions. These institutions, because they are not so highly regulated, have a competitive advantage over us and our subsidiary depository institutions and may continue to draw large amounts of funds away from banking institutions, with a continuing adverse effect on the banking industry in general.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by both U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of fiscal and monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence to a significant extent the overall growth of bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of such policies on the future business and our earnings.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock purchased in this offering. The following summary is based on current provisions of the Code, U.S. Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service (“IRS”), with respect to the statements made and the conclusions reached in the following summary and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to such statements and conclusions. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, U.S. expatriates and certain former long-term residents of the United States, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

You are a non-U.S. holder if you are a beneficial owner of our common stock for United States federal income tax purposes that is (1) a nonresident alien individual, (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia), (3) an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income or (4) a trust unless (a) both (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more “United States Persons,” as defined under Section 7701 of the Code, have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided, that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless:

•	you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist,

•	the gain is “effectively connected” with your conduct of a trade or business in the United States and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” or USRPHC at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than five percent of our common stock at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder that is an individual and who is present in the U.S. for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of shares of our common stock, except capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

Information Reporting and Backup Withholding

Payment of dividends and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided, that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

Recent Legislation Relating to Foreign Accounts

Under legislation enacted in 2010, certain payments that are made to certain foreign financial institutions, investment funds and other non-United States persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. stockholders will be subject to withholding at a rate of 30%. These payments would include dividends and the gross proceeds from the sale or other disposition of our shares. Under current U.S. Treasury regulations, withholding would only apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our shares made on or after January 1, 2017.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through several underwriters for whom Sandler O’Neill & Partners, L.P., Evercore Group L.L.C. and Wells Fargo Securities, LLC are acting as representatives. We have entered into an underwriting agreement dated                     , with Sandler O’Neill & Partners, L.P., Evercore Group L.L.C. and Wells Fargo Securities, LLC, as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.
Evercore Group L.L.C.
Wells Fargo Securities, LLC
Keefe, Bruyette & Woods, Inc.
Nomura Securities International, Inc.
Total	6,700,000

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional 1,005,000 shares:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us, before expenses	$	$	$

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to 1,005,000 additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Lock-Up Agreements

We, our executive officers and directors, certain executive officers and directors of our subsidiaries and certain other stockholders, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Sandler O’Neill & Partners, L.P. and Evercore Group L.L.C., subject to limited exceptions,

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, Sandler O’Neill & Partners, L.P. and Evercore Group L.L.C. may, in their sole discretion, release all or some of the securities from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Additionally, subject to the occurrence of a change in control event, any shares (other than shares distributed in respect of prices in excess of the price of this offering) distributed by TCC to TLCM and TLCM’s members will be subject to lock-up restrictions under which the shares may generally not be sold or otherwise transferred without the Company’s consent for a period of 180 days following their distribution to TLCM and TLCM’s members.

Pricing of this Offering

Prior to this offering, there has been no established public trading market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of this offering.

We have applied to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol “TBK.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 502,500 shares of common stock offered by this prospectus for sale to our directors, director nominees, officers, employees, business associates and related persons. Reserved shares purchased by our directors, director nominees, officers, employees, business associates and related persons will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. For example, Nomura Securities International, Inc. (“Nomura”), has been and is currently engaged by Triumph Capital Advisors to act as placement agent and provide certain structuring services in connection with offerings of collateral loan obligation transactions managed by Triumph Capital Advisors as collateral manager (each, a “TCA CLO”). Nomura received structuring and placement fees in connection with the TCA CLOs as well as Triumph Capital Advisors providing customary representations, warranties, covenants and indemnification to Nomura in connection with such offerings. Moreover, an affiliate of Nomura provided a “warehouse” facility in connection with one TCA CLO that closed earlier this year and is currently providing such a facility with respect to a TCA CLO that is currently underway. We currently have an equity investment in the current warehouse facility and have had equity investments in certain of the previous facilities. Nomura may provide similar services to Triumph Capital Advisors or any of its affiliates in future TCA CLOs. In addition, another of our underwriters, Wells Fargo Securities, LLC, is an affiliate of our transfer agent, Wells Fargo Bank, N.A. In connection with its service as transfer agent for this offering, Wells Fargo Bank, N.A. will receive estimated fees of $5,000. It is anticipated that we will pay Wells Fargo Bank, N.A. annual service fees of approximately $19,300.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, each, a Relevant Member State, no offer of shares of our common stock may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares of our common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares of our common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We and the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares of our common stock in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of our common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, which persons together we refer to in this prospectus as “relevant persons.” This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS

Adam D. Nelson, who is our General Counsel, or another of our lawyers will issue an opinion about the validity of the securities offered in this offering. Mr. Nelson owns, or has the right to acquire, a number of shares of our common stock which represents less than 0.1% of the total outstanding common stock. Certain other legal matters in connection with this offering will be passed upon for us by each of Wachtell, Lipton, Rosen & Katz, New York, New York and Beard Kultgen Brophy Bostwick & Dickson LLP, Waco, Texas, and for the underwriters by Hunton & Williams LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Triumph Bancorp, Inc. and its subsidiaries at December 31, 2013 and 2012 and for the years then ended and the consolidated financial statements of National Bancshares, Inc. as of October 14, 2013 and for the period between January 1, 2013 and October 14, 2013, in this Prospectus and Registration Statement have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given on the authority of that firm as experts in accounting and auditing. The consolidated financial statements of National Bancshares, Inc. at December 31, 2012 have been audited by Plante & Moran, PLLC, an independent auditing firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a Registration Statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the Registration Statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete Registration Statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the Registration Statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the Registration Statement, including the exhibits and schedules to the Registration Statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the Registration Statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.

Upon completion of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our stockholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain a website at www.triumphbancorp.com. Information on or accessible through our website is not part of this prospectus.

TRIUMPH BANCORP, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2014 and December 31, 2013

(Dollar amounts in thousands, except per share amounts)

	June 30, 2014	December 31, 2013
	(Unaudited)
ASSETS
Cash and due from banks	$33,875	$25,352
Interest-bearing deposits with other banks	51,841	60,445

Total cash and cash equivalents	85,716	85,797
Securities — available for sale	168,694	184,654
Securities — held to maturity, fair value of $750 and $745, respectively	744	743
Loans held for sale	4,088	5,393
Loans	939,517	881,099
Allowance for loan losses	(6,253)	(3,645)

Loans, net	933,264	877,454
Branch assets held for sale	80,331	—
FHLB and Federal Reserve Bank stock, at cost	7,976	5,802
Premises and equipment, net	20,708	23,344
Other real estate owned	11,103	13,783
Goodwill and intangible assets, net	31,043	28,518
Bank-owned life insurance	28,829	28,554
Other assets	34,576	34,197

	$1,407,072	$1,288,239

LIABILITIES AND EQUITY
Liabilities
Deposits:
Noninterest bearing	$176,245	$150,238
Interest bearing	932,009	894,616

Total deposits	1,108,254	1,044,854
Customer repurchase agreements	15,313	11,330
Federal Home Loan Bank advances	70,000	21,000
Senior secured note	11,944	12,573
Junior subordinated debentures	24,296	24,171
Other liabilities	11,341	13,714

Total liabilities	1,241,148	1,127,642

Commitments and contingencies — See Note 9

Equity — See Note 12
Stockholders’ equity
Preferred Stock Series A	4,550	4,550
Preferred Stock Series B	5,196	5,196
Common stock	98	98
Additional paid-in-capital	104,827	104,631
Treasury stock	(4)	—
Retained earnings	24,519	18,992
Accumulated other comprehensive income	841	133

Total stockholders’ equity	140,027	133,600
Noncontrolling interests	25,897	26,997

Total equity	165,924	160,597

	$1,407,072	$1,288,239

See accompanying condensed notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2014	2013
Interest income:
Interest and fees on loans	$28,236	$6,441
Interest and fees on factored receivables	12,110	7,852
Interest and dividends on securities	1,319	428
Interest on tax exempt securities	31	—
Interest on cash deposits	135	46

Total interest income	41,831	14,767

Interest expense:
Deposits	2,249	1,567
Federal Home Loan Bank advances	24	2
Senior secured note	276	—
Junior subordinated debentures	543	—
Other	4	1

Total interest expense	3,096	1,570

Net interest income	38,735	13,197

Provision for loan losses	2,672	621

Net interest income after provision for loan losses	36,063	12,576

Noninterest income:
Service charges on deposits	1,613	—
Card income	1,037	—
Net realized gains (losses) and valuation adjustments on OREO	(329)	(20)
Net gains on sale of loans	575	75
Fee income	819	510
Other	1,527	208

Total noninterest income	5,242	773

Noninterest expense:
Salaries and employee benefits	18,347	7,875
Occupancy, furniture and equipment	2,628	858
FDIC insurance assessment	541	137
Carrying costs for OREO	231	153
Professional fees	1,385	660
Amortization of intangible assets	1,451	—
Advertising and promotion	909	286
Communications and technology	1,834	428
Other	3,730	1,121

Total noninterest expense	31,056	11,518

Net income before income tax	10,249	1,831

Income tax expense	3,541	473

Net income	6,708	1,358

Effect of noncontrolling interests and preferred shares	(1,275)	(1,073)

Net income to common stockholders	$5,433	$285

Earnings per share
Basic	$0.55	$0.04
Diluted	$0.55	$0.04
See accompanying condensed notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2014	2013
Net income	$6,708	$1,358

Other comprehensive income:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	1,156	(256)
Reclassification of amount realized through sale of securities	(16)	—
Tax effect	(432)	87

Total other comprehensive income (loss)	708	(169)

Comprehensive income	7,416	1,189

Income attributable to noncontrolling interests	(1,275)	(1,073)

Comprehensive income attributable to common stockholders	$6,141	$116

See accompanying condensed notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

	Preferred Stock – Series A		Preferred Stock – Series B			Common Stock		Treasury Stock			Accumulated Other Comprehensive Income	Non Controlling Interest	Total Equity
	Shares Outstanding	Liquidation Preference Amount	Shares Outstanding	Liquidation Preference Amount	Shares Outstanding	Par Amount	Additional Paid-in-Capital	Shares Outstanding	Cost	Retained Earnings
Balance, January 1, 2013	50,000	$5,000	—	$—	4,586,356	$46	$43,924		$—	$7,086	$456	$6,962	$63,474
Exchange offer	(4,500)	(450)	—	—	545,069	5	6,307		—	(461)	—	(5,862)	(461)
Common stock issuance, net of costs	—	—	—	—	3,661,115	37	42,251		—	—	—	—	42,288
Stock based compensation	—	—	—	—	—	—	43		—	—	—	—	43
TBI Series A Preferred dividends	—	—	—	—	—	—	—		—	(447)	—	—	(447)
TCF Class B distributions	—	—	—	—	—	—	—		—	(165)	—	—	(165)
Net income	—	—	—	—	—	—	—		—	1,358	—	—	1,358
Other comprehensive loss	—	—	—	—	—	—	—		—	—	(169)	—	(169)

Balance, June 30, 2013	45,500	$4,550	—	$—	8,792,540	$88	$92,525	—	$—	$7,371	$287	$1,100	$105,921

Balance, January 1, 2014	45,500	$4,550	51,956	$5,196	9,832,585	$98	$104,631		$—	$18,992	$133	$26,997	$160,597
Vesting of restricted stock units	—	—	—	—	13,511	—	—		—	—	—	—	—
Stock based compensation	—	—	—	—	—	—	196		—	—	—	—	196
Purchase of treasury stock	—	—	—	—	(277)	—	—	277	(4)	—	—	—	(4)
Series T-1 and T-2 dividends	—	—	—	—	—	—	—		—	(730)	—	—	(730)
TBI Series A Preferred dividends	—	—	—	—	—	—	—		—	(182)	—	—	(182)
TBI Series B Preferred dividends	—	—	—	—	—	—	—		—	(206)	—	—	(206)
TCF Class B distributions	—	—	—	—	—	—	—		—	(63)	—	—	(63)
TCF Class B redemption	—	—	—	—	—	—	—		—	—	—	(1,100)	(1,100)
Net income	—	—	—	—	—	—	—		—	6,708	—	—	6,708
Other comprehensive income	—	—	—	—	—	—	—		—	—	708	—	708

Balance, June 30, 2014	45,500	$4,550	51,956	$5,196	9,845,819	$98	$104,827	277	$(4)	$24,519	$841	$25,897	$165,924

See accompanying condensed notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2014	2013
Cash flows from operating activities:
Net income	$6,708	$1,358
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	934	267
Net accretion on loans and deposits	(5,780)	(1,192)
Amortization of junior subordinated debentures	125	—
Net amortization on securities	144	205
Amortization of intangible assets	1,451	—
Deferred taxes	(8)	329
Provision for loan losses	2,672	621
Stock based compensation	196	43
Origination of loans held for sale	(24,127)	—
Proceeds from loan sales	26,007	—
Net (gain) on sales of securities	(16)	—
Net (gain) on sales of loans	(575)	(75)
Net realized losses and valuation adjustments on OREO	329	20
Decrease (increase) in other assets	(3,270)	911
Increase (decrease) in other liabilities	(2,373)	691

Net cash provided by operating activities	2,417	3,178

Cash flows from investing activities:
Purchases of securities available for sale	(12,560)	—
Proceeds from sales of securities available for sale	6,794	—
Proceeds from maturities, calls, and pay downs of securities available for sale	22,687	4,038
Net originations of loans	(85,963)	(56,992)
Purchases of premises and equipment, net	(508)	(163)
Net proceeds from sale of other real estate owned	2,722	601
Net proceeds from CLO warehouse	2,500	—
(Purchase) sale of FHLB and Federal Reserve Bank stock	(2,174)	180
Cash paid for acquisitions	(49,482)	—

Net cash (used in) investing activities	(115,984)	(52,336)

Cash flows from financing activities:
Net increase (decrease) in deposits	63,417	36,442
Increase in customer repurchase agreements	3,983	—
Increase in Federal Home Loan Bank advances	49,000	1,500
Repayment of senior secured note	(629)	—
Exchange offer	—	(461)
Proceeds from issuance of common stock	—	42,288
Purchase of Treasury Stock	(4)	—
Distributions on noncontrolling interest and preferred stock	(1,181)	(612)
Redemption of TCF Class B units	(1,100)	—

Net cash provided by financing activities	113,486	79,157

Net increase in cash and cash equivalents	(81)	29,999
Cash and cash equivalents at beginning of period	85,797	15,784

Cash and cash equivalents at end of period	$85,716	$45,783

Supplemental cash flow information:
Interest paid	$4,962	$1,535
Income taxes paid	$1,536	$530

Supplemental noncash disclosures:
Transfers from loans to other real estate owned	$379	$470
Loan transfers to branch assets held for sale	$78,071	$—
Premises and equipment transferred to branch assets held for sale	$2,260	$—

See accompanying condensed notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Triumph Bancorp, Inc. (TBI or Triumph) and Subsidiaries (collectively the Company) is a financial holding company headquartered in Dallas, Texas. The accompanying consolidated financial statements include the accounts of TBI and its wholly owned subsidiaries Triumph Capital Advisors, LLC (TCA), Triumph CRA Holdings, LLC (TCRA), National Bancshares, Inc. (NBI), NBI’s wholly owned subsidiary THE National Bank, subsequently renamed Triumph Community Bank (TCB), Triumph Savings Bank, SSB (TSB), TSB’s majority owned subsidiary Triumph Commercial Finance LLC (TCF) and its wholly owned subsidiary Advance Business Capital LLC which currently operates under the d/b/a of Triumph Business Capital (TBC). In addition, TSB does business under the Triumph Commercial Finance name with respect to its commercial finance business, including Asset Based Lending, Equipment Lending and General Factoring.

Basis of Presentation. The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) for interim financial information and in accordance with guidance provided by the Securities and Exchange Commission. Accordingly, the condensed financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments considered necessary for a fair presentation. Transactions between the subsidiaries have been eliminated. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in the Company’s S-1 for the fiscal year ended December 31, 2013. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. Furthermore, the acquisition of National Bancshares, Inc. during the fourth quarter of 2013 may impact the comparability of year to date 2014 versus year to date 2013 comparable information. The Company has three reportable segments consisting of Factoring, Banking, and Corporate. The Company’s Chief Executive Officer uses segment results to make operating and strategic decisions.

Adoption of New Accounting Standards:

On January 1, 2013 the Company adopted Accounting Standards Update (ASU) 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the Company’s consolidated statement of comprehensive income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. The adoption of this ASU is reflected in the accompanying consolidated statements of comprehensive income.

Newly Issued, But Not Yet Effective Accounting Standards:

In January of 2014, FASB issued ASU 2014-04, “Receivables — Troubled Debt Restructurings by Creditors.” ASU 2014-04 affects all creditors when an in substance repossession or foreclosure of residential real estate

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

property collateralizing a consumer mortgage loan in satisfaction of a receivable has occurred. The ASU is effective for fiscal periods beginning after December 15, 2014. Adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

On May 28, 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

NOTE 2 — BUSINESS COMBINATIONS

Doral Healthcare Acquisition

On June 13, 2014, Triumph Bancorp, Inc., through its subsidiary, Triumph Community Bank, acquired the lending platform and certain assets of Doral Healthcare Finance (DHF), an asset based lender focused exclusively on the healthcare industry. DHF was a division of Doral Money, which is a subsidiary of Doral Bank. The purpose of the acquisition was to enhance the Company’s commercial finance offerings. In conjunction with the acquisition, Doral Healthcare Finance has been rebranded Triumph Healthcare Finance. The acquisition was not considered significant to the Company’s financial statements and therefore pro forma financial data and related disclosures are not included.

The Company acquired loans with initial fair values of $45,334 at the acquisition date in addition to other assets and liabilities. Under the terms of the agreement, the Company paid cash in the amount of $49,482. As of June 30, 2014, the Company recognized $1,921 in goodwill that was allocated to the Company’s Banking segment. Goodwill represents the excess of the fair value of consideration transferred over the fair value of net assets acquired. Goodwill resulted from a combination of expected enhanced service offerings and cross-selling opportunities. Goodwill will be amortized for tax purposes.

DHF’s results of operations are included in the Company’s results since the acquisition date.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 2 — BUSINESS COMBINATIONS (Continued)

A summary of the fair values of assets acquired, liabilities assumed, consideration paid, and the resulting goodwill is as follows:

Assets:
Loans	$45,334
Customer relationship intangible	2,029
Premises and equipment	50
Other assets	276

$47,689
Liabilities:
Customer deposits	128

Fair value of net assets acquired	$47,561
Cash paid	49,482

Goodwill	$1,921

Information about the acquired loan portfolio subject to purchased credit impaired (PCI) loan accounting guidance as of the June 13, 2014 acquisition date is as follows:

PCI
Contractual balance at acquisition	$5,009
Contractual cash flows not expected to be collected (nonaccretable difference)	(873)

Expected cash flows at acquisition	$4,136

Accretable yield	(482)

Fair value of acquired PCI loans	$3,654

Loans acquired and not otherwise classified as PCI are short term in nature and had a gross contractual balance and fair value at acquisition of $41,680. Substantially all contractual cash flows are expected to be collected on all non-PCI loans acquired.

NBI Acquisition

Effective October 15, 2013, TBI acquired 100% of NBI, and thereby acquired THE National Bank due to NBI’s 100% ownership of THE National Bank. During 2014, THE National Bank was renamed Triumph Community Bank. The primary benefits of the acquisition are to (i) provide the Company with increased access to low cost stable core deposit funding and (ii) create the opportunity to achieve improved operating efficiency through the scale provided by a larger consolidated balance sheet.

The Company recorded the assets acquired and the liabilities assumed in the acquisition of NBI at their respective fair values as of the acquisition date. In conjunction with the acquisition, the Company recognized a bargain purchase gain of $9,014.

TCB’s results of operations are included in the Company’s results since the acquisition date.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 2 — BUSINESS COMBINATIONS (Continued)

A summary of the fair values of assets acquired, liabilities assumed, consideration paid and the resulting bargain purchase gain is as follows:

Assets:
Cash and cash equivalents	$89,990
Securities	160,450
Loans	568,358
FHLB and Federal Reserve Bank stock	4,507
Premises and equipment	19,358
Other real estate owned	11,285
Intangible assets	15,091
Bank-owned life insurance	28,435
Deferred income taxes	17,237
Other assets	22,023

936,734

Liabilities:
Deposits	793,256
Customer repurchase agreements	19,927
Senior secured note	11,858
Junior subordinated debentures	24,120
Federal Home Loan Bank advances	5,003
Accrued interest and dividends payable	7,282
Other liabilities	7,988

869,434

Fair value of net assets acquired	67,300
Cash paid to NBI common and preferred shareholders	15,277
Common stock issued by TBI (1,029,045 shares)	11,916
TBI Preferred stock Series B Issued	5,196
Senior Preferred Stock, Series T-1 and T-2 assumed	25,897

Consideration paid	58,286
Bargain Purchase Gain	$(9,014)

The consideration paid was comprised of a combination of cash and TBI common and preferred stock to all NBI stockholders, and the assumption of NBI’s Senior Preferred Stock, Series T-1 and T-2, classified as noncontrolling interest in the consolidated statements of changes in equity.

In addition to the consideration paid TBI (i) retired the outstanding balance of NBI’s $11,858 senior secured note and (ii) retired all $3,640 of NBI’s senior convertible notes outstanding with cash.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 2 — BUSINESS COMBINATIONS (Continued)

As of the date of acquisition, NBI had been in deferral on payments due for interest and dividends on its junior subordinated debentures and Senior Preferred Stock, Series T-1 and T-2. The total amounts due on these instruments for periods prior to acquisition have been brought current by Triumph on the first contractually available payment dates post-acquisition.

NOTE 3 — SECURITIES

Securities have been classified in the financial statements as available for sale or held to maturity. The carrying amount of securities and their approximate fair values at June 30, 2014 and December 31, 2013 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30,2014
Available for sale securities:
U.S. Government agency obligations	$89,724	$359	$(12)	$90,071
Mortgage-backed securities, residential	29,992	582	(2)	30,572
Asset backed securities	18,686	92	(18)	18,760
State and municipal	7,942	156	—	8,098
Corporate bonds	20,798	202	(33)	20,967
SBA pooled securities	223	3	—	226

Total available for sale securities	$167,365	$1,394	$(65)	$168,694

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity securities:
Other — State of Israel bonds	$744	$6	$—	$750

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2013
Available for sale securities:
U.S. Government agency obligations	$95,967	$91	$(224)	$95,834
Mortgage-backed securities, residential	35,931	355	(1)	36,285
Asset backed securities	18,811	34	(6)	18,839
State and municipal	8,989	20	(4)	9,005
Corporate bonds	20,817	62	(36)	20,843
Trust preferred	3,706	—	(106)	3,600
SBA pooled securities	244	4	—	248

Total available for sale securities	$184,465	$566	$(377)	$184,654

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 3 — SECURITIES (Continued)

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity securities:
Other — State of Israel bonds	$743	$2	$—	$745

The amortized cost and estimated fair value of securities at June 30, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$2,846	$2,849	$225	$225
Due from one year to five years	92,393	92,870	519	525
Due from five years to ten years	20,110	20,232	—	—
Due after ten years	3,115	3,185	—	—

	118,464	119,136	744	750
Mortgage-backed securities, residential	29,992	30,572	—	—
Asset backed securities	18,686	18,760	—	—
SBA pooled securities	223	226	—	—

	$167,365	$168,694	$744	$750

For the six months ended June 30, 2014, securities were sold resulting in proceeds of $6,794, gross gains of $25, and gross losses of $9. There were no sales of securities for the six months ended June 30, 2013.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 3 — SECURITIES (Continued)

Information pertaining to securities with gross unrealized losses at June 30, 2014 and December 31, 2013, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2014
U.S. Government agency obligations	$9,612	$(12)	$—	$—	$9,612	$(12)
Mortgage-backed securities, residential	557	(2)	—	—	557	(2)
Asset backed securities	4,927	(18)	—	—	4,927	(18)
State and municipal	—	—	—	—	—	—
Corporate bonds	1,343	(33)	—	—	1,343	(33)
SBA pooled securities	58	—	—	—	58	—

	$16,497	$(65)	$—	$—	$16,497	$(65)

December 31, 2013
U.S. Government agency obligations	$38,890	$(222)	$1,849	$(2)	$40,739	$(224)
Mortgage-backed securities, residential	800	(1)	—	—	800	(1)
Asset backed securities	4,913	(6)	—	—	4,913	(6)
State and municipal	1,481	(4)	—	—	1,481	(4)
Corporate bonds	8,419	(36)	—	—	8,419	(36)
Trust preferred	3,600	(106)	—	—	3,600	(106)
SBA pooled securities	—	—	—	—	—	—

	$58,103	$(375)	$1,849	$(2)	$59,952	$(377)

As of June 30, 2014, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of June 30, 2014, management believes the unrealized losses detailed in the previous table are temporary and no other than temporary impairment loss has been recognized in the Company’s consolidated statements of income.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES

Loans at June 30, 2014 and December 31, 2013 consisted of the following:

	June 30, 2014	December 31, 2013
Real estate:
Commercial	$264,730	$331,271
Construction, land development, land	43,040	37,626
1-4 family residential properties	81,187	91,301
Farmland	19,644	20,294

Total real estate	408,601	480,492

Commercial	328,361	255,655
Factored receivables	156,272	117,370
Consumer	13,525	13,878
Mortgage warehouse	32,359	13,513

Total	939,118	880,908

Deferred origination fees and costs, net	399	191
Allowance for loan losses	(6,253)	(3,645)

	$933,264	$877,454

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Allowance for Loan and Lease Losses: The activity in the allowance for loan and lease losses (ALLL) during the six months ended June 30, 2014 and 2013 is as follows:

Six months ended June 30, 2014	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Real estate:
Commercial	$348	$113	$—	$2	$463
Construction, land development, land	110	132	—	—	242
1-4 family residential properties	100	184	(189)	102	197
Farmland	7	4	—	—	11

Total real estate	565	433	(189)	104	913
Commercial	1,145	985	(13)	215	2,332
Factored receivables	1,842	1,136	(176)	36	2,838
Consumer	49	88	(215)	174	96
Mortgage warehouse	44	30	—	—	74

	$3,645	$2,672	$(593)	$529	$6,253

Six months ended June 30, 2013
Real estate:
Commercial	$261	$31	$(40)	$—	252
Construction, land development, land	40	6	—	—	46
1-4 family residential properties	227	(77)	(69)	17	98
Farmland	5	—	—	—	5

Total real estate	533	(40)	(109)	17	401
Commercial	172	324	—	6	502
Factored receivables	1,221	322	(62)	51	1,532
Consumer	—	—	—	—	—
Mortgage warehouse	—	15	—	—	15

	$1,926	$621	$(171)	$74	$2,450

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following table presents loans individually and collectively evaluated for impairment, as well as purchase credit impaired (PCI) loans, and their respective allowance allocations:

June 30, 2014	Loan Evaluation				ALLL Allocations
	Individually	Collectively	PCI	Total loans	Individually	Collectively	PCI	Total ALLL
Real estate:
Commercial	$1,778	$248,430	$14,522	$264,730	$—	$463	$—	$463
Construction, land development, land	—	41,549	1,491	43,040	—	242	—	242
1-4 family residential properties	531	78,230	2,426	81,187	—	137	60	197
Farmland	—	19,644	—	19,644	—	11	—	11

Total real estate	2,309	387,853	18,439	408,601	—	853	60	913
Commercial	6,252	316,842	5,267	328,361	297	2,035	—	2,332
Factored receivables	662	155,610	—	156,272	661	2,177	—	2,838
Consumer	—	13,525	—	13,525	—	96	—	96
Mortgage warehouse	—	32,359	—	32,359	—	74	—	74

	$9,223	$906,189	$23,706	$939,118	$958	$5,235	$60	$6,253

December 31, 2013	Loan Evaluation				ALLL Allocations
	Individually	Collectively	PCI	Total loans	Individually	Collectively	PCI	Total ALLL
Real estate:
Commercial	$4,489	$308,135	$18,647	$331,271	$—	$348	$—	$348
Construction, land development, land	—	35,585	2,041	37,626	—	110	—	110
1-4 family residential properties	842	87,987	2,472	91,301	14	79	7	100
Farmland	—	20,294	—	20,294	—	7	—	7

Total real estate	5,331	452,001	23,160	480,492	14	544	7	565
Commercial	5,495	248,129	2,031	255,655	15	1,130	—	1,145
Factored receivables	763	116,607	—	117,370	417	1,425	—	1,842
Consumer	—	13,878	—	13,878	—	49	—	49
Mortgage warehouse	—	13,513	—	13,513	—	44	—	44

	$11,589	$844,128	$25,191	$880,908	$446	$3,192	$7	$3,645

The following is a summary of information pertaining to impaired loans at June 30, 2014 and December 31, 2013:

	Impaired Loans and Purchased Credit Impaired Loans With a Valuation Allowance			Impaired Loans Without a Valuation Allowance		Six Months Ended June 30, 2014
June 30, 2014	Recorded Investment	Unpaid Principal	Related Allowance	Recorded Investment	Unpaid Principal	Average Impaired Loans	Interest Recognized
Real estate:
Commercial	$—	$—	$—	$107	$127	$2,113	$189
Construction, land development, land	—	—	—	—	—	—	—
1-4 family residential properties	179	266	60	362	501	1,018	90
Farmland	—	—	—	—	—	—	—

Total real estate	179	266	60	469	628	3,131	279
Commercial	1,028	1,058	297	5,224	5,454	5,655	40
Factored receivables	662	662	661	—	—	381	—
Consumer	—	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—	—

	$1,869	$1,986	$1,018	$5,693	$6,082	$9,167	$319

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

	Impaired Loans and Purchased Credit Impaired Loans With a Valuation Allowance			Impaired Loans Without a Valuation Allowance		Year Ended December 31, 2013
December 31, 2013	Recorded Investment	Unpaid Principal	Related Allowance	Recorded Investment	Unpaid Principal	Average Impaired Loans	Interest Recognized
Real estate:
Commercial	$—	$—	$—	$114	$131	$201	$7
Construction, land development, land	—	—	—	—	—	—	—
1-4 family residential properties	127	169	21	157	166	242	16
Farmland	—	—	—	—	—	—	—

Total real estate	127	169	21	271	297	443	23
Commercial	215	215	15	5,224	5,454	2,740	14
Factored receivables	762	762	417	1	—	632	—
Consumer	—	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—	—

	$1,104	$1,146	$453	$5,496	$5,751	$3,815	$37

Loans included in the above table are non-PCI impaired loans and PCI loans that have deteriorated subsequent to acquisition and as a result have been deemed impaired and an allowance recorded. PCI loans that have not deteriorated subsequent to acquisition are not considered impaired and therefore do not require an allowance and are excluded from the table above.

The recorded investment is the carrying amount of the loan excluding deferred costs and accrued interest which are immaterial. Interest recognized was substantially earned on the cash basis excluding any deferred loan origination fees normally recognized as yield.

The following table presents the unpaid principal and recorded investment for loans at June 30, 2014 and December 31, 2013. The difference between the unpaid principal balance and recorded investment is principally associated with (1) premiums and discounts associated with acquisition date fair value adjustments on acquired loans (both PCI and non-PCI) and (2) previous charge-offs. Accrued interest, which is immaterial, has not been included in the recorded investment balance.

June 30, 2014	Recorded Investment	Unpaid Principal	Net
Real estate:
Commercial	$264,730	$282,149	$(17,419)
Construction, land development, land	43,040	45,439	(2,399)
1-4 family residential properties	81,187	85,839	(4,652)
Farmland	19,644	19,525	119

Total real estate	408,601	432,952	(24,351)
Commercial	328,361	332,794	(4,433)
Factored receivables	156,272	157,320	(1,048)
Consumer	13,525	13,607	(82)
Mortgage warehouse	32,359	32,359	—

	$939,118	$969,032	$(29,914)

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

December 31, 2013	Recorded Investment	Unpaid Principal	Net
Real estate:
Commercial	$331,271	$351,521	$(20,250)
Construction, land development, land	37,626	41,034	(3,408)
1-4 family residential properties	91,301	96,742	(5,441)
Farmland	20,294	20,145	149

Total real estate	480,492	509,442	(28,950)
Commercial	255,655	260,384	(4,729)
Factored receivables	117,370	118,057	(687)
Consumer	13,878	14,006	(128)
Mortgage warehouse	13,513	13,513	—

	$880,908	$915,402	$(34,494)

At June 30, 2014 and December 31, 2013, the Company has on deposit $12,954 and $10,653, respectively, of customer reserves associated with factored receivables. These deposits represent customer reserves held to settle any payment disputes or collection shortfalls and are reported as deposits in the consolidated balance sheets.

Past Due Loans: The following is a summary of contractually past due and non-accrual loans at June 30, 2014 and December 31, 2013:

June 30, 2014	30-89 Days Past Due	Past Due 90 Days or More Still Accruing	Non-accrual	Total Past Due
Real estate:
Commercial	$1,820	$—	$3,247	$5,067
Construction, land development, land	528	—	—	528
1-4 family residential properties	913	255	1,302	2,470
Farmland	245	—	—	245

Total real estate	3,506	255	4,549	8,310
Commercial	1,487	—	9,805	11,292
Factored receivables	6,192	—	133	6,325
Consumer	516	8	—	524
Mortgage warehouse	—	—	—	—

	$11,701	$263	$14,487	$26,451

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

December 31, 2013	30-89 Days Past Due	Past Due 90 Days or More Still Accruing	Non-accrual	Total Past Due
Real estate:
Commercial	$2,959	$47	$5,417	$8,423
Construction, land development, land	690	—	—	690
1-4 family residential properties	1,803	19	1,392	3,214
Farmland	—	—	—	—

Total real estate	5,452	66	6,809	12,327
Commercial	2,155	11	5,494	7,660
Factored receivables	3,836	—	89	3,925
Consumer	591	2	—	593
Mortgage warehouse	—	—	—	—

	$12,034	$79	$12,392	$24,505

Credit Quality Information: The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including: current collateral and financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes every loan and is performed on a semi-annual basis at TSB and every eighteen months for loans greater than $500 at TCB. Large groups of smaller balance homogeneous loans, such as consumer loans, are analyzed primarily based on payment status. The Company uses the following definitions for risk ratings:

Pass:

Loans classified as pass are loans with low to average risk and not otherwise classified as special mention, substandard or doubtful.

Special Mention:

Loans classified as special mention have low to acceptable risks. Liquidity, asset quality, and debt service coverage are as a whole satisfactory and performance is generally as agreed.

Substandard:

Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Doubtful:

Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

PCI:

At acquisition, PCI loans had the characteristics of substandard loans and it was probable, at acquisition, that all contractually required principal payments would not be collected. The Company evaluates these loans on a projected cash flow basis with this evaluation performed quarterly.

As of June 30, 2014 and December 31, 2013 based on the most recent analysis performed, the risk category of loans is as follows:

June 30, 2014	Pass	Special Mention	Substandard	Doubtful	PCI	Total
Real estate:
Commercial	$242,264	$2,377	$5,568	$—	$14,521	$264,730
Construction, land development, land	41,549	—	—	—	1,491	43,040
1-4 family residential	77,992	79	690	—	2,426	81,187
Farmland	19,489	155	—	—	—	19,644

Total real estate	381,294	2,611	6,258	—	18,438	408,601
Commercial	311,291	570	11,232	—	5,268	328,361
Factored receivables	155,610	—	76	586	—	156,272
Consumer	13,525	—	—	—	—	13,525
Mortgage w arehouse	32,359	—	—	—	—	32,359

	$894,079	$3,181	$17,566	$586	$23,706	$939,118

December 31, 2013	Pass	Special Mention	Substandard	Doubtful	PCI	Total
Real estate:
Commercial	$307,886	$557	$4,180	$—	$18,648	$331,271
Construction, land development, land	35,585	—	—	—	2,041	37,626
1-4 family residential	88,379	—	450	—	2,472	91,301
Farmland	20,294	—	—	—	—	20,294

Total real estate	452,144	557	4,630	—	23,161	480,492
Commercial	247,941	—	5,684	—	2,030	255,655
Factored receivables	116,607	—	336	427	—	117,370
Consumer	13,878	—	—	—	—	13,878
Mortgage warehouse	13,513	—	—	—	—	13,513

	$844,083	$557	$10,650	$427	$25,191	$880,908

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Troubled Debt Restructurings

Troubled debt restructurings and their effects were immaterial for the six months ending June 30, 2014 and 2013.

NOTE 5 — PURCHASED CREDIT IMPAIRED LOANS

The Company has loans that were acquired, for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it was probable, at acquisition, that all contractually required payments would not be collected. The outstanding contractually required principal and interest and the carrying amount of these loans included in the balance sheet amounts of loans at June 30, 2014 and December 31, 2013, are as follows:

	June 30, 2014	December 31, 2013
Contractually required principal and interest:
Real estate loans	$30,661	$35,584
Commercial, financial and agricultural	7,430	2,795

Outstanding contractually required principal and interest	$38,091	$38,379

Gross carrying amount included in loans receivable	$23,706	$25,191

The changes in accretable yield during the six months ended June 30, 2014 and June 30, 2013 in regard to loans transferred at acquisition for which it was probable that all contractually required payments would not be collected is as follows:

	2014	2013
Balance, January 1	$4,587	$4,244
Additions	482	—
Accretion	(1,957)	(1,806)
Reclassification from nonaccretable to accretable yield	3,922	—
Disposals	(150)	(2)

Balance, June 30	$6,884	$2,436

NOTE 6 — VARIABLE INTEREST ENTITIES

Trinitas CLO I, LTD: During 2013, the Company, through its subsidiary, Triumph Capital Advisors, LLC (TCA), formed Trinitas CLO I, LTD (Trinitas I). Trinitas I is a collateralized loan obligation (CLO) fund and TCA serves as its asset manager. Trinitas I was initially in a “warehouse” phase whereby it was acquiring senior secured corporate loans in anticipation of the securities offering that completed the final CLO securitization structure. The purchases of these initial warehouse assets was funded by the proceeds from third party debt financing and equity investments made by both the Company and other third parties. On May 1, 2014, Trinitas I completed its CLO securities offering and issued $400,000 face amount of CLO securities. In connection with

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 6 — VARIABLE INTEREST ENTITIES (Continued)

the offering, Trinitas I redeemed the equity securities issued as part of its warehouse phase and repaid and terminated its warehouse credit facility. TBI earned total income on its equity investment in Trinitas I of approximately $554 (including $384 for the period from January 1, 2014 through the May 1, 2014 redemption date) and $119 of management fees from the May 1, 2014 closing date through June 30, 2014.

The securities sold in the CLO offering were issued in a series of tranches ranging from an AAA rated debt tranche to an unrated tranche of subordinated notes. Neither the Company nor any of its related persons acquired or holds any of the securities issued by Trinitas I in the offering. Effective as of May 1, 2014, TCA began earning asset management fees in accordance the terms of its asset management agreement with Trinitas I.

As part of the consummation of the CLO offering by Trinitas I, the Company performed a consolidation analysis to confirm, as of the effective date of the offering, whether the Company was required to consolidate the assets, liabilities, equity or operations of Trinitas I in its financial statements. The Company concluded that (a) Trinitas I remained a variable interest entity as of the May 1, 2014 date of consummation of the offering, and (b) the Company, through TCA, held variable interests in the entity due to the subordinated and incentive fees payable to TCA under its asset management agreement. However, the Company also concluded that it was not the “primary beneficiary” of Trinitas I as (x) neither it nor any of its related persons held any investment or interest in the entity outside of the management fees payable to TCA under its asset management agreement and (y) such management fees constituted standard third party agency fees at prevailing market rates for transactions of this type that could not potentially be significant to the entity. Consequently, the Company concluded that it was not required to consolidate the assets, liabilities, equity or operations of Trinitas I in its financial statements as of June 30, 2014.

Trinitas CLO II, LTD: On May 20, 2014, the Company, through its subsidiary TCA, formed Trinitas CLO II, LTD (Trinitas II) to be the issuer of a second CLO offering to be managed by TCA. As of June 30, 2014 Trinitas II was in a “warehouse” phase whereby it was acquiring senior secured corporate loans in anticipation of the securities offering that completed the final CLO securitization structure. The purchases of these initial warehouse assets were funded by the proceeds from third party debt financing and equity investments. When finalized, Trinitas II will use the proceeds of the debt and equity interests sold in the offering for the final CLO securitization structure to repay the initial warehouse phase debt and equity holders. In the final CLO securitization structure, interest and principal repayment of the leveraged loans held by Trinitas II will be used to repay debt holders with any excess cash flows used to provide a return on capital to equity investors. TCA will earn a management fee as the asset manager for Trinitas II that will commence upon the issuance of the final CLO securitization structure, but does not earn management or other fees from Trinitas II during the “warehouse” phase.

The Company performed a consolidation analysis of Trinitas II for its warehouse phase and concluded that Trinitas II was a variable interest entity and that certain of the Company’s related parties held variable interests in the entity that could potentially be significant to it in the form of equity investments in the entity. However, the Company also concluded that due to certain approval and denial powers available to the lender under the warehouse credit facility for Trinitas II which provide for shared decision-making powers, the Company was not determined to be the primary beneficiary of Trinitas II and therefore the assets, liabilities, and equity of Trinitas II were not consolidated by the Company as of June 30, 2014. At June 30, 2014, the Company had not made any

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 6 — VARIABLE INTEREST ENTITIES (Continued)

equity investments in Trinitas II and therefore the Company had no exposure to loss. No management fees were earned or accrued as of and for the six months ended June 30, 2014. See Note 16 for subsequent events related to Trinitas II.

NOTE 7 — DEPOSITS

Deposits at June 30, 2014 and December 31, 2013 are summarized as follows:

	June 30, 2014	December 31, 2013
Noninterest bearing demand	$176,245	$150,238
Interest-bearing demand	248,992	199,826
Individual Retirement Accounts	53,856	54,512
Money Market	138,204	157,406
Savings	73,207	69,336
Time, $100,000 and greater	162,150	138,000
Time, less than $100,000	205,581	216,940
Other brokered funds	50,019	58,596

Total Deposits	$1,108,254	$1,044,854

At June 30, 2014, scheduled maturities of time deposits, individual retirement accounts and brokered deposits are as follows:

June 30, 2014
Within one year	$293,528
After one but within two years	86,723
After two but within three years	67,837
After three but within four years	10,684
After four but within five years	12,834

Total	$471,606

NOTE 8 — LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements. The Company does not anticipate any material losses as a result of commitments and contingent liabilities.

NOTE 9 — OFF-BALANCE SHEET LOAN COMMITMENTS

From time to time, the Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 9 — OFF-BALANCE SHEET LOAN COMMITMENTS (Continued)

the amount recognized in the balance sheet. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The contractual amounts of financial instruments with off-balance-sheet risk were as follows:

	June 30, 2014		December 31, 2013
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$19,299	$—	$7,437	$4,823
Unused lines of credit	45,902	211,796	33,470	104,896
Standby letters of credit	2,371	1,721	2,147	1,897

Commitments to make loans are generally made for periods of 90 days or less. The fixed rate loan commitments have interest rates ranging from 4.0% to 5.5% and maturities ranging from 2 years to 5 years. Certain commitments and lines of credit will expire unused.

NOTE 10 — FAIR VALUE DISCLOSURES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in our annual financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 10 — FAIR VALUE DISCLOSURES (Continued)

Assets measured at fair value on a recurring basis are summarized in the table below. There were no liabilities measured at fair value on a recurring basis at June 30, 2014 and December 31, 2013.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3
June 30, 2014:
Securities available for sale
U.S. Government agency obligations	$—	$90,071	$—
Mortgage-backed securities-residential	—	30,572	—
Asset backed securities	—	18,760	—
State and municipal	—	4,624	3,474
Corporate bonds	—	20,967	—
SBA pooled securities	—	226	—

	$—	$165,220	$3,474

Loans held for sale
Mortgages	—	4,088	—

	$—	$4,088	$—

December 31, 2013:
Securities available for sale
U.S. Government agency obligations	$—	$95,834	$—
Mortgage-backed securities-residential	—	36,285	—
Asset-backed securities	—	18,839	—
State and municipal	—	5,423	3,582
Corporate bonds	—	20,843	—
SBA pooled securities	—	248	—
Trust preferred	—	3,600	—

	$—	$181,072	$3,582

Loans held for sale
Mortgages	—	5,393	—

	$—	$5,393	$—

There were no transfers between levels during 2014 or 2013.

At June 30, 2014, the Company classified $3,474 of municipal securities as level 3. These municipal securities are bond issues for municipal government entities located in northwestern Illinois and are privately placed, non-rated bonds without CUSIP numbers. The municipal securities are valued by an independent third party using matrix pricing according to the municipal bond index that most closely matches the bond issue. Fair values for each maturity of the bond issue are then calculated based on the index yield at the appropriate point on the yield curve. The Company does not make any internal adjustments to the third party bond valuations. The only activity related to the above level 3 securities during the six months ended June 30, 2014 was associated with immaterial contractual payments and changes in fair value that were recorded in other comprehensive income.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 10 — FAIR VALUE DISCLOSURES (Continued)

Assets measured at fair value on a non-recurring basis are summarized in the table below. There were no liabilities measured at fair value on a non-recurring basis at June 30, 2014 and December 31, 2013.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3
June 30, 2014:
Impaired loans
1-4 family residential properties	$—	$—	$119
Commercial	—	—	731
Factored receivables	—	—	1

Other real estate owned:(1)
1-4 family residential properties	—	—	168
Commercial	—	—	1,044
Construction, land development, land	—	—	1,567

	$—	$—	$3,630

	Level 1	Level 2	Level 3
December 31, 2013:
Impaired loans
1-4 family residential properties	$—	$—	$106
Commercial	—	—	200
Factored receivables	—	—	345

Other real estate owned:(1)
1-4 family residential properties	—	—	367
Commercial	—	—	653
Construction, land development, land	—	—	—

	$—	$—	$1,671

	June 30, 2014	December 31, 2013
Provision recorded for loans classified as impaired	$351	$14
Valuation adjustments recorded on other real estate owned	$368	$144

(1)	Represents the fair value of OREO that was adjusted subsequent to its initial classification as OREO.

Impaired Loans with Specific Allocation of ALLL: A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due pursuant to the contractual terms of the loan agreement. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the underlying fair value of the loan’s collateral. Fair value of the impaired loan’s collateral is determined by third party appraisals, which are then adjusted for the estimated selling and closing costs related to liquidation of the collateral. Unobservable inputs for estimated selling and closing costs range from 5% to 8% of the value of the underlying collateral.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 10 — FAIR VALUE DISCLOSURES (Continued)

OREO: OREO is comprised of real estate acquired in partial or full satisfaction of loans. OREO is recorded at its estimated fair value less estimated selling and closing costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs is charged to the ALLL. Subsequent changes in fair value are reported as adjustments to the carrying amount and are recorded against earnings. The Company outsources the valuation of OREO with material balances to third party appraisers. For this asset class, the actual valuation methods (income, sales comparable, or cost) vary based on the status of the project or property. For example, land is generally based on the sales comparable method while construction is based on the income and/or sales comparable methods. The unobservable inputs may vary depending on the individual assets with no one of the three methods being the predominant approach. The Company reviews the third party appraisal for appropriateness and adjusts the value downward to consider selling and closing costs, which typically range from 5% to 8% of the appraised value.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 10 — FAIR VALUE DISCLOSURES (Continued)

The estimated fair values of the Company’s financial instruments not previously presented at June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$85,716	$85,716	$—	$—	$85,716
Securities — Held to maturity	744	—	750	—	750
Loans, net	933,264	—	—	939,180	939,180
FHLB and Federal Reserve Bank stock	7,976	—	N/A	—	N/A
Accrued interest receivable	4,022	—	4,022	—	4,022

Financial liabilities:
Deposits	1,108,254	—	1,111,137	—	1,111,137
Customer repurchase agreements	15,313	—	15,312	—	15,312
Federal Home Loan Bank advances	70,000	—	70,000	—	70,000
Senior secured note	11,944	—	11,751	—	11,751
Junior subordinated debentures	24,296	—	24,553	—	24,553
Accrued interest payable	772	—	772	—	772

	December 31, 2013
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$85,797	$85,797	$—	$—	$85,797
Securities — Held to maturity	743	—	745	—	745
Loans, net	877,454	—	—	884,307	884,307
FHLB and Federal Reserve Bank stock	5,802	—	N/A	—	N/A
Accrued interest receivable	3,748	—	3,748	—	3,748

Financial liabilities:
Deposits	1,044,854	—	1,046,226	—	1,046,226
Customer repurchase agreements	11,330	—	11,329	—	11,329
Federal Home Loan Bank advances	21,000	—	21,000	—	21,000
Senior secured note	12,573	—	12,379	—	12,379
Junior subordinated debentures	24,171	—	24,171	—	24,171
Accrued interest payable	816	—	816	—	816

At June 30, 2014, the Company has classified certain assets as “branch assets held for sale” which includes loans totaling $78,071 that were subsequently sold in July 2014. The loans are considered financial instruments. The Company has not presented the estimated fair value of these loans in the above table; however, the impact of the sale has been more fully disclosed in the subsequent events note.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 11 — REGULATORY MATTERS

The Company (on a consolidated basis), TSB and TCB are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s, TSB’s, or TCB’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, TSB, and TCB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Company, TSB, and TCB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk weighted assets, and of Tier 1 capital to average assets.

As of June 30, 2014, TSB’s and TCB’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” they must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table. At June 30, 2014, the most recent notification categorized TSB and TCB as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since June 30, 2014 that management believes would change either institution’s category.

The actual capital amounts and ratios for the Company, TSB, and TCB are presented in the following table as of June 30, 2014 and December 31, 2013:

	Actual			To Be Adequately Capitalized Under Prompt Corrective Action Provisions				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
As of June 30, 2014
Total capital (to risk weighted assets)
Triumph Bancorp, Inc.	$150,787	13.2%	≥	$91,248	≥	8.0%		N/A		N/A
Triumph Savings Bank, SSB	$53,245	15.8%	≥	$27,045	≥	8.0%	≥	$33,806	≥	10.0%
Triumph Community Bank	$96,494	12.0%	≥	$64,276	≥	8.0%	≥	$80,345	≥	10.0%

Tier 1 capital (to risk weighted assets)
Triumph Bancorp, Inc.	$144,423	12.7%	≥	$45,631	≥	4.0%		N/A		N/A
Triumph Savings Bank, SSB	$49,674	14.7%	≥	$13,517	≥	4.0%	≥	$20,275	≥	6.0%
Triumph Community Bank	$93,701	11.7%	≥	$32,144	≥	4.0%	≥	$48,217	≥	6.0%

Tier 1 capital (to average assets)
Triumph Bancorp, Inc.	$144,423	11.0%	≥	$52,517	≥	4.0%		N/A		N/A
Triumph Savings Bank, SSB	$49,674	13.3%	≥	$14,962	≥	4.0%	≥	$18,703	≥	5.0%
Triumph Community Bank	$93,701	10.1%	≥	$37,073	≥	4.0%	≥	$46,341	≥	5.0%

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 11 — REGULATORY MATTERS (Continued)

	Actual			To Be Adequately Capitalized Under Prompt Corrective Action Provisions				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio

As of December 31, 2013
Total capital (to risk weighted assets)
Triumph Bancorp, Inc.	$145,722	14.5%	≥	$80,398	≥	8.0%		N/A		N/A
Triumph Savings Bank, SSB	$50,985	16.4%	≥	$24,871	≥	8.0%	≥	$31,088	≥	10.0%
Triumph Community Bank	$89,690	13.0%	≥	$55,194	≥	8.0%	≥	$68,992	≥	10.0%

Tier 1 capital (to risk weighted assets)
Triumph Bancorp, Inc.	$142,077	14.1%	≥	$40,306	≥	4.0%		N/A		N/A
Triumph Savings Bank, SSB	$48,064	15.5%	≥	$12,404	≥	4.0%	≥	$18,605	≥	6.0%
Triumph Community Bank	$88,921	12.9%	≥	$27,572	≥	4.0%	≥	$41,359	≥	6.0%

Tier 1 capital (to average assets)
Triumph Bancorp, Inc.	$142,077	12.9%	≥	$44,055	≥	4.0%		N/A		N/A
Triumph Savings Bank, SSB	$48,064	13.6%	≥	$14,136	≥	4.0%	≥	$17,671	≥	5.0%
Triumph Community Bank	$88,921	10.1%	≥	$35,216	≥	4.0%	≥	$44,020	≥	5.0%

Triumph has made certain commitments to the Federal Reserve Bank, including maintaining TSB’s leverage capital ratio (Tier 1 capital to average assets) at no less than 12.0% until January 1, 2015.

TCB’s board of directors has agreed to maintain a minimum Tier 1 capital to average assets ratio of 8.0% of adjusted average assets and total risk-based ratio of 10.0%.

Dividends paid by banks are limited to, without prior regulatory approval, current year earnings and earnings less dividends paid during the preceding two years.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 12 — EQUITY AND NONCONTROLLING INTERESTS

The following summarizes the capital structure of Triumph Bancorp, Inc.

	Preferred Stock				Common Stock
	Series A		Series B
	June 2014	December 2013	June 2014	December 2013	June 2014	December 2013
Number of shares authorized	50,000	50,000	115,000	115,000	50,000,000	50,000,000
Number of shares issued	45,500	45,500	51,956	51,956	9,846,096	9,832,585
Number of shares outstanding	45,500	45,500	51,956	51,956	9,845,819	9,832,585
Par value per share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01
Liquidation preference per share	$100	$100	$100	$100
Dividend rate	Prime + 2%	Prime + 2%	Prime + 2%	Prime + 2%
Dividend rate — floor	8.00%	8.00%	8.00%	8.00%
Initial dividend payment date	3/31/2013	3/31/2013	12/31/2013	12/31/2013
Subsequent dividend payment dates	Quarterly	Quarterly	Quarterly	Quarterly
Convertible to common stock	Yes	Yes	Yes	Yes
Conversion period	Anytime	Anytime	Anytime	Anytime
Conversion ratio — preferred to common	6.94008	6.94008	6.94008	6.94008

TCF Non-Cumulative Non-Voting Class B Units Redemption:

On June 15, 2014, TCF redeemed all 11,000 of its non-cumulative non-voting Class B Units at their redemption rate of 102 per unit plus accrued and unpaid dividends through the redemption date. The TCF Class B Units were previously considered and reported as non-controlling interests to the Company.

NOTE 13 — STOCK-BASED COMPENSATION

The Company’s Amended and Restated Restricted Stock Plan (the Plan) provides for the issuance of up to 750,000 shares of restricted TBI common stock to officers, directors and employees of the Company and its subsidiaries. As of June 30, 2014, 58,395 restricted stock units (RSUs) had been issued pursuant to the Plan, of which 13,511 had vested. Compensation expense for RSUs granted under the Plan is recognized over the vesting period of the awards based on the fair value of the stock at the issue date. The fair value of the stock is determined by the Company considering applicable discounts for, among other things, a repurchase option granted to the Company in certain circumstances. RSUs granted to employees under the Plan typically vest one third each year over three years, and therefore fully vest on the third anniversary of the grant date. Included in the 2014 grant were 4,809 RSUs granted and immediately vested to Directors in lieu of cash director fees.

Stock based compensation expense that has been charged against income for RSU awards was $196 and $43 for the six month periods ended June 30, 2014 and 2013, respectively.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 13 — STOCK-BASED COMPENSATION (Continued)

A summary of changes in the Company’s nonvested RSUs for the six months ended June 30, 2014 and 2013 were as follows:

Nonvested RSUs	Units	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2014	26,120	$10.77
Granted	32,275	14.08
Vested	13,511	12.12
Forfeited	—	—

Nonvested at June 30, 2014	44,884	$12.75

Nonvested at January 1, 2013	—	$—
Granted	26,120	10.77
Vested	—	—
Forfeited	—	—

Nonvested at June 30, 2013	26,120	$10.77

As of June 30, 2014, there was $416 of total unrecognized compensation cost related to nonvested RSUs granted under the Plan. However, in August 2014, the Company approved the immediate and full acceleration of vesting on all 44,884 remaining nonvested RSUs depicted above. As a result, the Company recognized all remaining unrecognized compensation cost associated with these shares during the third quarter of 2014.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 14 — EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	Six Months Ending June 30, 2014	Six Months Ending June 30, 2013
Basic
Net income to common stockholders	$5,433	$285

Weighted average common shares outstanding	9,839,313	7,711,393
Basic earnings per common share	$0.55	$0.04

Diluted
Net income to common stockholders	$5,433	$285
Dilutive effect of preferred stock	—	—

Net income to common stockholders — diluted	$5,433	$285

Weighted average common shares outstanding for basic earnings per common share	9,839,313	7,711,393
Add: Dilutive effects of restricted stock units	9,331	1,605
Add: Dilutive effects of assumed exercises of stock warrants	52,881	—
Add: Dilutive effects of assumed conversion of Preferred A	—	—
Add: Dilutive effects of assumed conversion of Preferred B	—	—

Average shares and dilutive potential common shares	9,901,525	7,712,998

Dilutive earnings per common share	$0.55	$0.04

Shares that were not considered in computing diluted earnings per common share because they were antidilutive are as follows:

	June 30, 2014	June 30, 2013
Restricted stock units	—	—
Warrants	—	—
Shares assumed to be converted from Preferred Stock Series A	315,774	315,774
Shares assumed to be converted from Preferred Stock Series B	360,579	—

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 15 — BUSINESS SEGMENT INFORMATION

The following presents the Company’s operating segments. Transactions between segments consist primarily of borrowed funds. Intersegment interest expense is allocated to the factoring segment based on the Company’s prime rate. The provision for loan loss is allocated based on the segment’s allowance for loan loss determination which considers the effects of charge-offs. Noninterest income and expense directly attributable to a segment are assigned to it. Taxes are paid on a consolidated basis but not allocated for segment purposes. For the six months ended June 30, 2014 and 2013, Corporate includes expenses related to the acquisition of NBI of $75 and $468, respectively. The Factoring segment includes only factoring originated by ABC. General factoring services not originated through ABC are included in the Banking segment.

	Factoring	Banking	Corporate	Consolidated TBI
Six Months Ended June 30, 2014
Total interest income	$11,742	$30,063	$26	$41,831
Intersegment interest allocations	(1,272)	1,272	—	—
Total interest expense	—	2,278	818	3,096

Net interest income (expense)	10,470	29,057	(792)	38,735
Provision for loan losses	902	1,770	—	2,672

Net interest income after provision	9,568	27,287	(792)	36,063
Noninterest income	787	3,911	544	5,242
Noninterest expense	6,445	21,890	2,721	31,056

Operating income (loss)	3,910	9,308	(2,969)	10,249

Total assets	$159,246	$1,223,317	$24,509	$1,407,072
Gross loans	$146,370	$793,147	$—	$939,517

	Factoring	Banking	Corporate	Consolidated TBI
Six Months Ended June 30, 2013
Total interest income	$7,677	$7,085	$5	$14,767
Intersegment interest allocations	(931)	931	—	—
Total interest expense	1	1,569	—	1,570

Net interest income	6,745	6,447	5	13,197
Provision for loan losses	291	330	—	621

Net interest income after provision	6,454	6,117	5	12,576
Noninterest income	568	183	22	773
Intersegment expense allocations	86	(86)	—	—
Noninterest expense	4,507	5,806	1,205	11,518

Operating income (loss)	2,429	580	(1,178)	1,831

Total assets	$103,201	$246,006	$33,181	$382,388
Gross loans	$92,612	$176,175	$—	$268,787

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2014 and 2013

(Dollar amounts in thousands, except per share amounts)

(Unaudited)

NOTE 16 — SUBSEQUENT EVENTS

Sale of Pewaukee Branch

On April 7, 2014, Triumph Community Bank entered into a Branch Purchase and Assumption Agreement to sell its sole operating branch in the state of Wisconsin. Terms of the Agreement provided for the assumption of the branch deposits and repurchase agreements (approximately $42,893 as of June 30, 2014); purchase of selected loans in the local marketplace (approximately $78,071 as of June 30, 2014 subject to the acquirers right to exclude selected loans from the purchase) and the purchase of the branch premises and equipment. In addition, the acquirer paid a purchase premium in the amount of $10,500 to TCB. The transaction was completed on July 11, 2014 by TCB consistent with the terms outlined, with loans of approximately $78,100 sold subject to the assumption of approximately $36,300 in deposits. The actual balances of transferred assets, net of deposits differed from the balances as of June 30, 2014 due to payments and advances on loans and deposit activity between June 30, 2014 and the closing date.

Trinitas CLO II, Ltd

On August 4, 2014, Trinitas II completed its CLO securities offering by issuing $416,000 face amount of CLO securities at which time the initial amounts invested in Trinitas II were redeemed and the existing warehouse credit facility repaid and terminated. As part of the consummation of the CLO offering by Trinitas II, the Company performed an updated consolidation analysis to confirm, as of the effective date of the offering, whether the Company was required to consolidate the assets, liabilities, equity or operations of Trinitas II in its financial statements. The Company concluded that (a) Trinitas II remained a variable interest entity as of the August 4, 2014 date of consummation of the offering, and (b) the Company, through TCA, held variable interests in the entity due to the subordinated and incentive fees payable to TCA under its asset management agreement. However, the Company also concluded that it was not the “primary beneficiary” of Trinitas II as (x) neither it nor any of its subsidiaries held any investment or interest in the entity outside of the management fees payable to TCA under its asset management agreement and its related persons held no more than a de minimis interest and (y) such management fees constituted standard third party agency fees at prevailing market rates for transactions of this type that could not potentially be significant to the entity. Consequently, the Company concluded that it was not required to consolidate the assets, liabilities, equity or operations of Trinitas II in its financial statements from and after the August 4, 2014 date of the offering.

Trinitas CLO III, Ltd

On August 4, 2014, Trinitas CLO III, Ltd. (Trinitas III) was formed to be the issuer of a third CLO offering to be managed by TCA. On August 25, 2014, Trinitas III was capitalized with initial third party equity investments of $27,550 in addition to the Company’s $2,450 equity investment and entered into a warehouse credit agreement in order to begin acquiring senior secured loan assets that will comprise the initial collateral pool of the CLO once issued. The Company performed a consolidation analysis of Trinitas III during the warehouse phase and concluded that Trinitas III is a variable interest entity and that the Company and its related persons hold variable interests in the entity that could potentially be significant to the entity in the form of equity investments in the entity. However, the Company also concluded that due to certain approval and denial powers available to the lender under the warehouse credit facility for Trinitas III which provide for shared decision-making powers, the Company is not the primary beneficiary and therefore is not required to consolidate the assets, liabilities, equity, or operations of the entity in the Company’s financial statements.

TRIUMPH BANCORP, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Triumph Bancorp, Inc. and subsidiaries

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Triumph Bancorp, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triumph Bancorp, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Crowe Horwath, LLP

Dallas, Texas

August 7, 2014

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

	2013	2012
ASSETS
Cash and due from banks	$25,352	$6,303
Interest-bearing deposits with other banks	60,445	9,481

Total cash and cash equivalents	85,797	15,784
Securities — available for sale	184,654	43,645
Securities — held to maturity, fair value of $745 and $0, respectively	743	—
Loans held for sale	5,393	—
Loans	881,099	211,249
Allowance for loan losses	(3,645)	(1,926)

Loans, net	877,454	209,323
FHLB and Federal Reserve Bank stock, at cost	5,802	793
Premises and equipment, net	23,344	2,985
Other real estate owned, net	13,783	4,749
Goodwill and intangible assets	28,518	14,047
Bank-owned life insurance	28,554	—
Deferred income taxes, net	20,807	5,291
Other assets	13,390	4,845

	$1,288,239	$301,462

LIABILITIES AND EQUITY
Liabilities
Deposits:
Noninterest bearing	$150,238	$10,323
Interest bearing	894,616	215,376

Total deposits	1,044,854	225,699
Customer repurchase agreements	11,330	—
Federal Home Loan Bank advances	21,000	10,500
Senior secured note	12,573	—
Junior subordinated debentures	24,171	—
Other liabilities	13,714	1,789

Total liabilities	1,127,642	237,988

Commitments and contingencies — See Note 15

Equity — See Note 19
Stockholders’ equity
Preferred Stock Series A	4,550	5,000
Preferred Stock Series B	5,196	—
Common stock	98	46
Additional paid-in-capital	104,631	43,924
Retained earnings	18,992	7,086
Accumulated other comprehensive income	133	456

Total stockholders’ equity	133,600	56,512
Noncontrolling interests	26,997	6,962

Total equity	160,597	63,474

	$1,288,239	$301,462

See accompanying notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

	2013	2012
Interest income:
Interest and fees on loans	$23,262	$11,429
Interest and fees on factored receivables	17,938	14,458
Interest and dividends on securities	1,225	1,013
Interest and dividends on tax exempt securities	39	—
Interest on cash deposits	166	52

Total interest income	42,630	26,952

Interest expense:
Deposits	3,560	3,341
Federal Home Loan Bank advances	14	14
Senior secured note	123	—
Junior subordinated debentures	247	—
Other	3	360

Total interest expense	3,947	3,715

Net interest income	38,683	23,237

Provision for loan losses	3,412	1,739

Net interest income after provision for loan losses	35,271	21,498

Noninterest income:
Service charges on deposits	733	—
Card income	405	—
Net realized gains and valuation adjustments on OREO	154	1,379
Net gains on sale of loans	846	132
Fee income	1,189	860
Gain on bargain purchase	9,014	—
Other	672	290

Total noninterest income	13,013	2,661

Noninterest expense:
Salaries and employee benefits	20,737	11,739
Occupancy, furniture and equipment	2,465	1,308
FDIC insurance assessment	499	241
Carrying costs for OREO	233	240
Professional fees	2,460	1,169
Amortization of intangible asset	620	948
Advertising and promotion	682	621
Communications and technology	1,412	546
Other	3,616	1,667

Total noninterest expense	32,724	18,479

Net income before income tax	15,560	5,680

Income tax expense (benefit)	2,133	(5,394)

Net income	13,427	11,074

Effect of noncontrolling interests and preferred shares	(1,588)	(993)

Net income to common stockholders	$11,839	$10,081

Earnings per share
Basic	$1.40	$2.24
Diluted	$1.39	$2.24

See accompanying notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

	2013	2012
Net income	$13,427	$11,074

Other comprehensive income:
Unrealized gains/losses on securities:
Unrealized holding gains (losses) arising during the period	(502)	387
Tax effect	179	(235)

Total other comprehensive income	(323)	152

Comprehensive income	13,104	11,226

Income attributable to noncontrolling interests	(1,588)	(993)

Comprehensive income attributable to Company	$11,516	$10,233

See accompanying notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

	Preferred Stock — Series A		Preferred Stock — Series B		Common Stock				Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Equity
	Shares Outstanding	Liquidation Preference Amount	Shares Outstanding	Liquidation Preference Amount	Shares Outstanding	Par Amount	Additional Paid-in-Capital	Retained Earnings/ (Deficit)
Balance, January 1, 2012	—	$—	—	$—	1,000	$1	$42,969	$(2,995)	$304	$—	$40,279
Preferred stock issuances-Series A	50,000	5,000	—	—	—	—	—	—	—	—	5,000
Common stock dividend	—	—	—	—	4,499,000	44	(44)	—	—	—	—
Common stock issuance	—	—	—	—	86,356	1	999	—	—	—	1,000
TCF Class B issuances	—	—	—	—	—	—	—	—	—	3,750	3,750
TCF Class C issuances	—	—	—	—	—	—	—	—	—	4,122	4,122
TCF Class C redemptions	—	—	—	—	—	—	—	(190)	—	(1,713)	(1,903)
TCF Class C to Class B conversion	—	—	—	—	—	—	—	(803)	—	803	—
Net income	—	—	—	—	—	—	—	11,074	—	—	11,074
Other comprehensive income	—	—	—	—	—	—	—	—	152	—	152

Balance, December 31, 2012	50,000	5,000	—	—	4,586,356	46	43,924	7,086	456	6,962	63,474
Exchange offer	(4,500)	(450)	—	—	545,069	5	6,307	(461)	—	(5,862)	(461)
Common stock issuance	—	—	—	—	3,672,115	37	42,365	—	—	—	42,402
Stock issued and assumed in NBI acquisition	—	—	51,956	5,196	1,029,045	10	11,906	—	—	25,897	43,009
Stock based compensation	—	—	—	—	—	—	129	—	—	—	129
Series T-1 and T-2 dividends	—	—	—	—	—	—	—	(130)	—	—	(130)
TBI Series A Preferred dividends	—	—	—	—	—	—	—	(632)	—	—	(632)
TBI Series B Preferred dividends	—	—	—	—	—	—	—	(89)	—	—	(89)
TCF Class B distributions	—	—	—	—	—	—	—	(209)	—	—	(209)
Net income	—	—	—	—	—	—	—	13,427	—	—	13,427
Other comprehensive income	—	—	—	—	—	—	—	—	(323)	—	(323)

Balance, December 31, 2013	45,500	$4,550	51,956	$5,196	9,832,585	$98	$104,631	$18,992	$133	$26,997	$160,597

See accompanying notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

	December 2013	December 2012
Cash flows from operating activities:
Net income	$13,427	$11,074
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	786	568
Accretion on loans and deposits	(4,880)	(3,269)
Amortization of junior subordinated debentures	51	—
Net amortization on securities	386	437
Amortization of intangible assets	620	948
Deferred taxes	1,891	(5,526)
Provision for loan losses	3,412	1,739
Stock based compensation	129	—
Origination of loans held for sale	(20,358)	—
Proceeds from loan sales	15,317	3,996
Net (gain) on sales of loans	(846)	(132)
Net (gain) on transfers and sales of other real estate owned	(154)	(1,379)
Bargain purchase gain	(9,014)	—
(Increase) decrease in other assets	11,455	(1,224)
Increase (decrease) in other liabilities	(3,356)	(2,930)

Net cash provided by operating activities	8,866	4,302

Cash flows from investing activities:
Proceeds from maturities, calls, and pay downs of securities available for sale	17,810	7,720
Net originations of loans	(98,114)	(27,380)
Payments for purchased but unsettled loans	—	(6,200)
Additions in premises and equipment	(1,404)	(2,753)
Net proceeds from sale of other real estate owned	3,937	1,691
Purchase of FHLB and Federal Reserve Bank stock	(502)	—
Net cash from acquisitions	74,713	(15,451)

Net cash used in investing activities	(3,560)	(42,373)

Cash flows from financing activities:
Net increase in deposits	26,211	16,821
Exchange offer	(461)	—
Proceeds from issuance of common stock	42,402	1,000
Proceeds from issuance of preferred stock	—	5,000
Noncontrolling interests issuances, net	—	6,962
Distributions on noncontrolling interest and preferred stock	(1,060)	(993)
Repayment of borrowings assumed in acquisition	—	(42,831)
Increase (decrease) in customer repurchase agreements	(8,597)	—
Increase (decrease) in Federal Home Loan Bank advances	5,497	10,500
Repayment of senior secured note	(11,858)	—
Issuance of senior secured note	12,573	—

Net cash provided by (used in) financing activities	64,707	(3,541)

Net increase (decrease) in cash and cash equivalents	70,013	(41,612)
Cash and cash equivalents at beginning of year	15,784	57,396

Cash and cash equivalents at end of year	$85,797	$15,784

Supplemental cash flow information:
Interest paid	$1,549	$3,769
Income taxes paid	966	—

Supplemental noncash disclosures:
Transfers from loans to other real estate owned	$1,532	$3,206
Stock issued and assumed in NBI acquisition	$43,009	$—

Noncash assets acquired, liabilities assumed, and consideration paid in a business combination is included in the notes to the financial statements.

See accompanying notes to consolidated financial statements.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation: The accompanying consolidated financial statements include the accounts of Triumph Bancorp, Inc. (TBI or Triumph) and its wholly owned subsidiaries Triumph Capital Advisors, LLC (TCA), Triumph CRA Holdings, LLC (TCRA), National Bancshares, Inc. (NBI), NBI’s wholly owned subsidiary THE National Bank, subsequently renamed Triumph Community Bank (TCB), Triumph Savings Bank, SSB (TSB), TSB’s majority owned subsidiary Triumph Commercial Finance LLC (TCF) and its wholly owned subsidiary Advance Business Capital LLC subsequently re-branded as Triumph Business Capital (ABC) (collectively the Company). In addition, TSB does business under the Triumph Commercial Finance name with respect to its commercial finance business, including Asset Based Lending, Equipment Lending and General Factoring.

The Company consolidates subsidiaries in which it holds, directly or indirectly, a controlling financial interest. In consolidation, all significant intercompany accounts and transactions are eliminated. Investments in unconsolidated entities are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence over operating and financing decisions. Investments that do not meet the criteria for equity method accounting are accounted for using the cost method of accounting.

The accounting and reporting policies of the Company and its subsidiaries conform to U.S. generally accepted accounting principles (GAAP) and general practice within the banking industry. Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The Company uses the accrual basis of accounting for financial reporting purposes.

Organization: TBI began operations effective November 5, 2010, when Triumph Consolidated Cos., LLC (TCC), through an acquisition subsidiary, acquired 100% of the outstanding stock of EJ Financial Corp. (EJ) and its wholly owned subsidiary, EJ Delaware Bancshares (Delaware) and its wholly owned subsidiary, Equity Bank. Pursuant to the terms of the Agreement and Plan of Reorganization, the acquisition subsidiary was merged into EJ and the name changed to TBI. Subsequent to the acquisition, Delaware was merged into TBI and Equity Bank changed its name to Triumph Savings Bank, SSB. TCC owned and controlled 100% of the common stock of TBI until December 2012 when TBI commenced a common stock offering whereby shares were sold to holders other than TCC. As of December 31, 2013, TCC holds 45.8% of the outstanding common stock of TBI.

The Company provides certain banking and financial services to individual and corporate customers and is subject to competition from other local, regional, and national financial institutions. The Company is subject to the regulations of certain state and federal agencies and undergoes periodic examinations by those regulatory authorities.

Use of Estimates: To prepare financial statements in conformity with GAAP management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, valuation of other real estate owned, fair values of financial instruments, assumptions used in the calculation of income taxes, measurements associated with goodwill and other intangible asset impairment assessments, and the future cash flows of purchased credit-impaired (PCI) loans are particularly subject to change, and such change may be material.

Additionally, the fair values associated with assets acquired and liabilities assumed in a business combination are estimates which require significant judgment, and may be adjusted during the preliminary measurement period.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents: For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, other short-term investments and federal funds sold. All highly liquid investments with an initial maturity of less than ninety days are considered to be cash equivalents. Net cash flows are reported for customer loan and deposit transactions.

Securities: Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Management evaluates securities for other-than-temporary impairment (OTTI) on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific-identification method.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at fair value, as determined by outstanding commitments from investors to purchase such loans and upon prevailing market rates. Increases or decreases in the fair value of these loans held for sale, if any, are charged to earnings. Mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the final selling price and the fair value of the related loan sold.

Loans:

Purchased Loans: Purchased loans are recorded at fair value at the date of acquisition based on a discounted cash flow methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. Larger purchased loans are individually evaluated while smaller purchased loans are grouped together according to similar characteristics and are treated in the aggregate when applying various valuation techniques. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

The cash flows expected to be collected on PCI loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. Purchased loans are considered credit impaired if there is evidence of credit deterioration at the date of purchase and if it is probable that not all contractually required payments will be collected. Interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows is recognized on all PCI loans for which the timing and amount of future cash flows can be reasonably projected. Expected cash flows are re-estimated quarterly. A decline in the present value of current expected cash flows compared to the previously estimated expected cash

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

flows, due in any part to change in credit, is referred to as credit impairment and recorded as provision for loan losses during the period. Declines in the present value of expected cash flows only from the expected timing of such cash flows are recognized prospectively as a decrease in yield on the loan. Improvement in expected cash flows is recognized prospectively as an adjustment to the yield on the loan once any previously recorded impairment is recaptured.

Purchased loans that are not considered PCI at acquisition have premiums or discounts. Premiums and discounts recorded when the loans are recorded at their estimated fair values at acquisition are amortized or accreted over the remaining term of the loan as an adjustment to the related loan’s yield. The subsequent accounting for acquired non-PCI loans follows the accounting for originated loans.

Originated Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned income, deferred loan fees and costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the remaining life of the loan without anticipating prepayments. Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Generally, loans are placed in nonaccrual status due to the continued failure to adhere to contractual payment terms by the borrower coupled with other pertinent factors, such as insufficient collateral value.

The accrual of interest income on single family residential mortgage, commercial and commercial real estate loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection, or if full collection of interest or principal becomes uncertain. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for a loan placed on nonaccrual is charged against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Company’s business activity is with customers located within certain states. The states of Illinois (34%), Iowa (16%), Texas (14%) and Wisconsin (8%) make up 72% of the Company’s gross loans. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economies in these states. In addition, large credit relationships greater than $10,000 represent 17% of the Company’s gross loans while credit relationships between $5,000 and $10,000 represent 16% of the Company’s gross loans. There are no significant concentrations of loans to any one industry.

Allowance for Loan and Lease Losses: The allowance for loan and lease losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All loans are subject to being individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company since acquisition. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

The following loan portfolio segments have been identified:

•	Commercial Real Estate — This category of loans consists of the following loan types:

Commercial owner occupied — Owner occupied commercial real estate loans are primarily secured by commercial office or industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. Repayment terms vary considerably, interest rates are fixed or variable, and are structured for full, partial, or no amortization of principal.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commercial non-owner occupied — Investment real estate loans are primarily secured by non-owner occupied apartment, office and industrial buildings, warehouses, small retail shopping centers and various special purpose properties. These loans have similar terms and amortization periods as owner occupied commercial real estate loans. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions.

Multi-family residential — Investment real estate loans are primarily secured by non-owner occupied apartment or multifamily residential buildings. These loans have similar terms and amortization periods as owner occupied commercial real estate loans. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions.

•

Construction, land development, land —This category of loans consists of loans to finance the ground up construction, improvement and/or carrying for sale after the completion of construction of owner occupied and non-owner occupied residential and commercial properties, and loans secured by raw or improved land. The repayment of construction loans is generally dependent upon the successful completion of the improvements by the builder for the end user, or sale of the property to a third party. Repayment of land secured loans are dependent upon the successful development and sale of the property, the sale of the land as is, or the outside cash flow of the owners to support the retirement of the debt.

•

1-4 family residential properties — This category of loans includes both first and junior liens on residential real estate. Home equity revolving lines of credit and home equity term loans are included in this group of loans.

•	Farmland — These loans are principally loans to purchase farmland.

•

Commercial — Commercial loans are loans for commercial, corporate and business purposes not otherwise disclosed separately. The Company’s commercial business loan portfolio is comprised of loans for a variety of purposes and generally is secured by accounts receivable, inventory and other business assets. Commercial loans consist principally of the following:

Equipment — Equipment finance loans are commercial loans primarily secured by new or used revenue producing, essential-use equipment from major manufacturers that is movable, can be used in more than one type of business, and has broad resale markets. Core markets include construction, road, transportation, oil and gas, waste, forestry and machine tool. Loan terms do not exceed the economic life of the equipment and typically are sixty months or less.

Agricultural — These loans are primarily operating lines subject to annual farming revenues including productivity and yield of the farm products and market pricing at time of sale.

Syndicated Loans — Commercial loans offered by a group of lenders to provide funds for a single borrower. These loans are typically bought and sold by institutional investors in individually negotiated private transactions that function in many respects like an over-the-counter market.

•	Factored Receivables — ABC operates as a factor serving the transportation industry by purchasing accounts receivable from its clients, then collecting the receivable from the account debtor. Advances

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

initially made to the client to acquire the receivables are typically at a discount to the invoice value. The discount balance is held in client reserves, net of ABC’s compensation, to settle any payment disputes or collection shortfalls. Upon collection of the invoice and subsequent settlement of any additional client obligations, outstanding client reserves are remitted to the client. TSB also provides factoring services to non-transportation industry clients.

•	Consumer — Personal loans used for personal use usually on an unsecured basis.

•

Mortgage Warehouse — Mortgage Warehouse loans are commercial loans to independent mortgage origination companies collateralized by 1-4 family residential loans and the financial capacity of the borrower. The originator closes new mortgage loans with the intent to sell these loans to third party investors for a profit. The Company provides funding to the mortgage companies for the period between the origination and their sale of the loan. The Company separately validates that each residential mortgage loan was underwritten consistent with the underwriting requirements of the final investor or market standards prior to advancing funds. The Company is repaid with the proceeds received from sale of the mortgage loan to the final investor.

Federal Home Loan Bank (FHLB) Stock and Federal Reserve Bank (FRB) Stock: The Company, through its banking subsidiaries, is a member of the FHLB system and regional Federal Reserve Banks. Members of Banks. Members of the FHLB are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB and FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment: Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets ranging from one to thirty years. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Buildings and related components are depreciated using the straight-line method with useful lives ranging from ten to thirty years. Furniture, fixtures and equipment are depreciated using the straight-line method over five years.

Other Real Estate Owned (OREO): Assets acquired as part of an acquisition or through loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of acquisition, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. At the time of acquisition of properties not acquired as part of an acquisition, losses are charged against the allowance for loan losses, and gains are realized to the extent fair value exceeds the carrying amount of the foreclosed loan. Improvements to the value of the properties are capitalized, but not in excess of the net realizable value of the property.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations is determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. In the event the fair value of the net assets acquired and liabilities assumed exceeds the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, a bargain purchase gain is recognized.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company’s balance sheet.

Other intangible assets consist of core deposit intangible assets representing the estimated value of acquired relationships with deposit customers arising from whole bank acquisitions and are amortized on an accelerated method over their estimated useful lives. The estimated fair value of core deposit intangible assets is based on a discounted cash flow methodology that considers customer attrition rates, cost of the deposit base, and maintenance cost.

Bank Owned Life Insurance: In conjunction with the acquisition of NBI, the Company acquired life insurance policies on certain key executives of TCB. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Income Taxes: TBI files a consolidated tax return with its subsidiaries and is taxed as a C corporation. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No interest or penalties have been incurred for 2013 or 2012.

Fair Values of Financial Instruments: In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and/or the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

In the ordinary course of business, the Company generally does not sell or transfer non-impaired loans and deposits. As such, the disclosures that present the December 31, 2013 and 2012 estimated fair value for non-impaired loans and deposits are highly judgmental and may not represent amounts to be received if the Company were to sell or transfer such items.

Operating Segments: The Company’s reportable segments are comprised of strategic business units primarily based upon industry categories and to a lesser extent, the core competencies relating to product origination, distribution methods, operations and servicing. Segment determination also considered organizational structure

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and our segment reporting is consistent with the presentation of financial information to the chief operating decision maker to evaluate segment performance, develop strategy, and allocate resources. Our chief operating decision maker is the Chief Executive Officer of Triumph Bancorp, Inc. The factoring segment includes the operations of Advance Business Capital since its acquisition January 13, 2012 with revenue derived from factoring services. The banking segment includes the operation of TSB, and since October 15, 2013 includes the operations of TCB. Our banking segment derives its revenue principally from investments in interest earning assets as well as noninterest income typical for the banking industry. The banking segment also includes commercial factoring services which are originated through the commercial finance division of TSB. Corporate includes holding company financing and investment activities, management and administrative expenses to support the overall operations of the Company, the operations of TCA and TCRA.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock-Based Compensation: Compensation cost is recognized for restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The fair value of the Company’s common stock, as estimated by the Company, at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Earnings Per Common Share: Basic earnings per common share is net income less effects of noncontrolling interests and preferred shares divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock warrants, restricted stock awards, and preferred shares that are convertible to common.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the banks to the holding company or by the holding company to shareholders.

New Accounting Standards:

On January 1, 2013 the Company adopted Accounting Standards Update (ASU) 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). ASU 2013-02 requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the Company’s consolidated statement of

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

comprehensive income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. The adoption of this ASU is reflected in the accompanying consolidated statements of comprehensive income.

Issued in January 2014, ASU 2014-04 “Receivables — Troubled Debt Restructurings by Creditors” affects all creditors when an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan in satisfaction of a receivable has occurred. The ASU is effective for fiscal periods beginning after December 15, 2014. Adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

NOTE 2 — BUSINESS COMBINATIONS

Effective October 15, 2013, TBI acquired 100% of NBI, and thereby acquired THE National Bank due to NBI’s 100% ownership of THE National Bank. During 2014, THE National Bank was renamed Triumph Community Bank. The primary benefits of the acquisition are to (i) provide the Company with increased access to low cost stable core deposit funding and (ii) create the opportunity to achieve improved operating efficiency through the scale provided by a larger consolidated balance sheet.

The Company recorded the assets acquired and the liabilities assumed in the acquisition of NBI at their respective fair values as of the acquisition date with the related acquisition and restructuring costs expensed in the current period. In conjunction with the acquisition, the Company recognized a bargain purchase gain of $9,014.

The period during which the initial fair value adjustments may be revised is generally referred to as the measurement period. During the measurement period, the Company also shall recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date. The Company has finalized its fair value estimates for the acquisition. TCB’s results of operations are included in the Company’s results since the acquisition date.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 2 — BUSINESS COMBINATIONS (Continued)

A summary of the fair values of assets acquired, liabilities assumed, consideration paid and the resulting bargain purchase gain is as follows:

Assets:
Cash and cash equivalents	$89,990
Securities	160,450
Loans	568,358
FHLB and Federal Reserve Bank stock	4,507
Premises and equipment	19,358
Other real estate owned	11,285
Intangible assets	15,091
Bank-owned life insurance	28,435
Deferred income taxes	17,237
Other assets	22,023

936,734

Liabilities:
Deposits	793,256
Customer repurchase agreements	19,927
Senior secured note	11,858
Junior subordinated debentures	24,120
Federal Home Loan Bank advances	5,003
Accrued interest and dividends payable	7,282
Other liabilities	7,988

869,434

Fair value of net assets acquired	67,300

Cash paid to NBI common and preferred shareholders	15,277
Common stock issued by TBI (1,029,045 shares)	11,916
TBI Preferred stock Series B Issued	5,196
Senior Preferred Stock, Series T-1 and T-2 assumed	25,897

Consideration paid	58,286
Bargain Purchase Gain	$(9,014)

The consideration paid was comprised of a combination of cash and TBI common and preferred stock to all NBI shareholders, and the assumption of NBI’s Senior Preferred Stock, Series T-1 and T-2, classified as noncontrolling interest in the consolidated statements of changes in equity.

In addition to the consideration paid TBI (i) retired the outstanding balance of NBI’s $11,858 senior secured note and (ii) retired all $3,640 of NBI’s senior convertible notes outstanding with cash.

As of the date of acquisition, NBI had been in deferral on payments due for interest and dividends on its junior subordinated debentures and Senior Preferred Stock, Series T-1 and T-2. The total amounts due on these instruments for periods prior to acquisition have been brought current by Triumph on the first contractually available payment dates post-acquisition.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 2 — BUSINESS COMBINATIONS (Continued)

The following presents information for non-purchase credit impaired loans acquired as part of the acquisition.

	Contractual Balance	Fair Value	Estimated Contractual Cash Flows Not Expected to be Collected
Real estate:
Commercial	$223,477	$217,711	$(6,567)
Construction, land development, land	25,844	23,474	(1,585)
1-4 family residential properties	93,868	89,822	(2,520)
Farmland	35,502	35,634	(74)

Total real estate	378,691	366,641	(10,746)
Commercial	170,070	164,855	(3,914)
Factored receivables	—	—	—
Consumer	13,897	13,750	(638)
Mortgage warehouse	—	—	—

	$562,658	$545,246	$(15,298)

The estimated contractual cash flows not expected to be collected on non-PCI loans indicated in the table above include contractual principal balances only. Contractual interest not expected to be collected on non-PCI loans is not material.

Information about the acquired loan portfolio subject to purchase credit impaired (PCI) accounting guidance as of October 15, 2013 is as follows:

PCI
Contractual balance at acquisition	$29,970
Contractual cash flows not expected to be collected (nonaccretable discount)	(5,141)

Expected cash flows at acquisition	24,829
Interest component of expected cash flows (accretable discount)	(1,717)

Fair value of acquired loans	$23,112

The following table presents pro forma information as if the NBI acquisition had occurred at the beginning of 2012.

	Year Ended
	2013	2012
Net interest income	$60,685	$60,831
Net income before tax	$12,719	$17,398
Tax (expense) benefit	(4,244)	5,825

Net income	8,475	23,223
Effect of noncontrolling interests	(3,506)	(3,011)

Net income to common stockholders	$4,969	$20,212

Basic earnings per share	$0.51	$2.06
Diluted earnings per share	$0.51	$2.00

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 2 — BUSINESS COMBINATIONS (Continued)

Since the acquisition date of October 15, 2013 through December 31, 2013, revenues and earnings recorded by the Company related to the acquired operations approximated $12,014 and $2,834, respectively. To determine pro forma information, the Company adjusted Triumph’s 2013 and 2012 historical results to include the historical results for NBI for the period January 1, 2013 to October 14, 2013 and the year ended December 31, 2012. These amounts were $1,099 and $5,916, respectively.

Pro forma adjustments include adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, interest expense on junior subordinated debentures assumed, interest expense on senior secured notes paid off, the related income tax effects, and the impact of noncontrolling interest and preferred stock.

Expenses and income related to the acquisition including professional fees and integration costs, as well as the bargain purchase gain, are also excluded from the period in which the amounts were recognized. In 2013 and 2012, expenses amounted to $2,500 and $52, respectively, and in 2013 the bargain purchase gain totaled $9,014.

The year over year pro forma decline in net income to common shareholders was principally driven by $11,700 of tax benefits recognized in 2012 that were not duplicated in 2013. During 2012, TBI and NBI reversed certain valuation allowances on deferred taxes in the amounts of $7,400 and $4,300, respectively.

The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed dates.

On January 13, 2012, Triumph Commercial Finance LLC acquired 100% of Advance Business Capital LLC. The acquisition is intended to diversify the Company’s loan portfolio.

Assets and liabilities assumed were initially measured at fair value and are summarized as follows:

Assets:
Cash and cash equivalents	$4,937
Loans	55,367
Premises and equipment	354
Intangible asset	948
Other assets	91

61,697

Liabilities:
Deposits	6,056
Borrowings	42,831
Other liabilities	1,268

50,155

Fair value of net assets acquired	11,542

Cash paid for Advance Business Capital LLC	(20,388)
Goodwill	$8,846

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 2 — BUSINESS COMBINATIONS (Continued)

Goodwill of $8,846 was recognized and consisted largely of expected synergies resulting from the benefits of uniting ABC with Triumph. The intangible asset represents acquired customer relationships and was fully amortized at December 31, 2012. Goodwill and the intangible asset will be amortized for tax purposes. Loans acquired in the acquisition consist primarily of secured factored receivables and deposits represent customer reserves held to settle any payment disputes or collection shortfalls.

The fair value of net assets acquired includes fair value adjustments to certain loans that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. No receivables were considered impaired at the acquisition date.

ABC’s results of operations were included in the Company’s results since the acquisition date.

NOTE 3 — SECURITIES

Securities have been classified in the financial statements as available for sale or held to maturity. The carrying amount of securities and their approximate fair values at December 31, 2013 and 2012 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2013
Available for sale securities:
U.S. Government agency obligations	$95,967	$91	$(224)	$95,834
Mortgage-backed securities, residential	35,931	355	(1)	36,285
Asset-backed securities	18,811	34	(6)	18,839
State and municipal	8,989	20	(4)	9,005
Corporate bonds	20,817	62	(36)	20,843
Trust preferred	3,706	—	(106)	3,600
SBA pooled securities	244	4	—	248

Total available for sale securities	$184,465	$566	$(377)	$184,654

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity securities:
Other — State of Israel bonds	$743	$2	$—	$745

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012
Available for sale securities:
U.S. Government agency obligations	$2,909	$6	$—	$2,915
Mortgage-backed securities, residential	37,719	748	—	38,467
Corporate bonds	2,023	52	(121)	1,954
SBA pooled securities	303	6	—	309

Total available for sale securities	$42,954	$812	$(121)	$43,645

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 3 — SECURITIES (Continued)

The amortized cost and estimated fair value of debt securities at December 31, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$21,627	$21,630	$150	$150
Due from one year to five years	84,079	84,118	593	595
Due from five years to ten years	18,146	17,994	—	—
Due after ten years	5,627	5,540	—	—

	129,479	129,282	743	745
Mortgage-backed securities, residential	35,931	36,285	—	—
Asset-backed securities	18,811	18,839	—	—
SBA pooled securities	244	248	—	—

	$184,465	$184,654	$743	$745

For the years ended December 31, 2013 and 2012, there were no sales of securities.

Certain investment securities were pledged to secure securities sold under agreements to repurchase, Federal Home Loan Bank advances, and for other purposes required or permitted by law. The carrying value of these pledged investment securities as of December 31, 2013 and 2012 was approximately $87,434 and $0, respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2013 and 2012, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are summarized as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2013
U.S. Government agency obligations	$38,890	$(222)	$1,849	$(2)	$40,739	$(224)
Mortgage-backed securities, residential	800	(1)	—	—	800	(1)
Asset-backed securities	4,913	(6)	—	—	4,913	(6)
State and municipal	1,481	(4)	—	—	1,481	(4)
Corporate bonds	8,419	(36)	—	—	8,419	(36)
Trust preferred	3,600	(106)	—	—	3,600	(106)
SBA pooled securities	—	—	—	—	—	—

	$58,103	$(375)	$1,849	$(2)	$59,952	$(377)

December 31, 2012
U.S. Government agency obligations	$—	$—	$—	$—	$—	$—
Mortgage-backed securities, residential	—	—	—	—	—	—
Corporate bonds	—	—	1,231	(121)	1,231	(121)
SBA pooled securities	—	—	—	—	—	—

	$—	$—	$1,231	$(121)	$1,231	$(121)

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 3 — SECURITIES (Continued)

As of December 31, 2013, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were acquired. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2013, management believes the unrealized losses detailed in the previous table are temporary and no other than temporary impairment loss has been recognized in the Company’s consolidated statements of income.

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES

Loans at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Real estate:
Commercial	$331,271	$104,271
Construction, land development, land	37,626	3,964
1-4 family residential properties	91,301	4,084
Farmland	20,294	786

Total real estate	480,492	113,105

Commercial	255,655	22,425
Factored receivables	117,370	75,719
Consumer	13,878	—
Mortgage warehouse	13,513	—

Total	880,908	211,249
Deferred origination fees and costs, net	191	—
Allowance for loan losses	(3,645)	(1,926)

	$877,454	$209,323

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Allowance for Loan and Lease Losses: The activity in the allowance for loan and lease losses (ALLL) during the years ended December 31, 2013 and 2012 is as follows:

Year ended December 31, 2013	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Real estate:
Commercial	$261	$114	$(156)	$129	$348
Construction, land development, land	40	58	—	12	110
1-4 family residential properties	227	(166)	(94)	133	100
Farmland	5	2	—	—	7

Total real estate	533	8	(250)	274	565
Commercial	172	2,474	(1,515)	14	1,145
Factored receivables	1,221	783	(226)	64	1,842
Consumer	—	103	(113)	59	49
Mortgage warehouse	—	44	—	—	44

	$1,926	$3,412	$(2,104)	$411	$3,645

Year ended December 31, 2012
Real estate:
Commercial	34	359	(169)	37	261
Construction, land development, land	—	40	—	—	40
1-4 family residential properties	132	104	(116)	107	227
Farmland	—	53	(48)	—	5

Total real estate	166	556	(333)	144	533
Commercial	—	61	—	111	172
Factored receivables	—	1,380	(212)	53	1,221
Consumer	—	(1)	—	1	—
Mortgage warehouse	—	—	—	—	—
Unallocated	257	(257)	—	—	—

	$423	$1,739	$(545)	$309	$1,926

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following table presents loans individually and collectively evaluated for impairment and their respective allowance allocations:

December 31, 2013	Loan Evaluation				ALLL Allocations
	Individually	Collectively	PCI	Total loans	Individually	Collectively	PCI	Total ALLL
Real estate:
Commercial	$4,489	$308,135	$18,647	$331,271	$—	$348	$—	$348
Construction, land development, land	—	35,585	2,041	37,626	—	110	—	110
1-4 family residential properties	842	87,987	2,472	91,301	14	79	7	100
Farmland	—	20,294	—	20,294	—	7	—	7

Total real estate	5,331	452,001	23,160	480,492	14	544	7	565
Commercial	5,495	248,129	2,031	255,655	15	1,130	—	1,145
Factored receivables	763	116,607	—	117,370	417	1,425	—	1,842
Consumer	—	13,878	—	13,878	—	49	—	49
Mortgage warehouse	—	13,513	—	13,513	—	44	—	44

	$11,589	$844,128	$25,191	$880,908	$446	$3,192	$7	$3,645

December 31, 2012	Loan Evaluation				ALLL Allocations
	Individually	Collectively	PCI	Total loans	Individually	Collectively	PCI	Total ALLL
Real estate:
Commercial	$4,757	$94,452	$5,062	$104,271	$—	$261	$—	$261
Construction, land development, land	—	3,964	—	3,964	—	40	—	40
1-4 family residential properties	216	3,565	303	4,084	98	122	7	227
Farmland	—	786	—	786	—	5	—	5

Total real estate	4,973	102,767	5,365	113,105	98	428	7	533
Commercial	42	22,286	97	22,425	—	172	—	172
Factored receivables	501	75,218	—	75,719	187	1,034	—	1,221
Consumer	—	—	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—	—	—

	$5,516	$200,271	$5,462	$211,249	$285	$1,634	$7	$1,926

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following is a summary of information pertaining to impaired loans at December 31, 2013 and 2012:

	Impaired Loans and Purchased Credit Impaired Loans With a Valuation Allowance			Impaired Loans Without a Valuation Allowance		Average Impaired Loans	Interest Recognized
December 31, 2013	Recorded Investment	Unpaid Principal	Related Allowance	Recorded Investment	Unpaid Principal
Real estate:
Commercial	—	—	—	4,489	16,841	5,975	625
Construction, land development, land	—	—	—	—	—	—	—
1-4 family residential properties	127	169	21	1,054	1,869	1,201	32
Farmland	—	—	—	—	—	—	—

Total real estate	127	169	21	5,543	18,710	7,176	657
Commercial	215	215	15	5,280	5,748	2,811	24
Factored receivables	762	762	417	1	—	632	—
Consumer	—	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—	—

	$1,104	$1,146	$453	$10,824	$24,458	$10,619	$681

	Impaired Loans and Purchased Credit Impaired Loans With a Valuation Allowance			Impaired Loans Without a Valuation Allowance		Average Impaired Loans	Interest Recognized
December 31, 2012	Recorded Investment	Unpaid Principal	Related Allowance	Recorded Investment	Unpaid Principal
Real estate:
Commercial	—	—	—	4,757	9,767	8,080	1,118
Construction, land development, land	—	—	—	—	—	—	—
1-4 family residential properties	219	278	105	12	389	322	45
Farmland	—	—	—	—	—	—	—

Total real estate	219	278	105	4,769	10,156	8,402	1,163
Commercial	—	—	—	42	425	351	49
Factored receivables	501	501	187	—	—	—	—
Consumer	—	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—	—

	$720	$779	$292	$4,811	$10,581	$8,753	$1,212

Loans included in the above table are non-PCI impaired loans and PCI loans that have deteriorated subsequent to acquisition and as a result have been deemed impaired and an allowance recorded. Purchased credit impaired loans that have not deteriorated subsequent to acquisition are not considered impaired and therefore do not require an allowance and are excluded from the table above.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The recorded investment is the carrying amount of the loan excluding deferred costs and accrued interest which are immaterial. Interest recognized was substantially earned on the cash basis excluding any deferred loan origination fees normally recognized as yield.

The following table presents the unpaid principal and recorded investment for loans at December 31, 2013 and 2012. The difference between the unpaid principal balance and recorded investment is principally associated with (1) premiums and discounts associated with acquisition date fair value adjustments on acquired loans (both PCI and non-PCI) and (2) previous charge-offs. Accrued interest, which is immaterial, has not been included in the recorded investment balance.

December 31, 2013	Recorded Investment	Unpaid Principal	Net
Real estate:
Commercial	$331,271	$351,521	$(20,250)
Construction, land development, land	37,626	41,034	(3,408)
1-4 family residential properties	91,301	96,742	(5,441)
Farmland	20,294	20,145	149

Total real estate	480,492	509,442	(28,950)
Commercial	255,655	260,384	(4,729)
Factored receivables	117,370	118,057	(687)
Consumer	13,878	14,006	(128)
Mortgage warehouse	13,513	13,513	—

	$880,908	$915,402	$(34,494)

December 31, 2012	Recorded Investment	Unpaid Principal	Net
Real estate:
Commercial	$104,271	$115,029	$(10,758)
Construction, land development, land	3,964	4,000	(36)
1-4 family residential properties	4,084	5,500	(1,416)
Farmland	786	642	144

Total real estate	113,105	125,171	(12,066)
Commercial	22,425	22,981	(556)
Factored receivables	75,719	76,187	(468)
Consumer	—	—	—
Mortgage warehouse	—	—	—

	$211,249	$224,339	$(13,090)

At December 31, 2013 and 2012, the Company has on deposit $10,653 and $6,001, respectively, of customer reserves associated with factored receivables. These deposits represent customer reserves held to settle any payment disputes or collection shortfalls and are reported as deposits in the consolidated balance sheets.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Past Due Loans: The following is a summary of past due and non-accrual loans at December 31, 2013 and 2012:

Year ended December 31, 2013	30-59 Days Past Due	60-89 Days Past Due	Past Due 90 Days or More Still Accruing	Non-accrual	Total Past Due
Real estate:
Commercial	$435	$2,524	$47	$5,417	$8,423
Construction, land development, land	493	197	—	—	690
1-4 family residential properties	1,376	427	19	1,392	3,214
Farmland	—	—	—	—	—

Total real estate	2,304	3,148	66	6,809	12,327
Commercial	1,554	601	11	5,494	7,660
Factored receivables	3,836	—	—	89	3,925
Consumer	463	128	2	—	593
Mortgage warehouse	—	—	—	—	—

	$8,157	$3,877	$79	$12,392	$24,505

Year ended December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Past Due 90 Days or More Still Accruing	Non-accrual	Total Past Due
Real estate:
Commercial	$1,544	$—	$—	$4,086	$5,630
Construction, land development, land	—	—	—	—	—
1-4 family residential properties	271	—	—	722	993
Farmland	261	—	—	—	261

Total real estate	2,076	—	—	4,808	6,884
Commercial	—	—	—	5,267	5,267
Factored receivables	2,166	—	64	—	2,230
Consumer	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—

	$4,242	$—	$64	$10,075	$14,381

Credit Quality Information: The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including: current collateral and financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes every loan and is performed on a semi-annual basis at TSB and every eighteen months for loans greater than $500 at TCB. Large groups of smaller balance homogeneous loans, such as consumer loans, are analyzed primarily based on payment status. The Company uses the following definitions for risk ratings:

Pass:

Loans classified as pass are loans with low to average risk and not otherwise classified as special mention, substandard or doubtful.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Special Mention:

Loans classified as special mention have low to acceptable risks. Liquidity, asset quality, and debt service coverage are as a whole satisfactory and performance is generally as agreed.

Substandard:

Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful:

Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

PCI:

At acquisition, PCI loans had the characteristics of substandard loans and it was probable, at acquisition, that all contractually required principal payments would not be collected. The Company evaluates these loans on a projected cash flow basis with this evaluation performed quarterly.

As of December 31, 2013 and 2012 based on the most recent analysis performed, the risk category of loans is as follows:

December 31, 2013	Pass	Special Mention	Substandard	Doubtful	PCI	Total
Real estate:
Commercial	$307,886	$557	$4,180	$—	$18,648	$331,271
Construction, land development, land	35,585	—	—	—	2,041	37,626
1-4 family residential	88,379	—	450	—	2,472	91,301
Farmland	20,294	—	—	—	—	20,294

Total real estate	452,144	557	4,630	—	23,161	480,492
Commercial	247,941	—	5,684	—	2,030	255,655
Factored receivables	116,607	—	336	427	—	117,370
Consumer	13,878	—	—	—	—	13,878
Mortgage warehouse	13,513	—	—	—	—	13,513

	$844,063	$557	$10,650	$427	25,191	$880,908

December 31, 2012	Pass	Special Mention	Substandard	Doubtful	PCI	Total
Real estate:
Commercial	$95,971	$—	$3,238	$—	$5,062	$104,271
Construction, land development, land	3,964	—	—	—	—	3,964
1-4 family residential	3,306	—	475	—	303	4,084
Farmland	786	—	—	—	—	786

Total real estate	104,027	—	3,713	—	5,565	113,105
Commercial	17,104	—	5,224	—	97	22,425
Factored receivables	75,218	—	501	—	—	75,719
Consumer	—	—	—	—	—	—
Mortgage warehouse	—	—	—	—	—	—

	$196,349	$—	$9,438	$—	$5,462	$211,249

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Troubled Debt Restructurings

As of December 31, 2013 and 2012, the Company has recorded investments in troubled debt restructurings of $336 and $330, respectively. The Company has allocated $6 and $3 of specific reserves for those loans at December 31, 2013 and 2012, respectively, and has not committed to lend any additional amounts related to loans classified as troubled debt restructurings as of December 31, 2013 and 2012.

The modification of the terms of such loans performed during the year ended December 31, 2013 and 2012 included a permanent reduction of the recorded investment in the loans in the amount of $1 and $14, respectively. The modification of an owner occupied commercial real estate loan performed during the year ended December 31, 2012 included a modification of the interest rate from 10.21% to a stated rate of 6.50% which was lower than the current market rate. The other three loans modified during 2012 and 2013 were all due to bankruptcies with no changes to rates or terms. However, they did result in higher payment amounts than the contractually required amounts.

The troubled debt restructurings described above increased the allowance for loan and lease losses by $7 and $4 at December 31, 2013 and 2012, respectively. No charge offs resulted from the troubled debt restructurings during the years ending December 31, 2013 and 2012, respectively.

The following is a summary of information pertaining only to troubled debt restructurings modified during the years ending December 31, 2013 and 2012, respectively.

	December 31, 2013
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Permanent Reduction of Recorded Investment
Real Estate:
Commercial owner occupied	—	$—	$—	$—
1-4 family residential properties	1	55	54	1

	1	$55	$54	$1

	December 31, 2012
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Permanent Reduction of Recorded Investment
Real Estate:
Commercial owner occupied	3	$275	$261	$14
1-4 family residential properties	—	—	—	—

	3	$275	$261	$14

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 4 — LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following table presents the recorded investment of troubled debt restructurings that have subsequently defaulted as of December 31, 2013 and 2012.

Troubled Debt Restructurings That Subsequently Defaulted
	December 31, 2013		December 31, 2012
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
1-4 family residential properties	3	$73	2	$34

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan and lease losses by $7 and $3 during the years ending December 31, 2013 and 2012, respectively. No charge offs resulted from the troubled debt restructurings during the years ending December 31, 2013 and 2012.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification.

NOTE 5 — PURCHASED CREDIT IMPAIRED LOANS

The Company has loans that were acquired for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it was probable, at acquisition, that all contractually required payments would not be collected. The outstanding contractually required principal and interest and the carrying amount of these loans included in the balance sheet amounts of loans receivable at December 31, 2013 and 2012, are as follows:

	2013	2012
Contractually required principal and interest:
Real estate loans	$35,584	$12,347
Commercial, financial and agricultural	2,795	496

Outstanding contractually required principal and interest	$38,379	$12,843

Gross carrying amount included in loans receivable	$25,190	$5,462

The changes in accretable yield during the years ended December 31, 2013 and 2012 in regard to loans transferred at acquisition for which it was probable that all contractually required payments would not be collected is as follows:

	2013	2012
Balance at January 1	$4,244	$1,627
Additions	1,717	—
Accretion	(2,812)	(2,124)
Reclassification from nonaccretable to accretable yield	1,461	5,129
Disposals	(23)	(388)

Balance at December 31	$4,587	$4,244

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 6 — OTHER REAL ESTATE OWNED

Other real estate owned activity was as follows:

	2013	2012
Beginning balance	$4,749	$1,859
Acquired through business acquisition	11,285	—
Loans transferred to real estate owned	1,532	3,206
Net realized gains on OREO	154	1,379
Payments received	—	(4)
Sales of real estate owned	(3,937)	(1,691)

Ending balance	$13,783	$4,749

Operating expenses related to foreclosed assets include:

	2013	2012
Net realized gains on OREO	$154	$1,379
Carrying costs for OREO	(233)	(240)

	$(79)	$1,139

There was no valuation allowance associated with other real estate owned at December 31, 2013 and 2012.

Rental income on OREO properties of $166 and $145, respectively, for years ended December 31, 2013 and 2012, is reported on the consolidated statements of income in the noninterest income section as Other.

NOTE 7 — PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Land	$5,511	$—
Buildings	12,911	—
Leasehold improvements	2,452	1,888
Furniture, fixtures and equipment	4,258	2,607

	25,132	4,495
Accumulated depreciation	(1,788)	(1,510)

	$23,344	$2,985

Depreciation expense was $786 and $568 for the years ended December 31, 2013 and 2012, respectively.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 7 — PREMISES AND EQUIPMENT (Continued)

The Company leases certain properties under operating leases. Rent expense was $963 and $690 for the years ended December 31, 2013 and 2012, respectively. Rent commitments at December 31, 2013, before considering renewal options that generally are present, were as follows:

2014	$1,462
2015	1,583
2016	1,630
2017	1,581
2018	1,470
Thereafter	3,344

$11,070

NOTE 8 — GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following at December 31:

	2013	2012
Goodwill	$14,047	$14,047
Core deposit intangible	14,471	—

	$28,518	$14,047

The changes in goodwill and intangible assets during the year are as follows:

	2013	2012
Beginning of year	$14,047	$5,201
Acquired goodwill	—	8,846
Acquired intangibles	15,091	948
Amortization	(620)	(948)

End of year	$28,518	$14,047

By operating segment:
Factoring
Beginning of year	$8,846	$—
Acquired goodwill	—	8,846
Acquired intangibles	—	948
Amortization	—	(948)

End of year	$8,846	$8,846

Banking
Beginning of year	$5,201	$5,201
Acquired goodwill	—	—
Acquired intangibles	15,091	—
Amortization	(620)	—

End of year	$19,672	$5,201

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 8 — GOODWILL AND INTANGIBLE ASSETS (Continued)

No goodwill or intangibles have been assigned to the Corporate operating segment.

Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. The goodwill assessed for impairment was at TSB and ABC. At the measurement date, these subsidiaries had positive equity and the Company elected to perform qualitative assessments to determine if it was more likely than not that the fair value of the reporting units exceeded their carrying values, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Acquired intangible assets recognized as part of the NBI acquisition are being amortized utilizing an accelerated method over 10 years. The future amortization schedule for the core deposit intangible is as follows:

2014	$2,794
2015	2,494
2016	2,195
2017	1,896
2018	1,596
Thereafter	3,496

$14,471

NOTE 9 — VARIABLE INTEREST ENTITY

During 2013, the Company, through its subsidiary, Triumph Capital Advisors, LLC (TCA), formed Trinitas CLO I, LTD (Trinitas I). Trinitas I is a collateralized loan obligation (CLO) fund and TCA serves as its asset manager. At December 31, 2013, Trinitas I was in a “warehouse” phase whereby it was acquiring senior secured corporate loans in anticipation of the securities offering that completed the final CLO securitization structure. The purchases of these initial warehouse assets was funded by the proceeds from third party debt financing and equity investments made by both the Company and other third parties. During the second quarter of 2014, Trinitas I used the proceeds of the debt and equity interests sold in the offering for the final CLO securitization structure to repay the initial warehouse phase debt and equity holders. In the final CLO securitization structure, interest and principal repayment of the leveraged loans held by Trinitas I will be used to repay debt holders with any excess cash flows used to provide a return on capital to equity investors. TCA will earn a management fee as the asset manager for Trinitas I that commenced upon the issuance of the final CLO securitization structure, but did not earn management or other fees from Trinitas I during the “warehouse” phase.

At December 31, 2013, the Company performed a consolidation analysis of Trinitas I and concluded that Trinitas I was a variable interest entity (VIE) and that the Company had a variable interest via its investment in Trinitas I’s preferred shares. VIEs are legal entities in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics: (i) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance; (ii) the obligation to absorb the expected losses of the legal entity; (iii) or the right to receive the expected residual returns of the legal entity. A variable interest is defined as contractual, ownership, or other pecuniary interest in a VIE that change with changes in the fair value of the VIE’s net assets exclusive of variable interests.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 9 — VARIABLE INTEREST ENTITY (Continued)

The Company concluded that due to certain approval and denial powers available to Trinitas I’s debt holder which provide for shared decision-making powers, the Company was not the primary beneficiary of Trinitas I and therefore did not consolidate the assets, liabilities, equity and operations. The Company does not have any implicit or explicit contractual requirements to financially support Trinitas I. At December 31, 2013, the Company’s maximum exposure to loss is limited to its investment in Trinitas I. No assets or liabilities were transferred from the Company to Trinitas I during 2013.

The Company re-assesses its consolidation conclusion to determine if it meets the primary beneficiary definition for VIEs on a continuous basis. In the event the Company is subsequently determined to be the primary beneficiary, the Company will be required to consolidate the assets, liabilities, and minority interest of Trinitas I and present Trinitas I’s results of operations in the Company’s consolidation financial statements.

As of and for the period ending December 31, 2013, the following is a condensed balance sheet and statement of income for Trinitas I:

Total assets	$101,080
Total liabilities	84,668
Equity	16,412

Income	$1,383
Expense	95

Net income	$1,288

At December 31, 2013, the Company has a $2,170 equity investment in Trinitas I which is classified as other assets within the Company’s consolidated balance sheets. No management fees were earned or accrued as of and for the year-ending December 31, 2013. Income allocable to the Company for the period ending December 31, 2013 was immaterial.

NOTE 10 — DEPOSITS

Deposits at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Noninterest bearing demand	$150,238	$10,323
Interest-bearing demand	199,826	—
Individual Retirement Accounts	54,512	27,637
Money Market	157,406	23,517
Savings	69,336	—
Time, $100,000 and greater	138,000	47,420
Time, less than $100,000	216,940	116,802
Other brokered funds	58,596	—

Total Deposits	$1,044,854	$225,699

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 10 — DEPOSITS (Continued)

At December 31, 2013, scheduled maturities of time deposits, individual retirement accounts and brokered deposits are as follows:

2013
Within one year	$314,867
After one but within two years	84,697
After two but within three years	42,140
After three but within four years	15,120
After four but within five years	11,224

Total	$468,048

NOTE 11 — BORROWINGS AND BORROWING CAPACITY

Customer Repurchase Agreements:

Short-term borrowings are summarized as follows as of December 31:

	2013	2012
Sweep repurchase agreements	$10,006	$—
Term repurchase agreements	1,324	—

Total	$11,330	$—

Securities sold under agreements to repurchase are secured by securities with a carrying amount of $11,330 and $0 at December 31, 2013 and 2012, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2013	2012
Average daily balance during the year	$15,160	$—
Average interest rate during the year	0.05%	—
Maximum month-end balance during the year	$16,681	$—
Weighted average interest rate at December 31	0.06%	—

The Company had no federal funds purchased at December 31, 2013 or 2012. However, TSB had unsecured federal funds lines of credit with an unaffiliated bank totaling $8,000, and TCB had unsecured federal funds lines of credit with five unaffiliated banks totaling $75,000.

Senior Secured Note: At December 31, 2013, the Company has a $12,573 secured note payable to an unaffiliated bank, secured by the common stock of TCB and TSB. The note bears interest at a variable rate based at the prime rate, with a minimum interest rate of 4.50%. Terms of the note require quarterly principal payments of $314 plus accrued interest. The principal balance is due in full at maturity on October 15, 2018. At December 31, 2013, the note had a rate of 4.50%.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 11 — BORROWINGS AND BORROWING CAPACITY (Continued)

FHLB Advances: TCB is a member of the FHLB of Des Moines, and TSB is a member of the FHLB of Dallas. Collectively at December 31, 2013, TCB and TSB have borrowings and unused borrowing capacity with the FHLB as follows:

	2013	2012
Borrowing capacity	$131,300	$52,358
Borrowings outstanding	21,000	10,500

Unused borrowing capacity	110,300	41,858
Average rate	0.06%	0.11%

All FHLB borrowings are short term in nature, maturing within one month.

Federal Reserve Bank: The Company has unused overnight borrowings secured by investment securities and commercial real estate loans available from the Federal Reserve Bank of approximately $209 and $164 at December 31, 2013 and 2012, respectively.

Junior Subordinated Debentures and Capital Securities: As of the date of the Company’s acquisition of NBI, NBI had junior subordinated debentures with a face value of $32,990 outstanding. The application of business combination accounting to the NBI acquisition resulted in an adjustment to cause the carrying value of these debt obligations to be adjusted to their fair value of $24,120 as of that date. The discount to face value will be amortized over the remaining life of these obligations as an adjustment increasing the interest cost of these instruments to market rates as of the acquisition date, and increasing their carrying amount to face value at their maturity

The debentures are included on the consolidated balance sheet as liabilities; however, for regulatory purposes, the related capital securities are eligible for inclusion in regulatory capital, subject to certain limitations. All of the carrying value of $24,171 was allowed in the calculation of Tier I capital as of December 31, 2013.

The junior subordinated debentures are due to National Bancshares Capital Trusts II and III, 100% owned nonconsolidated subsidiaries of NBI. The debentures were issued by NBI in 2003 ($15,464 Capital Trust II) and 2006 ($17,526 Capital Trust III) in conjunction with the trusts’ issuances of NBI obligated capital securities of $15,000 and $17,000, respectively. The trusts used the proceeds from the issuances of their capital securities to buy floating rate junior subordinated deferrable interest debentures issued by NBI. These debentures are the trusts’ only assets and the interest payments from the debentures finance the distributions paid on the capital securities. These debentures are unsecured, rank junior, and are subordinate in the right of payment to all senior debt of NBI.

The debentures bear the same interest rate and terms as the capital securities, detailed as follows.

Capital Trust II — The amount of interest for any period shall be computed at a variable per annum rate of interest, reset quarterly, equal to the three-month LIBOR, as determined on the LIBOR determination date immediately preceding each distribution payment date, plus 3.00%. As of December 31, 2013, the rate was 3.24%. The debentures mature on September 15, 2033. Since September 15, 2008, NBI has had the right to call the debentures at par.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 11 — BORROWINGS AND BORROWING CAPACITY (Continued)

Capital Trust III — The amount of interest for any period shall be computed at a variable per annum rate of interest, reset quarterly, equal to the three-month LIBOR, as determined on the LIBOR determination date immediately preceding each distribution payment date, plus 1.64%. As of December 31, 2013, the rate was 1.88%. The debentures mature on July 7, 2036. Since July 7, 2011, NBI has had the right to call the debentures at par.

The distribution rate payable on the capital securities is cumulative and payable quarterly in arrears. NBI has the right, subject to events in default, to defer payments on interest on the debentures at any time by extending the interest payment period for a period not exceeding 20 consecutive quarters with respect to each deferral period, provided that no extension period may extend beyond the redemption or maturity date of the debentures. NBI informed the trustees that it would be deferring payments beginning in March 2011 as permitted under the provisions of the respective agreements. As of December 31, 2013, NBI had notified the trustees that it would cause all previously deferred payments to be paid and would no longer be in deferral. All deferred quarterly payments on Trust II were paid in December 2013, and all deferred quarterly payments on Trust III were paid in January of 2014.

NOTE 12 — OTHER BENEFIT PLANS

401(k) Plan: A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 100% of the first 4% of the compensation contributed. Expense for 2013 and 2012 was $482 and $175, respectively.

NOTE 13 — INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2013 and 2012 consisted of the following:

	2013	2012
Income tax expense (benefit):
Current	$242	$132
Deferred	1,884	1,846
Change in valuation allowance for deferred tax asset	7	(7,372)

Income tax expense (benefit):	$2,133	$(5,394)

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	2013	2012
Tax provision computed at federal statutory rate	$5,290	$1,931
Effect of:
State taxes, net	148	85
Bargain purchase gain	(3,065)	—
Transaction costs	259	—
Noncontrolling interest in subsidiary	(215)	—
Change in valuation allowance	7	(7,372)
Other	(291)	(38)

Total	$2,133	$(5,394)

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 13 — INCOME TAXES (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TBI’s deferred tax assets and liabilities as of December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred tax assets:
Net operating loss carryforwards	$15,407	$2,752
Capital loss carryforwards	379	—
Acquired loan basis	8,876	1,627
Other real estate owned	1,684	221
AMT credit carry forward	1,768	107
Goodwill and intangibles	141	158
Acquired deposit basis	633	86
Allowance for loan losses	564	255
Other	2,595	518

Total deferred tax assets	32,047	5,724
Deferred tax liabilities:
Acquisition Intangible assets	5,276	—
Fair value adjustment on junior subordinated debentures	3,451	—
Unrealized gain on securities available for sale	56	235
Other	858	198

Total deferred tax liabilities	9,641	433

Net deferred tax asset	22,406	5,291
Valuation allowance	(1,599)	—

Net deferred tax asset	$20,807	$5,291

The Company’s federal net operating loss carryforwards as of December 31, 2013 and 2012 were $37,048 and $8,095, respectively. These net operating loss carryforwards begin to expire in 2029. At December 31, 2013 the Company had state net operating loss carryforwards in Illinois, Iowa and Wisconsin of $22,141, $33,189 and $2,799, respectively. These net operating loss carryforwards expire beginning in 2021 through 2033. The Company has a valuation allowance on the net operating loss carryforwards for certain states, capital loss carryforwards, and certain other investments that are not more likely than not to be realized before expiration.

An Internal Revenue Code Section 382 (Section 382) ownership change was triggered during 2013. A significant portion of the deferred tax asset relating to the Company’s net operating loss and Alternative Minimum Tax credit carry-forwards are subject to the annual limitation rules under Section 382 from the EJ and NBI acquisitions and the 2013 share exchange. The utilization of tax carryforward attributes acquired from the EJ acquisition is subject to an annual limitation of $341. The utilization of tax carryforward attributes acquired from the NBI acquisition is subject to an annual limitation of $2,040. Any remaining tax attribute carryforwards generated prior to the 382 ownership change in 2013 are subject to an annual limitation of $3,700.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 13 — INCOME TAXES (Continued)

At December 31, 2013 and 2012, the Company had no amounts recorded for uncertain tax positions and does not expect any material changes in uncertain tax benefits during the next 12 months. The Company recognizes interest and penalties related to income tax matters in income tax expense. The Company is subject to U.S. federal income tax as well as income tax of the state of Illinois, Iowa, Wisconsin and Florida. The Company is not subject to examination by taxing authorities for years prior to 2010.

NOTE 14 — LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements. The Company does not anticipate any material losses as a result of commitments and contingent liabilities.

NOTE 15 — OFF-BALANCE SHEET LOAN COMMITMENTS

From time to time, the Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2013		2012
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$7,437	$4,823	$—	$—
Unused lines of credit	33,470	104,896	—	2,814
Standby letters of credit	2,147	1,897	—	—

Commitments to make loans are generally made for periods of 90 days or less. The fixed rate loan commitments have interest rates ranging from 4% to 5.5% and maturities ranging from 3 years to 5 years. Certain commitments and lines of credit will expire unused.

NOTE 16 — FAIR VALUE DISCLOSURES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 16 — FAIR VALUE DISCLOSURES (Continued)

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and assumptions to estimate fair value of financial instruments that are measured at fair value on a recurring basis:

Securities available for sale — The fair values of securities available for sale are determined by third party matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (primarily Level 2 inputs).

Loans held for sale — Loans held for sale represent mortgage loan originations intended to be sold in the secondary market. Loans held for sale are valued using commitments on hand from investors or prevailing market prices and are classified in Level 2 of the valuation hierarchy.

Assets measured at fair value on a recurring basis are summarized in the table below. There were no liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3
December 31, 2013:
Securities available for sale
U.S. Government agency obligations	$—	$95,834	$—
Mortgage-backed securities-residential	—	36,285	—
Asset-backed securities	—	18,839	—
State and municipal	—	5,423	3,582
Corporate bonds	—	20,843	—
SBA pooled securities	—	248	—
Trust preferred	—	3,600	—

	$—	$181,072	$3,582

Loans held for sale	$—	$5,393	$—

December 31, 2012:
Securities available for sale
U.S. Government agency obligations	$—	$2,915	$—
Mortgage-backed securities-residential	—	38,467	—
State and municipal	—	—	—
Corporate bonds	—	1,954	—
SBA pooled securities	—	309	—
Trust preferred	—	—	—

	$—	$43,645	$—

There were no transfers between levels for the years ended December 31, 2013 and 2012. At December 31, 2013, the Company classified $3,582 of municipal securities as Level 3. Acquired by the Company in the NBI

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 16 — FAIR VALUE DISCLOSURES (Continued)

acquisition, these municipal securities are bond issues for municipal government entities located in northwestern Illinois and are privately placed, non-rated bonds without CUSIP numbers. As these securities are not typically rated by the rating agencies and trading volumes are thin, it was determined that these were valued using Level 3 inputs. The municipal securities are valued by an independent third party using matrix pricing according to the municipal bond index that most closely matches the bond issue. Fair values for each maturity of the bond issue are then calculated based on the index yield at the appropriate point on the yield curve. The Company does not make any internal adjustments to the third party bond valuations. Significant increases/(decreases) in any of those inputs in isolation would result in a significantly lower/(higher) fair value measurement.

The only activity related to the above Level 3 securities during the year ended December 31, 2013 was associated with immaterial contractual payments and changes in fair value that were recorded in other comprehensive income.

Assets measured at fair value on a non-recurring basis are summarized in the table below. There were no liabilities measured at fair value on a non-recurring basis at December 31, 2013 and 2012.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3
December 31, 2013:
Impaired loans
1-4 family residential properties	$—	$—	$106
Commercial	—	—	200
Factored receivables	—	—	345
Other real estate owned:(1)
1-4 family residential properties	—	—	367
Commercial	—	—	653
Construction, land development, land	—	—	—

	$—	$—	$1,671

	Level 1	Level 2	Level 3
December 31, 2012:
Impaired loans
1-4 family residential properties	$—	$—	$114
Factored receivables	—	—	314
Other real estate owned:(1)
1-4 family residential properties	—	—	47
Commercial	—	—	555
Construction, land development, land	—	—	—

	$—	$—	$1,030

	2013	2012
Provision recorded for loans classified as impaired	$14	$83
Valuation adjustments recorded on other real estate owned	$144	$164

(1)	Represents the fair value of OREO that was adjusted subsequent to its initial classification as OREO.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 16 — FAIR VALUE DISCLOSURES (Continued)

For the years ended December 31, 2013 and 2012, the only Level 3 assets with material unobservable inputs are associated with impaired loans and other real estate owned (construction, land development, land).

Impaired Loans with Specific Allocation of ALLL: A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due pursuant to the contractual terms of the loan agreement. Impairment is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the underlying fair value of the loan’s collateral. Fair value of the impaired loan’s collateral is determined by third party appraisals, which are then adjusted for the estimated selling and closing costs related to liquidation of the collateral. Unobservable inputs for estimated selling and closing costs range from 5% to 8% of the value of the underlying collateral.

OREO: OREO is comprised of real estate acquired in partial or full satisfaction of loans. OREO is recorded at its estimated fair value less estimated selling and closing costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs is charged to the ALLL. Subsequent changes in fair value are reported as adjustments to the carrying amount and are recorded against earnings. The Company outsources the valuation of OREO with material balances to third party appraisers. For this asset class, the actual valuation methods (income, sales comparable, or cost) vary based on the status of the project or property. For example, land is generally based on the sales comparable method while construction is based on the income and/or sales comparable methods. The unobservable inputs may vary depending on the individual assets with no one of the three methods being the predominant approach. The Company reviews the third party appraisal for appropriateness and adjusts the value downward to consider selling and closing costs, which typically range from 5% to 8% of the appraised value.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 16 — FAIR VALUE DISCLOSURES (Continued)

The estimated fair values of the Company’s financial instruments not recorded at fair value on a recurring or non-recurring basis at December 31, 2013 and 2012 were as follows:

	2013
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$85,797	$85,797	$—	$—	$85,797
Securities — Held to maturity	743	—	745	—	745
Loans, net	877,454	—	—	884,307	884,307
FHLB and Federal Reserve Bank stock	5,802	—	N/A	—	N/A
Accrued interest receivable	3,748	—	3,748	—	3,748

Financial liabilities:
Deposits	1,044,854	—	1,046,226	—	1,046,226
Customer repurchase agreements	11,330	—	11,329	—	11,329
Federal Home Loan Bank advances	21,000	—	21,000	—	21,000
Senior secured note	12,573	—	12,379	—	12,379
Junior subordinated debentures	24,171	—	24,171	—	24,171
Accrued interest payable	816	—	816	—	816

	2012
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$15,784	$15,784	$—	$—	$15,784
Securities — Held to maturity	—	—	—	—	—
Loans, net	209,323	—	—	209,033	209,033
FHLB and Federal Reserve Bank stock	793	—	N/A	—	N/A
Accrued interest receivable	756	—	756	—	756

Financial liabilities:
Deposits	225,699	—	230,012	—	230,012
Customer repurchase agreements	—	—	—	—	—
Federal Home Loan Bank advances	10,500	—	10,500	—	10,500
Senior secured note	—	—	—	—	—
Junior subordinated debentures	—	—	—	—	—
Accrued interest payable	340	—	340	—	340

For those assets not previously described, the following methods and assumptions were used by the Company in estimating the fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents: For financial instruments with a shorter-term or with no stated maturity, prevailing market rates, and limited credit risk, the carrying amounts approximate fair value and are considered a Level 1 classification.

Loans: For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for fixed-rate loans are estimated

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 16 — FAIR VALUE DISCLOSURES (Continued)

using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification.

FHLB and Federal Reserve Bank stock: The fair value of Federal Home Loan Bank (FHLB) stock and the Federal Reserve Bank stock was not practicable to determine due to restrictions placed on its transferability.

Deposits: The fair values disclosed for demand deposits and non-maturity transaction accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts) resulting in a Level 2 classification. Fair values for fixed-rate CD’s are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Customer repurchase agreements: The carrying amount approximates fair value due to their short-term nature resulting in a Level 2 classification.

Federal Home Loan Bank advances: The advances have a maturity of less than one month at December 31, 2013. As such, fair value materially approximates carrying value resulting in a Level 2 classification.

Senior secured note: The carrying amount of the senior secured note approximates fair value because the terms are estimated to be market terms for similar instruments resulting in a Level 2 classification.

Junior subordinated debentures: The fair value as of December 31, 2013, is materially the same as their fair value assigned at their acquisition date resulting in a Level 2 classification. The junior subordinated debentures were valued at their acquisition date by discounting future cash flows using current interest rates for similar financial instruments.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values given the short-term nature of the receivables resulting in a Level 2 classification.

NOTE 17 — RELATED-PARTY TRANSACTIONS

At December 31, 2013 and 2012, the Company held deposits for TCC in the amount of $61 and $131, respectively. At December 31, 2013 and 2012, the Company had a receivable recorded for the amount of $13 and $1, respectively, which were due from TCC. These amounts are included in other assets in the accompanying consolidated balance sheets.

Loans to principal officers, directors, and their affiliates during 2013 were as follows:

Beginning balance	$—
Acquired in acquisition	17,112
New loans	9,459
Effect of changes in composition of related parties	—
Repayments	(8,324)

Ending balance	$18,247

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 17 — RELATED-PARTY TRANSACTIONS (Continued)

During 2012 there were no funded related party loans.

Related party deposits at December 31, 2013 and 2012 were $5,743 and $1,300, respectively.

NOTE 18 — REGULATORY MATTERS

The Company (on a consolidated basis), TSB and TCB are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s, TSB’s, or TCB’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, TSB, and TCB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Company, TSB, and TCB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk weighted assets, and of Tier 1 capital to average assets.

As of December 31, 2013, TSB’s and TCB’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” they must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table. At December 31, 2013, the most recent notification categorized TSB and TCB as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2013 that management believes would change either institution’s category.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 18 — REGULATORY MATTERS (Continued)

The actual capital amounts and ratios for the Company, the Bank, and TCB are presented in the following table as of December 31, 2013 and 2012:

	Actual			To Be Adequately Capitalized Under Prompt Corrective Action Provisions				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
As of December 31, 2013
Total capital (to risk weighted assets)
Triumph Bancorp, Inc.	$145,722	14.5%	≥	$80,398	≥	8.0%		N/A		N/A
Triumph Savings Bank, SSB	$50,985	16.4%	≥	$24,871	≥	8.0%	≥	$31,088	≥	10.0%
Triumph Community Bank	$89,690	13.0%	≥	$55,194	≥	8.0%	≥	$68,992	≥	10.0%

Tier 1 capital (to risk weighted assets)
Triumph Bancorp, Inc.	$142,077	14.1%	≥	$40,306	≥	4.0%		N/A		N/A
Triumph Savings Bank, SSB	$48,064	15.5%	≥	$12,404	≥	4.0%	≥	$18,605	≥	6.0%
Triumph Community Bank	$88,921	12.9%	≥	$27,572	≥	4.0%	≥	$41,359	≥	6.0%

Tier 1 capital (to average assets)
Triumph Bancorp, Inc.	$142,077	12.9%	≥	$44,055	≥	4.0%		N/A		N/A
Triumph Savings Bank, SSB	$48,064	13.6%	≥	$14,136	≥	4.0%	≥	$17,671	≥	5.0%
Triumph Community Bank	$88,921	10.1%	≥	$35,216	≥	4.0%	≥	$44,020	≥	5.0%

As of December 31, 2012
Total capital (to risk weighted assets)
Triumph Savings Bank, SSB	$44,183	19.5%	≥	$18,126	≥	8.0%	≥	$22,658	≥	10.0%

Tier 1 capital (to risk weighted assets)
Triumph Savings Bank, SSB	$42,257	18.7%	≥	$9,039	≥	4.0%	≥	$13,558	≥	6.0%

Tier 1 capital (to average assets)
Triumph Savings Bank, SSB	$42,257	15.2%	≥	$11,113	≥	4.0%	≥	$13,891	≥	5.0%

In conjunction with Triumph’s acquisition of EJ Financial Corp. on November 5, 2010, Triumph made certain commitments to the Federal Reserve Bank, including to maintain TSB’s leverage capital ratio (Tier 1 capital to average assets) at no less than 12.0% until January 1, 2015.

TCB’s board of directors has agreed to maintain a minimum Tier 1 capital to average assets ratio of 8.0% of adjusted average assets and total risk-based ratio of 10.0%.

Dividends paid by banks are limited to, without prior regulatory approval, current year earnings and earnings less dividends paid during the preceding two years.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 19 — EQUITY AND NONCONTROLLING INTERESTS

The following summarizes the capital structure of Triumph Bancorp, Inc.

	Preferred Stock			Common Stock
	Series A		Series B
	2013	2012	2013	2013	2012
Number of shares authorized	50,000	50,000	115,000	50,000,000	50,000,000
Number of shares issued	45,500	50,000	51,956	9,832,585	4,586,356
Number of shares outstanding	45,500	50,000	51,956	9,832,585	4,586,356
Par value per share	$0.01	$0.01	$0.01	$0.01	$0.01
Liquidation preference per share	$100	$100	$100
Dividend rate	Prime + 2%	Prime + 2%	Prime + 2%
Dividend rate — floor	8.00%	8.00%	8.00%
Initial dividend payment date	3/31/2013	3/31/2013	3/31/2013
Subsequent dividend payment dates	Quarterly	Quarterly	Quarterly

Convertible to common stock	Yes	No	Yes
Conversion period	Anytime		Anytime
Conversion ratio — preferred to common	6.94008		6.94008

TBI Common Stock:

As of January 1, 2012, the Company was authorized to issue 1,000 shares of $0.01 par value common stock, of which 1,000 shares were issued and outstanding. During 2012, the Company amended its certificate of formation to allow for 50,000,000 shares of common stock, the par value of the common stock was not changed. At such time, the Company declared and issued a stock dividend to accordingly adjust the number of shares outstanding, resulting in the issuance of an additional 4,499,000 common shares.

At December 31, 2012, total common stock included 86,356 shares sold during 2012 to parties other than TCC. The remaining 4,500,000 were held by TCC.

During 2013, the Company issued additional common shares in conjunction with (i) a voluntary Exchange Offer to holders of the Company’s Series A Preferred Stock and TCF Class B Units to exchange their holdings for common shares at a price of $11.58 per share, (ii) common stock issued at a price of $11.58 per share for cash to accumulate capital needed to close the acquisition of NBI, and (iii) shares at a price of $11.93 per share issued to the selling NBI common shareholders who elected to receive TBI common stock. As of December 31, 2013, total shares issued and outstanding were 9,832,585.

Total shares issued and outstanding include 54,977 shares held in escrow pursuant to a holdback escrow agreement executed in conjunction with the acquisition of NBI. These shares will be distributed to the selling NBI shareholders in 2014 should the Company not make a claim for breach of representations and warranties provided the Company pursuant to the acquisition agreement.

TBI Warrants:

During 2012, TBI issued a warrant to TCC to purchase 259,067 shares of TBI common stock. The warrant has an exercise price of $11.58 per share, is immediately exercisable and has an expiration date of December 12, 2022. At December 31, 2013, the warrant remains outstanding and unexercised.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 19 — EQUITY AND NONCONTROLLING INTERESTS (Continued)

Preferred Stock Series A:

The following summarizes the outstanding shares and terms of the Company’s Series A Non-Cumulative Non-Voting Preferred Stock (the Preferred Stock Series A) as of December 31, 2013 and 2012.

Series A holders are entitled to quarterly cash dividends accruing at the rate per annum set forth above. Any dividends not paid shall not accumulate but will be waived and not payable by TBI. Payments of dividends are subject to declaration by the board of TBI. Subject to regulatory approval, Series A holders have the right to receive a special, one-time dividend with respect to their respective shares within 30 days after the occurrence of any of the following events: (i) the sale of all of the limited liability company interests of TCF in ABC, (ii) a merger of ABC resulting in TCF no longer owning any limited liability company interests in ABC or (iii) the sale of all or substantially all of the assets of ABC, subject to certain organizational restructuring exceptions. The Company paid all dividends when due on these shares during 2013. The Preferred Stock Series A is not redeemable by the holder, ranks pari passu with the Company’s Preferred Stock Series B (as described below), and senior to the Company’s common stock.

As of December 31, 2012, the Company had redemption rights allowing the Preferred Stock Series A shares to be redeemed at any time, subject to obtaining prior regulatory approval, at redemption price in excess of their liquidation preference if redeemed prior to January 2013, and at par thereafter. During 2013, in addition to the modifications of the Preferred Stock Series A identified in the table above, the Company’s redemption rights were modified such that the shares cannot be redeemed until after October 15, 2018, and can be redeemed subject to obtaining prior regulatory approval at par thereafter. These terms were modified so that these preferred shares will satisfy newly revised criteria for the qualification of preferred stock as tier 1 capital adopted by federal bank regulatory authorities that will be effective January 1, 2015.

Preferred Stock Series B:

The following summarizes the outstanding shares and terms of the Company’s Series B Non-Cumulative Non-Voting Preferred Stock (the Preferred Stock Series B) as of December 31, 2013.

Series B holders are entitled to quarterly cash dividends accruing at the rate per annum set forth above. Any dividends not paid shall not accumulate but will be waived and not payable by TBI. Payments of dividends are subject to declaration by the board of TBI. The Company paid all dividends when due on these shares during 2013. The Preferred Stock Series B is not redeemable by the holder, ranks pari passu with the Company’s Preferred Stock Series A, and senior to the Company’s common stock.

The Preferred Stock Series B are redeemable by the Company subject to regulatory approval at any time on or after October 15, 2018.

Exchange Offer:

During 2013, the Company consummated a voluntary exchange offer whereby the holders of the Series A Preferred and TCF Class B Units could elect to exchange their holdings for common stock. Holders of 4,500 shares of Series A Preferred and 58,620 shares of TCF Class B Units elected to receive 545,069 shares of common stock, plus a cash payment for accrued but unpaid dividends at a rate of 8% per annum through the date of the exchange.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 19 — EQUITY AND NONCONTROLLING INTERESTS (Continued)

Noncontrolling Interests:

The components and description of the Company’s noncontrolling interests as of December 31, 2013 and 2012 are presented below.

	2013	2012
Noncontrolling interest:
TCF Class B units	$1,100	$6,962
Senior Preferred Stock, Series T-1 and T-2	25,897	—

Total noncontrolling interests	$26,997	$6,962

TCF Class B Units:

The capital structure of TCF as a Limited Liability Company includes B units representing non-voting interest in TCF. The Class B units are structured with terms comparable to a non-cumulative, non-voting, perpetual preferred stock. Holders are entitled to quarterly distributions accruing at the Wall Street Journal Prime Rate plus 2%, subject to a minimum rate of 8% per annum. Subject to regulatory approval, TCF Class B holders have the right to receive a special, one-time dividend with respect to their respective units within 30 days after the occurrence of any of the following events: (i) the sale of all of the limited liability company interests of TCF in ABC, (ii) a merger of ABC resulting in TCF no longer owning any limited liability company interests in ABC or (iii) the sale of all or substantially all of the assets of ABC, subject to certain organizational restructuring exceptions. Holders of Class B Units are allocated taxable income from TCF to the extent cash distributions are made. The Company has redemption rights, subject to regulatory approval, to redeem the Class B Units. All B units are held by third parties and are considered non-controlling interest to Triumph. As of December 31, 2013, and December 31, 2012, TCF had 11,000 and 69,620 Class B Units with a $100 liquidation value per unit outstanding, respectively.

Senior Preferred Stock Series T-1 and T-2:

In February 2009, as part of the United States Treasury Department’s (the UST) Capital Purchase Plan (CPP), NBI entered into a Letter Agreement with the UST. Pursuant to the Security Purchase Agreement Standard Terms (the Securities Purchase Agreement) attached to the Letter Agreement, NBI sold 24,664 shares of Senior Preferred Stock, Series T-1 (the Series T-1 Stock), having a liquidation preference of $1,000 per share, for a total face value of $24,664, and 1,233 shares of Senior Preferred Stock, Series T-2, (the Series T-2 Stock and, together with the Series T-1 Stock, the NBI Senior Preferred Stock) with a liquidation preference of $1,000 per share, for a total face value of $1,233. The Series T-1 Stock pays cumulative compounding dividends at a rate of 5.00% per annum for the period from the original issue date of the Series T-1 Stock to, but excluding, the first day of the first dividend period commencing on or after the fifth anniversary of such original issue date, and 9.00% per annum thereafter. The Series T-2 Stock pays cumulative compounding dividends at a rate of 9.00% per annum. The NBI Senior Preferred Stock qualifies as Tier 1 capital. In 2011, NBI informed the UST it would begin deferring quarterly dividend payments on the NBI Senior Preferred Stock beginning the first quarter of 2011 as permitted under the provisions of the respective agreements. On February 20, 2013, the $25,897 of NBI Senior Preferred Stock originally issued to the UST as part of the CPP was sold by the UST as part of its efforts to manage and recover its investments under the Troubled Asset Relief Program (TARP). The sale of NBI Senior

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 19 — EQUITY AND NONCONTROLLING INTERESTS (Continued)

Preferred Stock to new owners eliminated certain restrictions put in place by the UST on TARP recipients, including restrictions on executive compensation agreements for Senior Executive Officers.

NBI had not paid dividends totaling $4,343 on the NBI Senior Preferred Stock as of December 31, 2013. NBI made all accumulated contractual payments due on the NBI Senior Preferred Stock in February 2014.

NBI may redeem shares of the NBI Senior Preferred Stock for the per share liquidation preference of $1,000 plus any accrued and unpaid dividends, subject to consultation with the appropriate federal banking agency.

As long as any NBI Senior Preferred Stock is outstanding, NBI may not, without the approval by the holders, pay quarterly common stock dividends, nor redeem or repurchase its common stock, unless all accrued and unpaid dividends for all past dividend periods on the NBI Senior Preferred Stock are fully paid. The NBI Senior Preferred Stock is nonvoting except for class voting rights on matters that would adversely affect the rights of the holders of the NBI Senior Preferred Stock.

For accounting purposes, the fair value assigned to the NBI Senior Preferred Stock at the acquisition date was their total liquidation value of $25,897.

NOTE 20 — STOCK-BASED COMPENSATION

The Company’s Amended and Restricted Stock Plan (the Plan) provides for the issuance of up to 750,000 shares of restricted TBI common stock to officers, directors and employees of the Company and its subsidiaries. As of December 31, 2013, 26,120 restricted stock units (RSUs) had been issued pursuant to the Plan, none of which had vested. Compensation expense for RSUs granted under the Plan is recognized over the vesting period of the awards based on the fair value of the stock at the issue date. The fair value of the stock is determined by the Company considering applicable discounts for, among other things, a repurchase option granted to the Company in certain circumstances. RSUs granted to employees under the Plan typically vest one third each year over three years, and therefore fully vest on the third anniversary of the grant date.

A summary of changes in the Company’s nonvested RSUs for the year follows (there were no shares issued under the Plan in 2012):

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2013	—	$—
Granted	26,120	10.77
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2013	26,120	$10.77

As of December 31, 2013, there was $152 of total unrecognized compensation cost related to nonvested RSUs granted under the Plan. The cost is expected to be recognized over an average period of 2.25 years. There were no RSUs that vested during the year ended December 31, 2013.

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 21 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

	2013	2012
ASSETS
Cash and cash equivalents	$23,009	$2,551
Investment in subsidiaries	148,675	60,628
Other assets	4,751	441

Total assets	$176,435	$63,620

LIABILITIES AND EQUITY
Senior secured note	$12,573	$—
Accrued expenses and other liabilities	3,265	146
Shareholders’ equity	133,600	56,512
Noncontrolling interests	26,997	6,962

Total liabilities and equity	$176,435	$63,620

	2013	2012
Interest income	$58	$8
Interest expense	(123)	—
Bargain purchase gain	9,014	—
Other expense	(4,262)	(412)

Income before income tax and undistributed subsidiary income	4,687	(404)
Income tax expense (benefit)	(1,360)	(262)
Equity in undistributed subsidiary income	7,380	11,216

Net income	13,427	11,074
Effect of noncontrolling interests and preferred shares	(1,588)	(993)

Net income to common stockholders	$11,839	$10,081

Comprehensive income attributable to Company	$11,516	$10,233

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 21 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

	2013	2012
Cash flows from operating activities
Net income	$13,427	$11,074
Adjustments
Equity in undistributed subsidiary income	(7,380)	(11,216)
Bargain purchase gain	(9,014)	—
Change in other assets	(4,310)	(441)
Change in accrued expenses and other liabilities	3,119	142

Net cash used in operating activities	(4,158)	(441)

Cash flows from investing activities
Investment in subsidiaries	(14,324)	(9,006)
Cash used in acquisition of subsidiary	(15,277)	—

Net cash used in investing activities	(29,601)	(9,006)

Cash flows from financing activities
Issuance of senior secured note	12,573	—
Noncontrolling interests issuance	—	6,962
Proceeds from issuance of common stock	42,402	1,000
Exchange offer	(38)	—
Proceeds from issuance of preferred stock	—	5,000
Distributions to noncontrolling interest	(720)	(993)

Net cash from financing activities	54,217	11,969

Net change in cash and cash equivalents	$20,458	$2,522
Beginning cash and cash equivalents	$2,551	$29

Ending cash and cash equivalents	$23,009	$2,551

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 22 — EARNINGS PER SHARE

Basic and diluted earnings per share are calculated as follows:

	2013	2012
Basic
Net income to common stockholders	$11,839	$10,081

Weighted average common shares outstanding	8,481,137	4,502,595
Basic earnings per common share	$1.40	$2.24

Diluted
Net income to common stockholders	$11,839	$10,081
Dilutive effect of preferred stock	167	—

Net income to common stockholders — diluted	$12,006	$10,081

Weighted average common shares outstanding for basic earnings per common share	8,481,137	4,502,595
Add: Dilutive effects of restricted stock	5,117	—
Add: Dilutive effects of assumed exercises of stock warrants	—	—
Add: Dilutive effects of assumed conversion of Preferred A	66,930	—
Add: Dilutive effects of assumed conversion of Preferred B	76,427	—

Average shares and dilutive potential common shares	8,629,611	4,502,595

Dilutive earnings per common share	$1.39	$2.24

Shares that were not considered in computing diluted earnings per common share for 2013 and 2012 because there were antidilutive are as follows:

	2013	2012
Restricted stock	—	N/A
Warrants	259,067	259,067
Shares assumed to be converted from Preferred Stock Series A	—	N/A
Shares assumed to be converted from Preferred Stock Series B	—	N/A

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 23 — BUSINESS SEGMENT INFORMATION

The following presents the Company’s operating segments as previously described. Transactions between segments consist primarily of borrowed funds. Intersegment interest expense is allocated to the factoring segment based on the Company’s prime rate. The provision for loan loss is allocated based on the segment’s allowance for loan loss determination which considers the effects of charge-offs. Noninterest income and expense directly attributable to a segment are assigned to it. Taxes are paid on a consolidated basis but not allocated for segment purposes. In 2013, Corporate includes the bargain purchase gain and expenses related to the acquisition of NBI of $9,014 and $1,361, respectively. The Factoring segment includes only factoring originated by ABC. General factoring services not originated through ABC are included in the Banking segment.

	Factoring	Banking	Corporate	Consolidated TBI
Year Ended December 31, 2013
Total interest income	$17,388	$25,184	$58	$42,630
Intersegment interest allocations	(2,155)	2,155	—	—
Total interest expense	1	3,577	369	3,947

Net interest income (expense)	15,232	23,762	(311)	38,683
Provision for loan losses	881	2,531	—	3,412

Net interest income after provision	14,351	21,231	(311)	35,271
Noninterest income	1,042	2,674	283	3,999
Gain on bargain purchase	—	—	9,014	9,014
Intercompany expense allocations	104	(104)	—	—
Noninterest expense	9,938	18,191	4,595	32,724

Operating income	5,351	5,818	4,391	15,560

Total assets	$122,279	$1,129,962	$35,998	$1,288,239
Gross loans	$108,954	$772,145	$—	$881,099

	Factoring	Banking	Corporate	Consolidated TBI
Year Ended December 31, 2012
Total interest income	$14,434	$12,518	$—	$26,952
Intersegment interest allocations	(1,596)	1,596	—	—
Total interest expense	360	3,355	—	3,715

Net interest income	12,478	10,759	—	23,237
Provision for loan losses	1,334	405	—	1,739

Net interest income after provision	11,144	10,354	—	21,498
Noninterest income	967	1,687	7	2,661
Intercompany expense allocations	201	(201)	—	—
Noninterest expense	8,511	9,548	420	18,479

Operating income (loss)	3,399	2,694	(413)	5,680

Total assets	$85,974	$215,225	$263	$301,462
Gross loans	$72,073	$139,176	$—	$211,249

TRIUMPH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands, except per share amounts)

NOTE 24 — QUARTERLY FINANCIAL DATA (UNAUDITED)

The following presents quarterly financial data for the years ended December 31, 2013 and 2012. The net income for the fourth quarter of 2013 reflects the bargain purchase gain and the third quarter of 2012 includes the reversal of the Company’s valuation allowance on its deferred tax assets.

	Interest Income	Net Interest Income	Net Income	Net Income Available to Common Shareholders	Earnings Per Share
					Basic	Diluted
2013
First quarter	$6,821	$6,054	$656	$(297)	$(0.04)	$(0.04)
Second quarter	7,944	7,141	701	582	0.07	0.07
Third quarter	9,021	8,128	353	237	0.03	0.03
Fourth quarter	18,844	17,360	11,717	11,317	1.17	1.12

2012
First quarter	$6,326	$5,081	$745	$(108)	$(0.02)	$(0.02)
Second quarter	7,567	6,654	2,264	2,124	0.47	0.47
Third quarter	6,333	5,541	6,217	6,217	1.38	1.38
Fourth quarter	6,726	5,961	1,848	1,848	0.41	0.41

National Bancshares, Inc. &

Subsidiary

Consolidated Financial Statements

October 14, 2013 and December 31, 2012

National Bancshares, Inc. & Subsidiary

INDEPENDENT AUDITOR’S REPORT

Board of Directors

National Bancshares, Inc.

  and Subsidiary

Bettendorf, Iowa

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of National Bancshares, Inc. and Subsidiary, which comprise the consolidated balance sheet as of October 14, 2013, and the related consolidated statement of income, comprehensive income, stockholders’ equity, and cash flows for the period January 1, 2013 to October 14, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bancshares, Inc. and Subsidiary as of October 14, 2013, and the results of their operations and their cash flows for the period January 1, 2013 to October 14, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Dallas, Texas

August 6, 2014

Independent Auditor’s Report

To the Board of Directors

National Bancshares, Inc. & Subsidiary

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of National Bancshares, Inc. & Subsidiary (the “Company”) as of December 31, 2012 and the related consolidated statement of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Bancshares, Inc. & Subsidiary as of December 31, 2012 and the consolidated results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC

Chicago, Illinois

March 29, 2013

National Bancshares, Inc. & Subsidiary

Consolidated Balance Sheets

(Dollar amounts in thousands)

	October 14, 2013	December 31, 2012
Assets
Cash and due from banks	$16,721	$22,929
Interest—bearing deposits in banks	70,206	53,588

Total cash and cash equivalents	86,927	76,517
Investment securities—Available for sale (Note 2)	159,706	179,680
Investment securities—Held to maturity (Note 2)	750	750
Loans held for sale	5,006	30,468
Loans—Net of allowance for loan losses of $9,673 and $10,093 in 2013 and 2012, respectively (Note 3)	577,705	561,330
Premises and equipment—Net (Note 4)	22,232	23,143
Intangible assets (Note 5)	2,277	3,030
Other investment securities—At cost (Note 2)	4,507	4,745
Cash surrender value of bank—owned life insurance	28,435	30,733
Other real estate owned (Note 6)	11,441	14,064
Deferred income taxes (Note 13)	18,375	17,948
Other assets	22,385	8,164

Total assets	$939,746	$950,572

Liabilities and Stockholders’ Equity
Liabilities
Deposits (Note 7):
Noninterest—bearing	$131,342	$139,662
Interest—bearing	656,748	660,256

Total deposits	788,090	799,918
Short-term borrowings (Note 8)	19,927	19,974
Federal Home Loan Bank advances (Note 9)	5,000	5,000
Note payable (Note 10)	11,858	13,039
Senior convertible notes (Note 11)	3,640	3,640
Junior subordinated debentures (Note 12)	32,990	32,990
Accrued and other liabilities	11,761	8,866

Total liabilities	873,266	883,427
Stockholders’ Equity (Note 16)
Preferred stock—Class A convertible preferred stock; 30,000,000 shares of no par authorized; 11,540,640 shares issued; 11,404,890 shares outstanding at October 14, 2013 and December 31, 2012 (Note 14)	11,541	11,541
Preferred stock—Class B preferred stock; 20,000,000 shares of $0.01 par value authorized; 25,897 shares issued and outstanding at October 14, 2013 and December 31, 2012 (Note 14)
Senior preferred stock—Series T-1; 24,664 shares issued and outstanding at October 14, 2013 and December 31, 2012, $1,000 liquidation value (Note 15)	24,592	24,397
Senior preferred stock—Series T-2; 1,233 shares issued and outstanding at October 14, 2013 and December 31, 2012, respectively, $1,000 liquidation value (Note 15)	1,233	1,233
Common stock—150,000,000 shares of no par authorized at October 14, 2013 and December 31, 2012; 41,933,852 shares issued; 39,949,688 shares outstanding at October 14, 2013 and December 31, 2012	43,748	43,748
Additional paid-in capital	34,647	34,647
Accumulated deficit	(46,514)	(47,613)
Accumulated other comprehensive income	184	2,108
Treasury stock—At cost, 135,750 of preferred stock at October 14, 2013 and December 31, 2012; 1,984,164 shares of common stock at October 14, 2013 and December 31, 2012	(2,951)	(2,916)

Total stockholders’ equity	66,480	67,145

Total liabilities and stockholders’ equity	$939,746	$950,572

See Notes to Consolidated Financial Statements.

National Bancshares, Inc. & Subsidiary

Consolidated Statements of Income

(Dollar amounts in thousands)

	Period Ended October 14, 2013	Year Ended December 31, 2012
Interest Income
Loans—Including fees	$23,277	$32,490
Investment securities	2,582	4,270
Federal funds sold	87	226
Other investment securities	168	234
Other	23	33

Total interest income	26,137	37,253
Interest Expense
Deposits	3,294	6,260
Short-term borrowings	11	182
Other borrowings and senior convertible notes	618	848
Federal Home Loan Bank advances	94	126
Junior subordinated debentures	727	965

Total interest expense	4,744	8,381

Net Interest Income	21,393	28,872
Provision for Loan Losses (Note 3)	1,000	2,225

Net Interest Income After Provision for Loan Losses	20,393	26,647
Noninterest Income
Service charges—Deposits	2,397	3,027
Net gain on sale of loans	3,215	4,641
Net gain on sale of investment securities (Note 2)	658	97
Increase in cash surrender value of bank—owned life insurance	659	945
Net loss on sale of other real estate owned (Note 6)	(116)	(55)
Write down on other real estate owned (Note 6)	(884)	(1,782)
Other	3,015	3,625

Total noninterest income	8,944	10,498
Noninterest Expense
Salaries and employee benefits	12,710	16,408
Premises and equipment	2,805	3,768
Data processing	1,460	1,793
Loan operations	1,407	2,319
Business development expense	465	511
Insurance and assessments	1,466	2,506
Amortization expense	753	987
Legal and professional fees	1,579	1,012
Other	2,556	3,246

Total noninterest expense	25,201	32,550

Income—Before income taxes	4,136	4,595
Income Tax (Expense) Benefit (Note 13)	(1,446)	3,012

Net Income	$2,690	$7,607

Preferred stock dividends	(1,396)	(1,444)
Accretion of discount on preferred stock	(195)	(247)

Net Income Available to Common Stockholders	$1,099	$5,916

See Notes to Consolidated Financial Statements.

National Bancshares, Inc. & Subsidiary

Consolidated Statements of Comprehensive Income

(Dollar amounts in thousands)

	Period Ended October 14, 2013	Year Ended December 31, 2012
Net Income	$2,690	$7,607
Other Comprehensive Income (Loss)
Available for sale securities:
Unrealized holding gains (losses)	(2,496)	1,869
Reclassification adjustment for gains recognized in income	(658)	(97)

Total available for sale securities	(3,154)	1,772
Tax (expense) benefit	1,230	(759)

Other Comprehensive Income (Loss)	(1,924)	1,013

Comprehensive Income	$766	$8,620

See Notes to Consolidated Financial Statements.

National Bancshares, Inc. & Subsidiary

Consolidated Statements of Stockholders’ Equity

(Dollar amounts in thousands)

	Preferred Stock Class A	Senior Preferred Stock Series T-1	Senior Preferred Stock Series T-2	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance—January 1, 2012	$11,541	$24,150	$1,233	$43,748	$34,647	$(53,529)	$1,095	$(2,916)	$59,969
Net income		—	—	—	—	7,607	—	—	7,607
Unrealized gain on investment securities	—	—	—	—	—	—	1,013	—	1,013
Accretion of the senior preferred stock series T-1	—	247	—	—	—	(247)	—	—	—
Dividends declared 5% (per annum) on the senior preferred stock, series T-1	—	—	—	—	—	(1,320)	—	—	(1,320)
Dividends declared 9% (per annum) on the senior preferred stock, series T-2	—	—	—	—	—	(124)	—	—	(124)

Balance—December 31, 2012	11,541	24,397	1,233	43,748	34,647	(47,613)	2,108	(2,916)	67,145
Net income	—	—	—	—	—	2,690	—	—	2,690
Unrealized (loss) on investment securities	—	—	—	—	—	—	(1,924)	—	(1,924)
Accretion of the senior preferred stock series T-1	—	195	—	—	—	(195)	—	—	—
Dividends declared and accrued 5% (per annum) on the senior preferred stock, series T-1	—	—	—	—	—	(1,289)	—	—	(1,289)
Dividends declared and accrued 9% (per annum) on the senior preferred stock, series T-2	—	—	—	—	—	(107)	—	—	(107)
Acquisition of common and preferred shares by subsidiary in partial satisfaction of loan to customer	—	—	—	—	—	—	—	(35)	(35)

Balance—October 14, 2013	$11,541	$24,592	$1,233	$43,748	$34,647	$(46,514)	$184	$(2,951)	$66,480

See Notes to Consolidated Financial Statements.

National Bancshares, Inc. & Subsidiary

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Period Ended October 14, 2013	Year Ended December 31, 2012
Cash Flows from Operating Activities
Net income	$2,690	$7,607
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	1,071	1,559
Provision for loan losses	1,000	2,225
Deferred income taxes	803	(3,100)
Amortization of intangible assets	753	987
Amortization on securities—Net	607	954
Gain on sale of investment securities—Net	(658)	(97)
Net loss on other real estate owned	116	55
Write-downs on other real estate owned	884	1,782
(Gain) loss on sale of fixed assets and other assets	(17)	5
Increase in cash surrender value of bank-owned life insurance	(659)	(945)
Loans originated for sale	(160,229)	(237,603)
Proceeds on sales of loans	188,906	216,094
Gains on sale of loans	(3,215)	(4,641)
Net change in:
Other assets	1,080	1,497
Accrued and other liabilities	1,499	213

Net cash provided by (used in) provided by operating activities	34,631	(13,408)
Cash Flows from Investing Activities
Activity in investment securities portfolio:
Purchases	(32,486)	(82,398)
Paydowns and maturities	13,652	116,643
Proceeds from sales of investment securities—Available for sale	20,034	25,483
Net change in loans	(18,487)	8,583
Purchases of property and equipment	(165)	(419)
Proceeds from the sale of property, equipment and other assets	357	19
Proceeds from sales of other real estate owned	2,744	7,190
Capitalized costs on other real estate owned	(9)	(139)
Redemption of other investment securities	238	1,181
Proceeds from termination of bank-owned life insurance	2,957	—

Net cash provided by (used in) investing activities	(11,165)	76,143
Cash Flows from Financing Activities
Net decrease in deposits	(11,828)	(114,142)
Net decrease in short-term borrowings	(47)	(14)
Repayment of note payable	(1,181)	—
Proceeds of senior convertible notes	—	750

Net cash used in financing activities	(13,056)	(113,406)

Net Increase (Decrease) in Cash and Cash Equivalents	10,410	(50,671)
Cash and Cash Equivalents—Beginning of year	76,517	127,188

Cash and Cash Equivalents—End of period	$86,927	$76,517

Supplemental Cash Flow Information
Cash paid for:
Interest	$4,074	$7,924
Income tax payments (refund)—Net	510	(46)

Supplemental Schedule of Noncash Activities
Loans transferred to other real estate	$1,112	$10,620
Trade date receivables (included in other assets)	15,671	—
Accrual of dividends on Class B preferred stock	1,396	1,444
Accretion of discount on preferred stock	195	247

See Notes to Consolidated Financial Statements.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 1—Nature of Business and Significant Accounting Policies

Nature of Business—National Bancshares, Inc. (the “Company”) is a bank holding company engaged in commercial banking and bank-related services to individual and corporate customers through its wholly owned subsidiary, THE National Bank. During 2014, THE National Bank was renamed Triumph Community Bank, N.A. Throughout this report, THE National Bank and Triumph Community Bank, N.A. are referred to as “the Bank.” The Bank provides financial services to individuals and businesses primarily in Carroll, Cook, Rock Island, Jo Daviess, Mason, Fulton, Henry, Kane, Kendall, and Whiteside Counties in Illinois, Scott County in Iowa, and Waukesha County in Wisconsin. The Bank’s primary lending products are consumer, residential, mortgage, and commercial loans. Its primary deposit products are checking, savings, and term certificate accounts.

The Company also owns all of the outstanding common stock of National Bancshares Capital Trusts II and III which were capitalized for the purpose of issuing company-obligated capital securities.

Use of Estimates—In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of other real estate owned, fair value of securities and the determination of other-than-temporary impairment, valuation of deferred taxes, and the fair value of financial instruments.

Basis of Presentation and Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, except National Bancshares Capital Trusts II and III, which under current accounting rules do not meet the criteria for consolidation. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents—For the purpose of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold which mature within 90 days.

The Bank was required to keep $500 on deposit with another financial institution at October 14, 2013 and December 31, 2012 as collateral for letters of credit issued to the Bank’s customers.

As part of the borrowing agreement with another financial institution, the Company was required to keep $1,000 on deposit at December 31, 2012. These funds were released in 2013. (see Note 10).

Investment Securities—Investment securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Investment securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and are recorded at estimated fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the investment securities. Declines in the estimated fair value of held to maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the estimated fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in estimated fair value. Gains and losses on the sale of investment securities are recorded on the trade date and are determined using the specific identification method.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 1—Nature of Business and Significant Accounting Policies (Continued)

Loans Held for Sale—Loans held for sale represents mortgage loans intended to be sold in the secondary market. Loans held for sale are carried at fair value in the aggregate. At October 14, 2013 and December 31, 2012, the fair value adjustment to loans amounted to $257 and $803, respectively, and is included in net gain on sale of loans in the consolidated statement of income. Fair value is determined on an aggregate basis based on commitments from investors to purchase such loans and upon prevailing market rates.

Mortgage loans held for sale are generally sold with servicing rights released.

Loans—The Company grants mortgage, commercial, agriculture and consumer loans to customers. A portion of the loan portfolio is represented by mortgage loans throughout Illinois, Iowa, and Wisconsin. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or charged against the allowance for loan losses as appropriate. The interest on these loans is accounted for on the cash basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses—The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (“TDRs”) and classified as impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 1—Nature of Business and Significant Accounting Policies (Continued)

include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All loans are subject to being individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

The following portfolio segments have been identified:

•

Commercial and industrial—Commercial loans are loans for commercial, corporate and business purposes. The Company’s commercial business loan portfolio is comprised of loans for a variety of purposes and generally is secured by accounts receivable, inventory, equipment and other business assets.

•

Commercial real estate owner-occupied—Owner occupied commercial real estate loans are primarily secured by commercial office or industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. Although terms vary, commercial real estate owner-occupied loans generally are amortizing loans with terms while the payment amortization schedules for these terms are normally over longer periods.

•

Commercial real estate non-owner occupied—Investment real estate loans are primarily secured by non-owner occupied apartment or multifamily residential buildings, office and industrial buildings, warehouses, small retail shopping centers and various special purpose properties. These loans have similar terms and amortization periods as owner occupied commercial real estate loans. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 1—Nature of Business and Significant Accounting Policies (Continued)

•

Construction and development—This category of loans consists of loans to finance the ground up construction, improvement and/or carrying for sale after the completion of construction of owner occupied and non-owner occupied residential and commercial properties, and loans secured by raw or improved land. The repayment of construction loans is generally dependent upon the successful completion of the improvements by the builder for the end user, or sale of the property to a third party. Repayment of land secured loans are dependent upon the successful development and sale of the property, the sale of the land as is, or the outside cash flow of the owners to support the retirement of the debt.

•

Residential real estate—This category of loans includes both first and junior liens on residential real estate. Home equity revolving lines of credit and home equity term loans are included in this group of loans.

•	Agriculture related—These loans are primarily farmland and operating lines subject to annual farming revenues including productivity and yield of the farm products and market pricing at time of sale.

•

Consumer—These loans are typically secured by deposit accounts and in some instances are unsecured. At the time of origination the Company evaluates the borrower’s repayment ability and the adequacy of collateral.

Restructuring of loans is undertaken to improve the likelihood that the loan will be repaid in full under the modified terms in accordance with a reasonable repayment schedule. All modified loans are evaluated to determine whether the loans should be reported as a Troubled Debt Restructure (TDR). A loan is a TDR when the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower by modifying or renewing a loan that the Company would not otherwise consider. To make this determination, the Company must determine whether (a) the borrower is experiencing financial difficulties and (b) the Company granted the borrower a concession. This determination requires consideration of all of the facts and circumstances surrounding the modification.

Banking Premises and Equipment—Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation, computed on the straight-line method over the estimated useful lives of the assets.

Bank-owned Life Insurance—The Bank has purchased life insurance policies on certain key officers. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Intangible Assets—Identifiable intangible assets with definite useful lives are being amortized on a straight-line basis over periods ranging from 7 to 10 years from the date of acquisition.

Other Investment Securities—Other investment securities represent Federal Home Loan Bank and Federal Reserve Bank common stock. The stock is carried at cost.

Other Real Estate Owned—Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in loan operations expense. Changes in the valuation allowance are included in write downs on other real estate owned.

Employee Benefit Plan—The Company has a defined contribution plan covering substantially all of its employees. Employees are allowed to make voluntary contributions of up to $17 ($23 for participants over

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 1—Nature of Business and Significant Accounting Policies (Continued)

50 years of age) of their annual compensation subject to certain limits based on federal tax laws. The Company will provide a matching contribution of 100 percent of the first 4 percent of compensation contributed by employees. Employer matching contributions vest immediately. For the period ended October 14, 2013 and year ended December 31, 2012, expense attributable to the plan amounted to approximately $332 and $406, respectively.

Income Taxes—Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax basis of assets and liabilities and gives current recognition to changes in tax rates and laws.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Comprehensive Income—Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Off-balance-sheet Instruments—In the ordinary course of business, the Company has entered into commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Transfers of Financial Assets—Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Subsequent Events—The consolidated financial statements and related disclosures include evaluation of events up through and including August 6, 2014, which is the date the consolidated financial statements were available to be issued.

Reclassification—Certain amounts appearing in the prior year’s consolidated financial statements have been reclassified to conform to the current year’s consolidated financial statements.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 2—Investment Securities

The amortized cost and estimated fair value of investment securities, with gross unrealized gains and losses, are as follows:

	October 14, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale securities:
U.S. government and federal agency	$103,127	$459	$(768)	$102,818
Mortgage and asset-backed	23,505	882	(7)	24,380
State and municipal	9,458	558	—	10,016
Corporate bonds	18,805	104	(117)	18,792
Trust preferred	4,509	—	(809)	3,700

Total available for sale securities	$159,404	$2,003	$(1,701)	$159,706

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value
Held to maturity securities:
State of Israel bonds	$750	$—	$(6)	$744

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale securities:
U.S. government and federal agency	$98,965	$1,458	$—	$100,423
Mortgage and asset-backed	29,086	948	(149)	29,885
State and municipal	10,641	978	(3)	11,616
Corporate bonds	33,031	925	—	33,956
Trust preferred	4,501	—	(701)	3,800

Total available for sale securities	$176,224	$4,309	$(853)	$179,680

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value
Held to maturity securities:
State of Israel bonds	$750	$—	$(1)	$749

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 2—Investment Securities (Continued)

The amortized cost and estimated fair value of investment securities by contractual maturity at October 14, 2013 are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in 1 year or less	$24,640	$24,720	$150	$150
Due in 1 through 5 years	88,390	88,788	600	594
Due after 5 years through 10 years	17,184	16,866	—	—
Due after 10 years	5,685	4,952	—	—

Total	135,899	135,326	750	744
Mortgage and asset-backed	23,505	24,380	—	—

Total	$159,404	$159,706	$750	$744

For the period ended October 14, 2013 and year ended December 31, 2012, proceeds from sales of securities available for sale amounted to $20,034 and $25,483, respectively; and gross realized gains amounted to $658 and $97, respectively. Included in other assets at October 14, 2013 was $15,671 of trade date receivables associated with sales of available for sales securities that did not settle until after October 14, 2013. There were no gross realized losses in the same periods.

Certain investment securities were pledged to secure securities sold under agreements to repurchase, Federal Home Loan Bank advances, and for other purposes required or permitted by law. The carrying value of these pledged investment securities as of October 14, 2013 and December 31, 2012 was approximately $117,277 and $101,564, respectively.

Information pertaining to investment securities with gross unrealized losses at October 14, 2013 and December 31, 2012, aggregated by investment category and length of time that individual investment securities have been in a continuous loss position, follows:

	October 14, 2013
	Less Than 12 Months		Over 12 Months
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Available for sale securities:
U.S. government and federal agency	$(768)	$29,817	$—	$—
Mortgage and asset-backed	—	—	(7)	4,398
State and municipal	—	—	—	—
Corporate bonds	(117)	11,525	—	—
Trust preferred	—	—	(809)	3,700

Total available for sale securities	$(885)	$41,342	$(816)	$8,098

Held to maturity securities—
State of Israel bonds	$(6)	$376	$—	$—

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 2—Investment Securities (Continued)

	December 31, 2012
	Less Than 12 Months		Over 12 Months
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Available for sale securities:
Mortgage and asset-backed	$—	$—	$(149)	$9,321
State and municipal	(3)	171	—	—
Trust preferred	—	—	(701)	3,800

Total available for sale securities	$(3)	$171	$(850)	$13,121

Held to maturity securities—
State of Israel bonds	$(1)	$224	$—	$—

Unrealized losses on investment securities have not been recognized into income because the issuers’ bonds are of high credit quality, the Company has the intent and ability to hold the investment securities for the foreseeable future, and the decline in estimated fair value is primarily due to increased market interest rates and/or decreased market liquidity for the issuance. The estimated fair value is expected to recover as the bonds approach the maturity date.

Other investment securities, totaling $4,507 and $4,745 at October 14, 2013 and December 31, 2012, respectively, consist of restricted Federal Home Loan Bank of Des Moines stock and Federal Reserve Bank stock. These stocks are carried at cost.

Note 3—Loans

A summary of the balances of loans follows:

	October 14, 2013	December 31, 2012
Commercial and industrial	$173,208	$142,887
Commercial real estate	241,296	253,527
Construction and development	29,805	30,194
Residential real estate	92,667	84,676
Agriculture related	35,477	42,926
Consumer	14,580	16,989

Total loans	587,033	571,199
Less allowances for loan losses	9,673	10,093
Net deferred loan costs	(345)	(224)

Net loans	$577,705	$561,330

Allowance for loan losses as a percent of loans	1.65%	1.77%

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates with outstanding balances of $17,112 at October 14, 2013 and $14,762 at December 31, 2012.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 3—Loans (Continued)

The following tables detail the activity in the allowance for loan losses by portfolio segment for the period ended October 14, 2013 and year ended December 31, 2012:

	Period Ended October 14, 2013
	Commercial and Industrial	Commercial Real Estate	Construction and Development	Residential Real Estate	Agriculture Related	Consumer	Total
Beginning balance	$1,204	$4,208	$3,118	$1,112	$66	$385	$10,093
Charge-offs	(205)	(880)	(125)	(278)	—	(486)	(1,974)
Recoveries	192	12	93	12	—	245	554
Provision	187	390	(100)	255	—	268	1,000

Ending balance	$1,378	$3,730	$2,986	$1,101	$66	$412	$9,673

Ending allowance balance attributable to loans:
Individually evaluated for impairment	$215	$380	$—	$56	$—	$—	$651
Collectively evaluated for impairment	1,163	3,350	2,986	1,045	66	412	9,022

Ending allowance balance	$1,378	$3,730	$2,986	$1,101	$66	$412	$9,673

Loans:
Individually evaluated for impairment	$343	$7,986	$297	$2,027	$—	$—	$10,653
Collectively evaluated for impairment	172,865	233,310	29,508	90,640	35,477	14,580	576,380

Ending loans	$173,208	$241,296	$29,805	$92,667	$35,477	$14,580	$587,033

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 3—Loans (Continued)

	Year Ended December 31, 2012
	Commercial and Industrial	Commercial Real Estate	Construction and Development	Residential Real Estate	Agriculture Related	Consumer	Total
Beginning balance	$1,897	$4,904	$3,192	$1,601	$—	$503	$12,097
Charge-offs	(1,812)	(534)	(1,957)	(491)	—	(761)	(5,555)
Recoveries	142	50	543	143	—	448	1,326
Provision	977	(212)	1,340	(141)	66	195	2,225

Ending balance	$1,204	$4,208	$3,118	$1,112	$66	$385	$10,093

Ending allowance balance attributable to loans:
Individually evaluated for impairment	$21	$1,716	$116	$69	$—	$—	$1,922
Collectively evaluated for impairment	1,183	2,492	3,002	1,043	66	385	8,171

Ending allowance balance	$1,204	$4,208	$3,118	$1,112	$66	$385	$10,093

Loans:
Individually evaluated for impairment	$1,096	$14,234	$2,523	$2,615	$—	$—	$20,468
Collectively evaluated for impairment	141,791	239,293	27,671	82,061	42,926	16,989	550,731

Ending loans	$142,887	$253,527	$30,194	$84,676	$42,926	$16,989	$571,199

Credit Risk Grading

The following table represents risk grades and classified loans by class of loans as of October 14, 2013 and December 31, 2012:

	October 14, 2013
	Pass	Watch	Substandard— Accrual	Substandard— Nonaccrual	Total
Commercial and industrial	$170,158	$—	$2,755	$295	$173,208
Commercial real estate:
Owner-occupied	90,812	936	4,670	506	96,924
Nonowner-occupied	131,312	183	10,822	2,055	144,372
Construction and development	25,844	3,664	—	297	29,805
Residential real estate	89,456	176	1,830	1,205	92,667
Agriculture related	35,477	—	—	—	35,477
Consumer	14,580	—	—	—	14,580

Total	$557,639	$4,959	$20,077	$4,358	$587,033

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 3—Loans (Continued)

	December 31, 2012
	Pass	Watch	Substandard— Accrual	Substandard— Nonaccrual	Total
Commercial and industrial	$140,235	$219	$2,138	$295	$142,887
Commercial real estate:
Owner-occupied	81,716	1,822	3,181	564	87,283
Nonowner-occupied	149,477	341	7,621	8,805	166,244
Construction and development	23,156	4,393	1,071	1,574	30,194
Residential real estate	79,807	1,081	2,042	1,746	84,676
Agriculture related	42,926	—	—	—	42,926
Consumer	16,989	—	—	—	16,989

Total	$534,306	$7,856	$16,053	$12,984	$571,199

The Company categorizes each loan, excluding consumer loans, into credit risk categories based on current financial information, overall debt service coverage, comparison against industry averages, collateral coverage, historical payment experience, and current trends as follows:

Pass—Loans classified as pass credits have low to acceptable risks. Liquidity, asset quality, and debt service coverage are as a whole satisfactory and performance is generally as agreed.

Watch—Loans classified as watch have a potential weakness or weaknesses that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution may sustain some loss if the deficiencies are not corrected. Substandard loans are classified as accrual or nonaccrual based on the individual payment history and expected future performance of the borrowers.

Doubtful—Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. There were no loans classified as doubtful at October 14, 2014 and December 31, 2012.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 3—Loans (Continued)

Age Analysis of Past Due Loans

An aging analysis of the loan portfolio as of October 14, 2013 and December 31, 2012 are as follows:

	October 14, 2013
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial and industrial	$223	$—	$295	$518	$172,690	$173,208	$—
Commercial real estate:
Owner-occupied	76	—	506	582	96,342	96,924	—
Nonowner-occupied	1,764	—	2,131	3,895	140,477	144,372	76
Construction and development	215	—	297	512	29,293	29,805	—
Residential real estate	963	804	1,206	2,973	89,694	92,667	1
Agriculture related	—	—	—	—	35,477	35,477	—
Consumer	665	198	30	893	13,687	14,580	30

Total	$3,906	$1,002	$4,465	$9,373	$577,660	$587,033	$107

	December 31, 2012
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial and industrial	$510	$146	$295	$951	$141,936	$142,887	$—
Commercial real estate:
Owner-occupied	112	—	564	676	86,607	87,283	—
Nonowner-occupied	—	—	10,568	10,568	155,676	166,244	1,763
Construction and development	396	68	1,884	2,348	27,846	30,194	310
Residential real estate	790	1,007	1,759	3,556	81,120	84,676	13
Agriculture related	—	—	—	—	42,926	42,926	—
Consumer	689	185	3	877	16,112	16,989	3

Total	$2,497	$1,406	$15,073	$18,976	$552,223	$571,199	$2,089

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 3—Loans (Continued)

Impaired Loans

Impaired loans as of October 14, 2013 and December 31, 2012 are set forth in the following tables:

	As of and For the Period Ended October 14, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment for the Period	Interest Income Recognized for the Period
With no related allowance recorded:
Commercial and industrial	$81	$88	$—	$274	$—
Commercial real estate:
Owner-occupied	506	506	—	687	—
Nonowner-occupied	859	3,598	—	3,496	—
Construction and development	297	2,707	—	946	—
Residential real estate	1,204	1,338	—	1,578	—

Subtotal	2,947	8,237	—	6,981	—

With an allowance recorded:
Commercial and industrial	$262	$269	$215	$792	$39
Commercial real estate—
Nonowner-occupied	6,621	6,700	380	8,352	135
Construction and development	—	—	—	—	—
Residential real estate	823	823	56	825	25

Subtotal	7,706	7,792	651	9,969	199

Total	$10,653	$16,029	$651	$16,950	$199

	As of and For the Year Ended December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment for the Year	Interest Income Recognized for the Year
With no related allowance recorded:
Commercial and industrial	$893	$893	$—	$617	$16
Commercial real estate:
Owner-occupied	564	727	—	720	—
Nonowner-occupied	3,428	6,905	—	3,878	2
Construction and development	1,417	5,138	—	1,411	—
Residential real estate	1,706	1,848	—	4,153	—

Subtotal	8,008	15,511	—	10,779	18

With an allowance recorded:
Commercial and industrial	$203	$203	$21	$638	$5
Commercial real estate—
Nonowner-occupied	10,242	10,242	1,716	10,087	184
Construction and development	1,106	4,158	116	896	—
Residential real estate	909	909	69	1,874	32

Subtotal	12,460	15,512	1,922	13,495	221

Total	$20,468	$31,023	$1,922	$24,274	$239

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 3—Loans (Continued)

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual Loans

Nonaccrual loans are as follows as of October 14 and December 31, respectively:

	2013	2012
Commercial and industrial	$295	$295
Commercial real estate:
Owner-occupied	506	564
Nonowner-occupied	2,055	8,805
Construction and development	297	1,574
Residential real estate	1,205	1,746

Total	$4,358	$12,984

Troubled Debt Restructurings

As of October 14, 2013 and December 31, 2012, the Company has a recorded investment in troubled debt restructurings of $6,296 and $7,484, respectively. The Company has allocated $181 and $246 of specific reserves for those loans at October 14, 2013 and December 31, 2012 and has not committed to lend additional amounts to borrowers whose loans are considered to be troubled debt restructuring.

A modification of a loan constitutes a troubled debt restructuring when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Company offers various types of concessions when modifying a loan; however, forgiveness of principal is rarely granted.

The following table presents information related to loans modified in a TDR during the year December 31, 2012. There were no loans modified in 2013.

	Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Construction and development	2	$889	$889
Residential real estate	3	2,687	2,687

Total	5	$3,576	$3,576

None of the troubled debt restructurings modified during the year ended December 31, 2012 subsequently defaulted within 12 months.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 4—Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows as of October 14 and December 31, respectively:

	2013	2012
Land	$6,531	$6,531
Buildings and building improvements	24,988	24,879
Furniture, fixtures, and equipment	7,910	7,912

Total	39,429	39,322
Accumulated depreciation	(17,197)	(16,179)

Net	$22,232	$23,143

Depreciation expense for the period ended October 14, 2013 and year ended December 31, 2012 amounted to $1,071 and $1,559, respectively.

During 2012, the Bank closed three retail branches. At October 14, 2013, the book value of these assets was $1,308, which approximated fair value and is included in premises and equipment. The three branches are classified as held for sale and are being actively marketed.

Pursuant to the terms of noncancelable lease agreements in effect at October 14, 2013 pertaining to banking premises and equipment, future minimum rent commitments under various operating leases are as follows:

Remainder of 2013	$121
2014	534
2015	517
2016	486
2017	429
2018	385
Thereafter	946

Total	$3,418

Total rent expense for the period ended October 14, 2013 and year ended December 31, 2012 amounted to $397 and $552, respectively.

Note 5—Intangible Assets

As of October 14, 2013 and December 31, 2012, the Company had $10,426 recorded as a core deposit intangible. Accumulated amortization was $8,149 and $7,396 as of October 14, 2013 and December 31, 2012, respectively.

Amortization expense for other intangible assets totaled $753 and $987 for the period ended October 14, 2013 and year ended December 31, 2012, respectively.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 5—Intangible Assets (Continued)

Estimated amortization expense for the periods ending subsequent to October 14 is expected to be as follows as of October 14:

Remainder of 2013	$179
2014	802
2015	766
2016	407
2017	63
2018	60

Total	$2,277

Note 6—Other Real Estate Owned

Other real estate owned is presented net of a valuation allowance. An analysis of the other real estate owned is as follows as of October 14 and December 31, respectively:

	2013	2012
Balance—Beginning of period	$14,064	$12,332
Transfers into other real estate owned from loans	1,112	10,620
Capitalized costs to complete properties	9	139
Proceeds on the sale of other real estate owned	(2,744)	(7,190)
Net loss on sale of other real estate owned	(116)	(55)
Write-downs on other real estate owned	(884)	(1,782)

Balance—At end of period	$11,441	$14,064

Expenses applicable to other real estate owned include the following for the period ended October 14 and year ended December 31, respectively:

	2013	2012
Net losses on other real estate owned	$116	$55
Write-downs on other real estate owned	884	1,782
Operating expenses	463	871

Total	$1,463	$2,708

Note 7—Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at October 14, 2013 and December 31, 2012 was $62,162 and $53,889, respectively.

At October 14, 2013, the scheduled maturities of time deposits are as follows:

12 months	$188,342
24 months	26,382
36 months	15,972
48 months	5,734
60 months	1,203

Total	$237,633

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 7—Deposits (Continued)

The Company has brokered deposits of $57,815, which mature in the next twelve months.

Deposits of principal stockholders, directors, and executive officers of the Company (related parties) totaled approximately $6,312 and $6,818 as of October 14, 2013 and December 31, 2012, respectively.

Note 8—Short-term Borrowings

Short-term borrowings are summarized as follows as of October 14 and December 31, respectively:

	2013	Weighted Interest Rate	2012	Weighted Interest Rate
Sweep repurchase agreements	$18,104	0.01%	$15,245	0.03%
Term repurchase agreements	1,823	0.30%	4,729	0.26%

Total	$19,927		$19,974

At October 14, 2013, $1,500 of term repurchase agreements mature within 12 months and $323 of term repurchase agreements mature in 2015.

The sweep and term repurchase agreements are secured by pledged investment securities (see Note 2).

The Company had no federal funds purchased at October 14, 2013 and December 31, 2012.

Note 9—Federal Home Loan Bank Advances

The Company had one FHLB advance outstanding at October 14, 2013 and December 31, 2012 in the amount of $5,000. The advance was refinanced during January 2012 to extend the maturity and lower the interest rate. The refinanced FHLB advance now matures on December 27, 2013. The advance has a stated interest rate of 0.78 percent. To refinance the advance, the Company paid a prepayment fee of $159. The amount is being amortized into interest expense through maturity. The effective interest rate on the refinanced advance is 2.37 percent.

The Company is required to pledge certain unencumbered mortgage loans as collateral against FHLB advances and letters of credit issued on its behalf from the FHLB of Des Moines. Advances are also collateralized by the shares of capital stock of the FHLB of Des Moines that are owned by the Company. As of October 14, 2013 and December 31, 2012, the Company has pledged loans totaling $139,164 and $133,878, respectively. The Company has $75,716 of borrowing capacity with the FHLB of Des Moines as of October 14, 2013.

As of October 14, 2013 and December 31, 2012, the Bank had letters of credit and commitments totaling $2,376 and $26,725, respectively, with the Federal Home Loan Bank, securing public deposits and other commitments. There were no letters of credit to the Federal Home Loan Bank that were funded as of October 14, 2013 and December 31, 2012. The letters of credit outstanding at October 14, 2013 ($2,000) mature at various dates to June 2014 and may be renewed as necessary to meet the pledging requirements of the Bank. One commitment of $376 extends to December of 2022. In the event that a letter of credit would be redeemed, the Company would either need to remit funds to the Federal Home Loan Bank or execute an advance, at which time the rate and term would be established. The letters of credit are secured by the FHLB stock and qualifying commercial and residential mortgage loans (discussed above).

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 10—Note Payable

At October 14, 2013 and December 31, 2012, the Company had an $11,858 and $13,039, respectively, note payable with a bank.

On April 3, 2012, the Company entered into a second amended and restated promissory note to extend this existing promissory note until March 31, 2013. Terms of the note require quarterly interest only payments on the then current outstanding principal balance of $13,039 at an interest rate based on the 30-day LIBOR plus 3.00 percent with a minimum rate of 5.00 percent. The principal balance was due in full at maturity on March 31, 2013. The amended note was subject to joint restrictive covenants measured on a quarterly basis. The covenants require (a) the Company to maintain “adequately capitalized” regulatory capital ratios, (b) the Bank maintain certain regulatory capital ratios, (c) the Bank maintain certain nonperforming asset ratios, and (d) quarterly earnings requirements. The amended note was secured by 100 percent of the stock of the Bank and $1,000 in restricted cash.

On March 29, 2013, the Company entered into a third amended and restated promissory note to extend the existing promissory note until June 30, 2014. Terms of the note require quarterly interest payments together with principal payments of $466 commencing in June of 2013. The interest rate is the 30-day LIBOR plus 3.50 percent with a minimum interest rate of 4.00 percent (4.00 percent at October 14, 2013). The principal balance is due in full at maturity on June 30, 2014. The existing financial covenants, as modified by this extension, will continue. The extension remains secured by 100 percent of the stock of the Bank and $1,000 in restricted cash subject to conditions for the potential release of the restricted cash based on the Company’s ongoing performance.

In 2013, the Company satisfied the performance requirements to release the $1,000 restricted cash. Concurrently with the release of the cash, the Company reduced the principal balance on the loan by $250. At October 14, 2013, the Company is in compliance with the covenants. (see Note 20).

Note 11—Senior Convertible Notes

Senior convertible notes are summarized as follows as of October 14 and December 31, respectively:

	2013	2012
2011 issue	$2,890	$2,890
2012 issue	750	750

Total	$3,640	$3,640

During 2011, the Company raised $2,890 from the proceeds of a 6 percent convertible senior notes offering. The notes matured on September 25, 2012, subject to the right, at the Company’s option, to extend the terms of the notes for two additional six-month terms, which the Company has exercised. The Company extended the notes to September 25, 2013 based on these extensions. The Company paid interest on the notes at a rate of 6 percent until September 25, 2012 (the original maturity date). The notes bear interest at the rate of prime plus 3 percent, subject to a minimum rate of 7 percent until September 25, 2013 (see Note 20). The notes were not renewed subsequent to September 25, 2013 as the notes were repaid on October 15, 2013 in conjunction with the acquisition of the Company by Triumph Bancorp, Inc. on October 15, 2013.

Holders of the notes may convert their notes at any time prior to the final maturity date into shares of the Company common stock at a conversion rate of $.50 per common share. The Company may redeem all or a

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 11—Senior Convertible Notes (Continued)

portion of the outstanding notes for cash at any time after issuance (subject to receipt of necessary regulatory approvals) at a redemption price equal to 100 percent of the principal amount plus accrued and unpaid interest. The notes are secured on a second-priority basis by a lien on all present and future shares of the Bank. The second priority lien is subject to the priority lien noted in Note 10.

During 2012, the Company raised $750 from the proceeds of 3 percent mandatorily convertible senior notes offering. The notes mature on September 25, 2014. The Company will pay interest on the notes at a rate of 3 percent with interest payable on September 25, 2013 and 2014 subject to the receipt of necessary regulatory approvals (see Note 20).

Holders of the notes are required to convert their notes and any unpaid interest to common stock upon maturity if the Company does not receive prior regulatory approval to repay the notes. The conversion rate is based on 90 percent of the per share value of the common stock of the Company as determined by an independent third-party appraiser. If the Company is party to a consolidation, merger, share exchange, sale of all or substantially all of its properties and assets or similar transaction, in each case pursuant to which shares of Company stock are converted into cash, securities, or other property, the holders will have the right to convert the notes and any unpaid interest into common stock at the conversion rate noted above. The notes are secured by a second priority basis pari passu with the notes issued in 2011 on all present or future shares of the Bank. The second priority lien is subject to the priority lien noted in Note 10.

Note 12—Junior Subordinated Debentures and Capital Securities

On October 14, 2013 and December 31, 2012, junior subordinated debentures were due to National Bancshares Capital Trusts II and III, 100 percent owned nonconsolidated subsidiaries of the Company. The debentures were issued in 2003 ($15,464 Capital Trust II) and 2006 ($17,526 Capital Trust III) in conjunction with the trusts’ issuances of Company obligated capital securities. The debentures bear the same interest rate and terms as the capital securities, detailed as follows.

In 2003 and 2006, newly established companies (National Bancshares Capital Trust II and National Bancshares Capital Trust III) issued $15,000 and $17,000, respectively, of capital securities which are guaranteed by the Company.

As of October 14, 2013, the Company owned all of the outstanding common stock of National Bancshares Capital Trusts II and III. The trusts used the proceeds from the issuances of their capital securities to buy floating rate junior subordinated deferrable interest debentures issued by the Company. These debentures are the trusts’ only assets and the interest payments from the debentures finance the distributions paid on the capital securities. These debentures are unsecured, rank junior, and are subordinate in the right of payment to all senior debt of the Company.

The debentures are included on the consolidated balance sheet as liabilities; however, for regulatory purposes, the related capital securities are eligible for inclusion in regulatory capital, subject to certain limitations. Approximately $21,305 and $20,669 was allowed in the calculation of Tier I capital as of September 30, 2013 (most recent regulatory report filing date) and December 31, 2012, respectively.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 12—Junior Subordinated Debentures and Capital Securities (Continued)

The capital securities of National Bancshares Capital Trusts II and III are summarized as follows as of October 14 and December 31, respectively:

	2013	2012
National Bancshares Capital Trust II(A)	$15,000	$15,000
National Bancshares Capital Trust III(B)	17,000	17,000

(A)	The amount of interest for any period shall be computed at a variable per annum rate of interest, reset quarterly, equal to the three-month LIBOR, as determined on the LIBOR determination date immediately preceding each distribution payment date, plus 3.00 percent. As of October 14, 2013 and December 31, 2012, the rate was 3.25 percent and 3.39 percent, respectively. The debentures mature on September 15, 2033. Since September 15, 2008, the Company has the right to call the debentures.
(B)	The amount of interest was computed at a fixed per annum rate of interest through July 7, 2011, which then switched to be computed at a variable rate of interest, reset quarterly, equal to the three-month LIBOR, as determined on the LIBOR determination date immediately preceding each distribution payment date, plus 1.64 percent. As of October 14, 2013 and December 31, 2012, the rate was 1.88 percent and 1.98 percent, respectively. The debentures mature on July 7, 2036. Since July 7, 2011, the Company has the right to call the debentures.

The distribution rate payable on the capital securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events in default, to defer payments of interest on the debentures at any time by extending the interest payment period for a period not exceeding 20 consecutive quarters with respect to each deferral period, provided that no extension period may extend beyond the redemption or maturity date of the debentures. The Company informed the trustees that it would be deferring payments beginning in March 2011 as permitted under the provisions of the respective agreements. As of October 14, 2013, the Company has deferred quarterly payments totaling $1,513 (eleven quarters deferred) on Trust II and $1,504 (eleven quarters deferred) on Trust III. The Company will continue to defer quarterly payments until such time that cash flow will permit payments (see Note 20).

The capital securities are subject to mandatory redemption upon payment of the debentures. The maturity dates and early maturity dates are set forth in the preceding paragraphs. If the debentures are redeemed before they mature, the redemption price will be the principal amount plus any accrued but unpaid interest. The Company has the right to terminate National Bancshares Capital Trusts II and III and cause the debentures to be distributed to the holders of the capital securities in liquidation of such trusts. Each issue of capital securities carries an interest rate identical to that of the related debenture and the dividends paid on such are tax deductible.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 13—Income Taxes

The components of the net deferred tax assets are as follows as of October 14, 2013 and December 31, 2012, respectively:

	2013	2012
Deferred tax assets:
Allowance for loan losses	$3,638	$3,748
AMT credit carryforward	1,634	1,456
Nonaccrual loan interest	206	175
Other real estate owned valuation	1,679	1,513
Capital loss carryforward	418	526
Net operating loss carryforward—Federal	9,891	11,274
Net operating loss carryforward—States	2,892	2,884
Amortization of intangible assets	796	773
Other	623	742

Total deferred tax assets	21,777	23,091
Deferred tax liabilities:
Property and equipment	1,306	1,378
Net unrealized gain on securities available for sale	118	1,348
Other	387	463

Total deferred tax liabilities	1,811	3,189

Net deferred tax asset before valuation allowance	19,966	19,902
Deferred tax asset valuation allowance	1,591	1,954

Net deferred tax assets	$18,375	$17,948

As of October 14, 2013 and December 31, 2012, the Company has a $1,591 and $1,954 valuation reserve recorded against net deferred tax assets, respectively. Each reporting period, the Company evaluates positive and negative evidence to determine if it will more likely than not utilize the deferred tax asset before any assets expire. The Company evaluates positive and negative evidence including historical performance, asset quality trends, future projections of earnings, and the expiration date of specific deferred tax assets. During the period ended October 14, 2013 and the year ended December 31, 2012, the Company determined that based on the overall improvement of the financial condition of the Company, the current valuation allowance should be reduced by $363 and $4,250, respectively. The remaining valuation allowance was adequate based on the analysis of positive and negative evidence. The remaining valuation allowance at October 14, 2013 is related to capital loss carryforwards and a portion of state tax net operating loss carryforwards that the Company estimates it will not be able to use before those assets expire.

The Company has previously generated AMT credit carryforwards, capital loss carryforwards, and net operating loss carryforwards. AMT credit carryforwards do not expire; capital loss carryforwards can only be used to offset capital gains and may be carried back three years or carried forward five years to the extent there are capital gains in those years; net operating losses expire if unused within 20 years for federal purposes and varies by state as to the length of the carryforward period (12 to 20 years). The Company’s capital loss carryforwards begin to expire in 2013; federal net operating losses begin to expire in 2028; and certain state net operating losses begin to expire in 2021. In addition, the State of Illinois has currently limited the use of net operating loss carryforwards pending an improvement in the State’s fiscal condition.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 13—Income Taxes (Continued)

Allocation of income taxes between current and deferred portions is as follows for the period ended October 14, 2013 and year ended December 31, 2012:

	2013	2012
Current	$643	$88
Deferred	1,166	1,150
Change in deferred tax asset valuation allowance	(363)	(4,250)

Total income tax expense (benefit)	$1,446	$(3,012)

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows for the period ended October 14, 2013 and year ended December 31, 2012, respectively:

	2013	2012
Income before income taxes	$4,136	$4,595

Income tax expense at federal statutory rate of 34 percent	$1,406	$1,562
State income taxes, net of federal benefit	232	225
Increase in cash surrender value of bank-owned life insurance	(257)	(368)
Decreases resulting from nontaxable income	(166)	(247)
Expiration of capital loss carry forwards	108	—
Termination of life insurance policies	218	—
Nondeductible transaction costs	168	—
Decrease in deferred tax asset valuation allowance	(363)	(4,250)
Other	100	66

Total income tax expense (benefit)	$1,446	$(3,012)

Note 14—Preferred Stock

Class A preferred stock has no par and a stated value of $1 per share. Noncumulative quarterly dividends at the rate of 8 percent per annum are paid on the basis of a 360-day year. The holders of the preferred shares may convert their preferred shares into shares of common stock at a conversion rate of one share of preferred stock for 1.2 shares of common stock. Each share of preferred stock shall entitle the holder thereof to such a number of votes as shall equal the number of shares of common stock into which each share of preferred stock is convertible.

Class B preferred stock has $0.01 par value. At October 14, 2013 and December 31, 2012, 25,897 shares of Class B preferred stock had been issued.

In the event of a liquidation or dissolution of the Company, the preferred stock then outstanding takes precedence over the Company’s common stock for the payment of dividends and distribution of assets.

Note 15—United States Treasury Department’s Capital Purchase Plan

In February 2009, as part of the United States Treasury Department’s (the “UST”) Capital Purchase Plan (CPP), the Company entered into a Letter Agreement with the UST. Pursuant to the Security Purchase

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 15—United States Treasury Department’s Capital Purchase Plan (Continued)

Agreement Standard Terms (the “Securities Purchase Agreement”) attached to the Letter Agreement, the Company sold 24,664 shares of the Company’s Senior Preferred Stock, Series T-1 (the “Senior Preferred Stock”), having a liquidation preference of $1,000 per share, for a total price of $24,664. The Senior Preferred Stock qualify as Tier 1 capital and pay cumulative compounding dividends at a rate of 5 percent per year for the first five years and 9 percent per year thereafter. In 2011, the Company informed the UST it would begin deferring quarterly dividend payments beginning the first quarter of 2011 as permitted under the provisions of the respective agreements. The Company has accrued for dividends not paid totaling $3,920 and $2,688 as of October 14, 2013 and December 31, 2012 and has accrued dividends on these unpaid dividends of approximately $292 and $129. The Company will continue to defer payment of these dividends until such time that cash flow will permit payments (see Note 20).

As long as any Senior Preferred Stock is outstanding, the Company may not, without the approval by the UST, pay quarterly common stock dividends, nor redeem or repurchase its common stock, or pay dividends on its Class A Preferred Stock unless all accrued and unpaid dividends for all past dividend periods on the Senior Preferred Stock are fully paid. The Senior Preferred Stock will be nonvoting except for class voting rights on matters that would adversely affect the rights of the holders of the Senior Preferred Stock.

As a condition to participating in the CPP, the Company issued to the UST a warrant (the “Warrant”) to purchase 1,233 shares (the “Warrant Shares”) of the Company’s Senior Preferred Stock, Series T-2, with a liquidation preference of $1,000 per share, at no cost. The UST exercised the warrant immediately upon entering into the agreement. The Class T-2 Preferred Stock pays cumulative compounding dividends at a rate of 9 percent per year.

For accounting purposes, the proceeds of the $24,664 were allocated between the Senior Preferred Stock and the Warrant based on their relative fair values. The initial value assigned to the Warrant, which is classified as equity, was $1,233. The entire discount on the Senior Preferred Stock, created from the initial value assigned to the Warrant, will be accreted over a five-year period in a manner that produces a level preferred stock dividend yield, which is 6.18 percent. At the end of the fifth year, the carrying amount of the Senior Preferred Stock will equal its liquidation value.

On February 20, 2013, the Company’s $25,897 of senior preferred stock with a liquidation value of $1,000 per share originally issued to the UST as part of the CPP was sold by the UST as part of its efforts to manage and recover its investments under the Troubled Asset Relief Program (TARP). While the sale of these preferred shares to new owners did not result in any proceeds to the Company, did not change the Company’s capital position or accounting for these securities, it did eliminate certain restrictions put in place by the UST on TARP recipients.

Note 16—Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 16—Minimum Regulatory Capital Requirements (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital to average assets (as defined). Management believes, as of October 14, 2013 and year ended December 31, 2012, that the Company and the Bank met all capital adequacy requirements to which they are subject under the capital adequacy guidelines and the regulatory framework for prompt corrective action.

As of September 30, 2013, the most recent notification from the Bank’s primary regulator characterized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category.

The actual capital amounts and ratios as of September 30, 2013 (date of most recent regulatory reporting filing date) and December 31, 2012 are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2013
Total capital to risk-weighted assets:
National Bancshares, Inc.	$91,721	12.8%	$57,466	8.0%	N/A	N/A
Bank level	109,744	15.3%	57,310	8.0%	71,638	10.0%

Tier 1 capital to risk-weighted assets:
National Bancshares, Inc.	72,037	10.0%	28,733	4.0%	N/A	N/A
Bank level	100,780	14.1%	28,655	4.0%	42,983	6.0%

Tier 1 capital to average assets:
National Bancshares, Inc.	72,037	8.1%	35,510	4.0%	N/A	N/A
Bank level	100,780	11.5%	35,086	4.0%	43,857	5.0%

As of December 31, 2012
Total capital to risk-weighted assets:
National Bancshares, Inc.	$90,331	12.6%	$57,316	8.0%	N/A	N/A
Bank level	110,409	15.5%	57,126	8.0%	71,408	10.0%

Tier 1 capital to risk-weighted assets:
National Bancshares, Inc.	70,029	9.8%	28,658	4.0%	N/A	N/A
Bank level	101,468	14.2%	28,563	4.0%	42,845	6.0%

Tier 1 capital to average assets:
National Bancshares, Inc.	70,029	7.4%	37,831	4.0%	N/A	N/A
Bank level	101,468	10.7%	37,907	4.0%	47,383	5.0%

In June 2012, the United States federal banking agencies issued three notices of proposed rulemaking that would revise and replace current regulatory capital rules. Subsequently, the agencies determined that these proposed rules would not become effective on January 1, 2015. The Company and Bank are assessing what the impact of the final rules will have on either entities’ respective capital requirements.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 17—Off-balance-sheet Activities

Credit-related Financial Instruments—The Bank is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At October 14, 2013 and year ended December 31, 2012, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2013	2012
Commitments to grant loans	$32,753	$60,655
Unfunded commitments under lines of credit	105,183	82,021
Commercial and standby letters of credit	4,103	5,505

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit and revolving credit lines are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

Collateral Requirements—To reduce credit risk related to the use of credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Bank’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Bank is permitted to sell or repledge the collateral on short notice, the Company records the collateral in its consolidated balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies—Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 18—Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents—The carrying amounts of cash and cash equivalents approximate fair values.

Investment Securities—Fair values of investment securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar investment securities.

Loans Held for Sale—Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans—For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Other Investment Securities—The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the issuers.

Deposit Liabilities—The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings—The carrying amounts of borrowings under repurchase agreements and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Federal Home Loan Bank Advances—The fair values of the Company’s advances are estimated using discounted cash flow analyses based on current incremental borrowing rates.

Note Payable—The fair values of the Company’s note payable is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Senior Convertible Notes—The carrying amount of the convertible notes approximate fair value because their terms are estimated to be market terms for similar instruments.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 18—Fair Value of Financial Instruments (Continued)

Junior Subordinated Debentures—The fair values of the Company’s junior subordinated debentures are estimated using discounted cash flow analyses based on the estimated market borrowing rates for similar types of debenture arrangements.

Accrued Interest—The carrying amounts of accrued interest approximate fair value with the exception of accrued interest payable on borrowings that are in deferral at December 31, 2012. The accrued interest in deferral is estimated using discounted cash flow analyses based on the same estimated borrowing rates of the securities in deferral. As noted in Note 20, the Company will bring the deferred interest current subsequent to the acquisition. As a result, the carrying amount of accrued interest at October 14, 2013 represents fair value.

Other Financial Instruments—The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.

The estimated fair values and related carrying or notional amounts of the Company’s financial instruments are as follows as of October 14, 2013 and December 31, 2012 respectively:

	2013		2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$86,927	$86,927	$76,517	$76,517
Investment securities—Available for sale	159,706	159,706	179,680	179,680
Investment securities—Held to maturity	750	744	750	749
Loans held for sale	5,006	5,006	30,468	30,468
Loans—Net	577,705	563,352	561,330	569,872
Other investment securities	4,507	4,507	4,745	4,745
Accrued interest receivable	3,269	3,269	3,365	3,365
Financial liabilities:
Deposits	788,090	793,256	799,918	786,509
Short-term borrowings	19,927	19,927	19,974	19,972
Federal Home Loan Bank advances	5,000	5,003	5,000	5,096
Note payable	11,858	11,858	13,039	13,039
Senior convertible notes	3,640	3,640	3,640	3,590
Junior subordinated debentures	32,990	24,120	32,990	14,663
Accrued interest payable	3,579	3,579	2,910	2,450

Note 19—Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Company’s assets and liabilities measured at fair value on a recurring basis at October 14, 2013 and year ended December 31, 2012 and the valuation techniques used by the Company to determine those fair values.

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 19—Fair Value Measurements (Continued)

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Company’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2013 or 2012.

Assets Measured at Fair Value on a Recurring Basis at October 14, 2013

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at October 14, 2013
Investment securities available for sale:
U.S. government and federal agency	$—	$102,818	$—	$102,818
Mortgage and asset backed	—	24,380	—	24,380
State and municipal	—	10,016	—	10,016
Corporate bonds	—	18,792	—	18,792
Trust preferred	—	3,700	—	3,700

Total investment securities available for sale	—	159,706	—	159,706
Loans held for sale	—	5,006	—	5,006

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 19—Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at October 14, 2013
Investment securities available for sale:
U.S. government and federal agency	$—	$100,423	$—	$100,423
Mortgage and asset backed	—	29,885	—	29,885
State and municipal	—	11,616	—	11,616
Corporate bonds	—	33,956	—	33,956
Trust preferred	—	3,800	—	3,800

Total investment securities available for sale	—	179,680	—	179,680
Loans held for sale	—	30,468	—	30,468

The fair value of investment securities and loans held for sale at October 14, 2013 and December 31, 2012 were determined primarily based on Level 2 inputs.

The Company also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include impaired loans and other real estate owned. The Company has estimated the fair values of these assets based primarily on Level 3 inputs as described above. The Company generally estimates the value of the assets using a discounted cash flow methodology or expected realizable value of the collateral. The expected realizable value is estimated using an appraisal or other valuation source less the estimated costs to sell the property.

Assets Measured at Fair Value on a Nonrecurring Basis at October 14, 2013

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at October 14, 2013
Impaired loans
Commercial and Industrial	$—	$—	$47	$47
Commercial real estate—nonowner-occupied	—	—	6,241	6,241
Residential real estate	—	—	767	767

Other real estate owned
Commercial real estate—nonowner-occupied	—	—	812	812
Construction and development	—	—	9,929	9,929
Residential real estate	—	—	700	700

National Bancshares, Inc. & Subsidiary

Notes to Consolidated Financial Statements

October 14, 2013 and December 31, 2012

(Dollar amounts in thousands)

Note 19—Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis at December 31, 2012

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Impaired loans
Commercial and industrial	$—	$—	$35	$35
Commercial real estate—nonowner-occupied	—	—	2,924	2,924
Construction and development	—	—	990	990
Residential real estate	—	—	60	60

Other real estate owned
Commercial real estate—nonowner-occupied	—	—	1,293	1,293
Construction and development	—	—	11,328	11,328
Residential real estate	—	—	1,443	1,443

For the period ending October 14, 2013 and year ending December 31, 2012, the only Level 3 assets with material unobservable inputs are associated with impaired loans and other real estate owned as of October 14, 2013. The Company typically outsources valuation of loans and other real estate owned with material balances to third party appraisers. For this asset class, the actual valuation method (income, sales comparable, or cost) vary based on the status of the project. For example, land is generally based on the sales comparable method while construction is based on the income and/or sales comparable methods.

The unobservable inputs may vary significantly depending on the individual assets with no one of the three methods being the predominant approach. The Company reviews the third party appraiser for appropriateness and adjusts the value downward to consider selling costs, which typically ranges from 7-10% of the appraised value.

Note 20—Acquisition

Effective October 15, 2013, the Company was acquired by Triumph Bancorp, Inc., a Texas corporation (“TBI”) and its newly formed subsidiary The Acquisition Sub, Inc. pursuant to terms of the Agreement and Plan of Merger dated April 19, 2013 (the “Agreement”). The terms of the Agreement provided for the acquisition of 100% of the issued and outstanding shares of the Company’s Class A Convertible Preferred stock and common stock and thereby the Company’s 100% ownership of the Bank. Existing shareholders of the Company at closing received a combination of cash ($15,277) and TBI preferred stock (valued at $5,196) and TBI common stock (valued at $11,916). In addition, TBI assumed the Company’s Senior Preferred Stock, Series T-1 and T-2.

In addition to the consideration paid TBI (i) retired the outstanding balance of the Company’s $11,858 senior note payable (Note 10) and (ii) retired all $3,640 of the Company’s senior convertible notes (Note 11).

As of the date of acquisition, the Company had been in deferral on payments due for interest and dividends on its junior subordinated debentures (Note 12) and Senior Preferred Stock, Series T-1 and T-2 (Note 15). The total amounts due on these instruments for periods prior to the acquisition have been brought current by TBI on the first contractually available payment dates post-acquisition. In addition, TBI caused a $1,000 contribution of capital to the Bank post acquisition.

As of October 14, 2013, the Company has recognized $964 of costs associated with the transaction and accrued additional dividends of $259 on the Senior Preferred Stock, Series T-1 and T-2 from the date of the last quarterly deferral period of August 15, 2013 through October 14, 2013.

6,700,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

SANDLER O’NEILL + PARTNERS, L.P.	EVERCORE	WELLS FARGO SECURITIES

KEEFE, BRUYETTE & WOODS	NOMURA
A STIFEL COMPANY

Until                      (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses, other than underwriting discounts and commissions, of the sale of the Registrant’s common stock, $0.01 par value, are as follows:

SEC registration fee	$15,585
FINRA filing fee	$17,750
Listing fees and expenses	$25,000
Transfer agent and registrar fees and expenses	$5,000
Printing fees and expenses	$250,000
Legal fees and expenses	$1,600,000
Accounting expenses	$730,000
Miscellaneous expenses	$200,000
Total	$2,843,335

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The TBOC permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person’s conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. The TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its stockholders for conduct in performance of such director’s duties. Our charter provides that a director of the corporation will not be liable to the corporation or its stockholders for monetary damages for any act or omission by the director in the performance of his duties, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the corporation or its stockholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the stockholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the stockholders.

Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the stockholders; (iv) contract; or (v) common law. As consistent with Section 8.105, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.

Further, our charter and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We have also entered into, or will enter into prior to the completion of this offering, indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide, among other things, for indemnification to the fullest extent permitted by law and our charter and bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our charter and bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

Common Stock Offering

Beginning on December 13, 2012 and extending into 2013, we issued an aggregate of 3,667,065 shares of our common stock at the price of $11.58 per share, for net consideration of approximately $42.4 million. The net proceeds were used primarily to capitalize the Company to complete acquisitions. Subsequent to the closing of the offering, we issued an additional 91,406 shares of our common stock to six investors in privately negotiated transactions between April and July 2013 at prices between $11.58 and $11.93 per share.

In August 2014, we issued 444 shares of our common stock to two of our bank subsidiary directors at a price of $14.55 per share in order to permit such individuals to meet regulatory ownership requirements associated with their service on the board of Triumph Community Bank.

Exchange Offer to Holders of Class B Units

Beginning in January 2012, Triumph Commercial Finance raised approximately $7 million through the private placement of Class B Units. Concurrently with the December 13, 2012 offering, Triumph Savings Bank made an offer to the holders of those Class B Units to transfer and re-issue 8.6356 shares of our common stock for each outstanding Class B Unit and to make a cash payment equal to the accrued, but unpaid distributions at a rate of 8% per annum on such Class B Unit through January 30, 2013, in exchange for the Class B Units. We issued 506,209 shares of our common stock in connection with the offering.

Exchange Offer to Holders of Series A Preferred Stock

Beginning in January 2012, we raised approximately $5 million through the private placement of 50,000 units of Series A Preferred Stock. Concurrently with the December 13, 2012 offering, the Company made an offer to the holders of the Series A Preferred Stock to issue 8.6356 shares of our common stock for each outstanding share of Series A Preferred Stock and to make a cash payment equal to the accrued, but unpaid dividends at a rate of 8% per annum. We issued 38,860 shares of our common stock in connection with the offering.

Issuance of Warrant to TCC

On December 12, 2012, we issued a warrant to TCC for the purchase of 259,067 shares of our common stock. The TCC Warrant allows TCC to acquire common stock for $11.58 per share, subject to certain adjustments for the issuance of stock dividends on our common stock or any transaction resulting in a reclassification, exchange or similar effect on our common stock. The TCC warrant is exercisable for a period of ten years from the date of issuance. The TCC Warrant also provides TCC with certain registration rights with respect to the shares such that TCC can generally cause us to register the shares represented by the warrant if we propose to register any of our capital stock in a public offering. TCC has waived all of its registration rights under the TCC Warrant in connection with this offering.

Triumph Community Bank Acquisition

In October 2013, we issued an aggregate of 1,029,045 shares of our common stock and 51,956 shares of Series B Preferred Stock as stock consideration in connection with the completion of our acquisition of Triumph Community Bank.

The issuances of securities described above were made in reliance upon exemptions from federal securities registration under Section 4(2) or its successor 4(a)(2) of the Securities Act, including the safe harbors established in Regulation D, for transactions by an issuer not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Dallas, Texas, on this 27th day of October, 2014.

TRIUMPH BANCORP, INC.

By:	/s/ Aaron P. Graft
Aaron P. Graft President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/s/ Aaron P. Graft Aaron P. Graft	President and Chief Executive Officer (Principal Executive Officer)	October 27, 2014

By:	/s/ R. Bryce Fowler R. Bryce Fowler	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 27, 2014

By:	* Carlos M. Sepulveda, Jr.	Director and Chairman	October 27, 2014

By:	* Charles A. Anderson	Director	October 27, 2014

By:	* Richard Davis	Director	October 27, 2014

By:	* Robert Dobrient	Director	October 27, 2014

By:	* Douglas M. Kratz	Director	October 27, 2014

By:	* Maribess L. Miller	Director	October 27, 2014

By:	* Michael P. Rafferty	Director	October 27, 2014

	Signature	Title	Date

By:	* C. Todd Sparks	Director	October 27, 2014

By:	* Justin N. Trail	Director	October 27, 2014

*By:	/s/ Adam D. Nelson Attorney-in-Fact

EXHIBIT INDEX

NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement**

3.1	Form of Second Amended and Restated Certificate of Formation of Triumph Bancorp, Inc.*

3.2	Form of Second Amended and Restated Bylaws*

4.1	Specimen common stock certificate of Triumph Bancorp, Inc.*

5.1	Opinion of Adam D. Nelson

10.1†	Employment Agreement of Aaron P. Graft dated January 1, 2013*

10.2†	Employment Agreement of R. Bryce Fowler dated September 6, 2012*

10.3†	Employment Agreement of Ray Sperring dated July 1, 2012*

10.4†	Employment Agreement of Gail Lehmann dated August 16, 2012*

10.5†	Employment Agreement of Tricia Pittman dated September 20, 2012*

10.6†	Employment Agreement of Adam D. Nelson dated April 15, 2013*

10.7†	Triumph Bancorp, Inc. Amended and Restated Restricted Stock Plan dated January 1, 2014*

10.8†	Form of Triumph Bancorp, Inc. Amended and Restated Restricted Stock Plan Award Agreement*

10.9†	Triumph Bancorp, Inc. Senior Executive Incentive Plan*

10.10†	Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan*

10.11†	Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan*

10.12†	Form of Indemnification Agreement*

10.13	Triumph Bancorp, Inc. Warrant to Triumph Consolidated Cos., LLC for the Purchase of Common Shares dated December 12, 2012*

21.1	Subsidiaries of Triumph Bancorp, Inc.*

23.1	Consent of Adam D. Nelson (contained in Exhibit 5.1)

23.2	Consent of Crowe Horwath LLP relating to Triumph Bancorp, Inc.

23.3	Consent of Crowe Horwath LLP relating to National Bancshares, Inc.

23.4	Consent of Plante & Moran, PLLC relating to National Bancshares, Inc.

24.1	Powers of Attorney (included on signature page)*

*	Previously filed.
**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.